   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1998

                                                     REGISTRATION NO. 333-47475
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   AMENDMENT

                                 NO. 4 TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                              PHARMACOPEIA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     8731                    33-0557266
     (STATE OR OTHER           (PRIMARY STANDARD            (IRS EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                                --------------

 101 COLLEGE ROAD EAST, PRINCETON, NEW JERSEY 08540, TELEPHONE: (609) 452-3600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                             MR. LEWIS J. SHUSTER
 EXECUTIVE VICE PRESIDENT, CORPORATE DEVELOPMENT, CHIEF FINANCIAL OFFICER AND
                                   SECRETARY
                              PHARMACOPEIA, INC.
 101 COLLEGE ROAD EAST, PRINCETON, NEW JERSEY 08540, TELEPHONE: (609) 452-3600 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:

        JAMES J. MARINO, ESQ.                     JAMES R. JONES, ESQ.
        DECHERT PRICE & RHOADS                     COOLEY GODWARD LLP
  997 LENOX DRIVE, BUILDING 3,                    3000 EL CAMINO REAL
            SUITE 210                          PALO ALTO, CALIFORNIA 94306
   LAWRENCEVILLE, NEW JERSEY 08648                   (650) 843-5000
            (609) 520-3200

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions under the Agreement and Plan of Merger and Reorganization (described in the Joint Proxy Statement/Prospectus included herein) are satisfied or waived.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]____________

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]___________

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              PHARMACOPEIA, INC.
                             101 COLLEGE ROAD EAST
                              PRINCETON, NJ 08540
                                (609) 452-3600

                                                                   May 13, 1998

Dear Stockholders:

  It is my pleasure to invite you to the Annual Meeting of the Stockholders of Pharmacopeia, Inc. to be held on June 12, 1998 at 9:00 a.m., local time, at The Forrestal at Princeton, 100 College Road East, Princeton, New Jersey.

  At the Annual Meeting, you will be asked to consider and vote upon the issuance of up to 8,726,020 shares of Pharmacopeia Common Stock, par value $.0001 per share ("Pharmacopeia Common Stock"), in order to effect the proposed acquisition of Molecular Simulations Incorporated ("MSI") pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 4, 1998 among Pharmacopeia, Micro Acquisition Corporation, a wholly-owned subsidiary of Pharmacopeia, and MSI. The Pharmacopeia Board of Directors has determined that this transaction is fair to and in the best interests of Pharmacopeia and its stockholders and recommends that you vote to approve this transaction.

  At the Annual Meeting, you will also be asked to elect two directors to the Board of Directors for a term of three years, to amend Pharmacopeia's 1994 Incentive Stock Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000, to further amend such stock plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance to 2,750,000 shares if Pharmacopeia's acquisition of MSI is accomplished, and to ratify the appointment of Ernst & Young LLP as Pharmacopeia's independent auditors for the fiscal year ending December 31, 1998.

  Once you have fully reviewed the enclosed Joint Proxy Statement/Prospectus, please complete, sign and date the accompanying proxy card and mail your proxy card back in the enclosed prepaid envelope whether or not you plan to attend the Annual Meeting. If you attend the Annual Meeting, you may vote in person whether or not you have previously returned your proxy.

  Thank you for your interest and participation in the affairs of Pharmacopeia.

                                          Sincerely,

                                          /s/Joseph A. Mollica, Ph.D.

                                          Joseph A. Mollica, Ph.D.

                              PHARMACOPEIA, INC.

                   NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                           TO BE HELD JUNE 12, 1998

TO THE STOCKHOLDERS:

  NOTICE IS HEREBY GIVEN that the 1998 Annual Meeting of Stockholders (the "Annual Meeting") of Pharmacopeia, Inc., a Delaware corporation
("Pharmacopeia"), will be held on June 12, 1998 at 9:00 a.m., local time, at The Forrestal at Princeton, 100 College Road East, Princeton, New Jersey, for the following purposes, as more fully described in the Joint Proxy Statement/Prospectus accompanying this Notice:

    1. To consider and vote upon a proposal to approve the issuance of up to 8,726,020 shares of Pharmacopeia Common Stock, par value $.0001 per share ("Pharmacopeia Common Stock"), in order to effect the proposed acquisition of Molecular Simulations Incorporated ("MSI") pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 4, 1998 among Pharmacopeia, Micro Acquisition Corporation, a wholly-owned subsidiary of Pharmacopeia ("Merger Subsidiary"), and MSI (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into MSI with MSI surviving as a wholly-owned subsidiary of Pharmacopeia (the "Merger"). At that time, each outstanding share of Common Stock, par value $.001 per share, of MSI ("MSI Common Stock"), Class B Common Stock, par value $.001 per share, of MSI, and Series A Convertible Preferred Stock, par value $.01 per share, of MSI (except for any such shares held by MSI or any subsidiary of MSI (or held by MSI as treasury stock) and any such shares held by Pharmacopeia or any subsidiary of Pharmacopeia), will be converted into the right to receive 0.5292 of a share of Pharmacopeia Common Stock (the "Exchange Ratio"). Upon effectiveness of the Merger, each outstanding option to purchase MSI Common Stock (an "MSI Option") will be converted into an option to purchase that number of shares of Pharmacopeia Common Stock determined by multiplying the number of shares of MSI Common Stock subject to such MSI Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest hundredth of a cent.

    2. To elect two directors to the Board of Directors for a term of three years.

    3. To consider and vote upon a proposal to amend Pharmacopeia's 1994 Incentive Stock Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000 shares.

    4. To consider and vote upon a proposal to amend Pharmacopeia's 1994 Incentive Stock Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder to 2,750,000 shares, effective upon consummation of the Merger.

    5. To ratify the appointment of Ernst & Young LLP as Pharmacopeia's independent auditors for the fiscal year ending December 31, 1998.

    6. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

  Details of the Merger Agreement and other important matters are set forth in the accompanying Joint Proxy Statement/Prospectus, which you are urged to read carefully.

  The Board of Directors has fixed the close of business on April 13, 1998 (the "Record Date") as the record date for the determination of those stockholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Accordingly, only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of

Pharmacopoeia Common Stock outstanding on the Record Date and entitled to vote thereat will constitute a quorum. The election of directors will be decided by a plurality of the votes cast. The approval of the issuance of Pharmacopeia Common Stock in connection with the Merger Agreement will require the affirmative vote of a majority of the votes cast. The approval of the proposed amendments to the 1994 Incentive Stock Plan and the ratification of the appointment of Ernst & Young LLP will require the affirmative vote of the holders of a majority of the shares of Pharmacopeia Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

                                          By Order of the Board of Directors,

                                          /s/Lewis J. Shuster

                                          Lewis J. Shuster
                                          Secretary

Princeton, New Jersey
May 13, 1998

   PLEASE DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING. EXECUTION OF A PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ARE PRESENT AT THE ANNUAL MEETING.

                      MOLECULAR SIMULATIONS INCORPORATED
                              9685 SCRANTON ROAD
                          SAN DIEGO, CALIFORNIA 92121

Dear Holders of Common Stock and Series A Convertible Preferred Stock of Molecular Simulations Incorporated:

  You are cordially invited to attend the Special Meeting (the "MSI Special Meeting") of the stockholders of Molecular Simulations Incorporated ("MSI") which will be held at the principal executive offices of MSI located at 9685 Scranton Road, San Diego, California 92121, on June 12, 1998, at 9:00 a.m., local time.

  At the MSI Special Meeting, you will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Merger and Reorganization, dated as of February 4, 1998 (the "Merger Agreement"), among Pharmacopeia, Inc. ("Pharmacopeia"), Micro Acquisition Corporation, a wholly-owned subsidiary of Pharmacopeia ("Merger Subsidiary"), and MSI. The foregoing proposal is described more fully in the accompanying Joint Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Annex 1 to the Joint Proxy Statement/Prospectus.

  Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into MSI (the "Merger"), whereupon MSI will become a wholly-owned subsidiary of Pharmacopeia. At that time, each share of Common Stock of MSI, par value $.001 per share ("MSI Common Stock"), Class B Common Stock of MSI, par value $.001 per share ("MSI Class B Common Stock"), and Series A Convertible Preferred Stock of MSI, par value $.01 per share ("MSI Preferred Stock") (collectively, the "MSI Capital Stock"), issued and outstanding immediately prior to the effective time of the Merger (except for any such shares held by MSI or any subsidiary of MSI (or held by MSI as treasury stock) and any such shares held by Pharmacopeia or any subsidiary of Pharmacopeia) will be converted into the right to receive 0.5292 of a share of common stock of Pharmacopeia, par value $.0001 per share ("Pharmacopeia Common Stock"). Holders of MSI Capital Stock will receive cash in lieu of any fractional shares of Pharmacopeia Common Stock to which such stockholders would otherwise be entitled. Each outstanding option to purchase MSI Common Stock ("MSI Option") will be converted into an option to purchase that number of shares of Pharmacopeia Common Stock determined by multiplying the number of shares of MSI Common Stock subject to such MSI Option immediately prior to the effective time of the Merger by 0.5292, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by 0.5292, rounded up to the nearest hundredth of a cent.

  Consummation of the proposed Merger is subject to, among other things, approval by the holders of the majority of the outstanding shares of MSI Common Stock and MSI Preferred Stock voting as a single class, approval by a majority of the votes cast by the holders of shares of Pharmacopeia Common Stock and expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Merger would be consummated shortly after such stockholder approvals are obtained, such waiting period expires or is terminated and the other conditions to the Merger are satisfied or waived. If the requisite approvals of the stockholders of MSI and Pharmacopeia are received, the Merger is expected to be consummated shortly thereafter.

  The approval and adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of holders of at least a majority of the outstanding shares of MSI Common Stock and MSI Preferred Stock voting together as a single class.

  Stockholders are urged to review carefully the information contained in the Joint Proxy Statement/Prospectus prior to deciding how to vote their shares at the MSI Special Meeting.

  THE MSI BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, MSI STOCKHOLDERS. ACCORDINGLY, THE MSI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND APPROVED THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MSI VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

  Whether or not you expect to attend the MSI Special Meeting in person, please complete, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the MSI Special Meeting you may vote in person, even if you previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/Michael J. Savage

                                          Michael J. Savage
                                          President and Chief Executive
                                           Officer

May 13, 1998

                      MOLECULAR SIMULATIONS INCORPORATED

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 12, 1998

TO THE HOLDERS OF COMMON STOCK AND SERIES A CONVERTIBLE PREFERRED STOCK OF MOLECULAR SIMULATIONS INCORPORATED:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "MSI Special Meeting") of Molecular Simulations Incorporated, a Delaware corporation ("MSI"), will be held on June 12, 1998 at 9:00 a.m., local time, at the principal executive offices of MSI located at 9685 Scranton Road, San Diego, California 92121, for the purpose of considering and voting upon the following matters:

    1. A proposal to (i) approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of February 4, 1998 (the "Merger Agreement"), by and among Pharmacopeia, Inc., a Delaware corporation ("Pharmacopeia"), Micro Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Pharmacopeia ("Merger Subsidiary"), and MSI, and (ii) to approve the merger of Merger Subsidiary with and into MSI upon the terms and subject to the conditions of the Merger Agreement (the "Merger"). Upon completion of the Merger, MSI will be a wholly-owned subsidiary of Pharmacopeia.

    2. Such other business as may properly come before the MSI Special Meeting or any adjournments or postponements thereof.

  Detailed information concerning the Merger Agreement and the Merger is contained in the attached Joint Proxy Statement/Prospectus and the Annexes thereto; please read it carefully.

  THE MSI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND APPROVED THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

  ONLY STOCKHOLDERS WHO WERE HOLDERS OF RECORD OF COMMON STOCK OR SERIES A CONVERTIBLE PREFERRED STOCK OF MSI AT THE CLOSE OF BUSINESS ON MAY 1, 1998 WILL BE ENTITLED TO RECEIVE NOTICE OF AND TO VOTE AT THE MSI SPECIAL MEETING.

  Whether or not you expect to attend the MSI Special Meeting, WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY in the enclosed postage-prepaid envelope. You may revoke your proxy at any time before it is voted by giving written notice of revocation to MSI, by subsequently filing another proxy or by attending the MSI Special Meeting and voting in person.

                                          By order of the Board of Directors,

                                          /s/David B. Hiatt

                                          David B. Hiatt
                                          Secretary of the Company

May 13, 1998
San Diego, California

                            YOUR VOTE IS IMPORTANT.
PLEASE COMPLETE, SIGN AND PROMPTLY RETURN YOUR PROXY CARD. STOCKHOLDERS SHOULD
              NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION--DATED MAY 8, 1998

PHARMACOPEIA, INC.                            MOLECULAR SIMULATIONS INCORPORATED
101 COLLEGE ROAD EAST                                         9685 SCRANTON ROAD
PRINCETON, NEW JERSEY 08540                          SAN DIEGO, CALIFORNIA 92121


                        JOINT PROXY STATEMENT/PROSPECTUS

                         ANNUAL MEETING OF STOCKHOLDERS
                             OF PHARMACOPEIA, INC.
                       SPECIAL MEETING OF STOCKHOLDERS OF
                       MOLECULAR SIMULATIONS INCORPORATED
                         PHARMACOPEIA, INC. PROSPECTUS
                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

  This Joint Proxy Statement/Prospectus relates to the proposed acquisition of Molecular Simulations Incorporated, a Delaware corporation ("MSI"), by Pharmacopeia, Inc., a Delaware corporation ("Pharmacopeia"), pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 4, 1998 (the "Merger Agreement"), among MSI, Pharmacopeia and Micro Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Pharmacopeia ("Merger Subsidiary"). It is being furnished to (i) stockholders of Pharmacopeia in connection with the solicitation of proxies by the Pharmacopeia Board of Directors for the Annual Meeting of Pharmacopeia Stockholders to be held on June 12, 1998 and any adjournment or postponement thereof (the "Pharmacopeia Annual Meeting") and (ii) holders of MSI Common Stock and MSI Preferred Stock (each as defined below) in connection with the solicitation of proxies by the MSI Board of Directors for the Special Meeting of MSI Stockholders to be held on June 12, 1998 and any adjournment or postponement thereof (the "MSI Special Meeting," and together with the Pharmacopeia Annual Meeting, the "Stockholder Meetings").

  The Merger Agreement provides that, upon the satisfaction or waiver of certain conditions to the closing set forth therein, Merger Subsidiary will be merged with and into MSI with MSI surviving as a wholly-owned subsidiary of Pharmacopeia (the "Merger"). Upon effectiveness of the Merger, each outstanding share of Common Stock, par value $.001 per share, of MSI ("MSI Common Stock"), Class B Common Stock, par value $.001 per share, of MSI ("MSI Class B Common Stock"), and Series A Convertible Preferred Stock, par value $.01 per share, of MSI ("MSI Preferred Stock," and together with the MSI Common Stock and the MSI Class B Common Stock, the "MSI Capital Stock") (except for any such shares held by MSI or any subsidiary of MSI (or held by MSI as treasury stock) and any such shares held by Pharmacopeia or any subsidiary of Pharmacopeia), will be converted into the right to receive 0.5292 (the "Exchange Ratio") of a share of Common Stock, par value $.0001 per share, of Pharmacopeia ("Pharmacopeia Common Stock"), subject to appropriate adjustment in the event of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or similar transaction with respect to MSI Capital Stock or Pharmacopeia Common Stock. Holders of MSI Capital Stock will receive cash in lieu of any fractional shares of Pharmacopeia Common Stock to which such stockholders would otherwise have been entitled. Upon effectiveness of the Merger, each outstanding option to purchase MSI Common Stock (an "MSI Option") will be converted into an option to purchase that number of shares of Pharmacopeia Common Stock determined by multiplying the number of shares of MSI Common Stock subject to such MSI Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest hundredth of a cent.

  The respective obligations of Pharmacopeia, MSI and Merger Subsidiary to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions set forth in the Merger Agreement. These conditions include but are not limited to the approval by Pharmacopeia stockholders of the Issuance Proposal (as defined below), the approval by holders of MSI Common Stock and MSI Preferred Stock of the Merger Proposal (as defined below), the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the approval for quotation on the Nasdaq National Market of the shares of Pharmacopeia Common Stock to be issued in the Merger. On March 16, 1998, Pharmacopeia and an affiliate of MSI received notices of the grant of early termination of the waiting period under the HSR Act.

  At the Pharmacopeia Annual Meeting, stockholders of Pharmacopeia will consider and vote on proposals (i) to issue up to an aggregate of 8,726,020 shares of Pharmacopeia Common Stock in order to effect the Merger, (ii) to elect two directors to the Pharmacopeia Board of Directors for a term of three years, (iii) to amend Pharmacopeia's 1994 Incentive Stock Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000 shares, (iv) to amend Pharmacopeia's 1994 Incentive Stock Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder to 2,750,000 shares, effective upon consummation of the Merger, and (v) to ratify the appointment of Ernst & Young LLP as Pharmacopeia's independent auditors for the fiscal year ending December 31, 1998.

  At the MSI Special Meeting, holders of MSI Common Stock and MSI Preferred Stock will consider and vote on a proposal to approve and adopt the Merger Agreement and to approve the Merger (the "Merger Proposal").

  This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Pharmacopeia with respect to the issuance of Pharmacopeia Common Stock in connection with the Merger.

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to Pharmacopeia and MSI stockholders on or about May 13, 1998.

  All information in this Joint Proxy Statement/Prospectus relating to Pharmacopeia has been furnished by Pharmacopeia, and all information in this Joint Proxy Statement/Prospectus relating to MSI has been furnished by MSI.

THE SHARES OF PHARMACOPEIA COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EX-CHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
 OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  SEE "RISK FACTORS" BEGINNING ON PAGE 19 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF PHARMACOPEIA AND MSI WITH RESPECT TO THE MERGER.

      The date of this Joint Proxy Statement/Prospectus is [     ], 1998.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   5
FORWARD-LOOKING STATEMENTS................................................   6
SUMMARY...................................................................   7
  General.................................................................   7
  The Companies...........................................................   8
  The Stockholder Meetings................................................   9
  The Merger..............................................................  11
  Recommendations of the Boards of Directors; Reasons for the Merger......  12
  Opinions of Financial Advisors..........................................  13
  Interests of Certain Persons in the Merger..............................  13
  Regulatory Approvals....................................................  13
  Appraisal Rights........................................................  13
  Accounting Treatment....................................................  14
  Federal Income Tax Consequences.........................................  14
  Risk Factors............................................................  14
  Markets and Market Prices...............................................  14
  Comparative Per Share Data..............................................  15
  Dividend Policy.........................................................  15
  Selected Historical Financial Data Of Pharmacopeia, Inc.................  16
  Selected Historical Consolidated Financial Data Of Molecular Simulations
   Incorporated And Subsidiaries..........................................  17
  Selected Pro Forma Combined Financial Data..............................  18
RISK FACTORS..............................................................  19
  Risks Common to Both Companies..........................................  19
  Risks Related to Pharmacopeia...........................................  23
  Risks Related to MSI....................................................  27
THE STOCKHOLDER MEETINGS..................................................  31
  Introduction............................................................  31
  Pharmacopeia Annual Meeting.............................................  31
  MSI Special Meeting.....................................................  35
THE MERGER................................................................  37
  Background..............................................................  37
  Recommendations of the Pharmacopeia Board of Directors; Pharmacopeia's
   Reasons for the Merger.................................................  41
  Recommendations of the MSI Board of Directors; MSI's Reasons for the
   Merger.................................................................  43
  Opinion of Pharmacopeia's Financial Advisor.............................  44
  Opinion of MSI's Financial Advisor......................................  48
  Interests of Certain Persons in the Merger..............................  51
  Exchange of Stock Certificates..........................................  52
  Management after the Merger.............................................  52
  Nasdaq National Market..................................................  52
  Regulatory Approvals....................................................  52
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS...............  53
THE MERGER AGREEMENT......................................................  59
  Effective Time..........................................................  59
  Conversion of Shares of MSI Capital Stock Pursuant to the Merger;
   Treatment of Options...................................................  59
  Representations and Warranties..........................................  59
  Conduct of Business Pending the Merger..................................  60

                                                                           PAGE
                                                                           ----
  Indemnification; Directors' and Officers' Insurance.....................  63
  Conditions to Consummation of the Merger................................  64
  Termination; Termination Fees and Expenses..............................  65
  Amendment of the Merger Agreement.......................................  65
  Expenses and Fees.......................................................  66
APPRAISAL RIGHTS..........................................................  66
ACCOUNTING TREATMENT OF THE MERGER........................................  68
FEDERAL SECURITIES LAW CONSEQUENCES.......................................  68
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...................................  68
  The Merger..............................................................  69
  Federal Income Tax Consequences to Dissenters...........................  69
COMPARISON OF STOCKHOLDERS' RIGHTS........................................  69
  Voting..................................................................  70
  Directors...............................................................  70
  Liability of Officers and Directors; Indemnification....................  70
  Special Meetings........................................................  71
  Pharmacopeia Preferred Stock............................................  71
  Voting by Ballot........................................................  71
  Amendment of Certificate of Incorporation and By-laws...................  71
  Dividends; Liquidation Rights...........................................  71
  Special Rights of MSI Preferred Stock and MSI Class B Common Stock......  72
INFORMATION CONCERNING PHARMACOPEIA.......................................  72
INFORMATION CONCERNING MSI................................................  73
MSI SELECTED CONSOLIDATED FINANCIAL DATA..................................  84
MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS....................................................  86
MSI MANAGEMENT............................................................  91
MSI PRINCIPAL STOCKHOLDERS................................................  95
EXPERTS...................................................................  97
LEGAL OPINIONS............................................................  98
ELECTION OF PHARMACOPEIA DIRECTORS........................................  98
  General.................................................................  98
  Nominees for Election at the Pharmacopeia Annual Meeting................  98
  Incumbent Directors Whose Terms of Office Continue After the
   Pharmacopeia Annual Meeting............................................  99
  Stock Ownership of Principal Stockholders and Management................ 100
  Board Meetings and Committees........................................... 101
  Board Compensation...................................................... 101
  Employment Agreements................................................... 101
PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF
 SHARES AUTHORIZED FOR ISSUANCE THEREUNDER TO 2,250,000 SHARES............ 102
PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF
 SHARES AUTHORIZED FOR ISSUANCE THEREUNDER TO 2,750,000 SHARES EFFECTIVE
 UPON CONSUMMATION OF THE MERGER.......................................... 102
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS....................... 103
OTHER INFORMATION REGARDING PHARMACOPEIA.................................. 104
  Performance Graph....................................................... 104
  Compensation Tables..................................................... 105
  Report of the Compensation Committee.................................... 106
  Section 16(a) Beneficial Ownership Reporting Compliance................. 109

                                                                          PAGE
                                                                          ----
  Compensation Committee Interlocks And Insider Participation............ 109
  Certain Transactions................................................... 109
STOCKHOLDER PROPOSALS FOR THE 1999 ANNUAL MEETING OF PHARMACOPEIA
 STOCKHOLDERS............................................................ 109
INDEX TO MSI CONSOLIDATED FINANCIAL STATEMENTS........................... 110

Annex 1--Agreement and Plan of Merger and Reorganization
Annex 2--Opinion of BT Alex. Brown Incorporated
Annex 3--Opinion of Goldman Sachs & Co.
Annex 4--Section 262 of the Delaware General Corporation Law
Annex 5--Description of the Pharmacopeia 1994 Incentive Stock Plan

                             AVAILABLE INFORMATION

  Pharmacopeia is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Pharmacopeia can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and the address of such site is http://www.sec.gov. Pharmacopeia Common Stock is listed on the Nasdaq National Market and such reports, proxy statements and other information concerning Pharmacopeia are available for inspection at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

  Pharmacopeia has filed the Registration Statement under the Securities Act with the Commission covering a maximum of 8,726,020 shares of Pharmacopeia Common Stock to be issued in connection with the Merger. This Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus, as to the contents of any contract or other document referred to herein or therein, are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

  MSI is not subject to the informational requirements of the Exchange Act and does not file reports and other information with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Pharmacopeia hereby incorporates by reference into this Joint Proxy Statement/Prospectus (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended, which contains audited financial statements for Pharmacopeia's latest fiscal year for which a Form 10-K was required to have been filed, (ii) all other reports filed by Pharmacopeia pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997, including but not limited to its Current Report on Form 8-K filed with the Commission on February 5, 1998 and (iii) the description of Pharmacopeia Common Stock as contained in its registration statement filed pursuant to
Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

  All documents and reports filed by Pharmacopeia with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the Stockholder Meetings shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus and to be a part hereof from the respective dates of filing of such Joint Proxy Statement/Prospectus and such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in a subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. PHARMACOPEIA HEREBY UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS (NOT INCLUDING EXHIBITS TO SUCH INFORMATION UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH INFORMATION). SUCH REQUESTS FOR INFORMATION SHOULD BE DIRECTED TO LEWIS J. SHUSTER, EXECUTIVE VICE PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER, AT PHARMACOPEIA'S PRINCIPAL EXECUTIVE OFFICES AT 101 COLLEGE ROAD EAST, PRINCETON, NEW JERSEY 08540; TELEPHONE (609) 452-3600. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN JUNE 5, 1998.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR THE SALE OF ANY SECURITIES HEREUNDER UNDER ANY CIRCUMSTANCES IS INTENDED TO CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF EITHER PHARMACOPEIA OR MSI SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

  This Joint Proxy Statement/Prospectus contains trademarks of Pharmacopeia and MSI as well as trademarks of other companies.

                          FORWARD-LOOKING STATEMENTS

  THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE RESULTS OF OPERATIONS AND BUSINESS OF PHARMACOPEIA. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED OR PROJECTED, FORECAST, ESTIMATED OR BUDGETED IN SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (i) FAILURE TO ACHIEVE THE SYNERGIES AND OTHER BENEFITS THAT PHARMACOPEIA BELIEVES MAY RESULT FROM THE MERGER; (ii) HEIGHTENED COMPETITION, THE ENTRY OF NEW COMPETITORS AND THE FORMATION OF NEW PRODUCTS BY NEW AND EXISTING COMPETITORS; (iii) FAILURE TO OBTAIN NEW CUSTOMERS OR RETAIN EXISTING CUSTOMERS; (iv) INABILITY TO CARRY OUT MARKETING AND/OR EXPANSION PLANS; (v) LOSS OF KEY EXECUTIVES; (vi) GENERAL ECONOMIC AND BUSINESS CONDITIONS WHICH ARE LESS FAVORABLE THAN EXPECTED; (vii) UNANTICIPATED CHANGES IN INDUSTRY TRENDS; (viii) GREATER THAN EXPECTED COSTS OR DIFFICULTIES RELATING TO THE INTEGRATION OF PHARMACOPEIA AND MSI; (ix) GREATER THAN EXPECTED COSTS OR DIFFICULTIES IN DEVELOPING AND MAINTAINING RIGHTS IN PROPRIETARY AND PATENTED TECHNOLOGIES; (x) GREATER THAN EXPECTED COSTS OR DIFFICULTIES IN OBTAINING ANY REGULATORY APPROVALS REQUIRED FOR THE MARKETING OF PRODUCTS; AND (xi) THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. PHARMACOPEIA DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus, or incorporated by reference herein. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere herein or incorporated by reference herein. Stockholders of each of Pharmacopeia and MSI are urged to review in their entirety this Joint Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference.

GENERAL

  This Joint Proxy Statement/Prospectus relates to the proposed acquisition of Molecular Simulations Incorporated, a Delaware corporation ("MSI"), by Pharmacopeia, Inc., a Delaware corporation ("Pharmacopeia"), pursuant to an Agreement and Plan of Merger and Reorganization dated as of February 4, 1998 (the "Merger Agreement"), among MSI, Pharmacopeia and Micro Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Pharmacopeia ("Merger Subsidiary"). Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into MSI (the "Merger"), as a result of which the separate corporate existence of Merger Subsidiary shall cease and MSI shall continue as a wholly-owned subsidiary of Pharmacopeia (the "Surviving Corporation"). Upon effectiveness of the Merger, each then outstanding share of Common Stock, par value $.001 per share, of MSI ("MSI Common Stock"), Class B Common Stock, par value $.001 per share, of MSI ("MSI Class B Common Stock"), and Series A Convertible Preferred Stock, par value $.01 per share, of MSI ("MSI Preferred Stock," and with the MSI Common Stock and the MSI Class B Common Stock, the "MSI Capital Stock") (except for any such shares held by MSI or any subsidiary of MSI (or held by MSI as treasury stock) and any such shares held by Pharmacopeia or any subsidiary of Pharmacopeia) will be converted into the right to receive 0.5292 (the "Exchange Ratio") of a share of Common Stock, par value $.0001 per share, of Pharmacopeia ("Pharmacopeia Common Stock"). Holders of MSI Capital Stock will receive cash in lieu of any fractional shares of Pharmacopeia Common Stock to which such stockholders would have been entitled. Each outstanding option to purchase MSI Common Stock (an "MSI Option") will be converted into an option to purchase that number of shares of Pharmacopeia Common Stock determined by multiplying the number of shares of MSI Common Stock subject to such MSI Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by the Exchange Ratio, rounded up to the nearest hundredth of a cent.

  At the Effective Time (as defined below), each share of MSI Capital Stock then outstanding will be converted into the right to receive shares of Pharmacopeia Common Stock based on the Exchange Ratio. Based upon the 13,367,215 shares of MSI Capital Stock outstanding on the MSI Record Date (as defined below), without making any adjustment for fractional share interests and assuming no exercise of MSI Options outstanding as of the MSI Record Date, Pharmacopeia will issue 7,073,930 shares of Pharmacopeia Common Stock at the Effective Time in connection with the Merger. Furthermore, assuming that the number of shares of Pharmacopeia Common Stock issued and outstanding on the Pharmacopeia Record Date (as defined below) is equal to the number of shares of Pharmacopeia Common Stock issued and outstanding immediately prior to the consummation of the Merger, such 7,073,930 shares of Pharmacopeia Common Stock issued to MSI stockholders in connection with the Merger will constitute approximately 37.5% of the issued and outstanding shares of Pharmacopeia Common Stock immediately following consummation of the Merger. The value of such 7,073,930 shares of Pharmacopeia Common Stock, based on the closing price of Pharmacopeia Common Stock on May 7, 1998, the most recent practicable date prior to the printing of this Joint Proxy Statement/Prospectus, was approximately $140,590,000.

  The respective obligations of Pharmacopeia, MSI and Merger Subsidiary to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions set forth in the Merger Agreement. These conditions include but are not limited to the approval by Pharmacopeia stockholders of the Issuance Proposal (as defined below), the approval by holders of MSI Common Stock and MSI Preferred Stock of the

Merger Proposal (as defined below), the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the approval for quotation on the Nasdaq National Market of the shares of Pharmacopeia Common Stock to be issued in the Merger. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger."

  A copy of the Merger Agreement is attached hereto as Annex 1, and the terms of the Merger Agreement are summarized herein. See "THE MERGER AGREEMENT."

THE COMPANIES

  Pharmacopeia. Since its inception in March 1993, Pharmacopeia has focused its research efforts on developing a novel, proprietary technology for accelerating the pace of drug discovery for its pharmaceutical and biotechnology customers. Pharmacopeia's Encoded Combinatorial Library on Polymeric Support ("ECLiPS(TM)") technology addresses a key challenge in the drug discovery process: generating and evaluating large numbers of diverse and readily identifiable small molecule compounds to find new, orally active drugs. ECLiPS enables Pharmacopeia to generate hundreds of thousands of small molecule compounds at a fraction of the cost of traditional chemical synthesis methods. Pharmacopeia focuses on drug discovery, and seeks customers to develop, manufacture, market and sell resulting drugs. To date, Pharmacopeia has signed contracts with several customers, including Schering Corporation and Schering-Plough Ltd., Berlex Laboratories, Inc., Novartis Corporation, Bayer Corporation, Daiichi Pharmaceutical Co., Ltd., N.V. Organon and Bristol-Myers Squibb Company.

  Pharmacopeia's technology supports its pharmaceutical and biotechnology customers in improving their drug discovery productivity. Pharmacopeia uses a patented "Direct Divide" approach to combinatorial chemistry to build collections, or libraries, of 10,000 to 500,000 or more small molecule compounds by performing only 50 to 200 individual chemical reactions. This "Direct Divide" approach yields a more controlled distribution of final compounds than does the "pool and split" method currently used by certain other companies in drug discovery and previously practiced at Pharmacopeia. Pharmacopeia's ECLiPS technology offers substantial productivity improvements as compared to the 10,000 to 500,000 or more reactions that would be required to prepare similarly sized chemical libraries by synthesizing each compound individually. The ECLiPS productivity advantage results from Pharmacopeia's synthesis of compounds on tiny plastic beads in large mixtures. After each solid phase synthesis step, proprietary tag sets are attached to the beads to indicate the chemical building block and reaction conditions used in that step. These stable, easily detectable tag sets enable Pharmacopeia to rapidly identify from the mixture any compound that is active in a biological screening assay. Pharmacopeia's tagging technology is licensed exclusively from Columbia University ("Columbia") and Cold Spring Harbor Laboratory ("Cold Spring").

  Pharmacopeia's objective is to be among the industry leaders in the discovery and optimization of novel drug candidates. Pharmacopeia's commercialization strategy is to pursue collaborations with pharmaceutical and biotechnology companies. Pursuant to collaborative agreements, Pharmacopeia licenses its libraries for screening by customers, forms drug discovery collaborations with its customers and plans to license internally-developed compounds. Pharmacopeia's technology strategy is to enhance productivity through cost reductions and increased throughput and to build Pharmacopeia's library collection and its knowledge base of the relationships between chemical structures and biological targets for use in future drug discovery programs.

  Pharmacopeia is a Delaware corporation with its principal executive offices at 101 College Road East, Princeton, New Jersey 08540. Its telephone number is
(609) 452-3600. Its email address is pcop.com.

  MSI. MSI is a leading provider of molecular modeling and simulation software. MSI designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical and materials industries. Using MSI's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements. MSI's customers comprise leading commercial, governmental and academic organizations, including many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide.

  MSI has a comprehensive product suite consisting of over 100 application modules based on proprietary technologies that employ fundamental scientific principles, advanced computer visualization, molecular modeling techniques and computational chemistry. MSI's application products allow scientists to perform molecular level computations of chemical, biological and physical properties; to simulate, visualize and analyze chemical and biological systems; and to communicate the results to other scientists. MSI's products are based upon advanced software architectures that facilitate the development, integration and deployment of new software products. MSI also offers open access to its core software development environment, within which customers and third-party licensees can develop, integrate and distribute their own software applications for computational chemistry, biology and materials research. MSI markets its products and services worldwide, principally through its direct sales force based in the United States and Europe and through its distribution network in the Asia/Pacific region.

  MSI plans to continue enhancing its product and service offerings for simulation specialists, who are the principal users of MSI's products. In addition, MSI plans to broaden significantly its user base to include the much larger population of experimentalists--laboratory scientists and engineers that engage in experimental activities. MSI has packaged its core simulation technologies into solutions-oriented applications known as computational instruments. These products are easier to use than traditional simulation products and perform specific functions analogous to typical laboratory procedures. Recently, MSI has developed its WebLab family of products, which are computational instruments accessible over corporate intranets. These instruments create a "virtual laboratory" of computational instruments and other products for use on desktop computers by a broad range of scientists to perform computational chemistry, biology and materials experiments.

  MSI was incorporated in Delaware in June 1984. MSI's principal executive offices are located at 9685 Scranton Road, San Diego, California 92121. Its telephone number is (619) 458-9990. Its e-mail address is solutions@msi.com.

  Merger Subsidiary. Merger Subsidiary is a wholly-owned subsidiary of Pharmacopeia recently formed for the sole purpose of facilitating the Merger. Other than in connection with the Merger Agreement, Merger Subsidiary has no assets (other than those received in connection with its initial capitalization) or liabilities. Merger Subsidiary is a Delaware corporation with its principal executive offices at 101 College Road East, Princeton, New Jersey 08540. Its telephone number is (609) 452-3600.

THE STOCKHOLDER MEETINGS

  Pharmacopeia. The Annual Meeting of Stockholders of Pharmacopeia (the "Pharmacopeia Annual Meeting") will be held on June 12, 1998 at 9:00 a.m., local time, at The Forrestal at Princeton, 100 College Road East, Princeton, New Jersey. At the Pharmacopeia Annual Meeting, holders of Pharmacopeia Common Stock will be asked to consider and vote upon (i) a proposal to issue up to an aggregate of 8,726,020 shares of Pharmacopeia Common Stock in order to effect the proposed acquisition of MSI pursuant to the Merger Agreement (the "Issuance Proposal"), (ii) a proposal to elect two directors to the Board of Directors for a term of three years, (iii) a proposal to amend Pharmacopeia's 1994 Incentive Stock Plan (the "Incentive Plan") to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000 shares, (iv) a proposal to amend the Incentive Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder to 2,750,000 shares, effective upon consummation of the Merger, (v) the ratification of Ernst & Young LLP as Pharmacopeia's independent auditors for the fiscal year ending December 31, 1998 and (vi) such other business as may properly come before the Pharmacopeia Annual Meeting or any adjournment thereof.

  Only holders of record of Pharmacopeia Common Stock at the close of business on April 13, 1998 (the "Pharmacopeia Record Date") are entitled to notice of and to vote at the Pharmacopeia Annual Meeting or any adjournment or postponement thereof. At the close of business on the Pharmacopeia Record Date, there were outstanding and entitled to vote 11,811,079 shares of Pharmacopeia Common Stock. Each holder of record of Pharmacopeia Common Stock is entitled to cast one vote per share on any matter that may properly come before the Pharmacopeia Annual Meeting. A majority of the issued and outstanding shares of Pharmacopeia Common Stock entitled to vote at the Pharmacopeia Annual Meeting must be represented at the Pharmacopeia Annual Meeting, in person or by proxy, to constitute a quorum for the transaction of business. The affirmative vote of the holders of a majority of the shares of Pharmacopeia Common Stock present in person or represented by proxy is required to approve and adopt the proposed amendments to the Incentive Plan, and to ratify the appointment of Ernst & Young LLP. The election of the two nominees to the Pharmacopeia Board of Directors named herein will be determined by a plurality of the votes cast. The approval of the Issuance Proposal will be decided by a majority of the votes cast.

  As of the Pharmacopeia Record Date, the directors and executive officers of Pharmacopeia owned or had voting control over an aggregate of 1,286,639 shares of Pharmacopeia Common Stock, representing approximately 11% of the votes entitled to be cast at the Pharmacopeia Annual Meeting. Each of the directors and executive officers of Pharmacopeia has advised Pharmacopeia that he or she intends to vote or direct the vote of all outstanding shares of Pharmacopeia Common Stock over which he or she has voting control in favor of the approval of the Issuance Proposal, the proposed amendments to the Incentive Plan, the ratification of Ernst & Young LLP and the election of the two nominees to the Pharmacopeia Board of Directors named herein.

  MSI. A Special Meeting (the "MSI Special Meeting") of the stockholders of MSI will be held at the principal executive offices of MSI located at 9685 Scranton Road, San Diego, California 92121, on June 12, 1998, at 9:00 a.m., local time. At the MSI Special Meeting, holders of MSI Common Stock and MSI Preferred Stock will be asked to consider and vote upon (i) the approval and adoption of the Merger Agreement and the approval of the Merger (the "Merger Proposal") and
(ii) such other matters as may properly come before the MSI Special Meeting or any adjournment or postponement thereof.

  Only holders of record of MSI Common Stock and MSI Preferred Stock at the close of business on May 1, 1998 (the "MSI Record Date") will be entitled to receive notice of and to vote at the MSI Special Meeting or any adjournment or postponement thereof. As of the MSI Record Date, there were 278 stockholders of record holding an aggregate of approximately 9,898,110 shares of MSI Common Stock and one stockholder of record holding 2,222,223 shares of MSI Preferred Stock. Each share of MSI Common Stock and MSI Preferred Stock entitles the holder thereof to one vote on any matter that may properly come before the MSI Special Meeting. The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of MSI Common Stock and MSI Preferred Stock is necessary to constitute a quorum at the MSI Special Meeting. The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of MSI Common Stock and MSI Preferred Stock, voting together as a single class. Pursuant to that certain Shareholders Agreement, dated as of August 15, 1995, by and among Corning Incorporated ("Corning"), MSI and Certain Shareholders of MSI, Corning and its transferees are required to vote all of their shares of MSI Common Stock in accordance with a majority of the MSI Board of Directors on any matter submitted for or requiring a stockholder vote.

  As of the MSI Record Date, the directors and executive officers of MSI owned or had voting control of over an aggregate of 6,334,237 shares of MSI Common Stock and MSI Preferred Stock, representing approximately 52% of the votes entitled to be cast at the MSI Special Meeting. Each of the directors and executive officers of MSI has advised MSI that he intends to vote or direct the vote of all outstanding shares of MSI Common Stock and/or MSI Preferred Stock over which he has voting control in favor of the approval of the Merger Proposal.

THE MERGER

  General. Pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into MSI. As a result of the Merger, the separate corporate existence of Merger Subsidiary will cease and MSI will continue as the Surviving Corporation. Each then outstanding share of MSI Capital Stock (except for any such shares held by MSI or any subsidiary of MSI (or held by MSI as treasury stock) and any such shares held by Pharmacopeia or any subsidiary of Pharmacopeia) will be converted into the right to receive shares of Pharmacopeia Common Stock based on the Exchange Ratio, and each outstanding MSI Option will be converted into an option to purchase Pharmacopeia Common Stock based on the Exchange Ratio. The terms of the Merger Agreement are more fully described in "THE MERGER AGREEMENT." The terms of the conversion of shares of MSI Capital Stock into Pharmacopeia Common Stock and the assumption of MSI Options by Pharmacopeia are more fully described in "THE MERGER AGREEMENT-- Conversion of Shares of MSI Capital Stock Pursuant to the Merger; Treatment of Options."

  Effective Time. The Merger will become effective at the time and on the date that a Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time"). It is presently contemplated that the Effective Time will occur as soon as practicable after the requisite approvals of the stockholders of Pharmacopeia and MSI are obtained and other conditions to the Merger set forth in the Merger Agreement are satisfied. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger."

  Exchange of Stock Certificates. As soon as reasonably practicable after the Effective Time, instructions with regard to the surrender of MSI stock certificates, together with a letter of transmittal to be used for this purpose, will be furnished to MSI stockholders for use in exchanging their MSI stock certificates for the shares of Pharmacopeia Common Stock and cash for fractional shares they will be entitled to receive as a result of the Merger. MSI STOCKHOLDERS SHOULD NOT SURRENDER THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL SUCH INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED. See "THE MERGER--Exchange of Stock Certificates."

  Conditions to the Merger. The respective obligations of Pharmacopeia, MSI and Merger Subsidiary to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions set forth in the Merger Agreement. These conditions include but are not limited to the approval by Pharmacopeia stockholders of the Issuance Proposal, the approval by holders of MSI Common Stock and MSI Preferred Stock of the Merger Proposal, the expiration or termination of the waiting period applicable to the Merger under the HSR Act, and the approval for quotation on the Nasdaq National Market of the shares of Pharmacopeia Common Stock to be issued in the Merger. On March 16, 1998, Pharmacopeia and an affiliate of MSI received notices of the grant of early termination of the waiting period under the HSR Act. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (i) by the mutual written consent of Pharmacopeia and MSI, (ii) by either Pharmacopeia or MSI if the Merger shall not have been consummated by July 1, 1998, (iii) by either Pharmacopeia or MSI if a court or other governmental body shall have issued a final order prohibiting the Merger, (iv) by either Pharmacopeia or MSI if either such company's stockholders shall not have approved the transactions contemplated by the Merger at the applicable Stockholders' Meeting, (v) by either Pharmacopeia or MSI if either of such entities' Board of Directors withdraws or adversely modifies its approval of the Merger Agreement or approves another merger or similar transaction, or (vi) by either Pharmacopeia or MSI, if the other shall have breached any representation, warranty or covenant set forth in the Merger Agreement and such breach shall not have been cured within 45 days of such breach. See "THE MERGER AGREEMENT--Termination; Termination Fees and Expenses."

  Termination Fees; Expenses. Subject to certain conditions, if the Merger Agreement is terminated because of the failure to obtain the necessary approvals of the stockholders of Pharmacopeia or MSI, then the party whose stockholders did not give the necessary approval will be required to pay the other party $1,750,000. If the Merger Agreement is terminated because the Board of Directors of Pharmacopeia or MSI withdraws or adversely modifies its approval of the Merger Agreement or approves another merger or similar transaction, then the party that withdrew or adversely modified its approval of the Merger Agreement or approved another merger or similar transaction will be required to pay the other party $3,000,000. If the Merger Agreement is terminated because of an uncured breach of a representation, warranty or covenant, then the breaching party shall pay to the non-breaching party 120% of the non-breaching party's out-of-pocket legal and accounting costs and expenses incurred in connection with the Merger Agreement. See "THE MERGER AGREEMENT--Termination; Termination Fees and Expenses."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS; REASONS FOR THE MERGER

  Pharmacopeia. The Pharmacopeia Board of Directors has concluded by a unanimous vote of those directors present at the meeting at which the Pharmacopeia Board of Directors approved the Merger Agreement that the Merger is fair to and in the best interests of Pharmacopeia and its stockholders and recommends that Pharmacopeia stockholders vote FOR the Issuance Proposal. The Pharmacopeia Board of Directors has carefully reviewed and considered the terms and conditions of the Merger and has consulted with Pharmacopeia's management, as well as its financial and legal advisors, regarding the Merger. In the course of this review, the Pharmacopeia Board of Directors analyzed a wide variety of factors, which included both the potential benefits and risks of the Merger, including, among other things, (i) the potential to enhance Pharmacopeia's strategic position by acquiring computational chemistry expertise and the prospect of developing new capabilities for use by the combined company and its customers, (ii) the potential synergies that Pharmacopeia would attempt to realize from the Merger, (iii) the opportunities to market and cross-sell drug discovery products and services, (iv) the significant quarterly fluctuations in MSI's operating results, and (v) the difficulty that analysts and the stock market might have in valuing Pharmacopeia Common Stock after the consummation of the Merger. The Pharmacopeia Board of Directors did not reach specific conclusions as to any factor and did not classify the various factors according to whether they were favorable, unfavorable or neutral to the Board's conclusions. See "THE MERGER-- Recommendations of the Pharmacopeia Board of Directors; Pharmacopeia's Reasons for the Merger."

  MSI. The MSI Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the Merger and the Merger Agreement, and determined that the Merger provides an opportunity that serves the best interests of MSI and its stockholders. The MSI Board of Directors believes that the Merger may result in a number of benefits to MSI and its stockholders, including, among other benefits, the following: (i) the ability for MSI to directly apply its technology in Pharmacopeia's drug discovery laboratories to further enhance MSI's portfolio of scientific simulation software, to improve the predictive utility and scientific accuracy of MSI's software products and to offer more value to MSI's current and prospective customers, (ii) the integration of Pharmacopeia's proprietary ECLiPS technology, over 3.8 million compounds and expertise in chemistry and biology for drug discovery, and MSI's software for analyzing chemical and biological data as well as MSI's expertise in using informatics tools to understand chemical interactions and molecular properties, (iii) the opportunity for MSI to significantly expand the scope of products and services it can offer to users, particularly in the areas of cheminformatics tools and information technology services, and (iv) the opportunity for MSI stockholders to receive Pharmacopeia Common Stock for which there is a public market, in contrast to the illiquid nature of their present holdings of MSI Capital Stock.

  The MSI Board of Directors has concluded unanimously that the Merger is fair to and in the best interests of MSI and its stockholders and recommends that MSI stockholders vote FOR the Merger Proposal. See "THE MERGER--Recommendations of the MSI Board of Directors; MSI's Reasons for the Merger."

OPINIONS OF FINANCIAL ADVISORS

  Pharmacopeia. BT Alex. Brown Incorporated ("BT Alex. Brown"), financial advisor to Pharmacopeia in connection with the Merger, has delivered to the Board of Directors of Pharmacopeia a written opinion dated

February 4, 1998 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to Pharmacopeia. The full text of the written opinion of BT Alex. Brown dated February 4, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex 2 to this Joint Proxy Statement/Prospectus and should be read carefully in its entirety. THE OPINION OF BT ALEX. BROWN IS DIRECTED TO THE PHARMACOPEIA BOARD OF DIRECTORS, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE PHARMACOPEIA ANNUAL MEETING. See "THE MERGER--Opinion of Pharmacopeia's Financial Advisor."

  MSI. Goldman, Sachs & Co. ("Goldman Sachs"), financial advisor to MSI in connection with the Merger, has delivered its written opinion dated February 4, 1998 to the Board of Directors of MSI that, as of the date thereof, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of MSI Common Stock and MSI Class B Common Stock. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex 3 and is incorporated herein by reference. The opinion of Goldman Sachs referred to herein does not constitute a recommendation as to how any holder of MSI Common Stock should vote with respect to such transaction. In addition, Goldman Sachs has not expressed any opinion as to the prices at which Pharmacopeia Common Stock may trade in the future. See "THE MERGER--Opinion of MSI's Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Pharmacopeia Board of Directors and the MSI Board of Directors, stockholders of Pharmacopeia and MSI should be aware that certain directors of, and members of management of, Pharmacopeia and MSI may be deemed to have interests in the Merger that are in addition to the interests of Pharmacopeia and MSI stockholders generally. See "THE MERGER-- Interests of Certain Persons in the Merger."

REGULATORY APPROVALS

  Pharmacopeia and MSI are not aware of any governmental or regulatory requirements relating to the consummation of the Merger, other than compliance with applicable federal and state securities laws and the HSR Act. On March 16, 1998, Pharmacopeia and an affiliate of MSI received notices of the grant of early termination of the waiting period under the HSR Act. See "THE MERGER-- Regulatory Approvals."

APPRAISAL RIGHTS

  Under Delaware law, holders of MSI Capital Stock who, prior to the MSI Special Meeting, properly demand appraisal and, if entitled to vote at the MSI Special Meeting, vote against or abstain from voting with respect to the Merger Proposal have the right, if the Merger is nonetheless consummated, to require the Surviving Corporation to purchase their shares for their "fair value." To exercise such appraisal rights, such stockholders must comply with all applicable procedural requirements. Stockholders of Pharmacopeia are not entitled to appraisal rights under Delaware law in connection with the Merger. See "APPRAISAL RIGHTS" and Annex 4 to this Joint Proxy Statement/Prospectus.

ACCOUNTING TREATMENT

  The Merger is intended to be accounted for as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles ("GAAP"). See "ACCOUNTING TREATMENT OF THE MERGER." It is a condition to the consummation of the Merger that Ernst & Young LLP deliver a letter regarding its concurrence with Pharmacopeia management's conclusion as to the appropriateness of pooling of interests accounting for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the terms of the Merger Agreement, and that Arthur Andersen LLP deliver a letter regarding its concurrence with MSI management's conclusion that MSI could be a combining entity in a transaction accounted for as a pooling of interests in accordance with GAAP. Although the receipt of these letters is a condition to the consummation of the Merger that may be waived by Pharmacopeia and MSI, it is not currently expected that such condition would be waived if not satisfied. However, if such condition was waived, the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part would be amended and proxies would be resolicited. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger."

FEDERAL INCOME TAX CONSEQUENCES

  The Merger is expected to be a tax-free reorganization for federal income tax purposes under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), such that no gain or loss will be recognized by MSI's stockholders (other than certain stockholders in special circumstances) in connection with the Merger (except that gain may be recognized with respect to cash paid in lieu of fractional shares of Pharmacopeia Common Stock). Neither Pharmacopeia nor MSI has requested an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. As contemplated by the Merger Agreement, each of Pharmacopeia and MSI will receive at or prior to the closing of the transactions contemplated by the Merger Agreement (the "Closing") opinions of counsel, which opinions will be based on customary conditions and qualifications and certain factual representations from Pharmacopeia and MSI, that, for federal income tax purposes, the Merger will constitute a reorganization under Section 368 of the Code. Although the receipt of these opinions is a condition to the consummation of the Merger that may be waived by Pharmacopeia and MSI, it is not currently expected that such condition would be waived if not satisfied. However, if such condition was waived, the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part would be amended and proxies would be resolicited. MSI stockholders should consult their own tax advisors as to the tax consequences of the Merger to them under federal, state, local or any other applicable law. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

RISK FACTORS

  Certain factors should be considered in evaluating the Merger Proposal and the Issuance Proposal and the ownership of Pharmacopeia Common Stock to be issued in the Merger. See "RISK FACTORS."

MARKETS AND MARKET PRICES

  The following table sets forth the closing price per share of Pharmacopeia Common Stock as reported on the Nasdaq National Market on (i) February 4, 1998, the last trading day preceding public announcement of the Merger, and (ii) May 7, 1998, the last trading day prior to the date of printing of this Joint Proxy Statement/Prospectus. The equivalent MSI per share price at each specified date represents the closing price of a share of Pharmacopeia Common Stock on such date multiplied by the Exchange Ratio. See "THE MERGER AGREEMENT--Conversion of Shares of MSI Capital Stock Pursuant to the Merger; Treatment of Options."

                                                    PHARMACOPEIA EQUIVALENT MSI
 CLOSING PRICE AT:                                  COMMON STOCK PER SHARE PRICE
 -----------------                                  ------------ ---------------
February 4, 1998...................................   $15.625        $ 8.27
May 7, 1998........................................   $19.875        $10.52

  Because the market price of Pharmacopeia Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of Pharmacopeia Common Stock that holders of MSI Capital Stock will receive in the Merger may increase or decrease prior to the Merger. Stockholders of Pharmacopeia and MSI are urged to obtain current market quotations for Pharmacopeia Common Stock.

  There has been no public market for the MSI Capital Stock.

COMPARATIVE PER SHARE DATA

  The following table presents selected comparative unaudited per share data for Pharmacopeia Common Stock on an historical and pro forma combined basis and for MSI Capital Stock on an historical and pro forma equivalent basis giving effect to the Merger on a pooling of interests accounting basis. For a description of the pooling of interests accounting treatment of the Merger and the related effects on the historical financial statements of Pharmacopeia, see "ACCOUNTING TREATMENT OF THE MERGER." The information presented below should be read in conjunction with the historical financial statements and notes thereto of Pharmacopeia and MSI and the Unaudited Pro Forma Combined Condensed Financial Statements and related notes thereto, included or incorporated by reference in this Joint Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE," "INDEX TO MOLECULAR SIMULATIONS INCORPORATED FINANCIAL STATEMENTS" and "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

  This information is not necessarily indicative of the results of future operations of the combined entity or the actual results that would have occurred had the Merger been consummated prior to the periods indicated.

                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                     ----------------------------------------
                                         1995          1996          1997
                                     ------------  ------------  ------------
PER SHARE OF PHARMACOPEIA COMMON
 STOCK:
Book Value:
  Historical........................                             $       5.98
  Pro forma(1)......................                                   $ 4.29
Net income (loss):
  Historical........................ $      (2.77) $      (0.77) $      (0.58)
  Pro forma(1)...................... $      (3.48) $      (0.47) $      (0.10)
PER SHARE OF MSI CAPITAL STOCK:
Book Value(2):
  Historical........................                             $       0.92
  Pro forma equivalent(3)...........                                   $ 2.27
Net income (loss):
  Historical--Basic................. $      (2.28) $       0.27  $       0.56
  Historical--Diluted............... $      (2.28) $       0.17  $       0.35
  Pro forma equivalent--Basic(3).... $      (1.84) $      (0.25) $      (0.05)
  Pro forma equivalent--Diluted(3).. $      (1.84) $      (0.25) $      (0.05)

--------
(1) Based upon an exchange ratio of 0.5292 of a share of Pharmacopeia Common Stock for each share of MSI Capital Stock.
(2) The MSI historical book value is computed by dividing stockholders' equity by the number of shares of MSI Common Stock outstanding at the end of each period. For MSI, all shares of MSI Class B Common Stock and MSI Preferred Stock are assumed to convert into MSI Common Stock on a one-for-one basis.
(3) The MSI pro forma equivalent per share amounts are calculated by multiplying the Pharmacopeia combined pro forma per share amounts by the Exchange Ratio.

DIVIDEND POLICY

  Neither Pharmacopeia nor MSI has declared or paid any cash dividends on any series of its capital stock during any period for which information is provided in this Joint Proxy Statement/Prospectus.

            SELECTED HISTORICAL FINANCIAL DATA OF PHARMACOPEIA, INC.

  The following selected historical information is derived from financial statements of Pharmacopeia which have been audited by Ernst & Young LLP, independent auditors. This data should be read in conjunction with the historical financial statements of Pharmacopeia and related notes incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE."

                           PERIOD FROM
                          MARCH 26, 1993
                          (INCEPTION) TO      YEAR ENDED DECEMBER 31,
                           DECEMBER 31,  ------------------------------------
                               1993       1994     1995      1996      1997
                          -------------- -------  -------  --------  --------
                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Total revenue............    $           $        $ 5,151  $ 14,799  $ 24,523
Operating loss...........     (2,134)     (8,472)  (9,661)  (12,058)  (10,844)
Net loss.................     (2,107)     (8,349)  (8,956)   (8,383)   (6,678)
Basic net loss per
 share...................      (1.24)      (3.15)   (2.77)     (.77)     (.58)
Weighted average number
 of common stock
 outstanding-basic(1)....      1,701       2,648    3,231    10,834    11,454

                                           AS OF DECEMBER 31,
                               -----------------------------------------------
                                1993      1994      1995      1996      1997
                               -------  --------  --------  --------  --------
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
 marketable securities.......  $ 1,658  $ 13,490  $ 60,900  $ 81,482  $ 82,621
Total assets.................    2,299    15,512    65,541    91,979    95,687
Notes payable and deferred
 revenue, long-term portion..       78       254       969     3,451     3,987
Accumulated deficit..........   (2,107)  (10,456)  (19,412)  (27,795)  (34,473)
Total stockholders' equity...    1,916    10,980    54,334    69,748    70,437

--------
(1) Computed on the basis described for basic net loss per share in Note 2 to Financial Statements included in Pharmacopeia's Form 10-K for the year ended December 31, 1997 incorporated herein by reference.

               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  The following selected historical financial information of MSI is qualified in its entirety by the more detailed financial statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The statements of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 have been derived from such financial statements and notes thereto. The statements of operations data for the years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993, 1994 and 1995 have been derived from MSI's consolidated financial statements, which statements have been audited by Arthur Andersen LLP and are not included in this Joint Proxy Statement/Prospectus. This data should be read in conjunction with "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the financial statements and notes thereto appearing elsewhere herein.

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------
                                    1993    1994(1)  1995(1)    1996    1997
                                   -------  -------  --------  ------- -------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Total software license, service
 and hardware revenue............. $15,268  $15,372  $ 30,120  $47,261 $56,674
Operating income (loss)(2)........  (2,533)  (2,699)  (11,639)   3,700   7,820
Net income (loss)(2)..............  (2,781)  (2,928)  (11,880)   2,597   5,450
Basic net income (loss) per
 share(3).........................   (1.18)   (1.12)    (2.28)     .27     .56
Diluted net income (loss) per
 share............................   (1.18)   (1.12)    (2.28)     .17     .35
Weighted average number of common
 stock outstanding-basic(3).......   2,350    2,605     5,206    9,531   9,709
Weighted average number of common
 stock and common stock
 equivalents outstanding-
 diluted(3).......................   2,350    2,605     5,206   15,160  15,567

                                           AS OF DECEMBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Cash and cash equivalents.... $  1,609  $  5,855  $ 10,371  $ 14,509  $ 15,019
Total assets.................   11,080    14,916    34,152    41,265    46,464
Notes payable, deferred
 revenue and other
 liabilities, long-term
 portion.....................    2,137     2,774     3,116     2,982     2,207
Accumulated deficit..........  (19,323)  (22,251)  (34,131)  (31,534)  (26,084)
Total stockholders' equity...    3,381     6,812     5,149     7,388    12,259

--------
(1) The financial information set forth above excludes financial information for Biosym Technologies, Inc. ("Biosym") prior to August 16, 1995, the effective date of MSI's acquisition of Biosym.
(2) The 1995 amount includes a $6.5 million write-off of acquired in-process research and development, $4.5 million in restructuring costs and a $1.1 million write-off of capitalized software, all in connection with the acquisition of Biosym.
(3) See Note 2 of Notes to MSI Consolidated Financial Statements for a description of the computation of the net income (loss) per share and the number of shares used in the per share calculation.

                               PHARMACOPEIA, INC.
              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES
                   SELECTED PRO FORMA COMBINED FINANCIAL DATA
                                  (UNAUDITED)

  The following table sets forth selected unaudited pro forma combined financial data for Pharmacopeia and MSI, for the years ended December 31, 1995, 1996 and 1997 giving effect to the Merger under the pooling of interests method of accounting assuming a 0.5292 Exchange Ratio and consummation of the Merger on January 1, 1995 for the pro forma combined condensed statements of operations. The pro forma combined condensed balance sheet assumes the consummation of the Merger as of December 31, 1997. See "ACCOUNTING TREATMENT OF THE MERGER." The selected pro forma combined financial data is derived from the pro forma combined condensed financial statements included elsewhere herein and should be read in conjunction therewith. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS." The selected pro forma combined financial data should be read in conjunction with the financial statements of Pharmacopeia and the notes thereto incorporated by reference herein, and in conjunction with "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the financial statements of MSI and notes thereto appearing elsewhere herein. The selected pro forma combined financial data is not necessarily indicative of the combined results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the applicable periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entity.

                                            YEAR ENDED DECEMBER 31,
                                    -----------------------------------------
                                        1995           1996          1997
                                    -------------  ------------  ------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA COMBINED STATEMENTS OF
 OPERATIONS DATA:
Revenue
  Contract......................... $       5,151  $     14,799  $     24,523
  Software license, service and
   hardware........................        30,120        47,261        56,674
                                    -------------  ------------  ------------
    Total revenue..................        35,271        62,060        81,197
Operating loss.....................       (21,300)       (8,358)       (3,024)
Net loss...........................       (20,836)       (7,386)       (1,728)
Basic net loss per share...........         (3.48)         (.47)         (.10)
Weighted average number of common
 stock outstanding-basic...........         5,986        15,878        16,592

                                                            AS OF DECEMBER 31,
                                                                   1997
                                                            ------------------
                                                              (IN THOUSANDS)
PRO FORMA COMBINED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...........      $ 97,640
Total assets...............................................       140,051
Notes payable, deferred revenue, and other liabilities,
 long-term portion.........................................         6,194
Accumulated deficit........................................       (62,657)
Total stockholders' equity.................................        80,596

                                 RISK FACTORS

  In addition to the other information in this Joint Proxy
Statement/Prospectus, the following factors should be considered carefully (i) by MSI stockholders in evaluating an investment in the shares of Pharmacopeia Common Stock offered by this Joint Proxy Statement/Prospectus and (ii) by Pharmacopeia stockholders in considering the Issuance Proposal.

RISKS COMMON TO BOTH COMPANIES

  Dependence on, and Protection of, Patents and Proprietary
Rights. Pharmacopeia's success will depend in large part on its ability, and the ability of its licensees and its licensors, to obtain patents for its technologies and the compounds and other products, if any, resulting from the application of such technologies, defend patents once obtained and maintain trade secrets, both in the United States and in foreign countries. The commercial success of Pharmacopeia will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of Pharmacopeia's current products are, or any future products under development might be, based. Pharmacopeia and its licensors currently have six issued U.S. patents and a number of pending U.S. and foreign patent applications relating to various aspects of Pharmacopeia's technology, including its molecular tag sets, certain screening technologies and its libraries or compounds contained therein. Of particular note, Pharmacopeia is the exclusive licensee of U.S. patents issued on October 15, 1996 and February 24, 1998 which provide broad protection to Pharmacopeia's use of encoded combinatorial libraries, and has a number of pending U.S. and foreign patent applications relating to various aspects of Pharmacopeia's technology, including its molecular tag sets, certain screening technologies and its libraries or compounds contained therein. Certain patent applications, relating to encoded combinatorial libraries, have been filed by others prior to Pharmacopeia's patent applications. In February of 1997, the European Patent Office granted to Affymax Technologies N.V. ("Affymax"), a subsidiary of Glaxo Wellcome Inc., certain patent claims which, if valid, would cover the synthesis of encoded small molecule libraries of the type developed by Pharmacopeia. On November 12, 1997, Pharmacopeia filed an Opposition to these patent claims challenging their validity. If these claims are found valid and are enforceable, Pharmacopeia's ability to practice its ECLiPS technology in Europe would be restricted unless Pharmacopeia obtains appropriate licenses from the owner of such patents. Although Pharmacopeia has business relationships with a number of European customers, Pharmacopeia does not currently practice its technology in Europe. On January 13, 1998, a U.S. patent was issued to Affymax that contains certain claims covering a method of preparing an encoded library of chemical compounds. In a press release issued by Affymax on January 13, 1998, Affymax stated that these patent claims provide it with "a dominant proprietary position in the area of tagged chemical libraries." Pharmacopeia's scientific staff has reviewed these patent claims and believes that such claims do not cover the ECLiPS technology. If it is ultimately determined that these claims are valid and enforceable and that Pharmacopeia's ECLiPS technology infringes such claims, then Pharmacopeia's ability to use its ECLiPS technology in the United States may be restricted unless Pharmacopeia obtains appropriate licenses from the owner of such patent and Pharmacopeia may be subject to a claim for monetary damages. There can be no assurance that any licenses from Affymax would be available to Pharmacopeia or would be available upon terms reasonably acceptable to Pharmacopeia.

  Some of Pharmacopeia's competitors have, or are affiliated with companies having, substantially greater resources than Pharmacopeia, and such competitors may be able to sustain the costs of complex patent litigation to a greater degree and for longer periods of time than Pharmacopeia. Uncertainties resulting from the initiation and continuation of any patent or related litigation could have a material adverse effect on Pharmacopeia's ability to compete in the marketplace pending resolution of the disputed matters. In addition, there can be no assurance that additional patents will issue to Pharmacopeia or its licensors as a result of their pending applications or that, if issued, such patents will be sufficiently broad to afford protection against competitors with similar technology. Moreover, there can be no assurance that Pharmacopeia or its customers will be able to obtain patent protection for lead compounds or pharmaceutical products based upon Pharmacopeia's technology. There can be no assurance that any patents issued to Pharmacopeia or its collaborative partners, or for which Pharmacopeia has license rights, will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to Pharmacopeia. Litigation, which could result in substantial cost to Pharmacopeia, may be necessary to enforce Pharmacopeia's patent and license rights or to determine the scope and validity of others' proprietary rights. If competitors of Pharmacopeia prepare and file patent applications in the United States that claim technology also claimed by Pharmacopeia, Pharmacopeia may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office (the "PTO") to determine the priority of invention, which could result in substantial cost to Pharmacopeia, even if the outcome is favorable to Pharmacopeia. An adverse outcome could subject Pharmacopeia to significant liabilities to third parties and require Pharmacopeia to license disputed rights from third parties or cease using the technology, which licenses may not be available, if at all, at reasonable cost. A number of pharmaceutical and biotechnology companies, and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to Pharmacopeia's business. Some of these technologies, applications or patents may conflict with Pharmacopeia's technologies or patent applications. Such conflicts could also limit the scope of the patents, if any, that Pharmacopeia may be able to obtain, or result in the denial of Pharmacopeia's patent applications.

  Pharmacopeia currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that: (i) such licenses will be obtainable on commercially reasonable terms, if at all; (ii) the patents underlying such licenses will be valid and enforceable; or (iii) the proprietary nature of the patented technology underlying such licenses will remain proprietary. Pharmacopeia relies substantially on certain technologies that are not patentable or proprietary and are therefore available to Pharmacopeia's competitors. Pharmacopeia also relies on certain proprietary trade secrets and know-how, in part through the use of confidentiality agreements with its employees, consultants and certain of its contractors. There can be no assurance that (i) these agreements will not be breached, (ii) Pharmacopeia would have adequate remedies for any breach, or (iii) Pharmacopeia's trade secrets will not otherwise become known or be independently developed or discovered by competitors.

  MSI relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. MSI also has two United States patents. MSI also believes that factors such as the technological and creative skills of its personnel, new product development, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technical leadership position. MSI seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Further, there can be no assurance that MSI's patents or trademarks will offer any protection or that they will not be challenged, invalidated or circumvented. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to MSI's technology. Despite MSI's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of MSI's products or to obtain and use information that MSI regards as proprietary. In limited instances, MSI has licensed source codes of certain products to customers or collaborators. For these reasons, policing unauthorized use of MSI's products may be difficult. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States. There can be no assurance that MSI's means of protecting its proprietary rights in the United States or abroad will be adequate.

  There can be no assurance that third parties will not claim infringement by MSI of their intellectual property rights. From time to time MSI receives letters from third parties claiming or suggesting that its products may infringe patents or other intellectual property rights. In particular, MSI has received letters from Tripos, Inc. ("Tripos") and Immunex Corporation ("Immunex") stating that three of MSI's over 100 product modules may be relevant to patents held by them. MSI received a letter from Tripos in each of May 1991, July 1992 and June 1995, concerning MSI's Cerius/2/-MFA product module, and from Immunex in each of February, July and December 1996, March 1997 and January 1998 concerning MSI's Consensus or Modeler, or both, product modules. MSI has investigated these matters and believes that they are immaterial to the operations of MSI.

There can be no assurance, however, that MSI's products do not infringe upon the patent or other intellectual property rights of these or other third parties, that MSI will not be required to seek licenses for or otherwise acquire rights to technology as a result of claims of infringement or that these or other companies will not bring infringement suits against MSI. MSI expects in general that simulation software product developers will increasingly be subject to infringement claims as the number of products and competitors in MSI's industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require MSI to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to MSI, if at all. In the event of a successful claim of product infringement against MSI, the failure or inability of MSI to license or design around the infringed technology could have a material adverse effect on MSI's business, financial condition and results of operations. See "INFORMATION CONCERNING MSI-- Intellectual Property and Other Proprietary Rights."

  Risks Associated with Combining the Two Companies. The integration of Pharmacopeia's and MSI's operations will require the dedication of management resources that will temporarily detract attention from the day-to-day operations of the combined company. The combination of the two companies will also require coordination of their research and development and sales and marketing efforts. The difficulties of combining the two companies may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining two different corporate cultures. The process of combining the two organizations may cause an interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses, which could have an adverse effect on the revenue and operating results of the combined company, at least in the near term. There can be no assurance that the combined entity will be able to retain its key technical and management personnel or that the combined entity will realize any of the anticipated benefits of the Merger. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on the combined company's results of operations and financial condition.

  Uncertainties Relating to Operations as a Combined Company. Pharmacopeia and MSI have entered into the Merger Agreement with the expectation that the Merger will result in beneficial synergies for the combined companies. See "THE MERGER--Recommendations of the Pharmacopeia Board of Directors; Pharmacopeia's Reasons for the Merger" and "--Recommendation of the MSI Board of Directors; MSI's Reasons for the Merger." There can be no assurance that these synergies will be achieved. Additionally, there can be no assurance that the results of operations and financial condition of MSI and Pharmacopeia as a combined company after the Merger will be as strong as the results of such companies had they continued to operate independently. In particular, perceived competition between Pharmacopeia and MSI's pharmaceutical and biotechnology customers may reduce MSI's sales to such customers and adversely impact its ability to increase sales in the pharmaceutical and biotechnology industries. Similarly, certain of Pharmacopeia's collaborators and potential future collaborators may be concerned that MSI's customers might gain access to confidential aspects of Pharmacopeia's research and development efforts on behalf of such collaborators. In addition, third parties who currently license to Pharmacopeia software products similar to MSI's products may be concerned that MSI might gain access to confidential aspects of such third-party products. As a result of these and other factors, there can be no assurance that the anticipated synergies for the combined company will be achieved.

  Management of Growth and Retention of Qualified Personnel. The success of Pharmacopeia's combinatorial chemistry operations will depend on the expansion and management of its current operations. To be cost effective in its delivery of services and products, Pharmacopeia must enhance productivity through further automation of its processes and improvements to its technology generally. In addition, Pharmacopeia must successfully structure and manage multiple additional collaborative relationships, including maintaining confidentiality of the research being provided for multiple customers. There can be no assurance that Pharmacopeia will be successful in adding technical personnel as needed to meet the staffing requirements of additional collaborative relationships. In addition, although MSI is currently investing, and plans to continue to invest, significant resources to expand its sales force and to develop additional distribution relationships, MSI has at times experienced and continues to experience difficulty in recruiting and retaining qualified sales personnel and in establishing necessary sales representative relationships. There can be no assurance that MSI will be successful in attracting and retaining the necessary personnel. In addition, there can be no assurance that Pharmacopeia will be successful in its engineering efforts to further automate its processes or its initiatives to develop new materials or reactions for solid phase synthesis and therefore expand the potential range of compounds it can produce. Furthermore, there can be no assurance that conflicts will not arise between customers as to proprietary rights to particular compounds in Pharmacopeia's libraries. Failure to achieve any of these goals or the occurrence of conflicts could have a material adverse effect on Pharmacopeia's and MSI's business, financial condition or results of operations.

  Competition. Competition in the pharmaceutical and biotechnology industries is intense. Many organizations are actively attempting to identify and optimize compounds for potential pharmaceutical development. Pharmacopeia competes with the research departments of pharmaceutical companies, biotechnology companies, other combinatorial chemistry companies and research and academic institutions. Historically, pharmaceutical companies have maintained close control over their research activities, including the synthesis, screening and optimization of chemical compounds. Many of these companies, which represent the greatest potential market for Pharmacopeia's products and services, are developing combinatorial chemistry and other methodologies to improve productivity, including major investments in robotics technology to permit the automated parallel synthesis of compounds. In addition, Pharmacopeia competes with companies that provide combinatorial chemistry products and services to third parties using methodologies such as parallel synthesis, large molecule tags, deconvolution and spatial separation. Academic institutions, governmental agencies and other research organizations are also conducting research in areas in which Pharmacopeia is working, either on their own or through collaborative efforts. Pharmacopeia anticipates that it will face increased competition in the future as new companies enter the market and advanced technologies become available.

  The market for MSI's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. MSI's competitors offer a variety of products and services to address this market. MSI believes that the principal competitive factors in this market are product quality, flexibility, ease-of-use, scientific validation and performance, functionality and features, open architecture, quality of support and service, reputation and price. Competition currently comes from the following principal sources: other molecular simulation software packages and software for analysis of chemical and biological data; desktop software applications, including chemical drawing, molecular modeling and analytical data simulation applications; consulting and outsourcing services; other types of simulation software provided to engineers; and firms supplying databases, such as chemical or genomic information databases, database management systems and information technology. In addition, certain of MSI's licenses grant the right to sublicense MSI's software. As a result, MSI's customers and third-party licensees could develop specific simulation applications using MSI's software developer's kit and compete with MSI by distributing such programs to potential customers of MSI. Customers or licensees could also develop their own simulation technology and cease using MSI's products and services.

  Certain of Pharmacopeia's and MSI's competitors and potential competitors have longer operating histories than Pharmacopeia and MSI and have greater financial, technical, marketing, research and development and other resources. Many of MSI's competitors offer products and services directed at more specific markets than those targeted by MSI, enabling these competitors to focus a greater proportion of their efforts on such markets. Certain offerings that are competitive with MSI's products are developed and made available by governmental organizations and academic institutions, and these entities may be able to devote substantial resources to product development and also offer their products to users for little or no charge. There can be no assurance that Pharmacopeia's and MSI's current or potential competitors will not develop products, services or technologies that are comparable to, superior to, or render obsolete, the products, services and technologies offered by Pharmacopeia and MSI. There can be no assurance that Pharmacopeia's and MSI's competitors will not adapt more quickly than Pharmacopeia or MSI to technological advances and customer demands, thereby increasing such competitors' market share relative to that of Pharmacopeia and MSI. Any material decrease in demand for

Pharmacopeia's or MSI's technologies or services may have a material adverse effect on the business, financial condition and results of operations of the combined company.

  Control of the Combined Company by Insiders and Affiliates. Upon completion of the Merger, Pharmacopeia's executive officers, directors and affiliated entities, and MSI's executive officers, together will beneficially own approximately 21.7% of the outstanding shares of Pharmacopeia Common Stock immediately after the Effective Time. As a result, these stockholders, acting together, will be able to influence significantly and possibly control most matters requiring approval by the stockholders of Pharmacopeia, including the election of directors. Such a concentration of ownership may have the effect of delaying or preventing a change in control of Pharmacopeia, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

  Dependence on Key Employees. Pharmacopeia is highly dependent on the principal members of its scientific and management staff, including Joseph A. Mollica, Ph.D., Chairman of the Board, President and Chief Executive Officer; Lewis J. Shuster, Executive Vice President, Corporate Development and Chief Financial Officer; Stephen A. Spearman, Ph.D., Executive Vice President of Operations; John J. Baldwin, Ph.D., Senior Vice President of Chemistry; and Nolan H. Sigal, M.D., Ph.D., Senior Vice President of Drug Discovery. MSI is highly dependent on its principal executive officers, including, Michael J. Savage, President and Chief Executive Officer; Saiid Zarrabian, Chief Operating Officer; and David B. Hiatt, Senior Vice President and Chief Financial Officer. The loss of one or more of these individuals could have a material adverse effect on Pharmacopeia's business, financial condition and results of operations after the Effective Time. Neither Pharmacopeia nor MSI maintains key person life insurance on the life of any employee. The combined companies' future success also will depend in part on the continued service of key scientific, software, sales, engineering and management personnel and its ability to identify, hire and retain additional personnel. There is intense competition for such qualified personnel, and immigration laws may further restrict the ability to attract or hire qualified personnel. There can be no assurance that Pharmacopeia or MSI will be able to continue to attract and retain such personnel necessary for the development of its business after the Effective Time. Failure to attract and retain key personnel could have a material adverse effect on either company's business, financial condition and results of operations after the Effective Time.

  Volatility of Stock Price. Pharmacopeia Common Stock trades on the Nasdaq National Market. The market price of Pharmacopeia Common Stock, like the shares of many other biotechnology companies, has been and may continue to be volatile. Broad market and industry fluctuations may adversely affect the market price of Pharmacopeia Common Stock. Factors such as quarterly fluctuations in results of operations, the announcement of technological innovations, the introduction of new products by the combined company or its competitors and general economic conditions may have a significant impact on the market price of Pharmacopeia Common Stock. There can be no assurance as to the effect of the consummation or failure to consummate the Merger on the market price of Pharmacopeia Common Stock.

  Fees and Expenses Payable Upon Termination of the Merger Agreement. Subject to certain conditions, if the Merger Agreement is terminated because of the failure to obtain the necessary approvals of the stockholders of Pharmacopeia or MSI, then the party whose stockholders did not give the necessary approval will be required to pay the other party $1,750,000. If the Merger Agreement is terminated because the Board of Directors of Pharmacopeia or MSI withdraws or adversely modifies its approval of the Merger Agreement or approves another merger or similar transaction, then the party that withdrew or adversely modified its approval of the Merger Agreement or approved another merger or similar transaction will be required to pay the other party $3,000,000. If the Merger Agreement is terminated because of an uncured breach of a representation, warranty or covenant, then the breaching party shall pay to the non-breaching party 120% of the non-breaching party's out-of-pocket legal and accounting costs and expenses incurred in connection with the Merger Agreement. See "THE MERGER AGREEMENT--Termination; Termination Fees and Expenses."

RISKS RELATED TO PHARMACOPEIA

  History of Operating Losses; Uncertainty of Future Profitability. For the years ended December 31, 1995, 1996 and 1997, Pharmacopeia had net losses of approximately $8,956,000, $8,383,000 and $6,678,000, respectively. As of
December 31, 1997, Pharmacopeia had an accumulated deficit of approximately $34,473,000. Expansion of Pharmacopeia's operations and enhancements to its technology may result in significant expenses over the next few years that may not be offset by significant revenues. Pharmacopeia expects that any revenues for the foreseeable future and Pharmacopeia's ability to achieve profitability will be dependent upon the ability of Pharmacopeia to enter into additional collaborative arrangements with customers. To date, all revenues received by Pharmacopeia have been from upfront fees, research and development funding paid pursuant to collaborative and licensing agreements with third parties, and certain milestone payments made by such third parties pursuant to such agreements. Pharmacopeia has not yet received any revenues from royalties or license fees from the discovery, development or sale of a commercial drug by a customer, and no such revenues are expected for several years, if at all. An element of Pharmacopeia's commercialization strategy is the potential development and licensing to others of lead compounds or drug development candidates identified by Pharmacopeia at Pharmacopeia's expense, for potential pharmaceutical development. To date, one such license has been entered into, but there can be no assurance that additional licenses will be entered into on acceptable terms in the future, if at all. Pharmacopeia is unable to predict when, or if, it will become profitable. Pharmacopeia expects that its losses will fluctuate from quarter to quarter and that such variations may be substantial.

  Uncertain Business; Limited Market for Products and Services. Pharmacopeia's strategy is to use combinatorial chemistry for the purpose of rapidly identifying, optimizing and obtaining proprietary rights to as many lead compounds and drug development candidates as possible. Pharmacopeia's ability to achieve profitability in the near term depends on its ability to enter into additional collaborative and licensing agreements with third parties and to maintain the agreements it currently has in place. The pricing and nature of Pharmacopeia's combinatorial libraries are such that there may only be a limited number of companies that are potential customers for such libraries. Pharmacopeia's ability to succeed is also dependent upon the acceptance by potential customers of combinatorial chemistry and analysis of compounds provided by Pharmacopeia as an effective tool in new drug discovery. Historically, pharmaceutical companies have conducted lead compound identification and optimization within their own research departments, due to the highly proprietary nature of the activities being conducted, the central importance of these activities to their drug discovery and development efforts, and the desire to obtain maximum patent and other proprietary protection on the results of their internal programs. In order to achieve its business objectives, Pharmacopeia must convince these companies that Pharmacopeia's technology and expertise justify the outsourcing of these programs to Pharmacopeia. Although Pharmacopeia has entered into license and collaboration agreements with major pharmaceutical and biotechnology companies, there can be no assurance that Pharmacopeia will be able to continue to attract customers on acceptable terms for its products and services or develop a sustainable profitable business.

  Dependence on Collaborators. Pharmacopeia's strategy for the development and commercialization of its products and services depends upon the formation of collaborations and licensing arrangements with third parties, principally pharmaceutical companies. To date, Pharmacopeia has entered into eight such arrangements. There can be no assurance that Pharmacopeia will be able to establish additional collaborative or licensing arrangements, that any such arrangements or licenses will be on terms favorable to Pharmacopeia, or that current or future collaborative or licensing arrangements will ultimately be successful. Further, Pharmacopeia's recognition of revenues from collaborative arrangements is affected by the timing of efforts expended by Pharmacopeia and the timing of lead compound identification and optimization. Pharmacopeia's products and services will only result in commercialized pharmaceutical products generating milestone payments and royalties upon significant preclinical and clinical development, requisite regulatory approvals, the establishment of manufacturing capabilities and successful marketing. Pharmacopeia does not currently intend to perform any of these activities, other than in some instances preclinical work. Therefore, Pharmacopeia will be dependent upon the expertise and dedication of sufficient resources by third parties to develop and commercialize products based on library compounds produced and lead compounds discovered by Pharmacopeia. Should a collaborative partner fail to develop or commercialize a compound or product to which it has rights from Pharmacopeia, Pharmacopeia may not receive any future milestone payments or royalties associated with such compound or product. Pharmacopeia's contractual arrangements with its customers do not obligate the customers to develop or commercialize lead compounds discovered by Pharmacopeia. In addition, there can be no assurance that any such development or commercialization would be successful. The compound basis for drugs developed by a customer may be a derivative or optimized version of the lead compound provided to the customer by Pharmacopeia. While Pharmacopeia's existing collaborative agreements provide that Pharmacopeia will receive milestone payments and royalties with respect to products developed from certain derivative compounds, there can be no assurance that disputes will not arise over the application of payment provisions to such products. There can be no assurance that current or future collaborative partners will not pursue alternative technologies, or develop alternative products either on their own or in collaboration with others, including Pharmacopeia's competitors, as a means for developing treatments for the diseases targeted by collaborative arrangements with Pharmacopeia.

  Costs and Risks Associated with Government Regulation. Regulation by governmental entities in the United States and other countries will be a significant factor in the production and marketing of any pharmaceutical products that may be developed by a customer of Pharmacopeia or, in the event Pharmacopeia decides to develop a drug beyond the preclinical phase, by Pharmacopeia. The nature and the extent to which such regulation may apply to Pharmacopeia's customers will vary depending on the nature of any such pharmaceutical products. Virtually all pharmaceutical products developed by Pharmacopeia's customers will require regulatory approval by governmental agencies prior to commercialization. In particular, human pharmaceutical therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures by the U.S. Food and Drug Administration (the "FDA") and by foreign regulatory authorities. Various federal and, in some cases, state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate federal and foreign statutes and regulations are time consuming and require the expenditure of substantial resources. Generally, in order to gain FDA approval, a company first must conduct preclinical studies in the laboratory and in animal models to gain preliminary information on a compound's efficacy and to identify any safety problems. The results of these studies are submitted as a part of an Investigational New Drug application ("IND") that the FDA must review before human clinical trials of an investigational drug can start. In order to commercialize any products, Pharmacopeia or its customer will be required to sponsor and file an IND and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety and efficacy that are necessary to obtain FDA approval of any such products. Clinical trials are normally done in three phases and generally take two to five years, but may take longer, to complete. After completion of clinical trials of a new product, FDA and foreign regulatory authority marketing approval must be obtained. If the product is classified as a new drug, Pharmacopeia or its customer will be required to file a New Drug Application ("NDA") and receive approval before commercial marketing of the drug. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. NDAs submitted to the FDA can take, on average, two to five years to obtain approval. If questions arise during the FDA review process, approval can take more than five years. Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. For marketing outside the United States, Pharmacopeia will also be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

  Dependence on Capital; Uncertainty of Additional Funding. Pharmacopeia's research programs under collaborative agreements with third parties will expire over the next three years unless they are renewed or extended. There can be no assurance that such research programs will be renewed or extended, that any such renewals or extensions will be on terms and conditions similar to those currently in place, or that Pharmacopeia will enter into similar collaborative agreements with third parties. If such research programs are not renewed or extended and Pharmacopeia does not enter into similar collaborative agreements with third parties, Pharmacopeia may need to seek additional capital. Pharmacopeia may also need to seek additional capital if it invests in new technologies, attempts to develop and bring its own drugs to market, or engages in other mergers or similar extraordinary transactions. If Pharmacopeia determines that it must raise additional capital, such capital could be raised through public or private financings involving debt or equity. There can be no assurance that additional capital could be raised on favorable terms, or at all. If adequate funds are not available, Pharmacopeia may be required to curtail operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require Pharmacopeia to relinquish rights to certain of its technologies, product candidates, products or potential markets that Pharmacopeia would not otherwise relinquish. Although MSI's operations may provide Pharmacopeia with additional financial resources if the Merger is completed, there can be no assurance that MSI's operations will be profitable or that any such profits would be sufficient to support the capital requirements of the combined company.

  Uncertainty of Pharmaceutical Pricing and Health Care Reform. Pharmacopeia expects that all of its revenues from its combinatorial chemistry business in the foreseeable future will be derived from products and services provided to the pharmaceutical and biotechnology industries. Accordingly, Pharmacopeia's success in the foreseeable future is directly dependent upon the success of the companies within those industries and their continued demand for Pharmacopeia's products and services. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means and the initiatives of third party payors with respect to the availability of reimbursement. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and Pharmacopeia expects that there will continue to be, a number of federal and state proposals to implement similar governmental control. It is uncertain what legislative proposals may be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. To the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of pharmaceutical companies that are actual or prospective collaborators for Pharmacopeia's products, Pharmacopeia's business, financial condition and results of operations could be adversely affected.

  Potential Liability Regarding Hazardous Materials. The research and development processes of Pharmacopeia involve the controlled use of hazardous materials. Pharmacopeia is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although Pharmacopeia believes that its activities currently comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, Pharmacopeia could be held liable for any damages that result and any such liability could exceed the resources of Pharmacopeia. In addition, there can be no assurance that Pharmacopeia will not be required to incur significant costs to comply with environmental laws and regulations in the future.

  Anti-Takeover Effect of Certain Charter and By-Law Provisions and Delaware Law. Pharmacopeia's Restated Certificate of Incorporation (the "Pharmacopeia Certificate") authorizes the Pharmacopeia Board of Directors to issue, without stockholder approval, 2,000,000 shares of Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Pharmacopeia Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of Preferred Stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of Pharmacopeia Common Stock or limit the price that investors might be willing to pay in the future for shares of Pharmacopeia Common Stock. The Pharmacopeia Certificate provides for staggered terms for the members of the Pharmacopeia Board of Directors. A staggered Board of Directors and certain provisions of Pharmacopeia's by-laws and of Delaware law applicable to Pharmacopeia could delay or make more difficult a merger, tender offer or proxy contest involving Pharmacopeia. Further, Pharmacopeia's stock option plans generally provide for the acceleration of vesting of options granted under such plans in the event of certain transactions which result in a change of control of Pharmacopeia. In addition, Pharmacopeia is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date the stockholder becomes an interested stockholder. These provisions may have the effect of delaying or preventing a change of control of Pharmacopeia without action by the stockholders and, therefore, could adversely affect the price of Pharmacopeia Common Stock.

  Uncertain Value of Merger Consideration. The stock price of Pharmacopeia Common Stock at the Effective Time may vary from the prices as of the date of execution of the Merger Agreement, the date hereof, and the date of the respective stockholders' meetings. Because the consideration to be paid per share of MSI Capital Stock is a fixed number of shares of Pharmacopeia Common Stock, the value of the shares of Pharmacopeia Common Stock that each MSI stockholder will be entitled to receive in the Merger may increase or decrease prior to and following the Merger.

  Absence of Dividends. Pharmacopeia has not paid cash dividends since inception. It is currently anticipated that Pharmacopeia will retain all earnings for use in expanding and supporting its operations. Pharmacopeia does not anticipate paying any cash dividends in the foreseeable future.

RISKS RELATED TO MSI

  History of Losses; No Assurance of Continued Profitability. MSI incurred a net loss in each of its three fiscal years prior to 1996. As of December 31, 1997, MSI's accumulated deficit was $26.1 million. MSI's net losses increased substantially in 1995 compared to 1994 primarily as a result of approximately $12.2 million in charges associated with MSI's acquisition of Biosym Technologies, Inc. ("Biosym"). Much of MSI's revenue growth in 1995 and 1996 was the result of the acquisition of Biosym. In addition, MSI's revenue and profitability were adversely affected in 1996 by a strategic shift to annual software licenses from long-term (ten years or perpetual) licenses traditionally sold by MSI. Compared to long-term licenses, annual licenses generate lower revenue in the initial year of the license but will generate incremental revenue each time the license is renewed. For these and other reasons, there can be no assurance that MSI's revenue will grow or be sustained in future periods or that MSI will be profitable in any future period. See "--Need to Achieve Greater Market Penetration," "--Increasing Dependence on License Renewals" and "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Fluctuations in Future Operating Results; Seasonality; Lengthy Sales
Cycles. MSI's operating results have fluctuated significantly because of seasonal and other factors, and MSI expects that future operating results will be subject to similar fluctuations. A significant portion of MSI's total revenue has been derived from relatively large orders and from service and maintenance arrangements. The timing of such orders has caused and will continue to cause material fluctuations in MSI's operating results, particularly on a quarterly basis. MSI's operating results may fluctuate significantly from quarter to quarter or on an annual basis as a result of a number of other factors, including but not limited to: the size and timing of customer orders; changes in MSI's customer and user bases; changes in license renewal rates; changes in pricing terms and billing methods, including changes associated with MSI's Web-based products and services under development; changes in GAAP regarding revenue recognition; the mix of MSI's commercial, governmental and academic customers; the market success of MSI's services offerings; the timely development, introduction and marketing of new products and product enhancements; market acceptance of MSI's products, particularly recently introduced Web-based products and Web-based products under development; deferrals of customer orders in anticipation of new products or product enhancements; MSI's ability to control cost, including the need for, and degree of use of, third-party contractors and the hiring of new employees; political instability in, or trade embargoes with respect to, foreign markets; changes in MSI's management team; acquisitions of technologies or other companies; and fluctuating economic conditions. Consequently, there can be no assurance that MSI will be able to accurately predict the levels of future operating results. MSI believes that as a result of these and other factors, period-to-period comparisons of its historical results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  MSI has typically earned a significant portion of its quarterly revenue late in the quarter. MSI in the past has recognized its highest revenue in the fourth quarter of a year followed by lower revenue in the first quarter of the succeeding year. In addition, MSI's sales to Teijin Molecular Simulations Incorporated ("TMSI"), MSI's joint venture with Teijin Limited ("Teijin"), in the past have been higher in MSI's first quarter, in part because the fiscal year of most Japanese companies ends on March 31, and have declined sharply in the second quarter. Furthermore, MSI's operating expenses have generally increased beginning in its second quarter due to implementation of annual wage increases and increased hiring. The decline in Japanese sales combined with increased operating expenses has caused MSI's results of operations historically to be lowest in the second quarter. MSI also has experienced quarterly variability in service and other revenue. Finally, MSI has experienced decreased European sales in its third quarter. Consistent with these seasonal trends, MSI expects that its revenues and results of operations will be lower in the first quarter of 1998 as compared to the fourth quarter of 1997, and that its results of operations will decrease in the second quarter of 1998 as compared to the first quarter of 1998. The failure to achieve expected revenue during any individual quarter will have a material adverse effect on MSI's financial condition and results of operations, and the adverse effect may be magnified by MSI's inability to adjust spending in a timely manner to compensate for any revenue shortfall. See "--Risks Associated with International Operations."

  The sales cycles for MSI's products can be lengthy and are subject to a number of significant risks over which MSI has little or no control. The sales cycles for MSI's products typically last six months and can exceed 12 months. In addition, purchases of MSI's products generally involve significant commitments of capital, and delays frequently occur due to the authorization procedures for substantial capital expenditures within large organizations. Because MSI generally ships orders as received and as a result typically has little or no backlog, any significant delay in an anticipated order would likely cause material fluctuations to MSI's operating results. See "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "INFORMATION CONCERNING MSI--Sales and Marketing."

  Need to Achieve Greater Market Penetration. The ability of MSI to increase revenue from the license of its products is dependent upon increased market acceptance of MSI's software products and services. MSI's products are used primarily by simulation specialists. MSI's strategy is to expand usage of its products and services by marketing and distributing its software, in part through its Web-based products, to experimentalists. If MSI cannot expand its customer base to include experimentalists, or if MSI otherwise cannot successfully market and sell its Web-based products and related services, MSI may not be able to increase its revenue, or its revenue may decline. In general, increased market acceptance and greater market penetration of MSI's products depend upon several factors, including the overall product performance, ease of implementation and use, accuracy of simulation, breadth and integration of product offerings and the extent to which users achieve the intended research and development benefits from their use of MSI's products and services. There can be no assurance that MSI's products and services will achieve increased market acceptance or penetration in MSI's target industries or other industries. Failure to increase market acceptance or penetration would restrict substantially the future growth of MSI and would have a material adverse effect on MSI's business, financial condition and results of operations. See "INFORMATION CONCERNING MSI--Strategy."

  Increasing Dependence on License Renewals; Risk of Non-Renewals. MSI derives a significant portion of its total revenue from the renewal of license, service, maintenance and consortia agreements with existing customers. MSI is pursuing a shift in the mix of new customer agreements away from long-term licenses toward annual, renewable licenses. As a result, MSI's total revenue in the future will be increasingly dependent on the renewal of annual licenses. MSI's ability to secure renewals may be adversely affected by ownership or management changes within customer organizations, including acquisitions of customers by other companies; MSI's inability to deliver consistent, high-quality and timely services or product enhancements; customer budget constraints; the introduction of competing products by third parties; political or economic instability; and other factors, many of which may be beyond the control of MSI. There can be no assurance that MSI will be able to generate and maintain sufficient license renewals, particularly given MSI's shift from long-term to annual licenses, and failure to do so would have a material adverse effect on MSI's business, financial condition and results of operations. See "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Dependence on Technologies Licensed from or Developed by Third
Parties. Certain of MSI's technologies have been acquired or licensed from third parties, or have been developed in connection with one of MSI's consortia. Changes in certain third-party license agreements and relationships, or termination thereof, could materially affect MSI's ability to continue to develop and market its current products or new products. From time to time, MSI experiences disruptions in its relationships with third parties from whom MSI obtains technology. As a result of these disruptions, MSI has on occasion experienced delays in distribution of products and product enhancements and has otherwise had difficulties developing, distributing or licensing, in a timely manner, third-party products based on such technology. There can be no assurance that MSI will be able to successfully acquire or develop, alone or as part of consortia, new technologies. Furthermore, there can be no assurance that such technologies, if acquired, can be successfully integrated and commercialized by MSI. Inability to license, maintain, upgrade or integrate new technologies could have a material adverse effect on MSI's business, financial condition and results of operations. There also can be no assurance that there will be no disruptions in MSI's relationships with third parties from whom MSI obtains technology, or that any disruptions that do arise will be resolved in a timely and cost-effective manner, if at all. Any such disruptions could have a material adverse effect on MSI's business, financial condition and results of operations.

  Concentration of Revenue from Certain Industries; Risk of Decline in Such Industries. MSI derives a substantial portion of its total revenue from sales of products and services to companies in the pharmaceutical, biotechnology and chemical industries, all of which can be highly cyclical. Accordingly, MSI's future success is dependent upon the continued demand for simulation software by companies in those industries. MSI believes its customers' cost containment measures have led to delays and reductions in certain research and development, capital and operating expenditures by many of such companies in the past, and such delays or reductions could recur in the future. In addition, certain of MSI's customers in these industries are subject to regulatory and economic changes, and such changes could also lead to delays or reductions in research and development and capital expenditures. MSI experienced a decline in revenue in 1993 and essentially flat revenue in 1994, due in part to the reluctance of the pharmaceutical and biotechnology industries to make research and development investments following the announcement of President Clinton's health care initiative as well as the worldwide recession in the chemical industry during this period. Any such delays, reductions or fluctuations could have a material adverse effect on MSI's business, financial condition and results of operations. There can be no assurance that MSI's products or product enhancements targeting other industries, if ever introduced, will reduce MSI's risk of industry concentration. See "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

  Risks Associated with International Operations. During 1997, approximately 49% of MSI's total revenue was derived from customers outside the United States. Approximately 33% of MSI's revenue was derived from operations in Europe and approximately 16% was derived from export sales to the Asia/Pacific region, primarily from sales through TMSI. MSI anticipates that international revenue will continue to account for a significant percentage of revenue in the future. In particular, MSI expects to continue to generate substantial revenue from sales by its European subsidiaries and TMSI. MSI's international operations are subject to risks inherent in the conduct of international business, including unexpected changes in regulatory requirements, longer payment cycles, exchange rate fluctuations, export license requirements, tariffs and other barriers, political and economic instability, limited intellectual property protection, difficulties in collecting trade receivables, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary or joint venture operations, and potentially adverse tax consequences. Certain East Asian countries are currently experiencing severe economic turmoil, represented by depressed business conditions and volatility in local currencies. Such conditions may adversely impact MSI's financial results as a result of customers altering their spending plans and by subjecting MSI to greater foreign exchange exposure. There can be no assurance that MSI will be able to sustain or increase international revenue from licenses or from service or maintenance arrangements, and there can be no assurance that any of the foregoing factors will not have a material adverse effect on MSI's international operations, and therefore its business, financial condition and results of operations. MSI's direct international sales generally are denominated in local currencies. Fluctuations in the value of currencies in which MSI conducts business relative to the United States dollar result in currency transaction gains and losses, and the impact on MSI of future exchange rate fluctuations cannot be accurately predicted. There can be no assurance that future fluctuations in currency exchange rates will not have a material adverse impact on revenue from international sales, and thus MSI's business, financial condition and results of operations. MSI currently engages in currency exchange rate hedging transactions in an attempt to mitigate the impact of adverse exchange rate fluctuations. There can be no assurance that any currency hedging policies implemented by MSI will be successful, or that they will not increase the negative impact of exchange rate fluctuations. See "--Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles" and "MSI Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence upon Product Development; Rapid Technological Change. The market in which MSI competes is subject to rapid technological change, frequent product introductions, changes in customer demand and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. It will also be important for MSI to address the increasingly sophisticated needs of its customers by supporting existing and emerging hardware, software, database and networking platforms, including Web-based technology. Substantially all of MSI's current products operate in the UNIX operating system. In the event that another operating system, such as Windows NT, were to achieve broad acceptance in the simulation software industry, MSI would be required to port its products to such an operating system which would be costly and time consuming and could have a material adverse effect on MSI's business, financial condition and results of operations. There can be no assurance that MSI will be successful in developing and marketing enhancements that respond to technological change, evolving industry standards or customer product and service requirements; that MSI will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements or services; or that such enhancements or services will adequately meet the requirements of the marketplace and achieve market acceptance. From time to time, MSI experiences delays in the release dates of enhancements to certain of its products. If release dates of any significant new products or product enhancements are delayed or if such products or enhancements fail to achieve market acceptance, MSI's business, financial condition and results of operations could be materially adversely affected. In addition, the introduction or announcement of new product offerings or enhancements or services by MSI or MSI's competitors may cause customers to defer or forego purchases of current versions of MSI's products or services, which could have a material adverse effect on MSI's business, financial condition and results of operations. See "INFORMATION CONCERNING MSI--Product Development."

  Dependence on Distributors. MSI is dependent upon TMSI (and its subdistributors) as its sole distributor in the Asia/Pacific region and is dependent in part upon distributors for its European sales. MSI believes that its success in penetrating markets for its products depends in large part on its ability to maintain these relationships and to cultivate additional distribution relationships. There can be no assurance that any distributor will not discontinue its relationship with MSI or form competing arrangements with MSI's competitors. Further, relationships with distributors may create channel conflicts with MSI's own direct sales force. In addition, MSI's distributors other than TMSI generally offer other products and are involved in other ventures, and they may give higher priority to such other activities. The loss of, or a significant reduction in revenue from, the distributors through which MSI sells its products could have a material adverse effect on MSI's business, financial condition and results of operations. See "--Risks Associated with International Operations."

  Product Liability; Product Defects. MSI's sales and license agreements with its customers typically contain provisions designed to limit MSI's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in MSI's agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. The sale and support of MSI's simulation software may entail the risk of product liability claims, which are likely to be substantial in light of the applications in which MSI's products are used. MSI maintains insurance against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against MSI. A successful product liability claim brought against MSI in excess of its insurance coverage or outside the scope of such coverage could have a material adverse effect upon MSI's business, financial condition and results of operations.

  Software and other products as complex as those offered by MSI may contain errors or failures, especially when first introduced or when new versions are released. Also, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after a product has been installed and used by customers. Such errors or performance problems may cause delays in product introductions and shipments or require design modifications that could materially and adversely affect MSI's competitive position and operating results. There can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to MSI's reputation or increased service and warranty costs, any of which could have a material adverse effect upon MSI's business, financial condition and results of operations. See "INFORMATION CONCERNING MSI--Product Development."

  Year 2000. MSI has conducted a review of the software products that it markets commercially and the computer programs that it uses internally to identify the systems that could be affected by the "Year 2000" issue. The Year 2000 problem is the result of computer programs being written using two-digits rather than four to define the applicable year. Any program that has time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculation. MSI presently believes that the Year 2000 problem will not pose significant operational problems for MSI's current software products that it markets commercially or the computer programs that it currently uses internally, and that MSI will not incur significant costs as a result of the Year 2000 problem. However, it is possible that future software marketed or used by MSI will suffer from a Year 2000 problem. In addition, it is possible that operating system software or other third party programs with which MSI's software products function could be affected by the Year 2000 problem and adversely affect actual or perceived performance of MSI's software products. In addition, Year 2000 problems of MSI's customers could affect the demand for MSI's products. Any such Year 2000 problems could have a material adverse effect upon MSI's business, financial condition and results of operation.

                           THE STOCKHOLDER MEETINGS

INTRODUCTION

  This Joint Proxy Statement/Prospectus is being furnished to the stockholders of Pharmacopeia and MSI in connection with the Merger and for the purposes set forth below. The Merger will be effected on the terms and conditions described elsewhere in this Joint Proxy Statement/Prospectus pursuant to the Merger Agreement, a copy of which is attached hereto as Annex 1. See "THE MERGER" and "THE MERGER AGREEMENT."

  This Joint Proxy Statement/Prospectus and the accompanying forms of proxy will first be mailed to stockholders of Pharmacopeia and MSI on or about May 13, 1998.

  THE MATTERS TO BE CONSIDERED AT THE STOCKHOLDER MEETINGS ARE OF GREAT IMPORTANCE. STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.

  MSI STOCKHOLDERS SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH THEIR
PROXIES.

PHARMACOPEIA ANNUAL MEETING

  This Joint Proxy Statement/Prospectus is being furnished to holders of record of Pharmacopeia Common Stock in connection with the solicitation of proxies by the Pharmacopeia Board of Directors (i) for use at the Pharmacopeia Annual Meeting to be held on June 12, 1998 at 9:00 a.m., local time, at The Forrestal at Princeton, 100 College Road East, Princeton, New Jersey, and at any meeting held upon adjournment or postponement thereof and (ii) in connection with each of the proposals set forth below.

  At the Pharmacopeia Annual Meeting, holders of Pharmacopeia Common Stock will be asked to consider and vote upon (i) the Issuance Proposal, (ii) a proposal to elect two directors to the Board of Directors for a term of three years, (iii) a proposal to amend the Incentive Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000 shares, (iv) a proposal to amend the Incentive Plan to increase the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder to 2,750,000 shares, effective upon consummation of the Merger, (v) the ratification of Ernst & Young LLP as Pharmacopeia's independent auditors for the fiscal year ending December 31, 1998 and (vi) such other business as may properly come before the Pharmacopeia Annual Meeting or any adjournment thereof.

  Proposal One--Issuance Proposal. The Issuance Proposal is being submitted to the stockholders of Pharmacopeia for approval in accordance with the By-Laws of the NASD. Among other things, such By-Laws generally require that Pharmacopeia's stockholders approve an acquisition of the stock of another company in exchange for Pharmacopeia Common Stock if the number of shares of Pharmacopeia Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of Pharmacopeia Common Stock outstanding before the issuance of Pharmacopeia Common Stock in such transaction. Because the number of shares of Pharmacopeia Common Stock to be issued pursuant to the Merger Agreement would exceed 20% of the number of shares of Pharmacopeia Common Stock currently outstanding, the Issuance Proposal is being submitted to Pharmacopeia stockholders for approval.

  The approval of the Issuance Proposal is a condition to the consummation of the Merger.

  THE PHARMACOPEIA BOARD OF DIRECTORS HAS CONCLUDED BY A UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT AT THE MEETING AT WHICH THE PHARMACOPEIA BOARD OF DIRECTORS APPROVED THE MERGER AGREEMENT THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PHARMACOPEIA AND ITS STOCKHOLDERS, HAS APPROVED THE ISSUANCE PROPOSAL AND RECOMMENDS THAT THE STOCKHOLDERS OF PHARMACOPEIA VOTE FOR THE ISSUANCE PROPOSAL. SEE "THE MERGER--Background" and "--Recommendations of the Pharmacopeia Board of Directors; Pharmacopeia's Reasons for the Merger".

  At the Effective Time, each share of MSI Capital Stock then outstanding will be converted into the right to receive shares of Pharmacopeia Common Stock based on the Exchange Ratio. Based upon the 13,367,215 shares of MSI Capital Stock outstanding on the MSI Record Date, without making any adjustment for fractional share interests and assuming no exercise of MSI Options outstanding as of the MSI Record Date, Pharmacopeia will issue 7,073,930 shares of Pharmacopeia Common Stock at the Effective Time in connection with the Merger. Furthermore, assuming that the number of shares of Pharmacopeia Common Stock issued and outstanding on the Pharmacopeia Record Date is equal to the number of shares of Pharmacopeia Common Stock issued and outstanding immediately prior to the consummation of the Merger, such 7,073,930 shares of Pharmacopeia Common Stock issued to MSI stockholders in connection with the Merger will constitute approximately 37.5% of the issued and outstanding shares of Pharmacopeia Common Stock immediately following consummation of the Merger.

  Proposal Two--Election of Directors. The Pharmacopeia Board of Directors is divided into three classes, with the term of office of one class expiring each year. Paul A. Bartlett and Charles A. Sanders have been nominated for election as directors at the Pharmacopeia Annual Meeting, each to serve for a term of three years. The persons named as proxy holders in the accompanying proxy card have indicated that they intend to vote for the election of such nominees. See "ELECTION OF PHARMACOPEIA DIRECTORS--Nominees for Election at the Pharmacopeia Annual Meeting."

  Unless otherwise indicated, the proxy holders will vote the proxies received by them for Pharmacopeia's nominees named hereinafter. If any of the nominees of Pharmacopeia is unable or declines to serve as a director at the time of the Pharmacopeia Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unable or will decline to serve as a director.

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT THE PHARMACOPEIA STOCKHOLDERS VOTE FOR THE NOMINEES SET FORTH HEREIN.

  Proposal Three--Increase Shares Authorized Under 1994 Incentive Stock Plan to 2,250,000. The Pharmacopeia Board of Directors has approved an amendment to the Incentive Plan that would increase the total number of shares of Pharmacopeia Common Stock authorized thereunder from 1,750,000 shares to 2,250,000 shares. The Pharmacopeia Board of Directors believes that the proposed increase in the number of shares authorized for issuance under the Incentive Plan is in the best interests of Pharmacopeia. The Pharmacopeia Board of Directors believes that the increase will provide an adequate reserve of shares for issuance under the Incentive Plan, which is necessary to enable Pharmacopeia to compete successfully with other companies to attract and retain valuable employees. This proposal would increase the number of shares of Pharmacopeia Common Stock authorized for issuance under the Incentive Plan by 500,000 shares (representing approximately

4% of the shares of Pharmacopeia Common Stock outstanding on the Pharmacopeia Record Date), while proposal number four set forth below would increase the number of shares of Pharmacopeia Common Stock authorized for issuance under the Incentive Plan even further. The reason for having two proposals regarding the Incentive Plan is that Pharmacopeia cannot be certain that the Merger will be approved and consummated. Therefore, Pharmacopeia cannot be certain how many employees it will have or how many shares of Pharmacopeia Common Stock should be authorized for issuance under the Incentive Plan. Pharmacopeia is seeking authority under proposal number three for an increase in the number of shares authorized for issuance under the Incentive Plan that would be sufficient if Pharmacopeia does not acquire MSI. Under proposal number four, which would only take effect upon consummation of the Merger, Pharmacopeia is seeking authority for an additional increase in the number of shares authorized for issuance under the Incentive Plan that the Pharmacopeia Board of Directors believes would be necessary if the Merger is consummated. See "PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE THEREUNDER TO 2,250,000 SHARES."

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT THE PHARMACOPEIA STOCKHOLDERS VOTE FOR AN INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE INCENTIVE PLAN TO 2,250,000 SHARES.

  Proposal Four--Increase Shares Authorized Under 1994 Incentive Stock Plan to 2,750,000. The Pharmacopeia Board of Directors has approved an amendment to the Incentive Plan that would increase the total number of shares of Pharmacopeia Common Stock authorized thereunder to 2,750,000 effective upon consummation of the Merger. This increase over the number of shares sought for authorization pursuant to proposal number three above is necessary because, if the Merger is consummated, the number of Pharmacopeia employees will increase. This proposed increase in the total number of shares of Pharmacopeia Common Stock available for issuance under the Incentive Plan, combined with the increase sought under the preceding proposal, would equal approximately 8% of the total number of outstanding shares of Pharmacopeia Common Stock on the Pharmacopeia Record Date and 5% of the total number of outstanding shares of Pharmacopeia Common Stock immediately after the Effective Time (assuming that the number of outstanding shares of Pharmacopeia Common Stock does not change between the Pharmacopeia Record Date and the Effective Time, and that all shares of Pharmacopeia Common Stock registered under the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part are issued at the Effective Time). See "PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE THEREUNDER TO 2,750,000 SHARES."

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT THE PHARMACOPEIA STOCKHOLDERS VOTE FOR AN INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE INCENTIVE PLAN TO 2,750,000 SHARES, EFFECTIVE UPON CONSUMMATION OF THE MERGER.

  Proposal Five--Ratification of Appointment of Independent
Auditors. Pharmacopeia's management has selected Ernst & Young LLP ("Ernst & Young"), independent auditors, to audit the books, records and accounts of Pharmacopeia for the current fiscal year ending December 31, 1998.

  A representative of Ernst & Young is expected to be available at the Pharmacopeia Annual Meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE FOR APPROVAL AND RATIFICATION OF SUCH SELECTION. In the event of a negative vote on such ratification, the Pharmacopeia Board of Directors will reconsider its selection.

  Record Date and Outstanding Shares. The Pharmacopeia Board of Directors has fixed the close of business on April 13, 1998 (the "Pharmacopeia Record Date") as the record date for the determination of stockholders entitled to notice of and to vote at the Pharmacopeia Annual Meeting or any adjournment or postponement thereof. At the close of business on the Pharmacopeia Record Date, there were outstanding and entitled to vote 11,811,079 shares of Pharmacopeia Common Stock held of record by approximately 219 holders.
  Quorum; Voting Rights. Each holder of record of Pharmacopeia Common Stock on the Pharmacopeia Record Date is entitled to cast one vote per share in person or by proxy on any matter that may properly come before the Pharmacopeia Annual Meeting. A majority of the issued and outstanding shares of Pharmacopeia Common Stock entitled to vote at the Pharmacopeia Annual Meeting must be represented at the Pharmacopeia Annual Meeting, in person or by proxy, to constitute a quorum for the transaction of business. The affirmative vote of the holders of a majority of the shares of Pharmacopeia Common Stock present in person or represented by proxy is required to approve and adopt the proposed amendments to the Incentive Plan, and to ratify the appointment of Ernst & Young LLP. The election of the two nominees to the Pharmacopeia Board of Directors named herein will be determined by a plurality of the votes cast. The approval of the Issuance Proposal will be decided by a majority of the votes cast.
  As of the Pharmacopeia Record Date, the directors and executive officers of Pharmacopeia owned or had voting control over an aggregate of 1,286,639 shares of Pharmacopeia Common Stock, representing approximately 11% of the votes entitled to be cast at the Pharmacopeia Annual Meeting. Each of the directors and executive officers of Pharmacopeia has advised Pharmacopeia that he or she intends to vote or direct the vote of all the outstanding shares of Pharmacopeia Common Stock over which he or she has voting control in favor of the approval of the Issuance Proposal, the approval of the proposed amendments to the Incentive Plan, the ratification of the appointment of Ernst & Young and the election of the two nominees to the Pharmacopeia Board of Directors named herein.

  Proxies; Required Vote. All proxies in the enclosed form that are properly executed and returned to Pharmacopeia will be voted at the Pharmacopeia Annual Meeting or any adjournments or postponements thereof, in accordance with any instructions thereon, or, if no instructions are made, will be voted FOR approval of the Issuance Proposal, FOR the approval of the proposed amendments to the Incentive Plan, FOR the ratification of the appointment of Ernst & Young and FOR the election of the two nominees to the Pharmacopeia Board of Directors named herein. Stockholders are urged to mark the boxes on the proxy to indicate how their shares are to be voted. Any Pharmacopeia stockholder may revoke a proxy at any time before it is voted by submitting a later dated proxy, by appearing in person at the Pharmacopeia Annual Meeting and voting thereat, or by delivering a written notice to the Secretary of Pharmacopeia stating that the proxy is revoked. If a stockholder is not the registered holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to be able to vote the shares in person.

  If an executed proxy is returned by a broker holding shares of Pharmacopeia Common Stock in street name and indicates that the broker does not have discretionary authority as to certain shares to vote on a certain matter (a "broker non-vote"), such shares will be counted for purposes of determining whether there is a quorum but will not be considered as present and entitled to vote with respect to that matter. If an executed proxy is returned by a stockholder and the stockholder has abstained from voting on a matter listed in the proxy, such shares will be counted for purposes of determining the presence or absence of a quorum and for purposes of determining the aggregate voting power and number of shares represented at the Pharmacopeia Annual Meeting. Accordingly, because the election of Pharmacopeia directors will be determined by a plurality of the votes cast, broker non-votes and abstentions will have no effect on such election. However, because the Issuance Proposal requires the approval of a majority of the votes cast and because the proposed amendments to the Incentive Plan and the ratification of Ernst & Young LLP require the approval of the holders of a majority of the shares of Pharmacopeia Common Stock present in person or represented by proxy at the Pharmacopeia Annual Meeting, abstentions will have the same effect as a vote against such proposals and broker non-votes will have no effect on the outcome of such proposals.

  The Pharmacopeia Board of Directors does not know of any matters other than those set forth herein which may come before the Pharmacopeia Annual Meeting. If any other matters are properly presented at the

Pharmacopeia Annual Meeting for action, including, among other things, consideration of a motion to adjourn the Pharmacopeia Annual Meeting to another place and/or time (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the applicable form of proxy and acting thereunder will have the discretion to vote in accordance with their best judgment on such matters, unless such authorization is withheld.

  Solicitation of Proxies; Expenses. The expense of the solicitation of the stockholders of Pharmacopeia will be paid by Pharmacopeia. In addition to the use of the mails, proxies may be solicited by directors, officers and regular employees of Pharmacopeia by telephone, telegram or otherwise. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Pharmacopeia may also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to beneficial owners of shares of Pharmacopeia Common Stock held of record by them and will provide reimbursement for their reasonable expenses in so doing. Pharmacopeia has retained D.F. King & Co., Inc. to assist in the solicitation of proxies in exchange for a $4,500 fee plus the reimbursement of certain expenses.

MSI SPECIAL MEETING

  At the MSI Special Meeting, the holders of MSI Common Stock and MSI Preferred Stock (collectively, "MSI Voting Stock") will consider and vote upon
(i) the approval and adoption of the Merger Agreement and the approval of the Merger (the "Merger Proposal") and (ii) such other matters as may properly come before the MSI Special Meeting or any adjournments or postponements thereof.

  THE MSI BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT MSI STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER PROPOSAL. SEE "THE MERGER--Background" and "--Recommendations of the MSI Board of Directors; MSI's Reasons for the Merger."

  Record Date and Outstanding Shares. Holders of record of MSI Voting Stock at the close of business on May 1, 1998 (the "MSI Record Date") are entitled to notice of, and to vote at, the MSI Special Meeting. As of the MSI Record Date, there were 278 stockholders of record holding an aggregate of approximately 9,898,110 shares of MSI Common Stock and one stockholder of record holding 2,222,223 shares of MSI Preferred Stock. The MSI Preferred Stock is convertible into MSI Common Stock on a one-for-one basis. D.E. Shaw Investment Group, LP holds all 2,222,223 shares of MSI Preferred Stock outstanding, representing, as of the MSI Record Date, approximately 18.3% of the votes entitled to be cast at the MSI Special Meeting. In addition, there is one stockholder of record, Corning Incorporated, holding 1,246,882 shares of MSI Class B Common Stock, which is non-voting stock. While the MSI Class B Common Stock is convertible into MSI Common Stock on a one-for-one basis subject to certain conditions, the MSI Class B Common Stock has not been converted into MSI Common Stock. Accordingly, the holder of the MSI Class B Common Stock will not have any voting rights at the MSI Special Meeting with respect to the MSI Class B Common Stock. See "MSI PRINCIPAL STOCKHOLDERS." Except for the stockholders identified herein under "MSI PRINCIPAL STOCKHOLDERS," as of the MSI Record Date, to the knowledge of MSI, no other person beneficially owns more than 5% of the outstanding MSI Capital Stock.

  As of the MSI Record Date, the directors and executive officers of MSI owned or had voting control over an aggregate of 6,334,237 shares of MSI Common Stock and MSI Preferred Stock, representing approximately 52% of the votes entitled to be cast at the MSI Special Meeting. Each of the directors and executive officers of MSI has advised MSI that he intends to vote or direct the vote of all outstanding shares of MSI Common Stock and/or MSI Preferred Stock over which he has voting control in favor of the approval of the Merger Proposal.

  Quorum; Abstentions. The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of MSI Voting Stock is necessary to constitute a quorum at the MSI Special Meeting. Votes cast by proxy or in person at the MSI Special Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and as voted against the approval of the matters being voted upon. If a broker indicates that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as shares that are present and entitled to vote for purposes of determining the presence of a quorum but not be considered as present and entitled to vote with respect to that matter.

  Required Vote. Each share of MSI Common Stock and MSI Preferred Stock entitles the holder thereof to one vote on any matter that may properly come before the MSI Special Meeting. The approval of the Merger Proposal requires the affirmative vote of a majority of the outstanding shares of MSI Common Stock and MSI Preferred Stock, voting together as a single class. Pursuant to that certain Shareholders Agreement, dated as of August 15, 1995, by and among Corning, MSI and Certain Shareholders of MSI, Corning and its transferees are required to vote all of their shares of MSI Common Stock in accordance with a majority of the MSI Board of Directors on any matter submitted for or requiring a stockholder vote. As of the MSI Record Date, Corning and its transferees owned or had voting control over an aggregate of 5,997,501 shares of MSI Common Stock, representing approximately 49.5% of the votes entitled to be cast at the MSI Special Meeting. See "THE MERGER--Interests of Certain Persons in the Merger." The holders of record on the MSI Record Date of shares of MSI Voting Stock are entitled to one vote per share of MSI Voting Stock on each matter submitted to a vote at the MSI Special Meeting.

  Voting Rights; Proxies. As of the MSI Record Date, there were 12,120,333 shares of MSI Voting Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of MSI Voting Stock represented by properly executed proxies received at or prior to the MSI Special Meeting that have not been revoked will be voted at the MSI Special Meeting in accordance with the instructions contained therein. If no instructions are indicated, such shares of MSI Voting Stock will be voted in favor of the Merger Proposal. MSI does not know of any matters other than as described in the accompanying Notice of MSI Special Meeting that are to come before the MSI Special Meeting. If any other matter or matters are properly presented for action at the MSI Special Meeting, including, among other things, consideration of a motion to adjourn the MSI Special Meeting to another time and/or place (including without limitation for the purpose of soliciting additional proxies), the proxy holders will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld by a stockholder. If a holder of MSI Capital Stock desires to limit the ability of the proxy holders to vote to adjourn the MSI Special Meeting, the stockholder must give instructions to such effect when returning such stockholder's proxy card. The proxy holders have no present intention to vote to adjourn the MSI Special Meeting, but would consider doing so, among other times, in the event that there was not a quorum present at the MSI Special Meeting or if adjournment would otherwise facilitate voting at the MSI Special Meeting. A stockholder receiving a proxy pursuant to this proxy solicitation may revoke a proxy (i) by submitting at any time prior to the vote on the approval of the Merger Proposal a later dated proxy with respect to the same shares, (ii) by delivering written notice of revocation to the Secretary of MSI at any time prior to such vote or (iii) by attending the MSI Special Meeting and voting in person. Mere attendance at the MSI Special Meeting will not in and of itself revoke a proxy. If an MSI Stockholder is not the registered direct holder of his or her shares, such stockholder must obtain appropriate documentation from the registered holder in order to be able to vote the shares in person.

  Solicitation of Proxies; Expenses. All expenses related to MSI's solicitation of proxies, including the cost of preparing and mailing this Joint Proxy Statement/Prospectus to the holders of MSI Voting Stock will be borne by MSI. In addition to solicitation by mail, directors, officers and employees of MSI may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of MSI will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of shares of MSI Voting Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material.

                                  THE MERGER

  The descriptions of the terms and conditions of the Merger and any related documents included in this Joint Proxy Statement/Prospectus are qualified in their entirety by references to the Annexes hereto and such related documents.

  The Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex 1 and incorporated herein by reference, provides for the merger of Merger Subsidiary with and into MSI. The Merger Agreement also sets forth certain representations, warranties, agreements and conditions in connection with the Merger. See "THE MERGER AGREEMENT."

  As a result of the Merger, the separate corporate existence of Merger Subsidiary will cease and MSI will continue as the Surviving Corporation. At the Effective Time, each share of MSI Capital Stock then outstanding will be converted into the right to receive shares of Pharmacopeia Common Stock based on the Exchange Ratio. Based upon the 13,367,215 shares of MSI Capital Stock outstanding on the MSI Record Date, without making any adjustment for fractional share interests and assuming no exercise of MSI Options outstanding as of the MSI Record Date, Pharmacopeia will issue 7,073,930 shares of Pharmacopeia Common Stock at the Effective Time in connection with the Merger. Furthermore, assuming that the number of shares of Pharmacopeia Common Stock issued and outstanding on the Pharmacopeia Record Date is equal to the number of shares of Pharmacopeia Common Stock issued and outstanding immediately prior to the consummation of the Merger, such 7,073,930 shares of Pharmacopeia Common Stock issued to MSI stockholders in connection with the Merger will constitute approximately 37.5% of the issued and outstanding shares of Pharmacopeia Common Stock.

BACKGROUND

  From time to time, Pharmacopeia has evaluated potential acquisition candidates in the drug discovery and combinatorial chemistry industries, as well as companies that provide associated products and services.

  In February 1997, MSI filed a registration statement for an initial public offering of its Common Stock. In March 1997, the investment banks that intended to market the initial public offering informed MSI that, at that time and as a result of market conditions, the initial public offering was unlikely to be successfully marketed at a valuation MSI considered appropriate. Thereafter, the MSI Board of Directors determined to consider other strategic alternatives for the realization of liquidity by the stockholders of MSI. In considering such other strategic alternatives (including the Merger), the MSI Board of Directors continued to consider the resumption of MSI's initial public offering.

  In July 1997, the MSI Board of Directors ratified the execution of an engagement letter between MSI and Goldman Sachs pursuant to which MSI engaged Goldman Sachs to serve as MSI's financial advisor in connection with a potential strategic transaction by MSI, including a potential sale of MSI to a third party.

  Between July 1997 and late November 1997, representatives of Goldman Sachs (on behalf of MSI) as well as MSI management contacted a number of third parties with respect to a potential strategic transaction with, or acquisition of, MSI. Preliminary discussions were held with approximately ten entities, including Pharmacopeia and another public biotechnology company that ultimately submitted a bid to acquire MSI (the "Alternate Bidder").

  During the week of September 8, 1997, Dr. Mollica contacted Mr. Savage to explore the possibility of entering into a business combination.

  On September 19, 1997, Dr. Mollica and Mr. Savage met at Newark
International Airport to further explore the possibility of entering into a business combination.

  On September 24, 1997, Pharmacopeia executed a Confidentiality Agreement with MSI pertaining to certain confidential material to be made available by MSI to Pharmacopeia in connection with Pharmacopeia's evaluation of MSI. Shortly thereafter, such material was delivered to Pharmacopeia.

  On October 10, 1997, Goldman Sachs, on behalf of MSI, sent a letter to Dr. Mollica and representatives of the Alternate Bidder and other potential bidders setting forth certain procedures to be followed in connection with any submission of a bid for the acquisition of MSI.

  On October 13, 1997, Dr. Mollica; Dr. Stephen Spearman, Executive Vice President of Operations of Pharmacopeia; Dr. John Baldwin, Senior Vice President of Chemistry of Pharmacopeia; Mr. Lewis J. Shuster, Executive Vice President and Chief Financial Officer of Pharmacopeia; and Pharmacopeia's legal and financial advisors met at MSI's offices with Mr. Savage; Mr. Saiid Zarrabian, Chief Operating Officer of MSI; Mr. David B. Hiatt, Senior Vice President and Chief Financial Officer of MSI; and MSI's legal and financial advisors. At this meeting, MSI's management team made a presentation regarding MSI's business.

  On October 20, 1997, Dr. Mollica, Mr. Shuster, and representatives of BT Alex. Brown met with Mr. Savage, Mr. Zarrabian, Mr. Hiatt and representatives of Goldman Sachs at MSI's offices in San Diego, California. At this meeting, a general discussion was held regarding MSI's business.

  On October 22, 1997, Pharmacopeia submitted to MSI a preliminary, non-binding indication of interest to acquire MSI and MSI received a preliminary, non-binding proposal to acquire MSI from the Alternate Bidder.

  At the October 29, 1997 regular meeting of the MSI Board of Directors, the MSI Board of Directors discussed the status of the discussions related to the potential transaction with Pharmacopeia and other potential acquisition transactions for MSI, including with the Alternate Bidder.

  On October 30, 1997, a regularly scheduled meeting of the Pharmacopeia Board of Directors was held. At this meeting, Pharmacopeia's management, together with Pharmacopeia's legal and financial advisors, informed the Board of the status of the discussions with MSI. The Board authorized management to conduct a due diligence review of MSI for the purpose of determining whether it would be advisable to submit a definitive bid for the acquisition of MSI.

  On October 31, 1997, Dr. Mollica and Mr. Shuster met with Pharmacopeia's legal and financial advisors to discuss the due diligence to be conducted in respect of MSI during the following week.

  On November 4 and November 5, 1997, Mr. Shuster, together with representatives of Pharmacopeia's accountants and legal and financial advisors, conducted due diligence with respect to MSI at the San Diego offices of MSI's legal counsel. On such dates, senior management of MSI made presentations to the Pharmacopeia representatives.

  On November 7, 1997, certain members of MSI's Board of Directors and Mr. Zarrabian met with representatives of Pharmacopeia at Pharmacopeia's facilities in South Brunswick, New Jersey. At this meeting, Dr. Mollica and Mr. Shuster made presentations regarding Pharmacopeia, and general discussions were held regarding Pharmacopeia's business and technologies.

  On November 11, 1997, the MSI Board of Directors held a special meeting to discuss the status of the possible transaction with Pharmacopeia and other potential acquisition transactions for MSI, including with the Alternate Bidder.

  On November 12, 1997, representatives of Goldman Sachs, on behalf of MSI, sent a letter to Dr. Mollica and representatives of the Alternate Bidder inviting Pharmacopeia and the Alternate Bidder to submit a final proposal for a possible acquisition of MSI. Also on November 12, 1997, MSI's legal counsel forwarded to Pharmacopeia, the Alternate Bidder and their respective advisors a draft merger agreement which Pharmacopeia and the Alternate Bidder were to comment upon and submit as part of their respective bids.

  On November 14, 1997, Dr. Mollica and Mr. Shuster met with representatives of Pharmacopeia's legal and financial advisors to discuss the formulation of Pharmacopeia's bid, certain revisions to the draft merger agreement and the results of the due diligence conducted to date.

  On November 14, 1997, MSI executed a Confidentiality Agreement with Pharmacopeia pertaining to certain proprietary information to be furnished by Pharmacopeia to MSI. On November 17 and November 18, 1997, representatives of MSI and MSI's legal and financial advisors conducted due diligence with respect to Pharmacopeia at Pharmacopeia's offices and facilities and at the offices of Pharmacopeia's legal advisors. Mr. Shuster and other representatives of Pharmacopeia made presentations to the MSI representatives regarding Pharmacopeia. Also on these dates, Mr. Zarrabian and other members of MSI's management met with Mr. Shuster, Dr. Peter Gund, Pharmacopeia's Senior Director of Information Systems, and other members of Pharmacopeia's management to continue Pharmacopeia's due diligence investigation of MSI and to explore potential synergies between the two companies.

  On November 17, 1997, the MSI Board of Directors held a special meeting to discuss the status of the possible transaction with Pharmacopeia and other potential acquisition transactions for MSI.

  On November 20, 1997, Dr. Mollica and Mr. Shuster met with Pharmacopeia's legal and financial advisors to review the status of Pharmacopeia's discussions with MSI. At this meeting, it was decided to recommend to the Pharmacopeia Board of Directors that Pharmacopeia submit a bid (the "Bid") to acquire all of the outstanding MSI Capital Stock and MSI Options for 6,500,000 shares of Pharmacopeia Common Stock in a transaction to be accounted for as a pooling of interests.

  On November 24, 1997, MSI received a bid from the Alternate Bidder.

  On November 25, 1997, the Pharmacopeia Board of Directors held a special meeting to consider the proposed acquisition of MSI. At this meeting, the Pharmacopeia Board of Directors discussed with management and Pharmacopeia's legal and financial advisors the proposed Bid and the terms of the proposed merger agreement between Pharmacopeia and MSI. The value of the 6,500,000 shares of Pharmacopeia Common Stock offered pursuant to the Bid, based on the $18.88 closing stock price of Pharmacopeia Common Stock on November 25, 1997, was approximately $123,000,000. The Pharmacopeia Board of Directors unanimously approved and authorized the submission of the Bid. The Bid was submitted to MSI later that day.

  On November 25 and 26, 1997, Messrs. Savage, Zarrabian, Hiatt and Thomas M. Carney, MSI's Vice President, Corporate Development and General Counsel, and representatives of MSI's financial advisor discussed the Bid and the Alternate Bidder's bid. On November 25, 1997 and December 1 and 3, 1997, the MSI Board of Directors held special meetings to discuss the Bid, the Alternate Bidder's bid and other potential acquisition transactions for MSI. At the December 3, 1997 special meeting, the MSI Board of Directors authorized MSI management to pursue a transaction with the Alternate Bidder due to the MSI Board of Directors' belief that a transaction with the Alternate Bidder could result in greater value to the MSI stockholders. Pharmacopeia was subsequently informed by representatives of MSI that MSI had decided to pursue an opportunity with the Alternate Bidder. MSI and the Alternate Bidder continued negotiations between December 3, 1997 and January 7, 1998.

  On January 5, 1998, Dr. Mollica and Mr. Savage spoke regarding MSI's positive fourth quarter results.

  On January 6, 1998, Dr. Mollica, Mr. Shuster and Pharmacopeia's legal and financial advisors discussed MSI's positive fourth quarter results and the potential benefits of a transaction between Pharmacopeia and MSI. Later that day, Dr. Mollica called Mr. Savage to explore the terms upon which MSI might be willing to reenter into negotiations with Pharmacopeia. Dr. Mollica and Mr. Savage discussed a proposal under which

Pharmacopeia would acquire all the outstanding MSI Capital Stock, and assume all outstanding MSI Options, for approximately 8,700,000 shares of Pharmacopeia Common Stock (the "Offered Shares"). The Exchange Ratio was determined by dividing the number of Offered Shares by the aggregate number of shares of MSI Capital Stock outstanding and issuable upon exercise of outstanding MSI Options. This increase over the 6,500,000 shares of Pharmacopeia Common Stock offered pursuant to the Bid reflected several factors, including but not limited to (i) MSI's positive results for the fourth quarter of 1997, (ii) the decline in Pharmacopeia's stock price between the time of the Bid and January 6, 1998, and (iii) Pharmacopeia's belief that other parties had offered to acquire MSI on terms more favorable than those contained in the Bid. Based on the $15.38 closing stock price of Pharmacopeia Common Stock on January 6, 1998, the Offered Shares had an aggregate value of approximately $134,000,000.

  On January 7 and January 8, 1998, the MSI Board of Directors held special meetings to discuss the status of MSI's possible transaction with the Alternate Bidder and the renewal of discussions with Pharmacopeia. At the January 7, 1998 special meeting, the MSI Board of Directors authorized Mr. Savage to pursue further discussions with Pharmacopeia. At the January 8, 1998 special meeting, the MSI Board of Directors determined to terminate negotiations with the Alternate Bidder. At such time, the value of the Alternate Bidder's bid was somewhat higher than the aggregate value of the Offered Shares. Nevertheless, the MSI Board of Directors determined to terminate discussions with the Alternate Bidder because after five weeks of negotiations, MSI and the Alternate Bidder had not reached agreement on all of the terms of a transaction. In addition, the Alternate Bidder had requested postponement of continued discussions with respect to the transaction for several months. The MSI Board of Directors believed that there was substantial uncertainty as to whether or not MSI would reach a definitive agreement with the Alternate Bidder, and therefore MSI decided to commence discussions with Pharmacopeia rather than continue discussions with the Alternate Bidder at a later date. At the January 8, 1998 special meeting, the MSI Board of Directors authorized the officers of MSI to enter into a standstill agreement with Pharmacopeia providing for a period of exclusive negotiations between the parties.

  On January 9, 1998, Pharmacopeia and MSI executed a Standstill Agreement providing for a period of exclusive negotiations between the parties. Also on January 9, 1998, Pharmacopeia submitted to MSI a proposal (the "Proposal") for the transaction. The principal terms of the Proposal were identical to the terms of the Merger. Under such terms, upon consummation of the Merger, a maximum of approximately 8,700,000 shares of Pharmacopeia Common Stock will be issuable for all the outstanding MSI Capital Stock and MSI Options. Based on the $15.75 closing stock price of Pharmacopeia Common Stock on January 9, 1998, the Offered Shares had an aggregate value of approximately $137,000,000.

  On January 12 and January 13, 1998, Mr. Shuster, together with
Pharmacopeia's legal and financial advisors, met at the San Diego offices of MSI's legal counsel with MSI's senior management and financial and legal advisors. At these meetings, the parties updated their respective due diligence investigations and commenced their negotiation of the terms of the proposed transaction.

  On January 16, 1998, the MSI Board of Directors held a special meeting to consider the proposed transaction with Pharmacopeia. At this meeting, the MSI Board of Directors discussed with MSI's management and MSI's legal counsel the terms of a proposed merger agreement between the parties. Goldman Sachs reviewed with the MSI Board of Directors the financial terms of the Merger. MSI's management and legal and financial advisors discussed with the MSI Board of Directors a variety of diligence issues with respect to the transaction. This discussion included the fact that a U.S. patent had been issued to Affymax on January 13, 1998 that contained certain claims covering a method of preparing an encoded library of chemical compounds. Because this patent had been issued only three days before the Board's previously scheduled meeting, MSI management had been unable to obtain all the documents and information necessary to analyze the patent's implications for Pharmacopeia. The MSI Board of Directors and MSI management determined that MSI needed to conduct further due diligence prior to execution of the proposed merger agreement. The MSI Board of Directors then unanimously approved the proposed merger and the proposed merger agreement, provided that such approval would expire immediately prior to the opening of the Nasdaq National Market on January 20, 1998 if the patent issues discussed at the meeting had not been satisfactorily resolved by such time.

  On January 16, 1998, the Board of Directors of Pharmacopeia met to consider and vote upon the proposed acquisition of MSI by Pharmacopeia. At this meeting, the Pharmacopeia Board of Directors discussed with Pharmacopeia's legal counsel the terms of the proposed merger agreement between the parties and the issuance of the Affymax patent on January 13, 1998. During the course of this meeting, the Pharmacopeia Board of Directors was informed that MSI might wish to further investigate this patent issue. BT Alex. Brown reviewed with the Pharmacopeia Board of Directors the financial terms of the proposed transaction and informed the Board of Directors that, subject to resolution of the remaining issues and other customary matters, BT Alex. Brown would be prepared to render an opinion to the Pharmacopeia Board of Directors to the effect that the Exchange Ratio was fair, from a financial point of view, to Pharmacopeia. The Pharmacopeia Board of Directors then approved the proposed merger and merger agreement by a unanimous vote of those directors present, provided that such approval would expire at midnight on January 18, 1997, if the evaluation of the remaining patent issues had not been completed and the proposed Merger Agreement had not been executed by such time. Based on the $15.63 closing stock price of Pharmacopeia Common Stock on January 16, 1998, the Offered Shares had an aggregate value of approximately $136,000,000.

  On January 17, 1998, Pharmacopeia and MSI's management and legal advisors held a conference call to discuss the Affymax patent issues. The parties determined that additional time, beyond that permitted by the Pharmacopeia and MSI Boards of Directors' conditional approvals of the Merger Agreement, would be required to gather the necessary information.

  On January 22, 1998, Pharmacopeia and MSI executed a Standstill Agreement to lengthen the period of exclusive negotiations called for by the parties' original Standstill Agreement.

  On January 29, 1998, Mr. Savage contacted Dr. Mollica to inform him that MSI had completed its due diligence and was prepared to recommend the proposed transaction to the MSI Board of Directors.

  On February 4, 1998, the MSI Board of Directors held a special meeting to consider and vote upon the Merger and Merger Agreement. At this meeting, the MSI Board of Directors was updated as to the satisfactory completion of MSI's due diligence. Goldman Sachs reviewed its financial analysis of the Merger and delivered to the MSI Board of Directors an oral opinion, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of MSI Common Stock and MSI Class B Common Stock. See "--Opinion of MSI's Financial Advisor." The MSI Board of Directors approved the Merger and the Merger Agreement at this meeting.

  On February 4, 1998, the Pharmacopeia Board of Directors held a meeting to approve the Merger and the Merger Agreement. At this meeting, the Board of Directors was updated as to the events that had occurred since the previous meeting on January 16, 1998. BT Alex. Brown then reviewed the financial analyses that it had performed in connection with its evaluation of the Exchange Ratio and delivered to Pharmacopeia's Board of Directors an oral opinion, subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair, from a financial point of view, to Pharmacopeia. See "--Opinion of Pharmacopeia's Financial Advisor." Based on the $15.63 closing stock price of Pharmacopeia Common Stock on February 4, 1998, the Offered Shares had an aggregate value of approximately $136,000,000. The Pharmacopeia Board of Directors approved the Merger and the Merger Agreement at this meeting.

  The parties to the Merger Agreement executed the Merger Agreement on February 4, 1998.

RECOMMENDATIONS OF THE PHARMACOPEIA BOARD OF DIRECTORS; PHARMACOPEIA'S REASONS FOR THE MERGER

  The Pharmacopeia Board of Directors has carefully reviewed and considered the terms and conditions of the Merger. The Pharmacopeia Board of Directors has concluded that the Merger is fair to and in the best interests of Pharmacopeia and its stockholders. Accordingly, the Pharmacopeia Board of Directors has approved, by a unanimous vote of those directors present at the meeting at which the Pharmacopeia Board of Directors approved the Merger Agreement, the Issuance Proposal, and recommends that the stockholders of Pharmacopeia vote FOR the approval and adoption of the Issuance Proposal. In reaching its determination, the Pharmacopeia

Board of Directors consulted with Pharmacopeia's management, as well as its financial and legal advisors, and considered a number of factors including but not limited to the following:

  . The historical and prospective business of Pharmacopeia, and the ability to enhance Pharmacopeia's strategic position by acquiring computational chemistry expertise.

  . The prospect of more tightly integrating computational, combinatorial and experimental chemistry so as to validate existing design tools and to develop new capabilities for use by the combined company and its customers.

  . The immediate steps that Pharmacopeia could take to attempt to realize the potential synergies in the Merger, including (i) providing selected MSI scientists with access to Pharmacopeia's structure-activity database and bioassay information that these MSI scientists could use to develop new software tools to guide drug discovery and (ii) using MSI's expertise to develop and market selected software written by Pharmacopeia. To help accomplish these goals, Pharmacopeia plans to establish a Center for Informatics and Drug Design that would be staffed by personnel from both Pharmacopeia and MSI. This Center would have at its disposal all information possessed by both companies, except for certain confidential information developed in connection with collaboration or other agreements entered into with third parties.

  . Other types of synergies that Pharmacopeia would attempt to realize, including exploring the establishment of a Center for Materials Science that would use MSI's expertise to apply Pharmacopeia's existing technologies to the materials science area, and by seeking other methods of exploiting MSI's expertise in the materials science area.

  . Opportunities for the two companies to cross-sell drug discovery products and services, including by using Pharmacopeia's existing collaboration agreements with other companies to help MSI penetrate the experimentalist market within those organizations. In addition, MSI's global sales and marketing organization could help Pharmacopeia's efforts to market its current and potential future drug discovery products and services.

  . Pursuing a balanced financial strategy by striving for near-term profits from MSI's operations while continuing to lay the foundation for long-term profits from royalties and drug discovery milestones achieved by Pharmacopeia.

  . The expected treatment of the Merger as a tax-free reorganization for federal income tax purposes, and the expected ability to account for the Merger as a pooling of interests.

  . The terms of the Merger Agreement, including the Exchange Ratio, the parties' representations and covenants, and the conditions to their respective obligations. In particular, the Pharmacopeia Board of Directors focused on the Exchange Ratio as a method of fixing the consideration to be paid to MSI stockholders. Pharmacopeia's stock price has been volatile, and the Pharmacopeia Board of Directors believed that Pharmacopeia's stock price could continue to vary from day to day for reasons unrelated to the fundamental value of Pharmacopeia. Therefore, rather than offering MSI stockholders a number of shares of Pharmacopeia Common Stock with a certain value, the Pharmacopeia Board of Directors found it advisable to set a fixed Exchange Ratio.

  .  The recommendation of the Merger by Pharmacopeia's senior management.

  . The oral opinion (subsequently confirmed by delivery of a written opinion dated February 4, 1998) of BT Alex. Brown to the Pharmacopeia Board of Directors to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Exchange Ratio was fair, from a financial point of view, to Pharmacopeia. See "--Opinion of Pharmacopeia's Financial Advisor".

  The Pharmacopeia Board of Directors also discussed certain risks of the transaction, including but not limited to the following:

  . The significant fluctuations in MSI's operating results caused by seasonal and other factors, and the difficulty that this would create in managing cash flow and otherwise managing the operations of the combined company. In particular, the Pharmacopeia Board of Directors considered MSI's tendency to earn a significant portion of its quarterly revenue late in the quarter, and the quarterly variations in revenues caused by MSI's success or failure in signing significant new contracts each quarter.

  . The risk that MSI might be unsuccessful in expanding its customer base to include experimentalists, which could lead to a decline in MSI's revenues after MSI had expended significant resources to market and distribute such software.

  . The difficulty that analysts, and the stock market in general, would have in valuing Pharmacopeia Common Stock after the consummation of the Merger. The Pharmacopeia Board of Directors believes that software companies such as MSI are generally valued based on a multiple of recent earnings and a projected near term growth rate for such earnings. Pharmacopeia's value, however, lies in earnings from future collaborations, outlicensing, milestone achievements and royalty payments, including potentially large royalty payments from undiscovered and/or unproven drugs that would not be available for sale for many years.

  The foregoing discussion of the information and factors considered by the Pharmacopeia Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Pharmacopeia Board of Directors. In making its determination, the Pharmacopeia Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Pharmacopeia Board of Directors did not reach specific conclusions as to any factor and did not classify the various factors according to whether they were favorable, unfavorable or neutral to the Board's conclusions. In addition, individual members of the Pharmacopeia Board of Directors may have given different weights to different factors.

  THE PHARMACOPEIA BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF PHARMACOPEIA AND ITS STOCKHOLDERS AND RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE FOR THE ISSUANCE PROPOSAL.

RECOMMENDATIONS OF THE MSI BOARD OF DIRECTORS; MSI'S REASONS FOR THE MERGER

  The MSI Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the Merger and the Merger Agreement. The MSI Board of Directors believes that the Merger may result in a number of benefits to MSI and its stockholders, including the following:

  . Complementary Businesses. MSI believes that the ability to directly apply its technology in Pharmacopeia's drug discovery laboratories will enable MSI to further enhance its portfolio of scientific simulation software. In particular, MSI believes that access to the large amount of chemical and biological data generated by Pharmacopeia will enable MSI to improve the predictive utility and scientific accuracy of its software products. By enhancing its products, MSI would be able to offer more value to its current and prospective customers. In addition, MSI expects that full application of its products in Pharmacopeia's drug discovery activities will improve Pharmacopeia's ability to achieve further success on behalf of its customers and within its internal programs.

  . Broadened Technology Platform and Product Offerings. The Merger brings together Pharmacopeia's proprietary ECLiPS technology, over 3.8 million compounds and expertise in chemistry and biology for drug discovery, with MSI's software for analyzing chemical and biological data as well as MSI's expertise in using informatics tools to understand chemical interactions and molecular properties. MSI believes that this integration of laboratory experimentation, chemical and biological information, and software for molecular simulation and analysis can become a powerful technology platform for improving the speed and efficiency of drug discovery. The Merger is also expected to provide MSI with the opportunity to significantly expand the scope of products and services it can offer to users, particularly in the areas of cheminformatics tools and information technology services.

  . Stockholder Benefits. The Merger provides MSI stockholders with Pharmacopeia Common Stock for which there is a public market, in contrast to the illiquid nature of their present holdings of MSI Capital Stock.

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

  The MSI Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the Merger and the Merger Agreement, and determined that the proposed Merger provides an opportunity that serves the best interests of MSI and its stockholders. In particular, the MSI Board of Directors considered, among other things: (i) the likelihood of realizing superior benefits through alternative business strategies, including an initial public offering; (ii) information concerning MSI's and Pharmacopeia's respective businesses, historical financial performances, operations and products; (iii) an analysis of the relative value that MSI might contribute to the future business and prospects of the combined company; (iv) the compatibility of the management and business of MSI with those of Pharmacopeia; (v) a presentation by Goldman Sachs with respect to the Merger, including the opinion of Goldman Sachs, dated February 4, 1998, that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the holders of MSI Common Stock and MSI Class B Common Stock; (vi) the effect of the Merger on MSI, MSI's employees and MSI's customers; and (vii) reports from management and legal advisors on specific terms of the relevant agreements and other matters.

  The MSI Board of Directors believes that the Merger is in the best interests of MSI and its stockholders, notwithstanding the following potentially negative factors: (i) the potential disruption of MSI's business that might result from employee uncertainty and lack of focus following announcement of the Merger in connection with integrating the operations of MSI and Pharmacopeia; (ii) the possibility that the Merger might not be consummated;
(iii) the effects of the public announcement of the Merger on MSI's sales and operating results, its ability to attract and retain key management, sales, marketing and technical personnel and the progress of certain of its development projects; (iv) the risk that the announcement of the Merger could result in decisions by customers to defer purchases of products of MSI; (v) the risks associated with potential volatility in the market price of Pharmacopeia Common Stock; and (vi) the risk that the other benefits sought to be achieved by the Merger will not be achieved.

  In view of the complexity and variety of factors considered by the MSI Board of Directors in connection with its evaluation of the Merger Agreement and the proposed Merger, the MSI Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching this determination. After taking into consideration all of the factors set forth above, the MSI Board of Directors determined that the Merger was in the best interests of MSI and its stockholders and that MSI should proceed with the Merger at this time.

OPINION OF PHARMACOPEIA'S FINANCIAL ADVISOR

  Pharmacopeia engaged BT Alex. Brown to act as its exclusive financial advisor in connection with the Merger. On February 4, 1998, at a meeting of the Pharmacopeia Board of Directors held to evaluate the proposed Merger, BT Alex. Brown rendered to the Pharmacopeia Board an oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated February 4,
1998) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Exchange Ratio was fair from a financial point of view to Pharmacopeia. No limitations were imposed by the Board of Directors of Pharmacopeia upon BT Alex. Brown with respect to the investigations made or the procedures followed by it in rendering its opinion.

  The full text of the written opinion of BT Alex. Brown dated February 4, 1998, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex 2 to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. BT ALEX. BROWN'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF PHARMACOPEIA, ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE PHARMACOPEIA ANNUAL MEETING. The summary of the opinion of BT Alex. Brown in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

  In connection with its opinion, BT Alex. Brown reviewed certain publicly available financial information and other information concerning Pharmacopeia, certain available financial information and other information concerning MSI and certain internal analyses and other information furnished to BT Alex. Brown by

Pharmacopeia and MSI. BT Alex. Brown also held discussions with members of the senior management of Pharmacopeia and MSI regarding the business and prospects of Pharmacopeia and MSI and the joint prospects of a combined company. In addition, BT Alex. Brown (i) reviewed the reported prices and trading activity for Pharmacopeia Common Stock, (ii) compared certain financial and stock market information for Pharmacopeia and certain financial information for MSI with similar information for certain publicly traded companies, (iii) reviewed the financial terms of certain recent business combinations which BT Alex. Brown deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as BT Alex. Brown deemed appropriate.

  As described in its opinion, BT Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with BT Alex. Brown for purposes of its opinion. With respect to the information relating to the prospects of Pharmacopeia, MSI and the combined company, BT Alex. Brown assumed that such information reflected the best currently available judgments and estimates of the management of Pharmacopeia and MSI as to the likely future financial performance of their respective companies and of the combined company. BT Alex. Brown did not make nor was it provided with an independent evaluation or appraisal of the assets or liabilities of Pharmacopeia or MSI. BT Alex. Brown's opinion does not constitute an opinion as to the price at which the Pharmacopeia Common Stock will actually trade at any time. BT Alex. Brown assumed, with the consent of the Pharmacopeia Board of Directors, that the Merger would qualify for pooling-of-interests accounting treatment. BT Alex. Brown's opinion was based on market, economic and other conditions as they existed and could be evaluated as of the date of its opinion. Although BT Alex. Brown evaluated the Exchange Ratio from a financial point of view, the type and amount of consideration payable in the Merger was determined through negotiation between Pharmacopeia and MSI.

  The following is a summary of the material analyses and factors considered by BT Alex. Brown in connection with its opinion to the Pharmacopeia Board of Directors dated February 4, 1998:

  Analysis of Selected Public Companies. BT Alex. Brown compared certain financial and stock market information for the following selected publicly held companies in the pharmaceutical and biotechnology industry, consisting of: (i) contract research organizations: ClinTrials Research, Inc.; Covance, Inc.; PAREXEL International Corporation; Pharmaceutical Product Development, Inc.; and Quintiles Transnational Corp. (the "CRO Companies"); (ii) biotech software companies: ArQule, Inc.; Aurora Biosciences Corp.; InCyte Pharmaceuticals, Inc.; Oxford Molecular Group plc; and Tripos, Inc. (the "Biotech Software Companies"); and (iii) health care information technology companies: Cerner Corporation; HCIA, Inc.; HBO & Company; Shared Medical Systems Corporation; and Transition Systems, Inc. (the "HIT Companies" and, together with the CRO Companies and Biotech Software Companies, the "Selected Companies"). BT Alex. Brown calculated equity market values as a multiple of, among other things, latest available 12 months and estimated calendar years 1998 and 1999 net income, and adjusted market values (equity market value, plus debt, less cash and equivalents) as a multiple of revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT") for the latest available 12 months of reported financial information. All multiples were based on closing stock prices on January 30, 1998. Net income estimates for the Selected Companies were based on estimates of selected investment banking firms and net income estimates for MSI were based on internal estimates of the management of MSI. This analysis indicated overall mean multiples for the Selected Companies of latest available 12 months and estimated calendar 1998 and 1999 net income of 38.9x, 32.6x and 22.6x, respectively, and latest available 12 months revenues, EBITDA and EBIT of 5.5x, 17.4x and 25.7x, respectively. Based on the closing price of Pharmacopeia Common Stock on January 30, 1998, the Exchange Ratio equated to implied multiples for MSI of latest available 12 months and estimated calendar 1998 and 1999 net income of 22.2x, 16.0x and 11.3x, respectively, and latest available 12 months revenues, EBITDA and EBIT of 2.2x, 10.5x and 13.7x, respectively.

  Analysis of Recent Mergers and Acquisitions. BT Alex. Brown reviewed the purchase price and implied transaction multiples in the following selected merger and acquisition transactions announced or effected in the pharmaceutical and biotechnology industry, consisting of (acquiror/target):
(i) contract research organization
transactions: Quintiles Transnational Corp./Innovex, Ltd.; Quintiles Transnational Corp./BRI International, Inc.; and Pharmaceutical Product Development, Inc./Applied Bioscience International, Inc. (the "CRO Transactions"); (ii) healthcare information technology transactions: HBO & Co./HPR, Inc.; IDX Systems Corporation/PHAMIS, Inc.; HBO & Co./Enterprise Systems, Inc.; HBO & Co./AMISYS Managed Care Systems, Inc.; The Thomson Corporation/The MEDSTAT Group, Inc.; and HBO & Co./Serving Software, Inc. (the "HIT Transactions"); and (iii) software transactions: Avant! Corporation/Technology Modeling Associates, Inc.; Reed Elsevier plc/MDL Information Systems, Inc.; Autodesk, Inc./Softdesk, Inc.; and Synopsys, Inc./Logic Modeling Corp. (the "Software Transactions" and, together with the CRO Transactions and the HIT Transactions, the "Selected Transactions"). All multiples were based on publicly available information at the time of announcement of such transaction. This analysis indicated a range of (i) implied equity market value multiples for the Selected Transactions of latest available 12 months and one-year forward net income of 23.4x to 184.5x (with a mean of 69.8x) and 21.0x to 44.9x (with a mean of 32.8x) and (ii) implied adjusted market value multiples for the Selected Transactions of latest available 12 months revenues, EBITDA and EBIT of 1.9x to 9.4x (with a mean of 4.2x), 15.3x to 42.6x (with a mean of 25.2x) and 19.1x to 75.2x (with a mean of 40.6x), respectively. Based on the closing price of Pharmacopeia Common Stock on January 30, 1998, the Exchange Ratio equated to implied multiples for MSI of latest available 12 months and one-year forward net income, and latest available 12 months revenues, EBITDA and EBIT of 22.2x, 15.5x, 2.2x, 10.5x and 13.7x, respectively.

  Discounted Cash Flow Analyses. BT Alex. Brown performed separate discounted cash flow analyses of Pharmacopeia and MSI to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that each of Pharmacopeia and MSI could generate over fiscal years 1998 through 2002 (in the case of Pharmacopeia) and fiscal years 1998 through 2000 (in the case of
MSI). The stand-alone discounted cash flow analyses of Pharmacopeia and MSI were determined by (i) adding (x) the present value of the projected free cash flows of Pharmacopeia over fiscal years 1998 through 2002 and of MSI over fiscal years 1998 through 2000 and (y) the present value of the estimated terminal values of Pharmacopeia in fiscal year 2002 and of MSI in fiscal year 2000 and (ii) subtracting the current net debt of Pharmacopeia and MSI. The range of estimated terminal values for each of Pharmacopeia and MSI was calculated by applying terminal value multiples ranging from 15.0x to 20.0x to the projected fiscal year 2002 EBITDA of Pharmacopeia and the projected fiscal year 2000 EBITDA of MSI, respectively. The cash flows and terminal values of each of Pharmacopeia and MSI were discounted to present value using discount rates ranging from 20% to 30%. This analysis yielded an equity reference range for Pharmacopeia Common Stock of approximately $16.74 to $26.86 per share, as compared to the market value for Pharmacopeia of $16.63 per share based on a closing stock price of Pharmacopeia Common Stock on January 30, 1998, and an equity reference range for MSI of approximately $224.9 million to $360.5 million as compared to the equity value implied by the Exchange Ratio of approximately $141.1 million based on the closing stock price of Pharmacopeia Common Stock on January 30, 1998.

  Contribution Analysis. BT Alex. Brown analyzed the relative contributions of Pharmacopeia and MSI to the estimated revenues, EBITDA and pre-tax income of the pro forma combined company for calendar years 1999 and 2000, and compared such contributions to the pro forma ownership of the current holders of Pharmacopeia Common Stock in the pro forma combined company. This analysis indicated that (i) in calendar year 1999, Pharmacopeia would contribute approximately 32.3% of the revenues, 10.3% of the EBITDA, and 1.1% of the pre-tax income of the pro forma combined company; and (ii) in calendar year 2000, Pharmacopeia would contribute approximately 31.3% of the revenues, 22.6% of the EBITDA, and 18.0% of the pre-tax income of the pro forma combined company. Based on the Exchange Ratio, current holders of Pharmacopeia Common Stock would own approximately 58.8% of the pro forma combined company upon consummation of the Merger.

  Pro Forma Merger Analysis. BT Alex. Brown analyzed the pro forma effects of the Merger on the earnings per share (the "EPS") of Pharmacopeia in calendar years 1997 through 2000 by comparing the EPS of Pharmacopeia on a stand-alone basis relative to the EPS of Pharmacopeia after consummation of the Merger and before giving effect to potential synergies and other cost savings anticipated by the management of Pharmacopeia and MSI to result from the Merger. For purposes of such analysis, BT Alex. Brown focused primarily on the EPS of Pharmacopeia in calendar year 2000 given Pharmacopeia's negative or minimal projected earnings in calendar years 1997 through 1999. This analysis indicated that the Merger could be accretive to Pharmacopeia's

EPS in calendar year 2000. The actual operating or financial results achieved by the pro forma combined company may vary from projected results and variations may be material as a result of business and operational risks, the timing and amount of synergies, the costs associated with achieving such synergies and other factors.

  Other Analyses. In rendering its opinion, BT Alex. Brown also reviewed and considered, among other things: (i) historical and projected financial data for Pharmacopeia and MSI, (ii) historical market prices and trading volumes for Pharmacopeia Common Stock, and (iii) selected analysts' reports on Pharmacopeia, including EPS estimates of such analysts for Pharmacopeia.

  The summary set forth above does not purport to be a complete description of the opinion of BT Alex. Brown to the Pharmacopeia Board of Directors or the financial analyses performed and factors considered by BT Alex. Brown in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. BT Alex. Brown believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting portions of the above summary, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In performing its analyses, BT Alex. Brown made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Pharmacopeia and MSI. No company, transaction or business used in such analyses as a comparison is identical to Pharmacopeia, MSI or the proposed Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. BT Alex. Brown's opinion and financial analyses were only one of many factors considered by the Pharmacopeia Board of Directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Board of Directors or management of Pharmacopeia with respect to the Exchange Ratio or the Merger.

  BT Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. Pharmacopeia selected BT Alex. Brown to serve as its exclusive financial advisor based on BT Alex. Brown's reputation, expertise and familiarity with Pharmacopeia and its business. BT Alex. Brown previously has provided investment banking services to Pharmacopeia unrelated to the proposed Merger, for which services BT Alex. Brown has received customary compensation. BT Alex. Brown maintains a market in Pharmacopeia Common Stock and regularly publishes research reports regarding the pharmaceutical and biotechnology industry and the businesses and securities of Pharmacopeia and other publicly owned companies in such industry. In the ordinary course of business, BT Alex. Brown may actively trade the securities of Pharmacopeia for its own account and the accounts of customers and, accordingly, may at any time hold a long or short position in securities of Pharmacopeia.

  Pursuant to the terms of BT Alex. Brown's engagement, Pharmacopeia has agreed to pay BT Alex. Brown, upon consummation of the Merger, an aggregate financial advisory fee of $1,650,000. In addition, Pharmacopeia has agreed to reimburse BT Alex. Brown for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify BT Alex. Brown and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

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

OPINION OF MSI'S FINANCIAL ADVISOR

  On February 4, 1998, Goldman Sachs delivered its oral opinion to the Board of Directors of MSI that as of the date of such opinion, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of MSI Common Stock and MSI Class B Common Stock. Goldman Sachs subsequently confirmed its earlier oral opinion by delivery of its written opinion dated February 4, 1998.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED AS OF FEBRUARY 4, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX 3 TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE.

  In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Merger Agreement; (ii) the Registration Statement on Form S-1, dated February 10, 1997, of MSI with respect to its previously proposed initial public offering; (iii) audited financial statements of MSI for the three years ended December 31, 1996; (iv) unaudited financial statements of MSI for the year ended December 31, 1997; and (v) certain internal financial analyses and forecasts for MSI prepared by its management. Goldman Sachs also reviewed (i) the Registration Statement on Form S-1, dated December 5, 1995, of Pharmacopeia with respect to an initial public offering of Pharmacopeia Common Stock; (ii) Annual Reports to Stockholders and Annual Reports on Form 10-K of Pharmacopeia for the years ended December 31, 1995 and 1996; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pharmacopeia; (iv) certain other communications from Pharmacopeia to its stockholders; and (v) certain internal financial analyses and forecasts for Pharmacopeia prepared by its management and certain financial analyses and forecasts for Pharmacopeia reviewed by Goldman Sachs with the respective managements of Pharmacopeia and MSI (the "Forecasts"). Goldman Sachs also held discussions with members of the senior management of MSI and Pharmacopeia regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Pharmacopeia Common Stock, compared certain financial information for MSI and Pharmacopeia with similar information for certain other companies the securities of which are publicly traded, compared certain stock market information for Pharmacopeia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software and biotechnology industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. Goldman Sachs also assumed with the consent of MSI that the transaction contemplated by the Merger Agreement would be accounted for as a pooling-of-interests under generally accepted accounting principles. Goldman Sachs confirmed that the MSI Board of Directors was aware that Pharmacopeia has a limited operating history with a record of operating losses and that there is no assurance of future profitability due, in part, among other factors, to its dependence on patents and proprietary rights, competition, the risk of obsolescence of its technology, its dependence upon collaborators and key employees, and the need for future capital and the uncertainty of funding therefor. Notwithstanding the various risks and uncertainties inherent in achieving the Forecasts because of the nature of Pharmacopeia's business and lack of demonstrated profitability, for purposes of its opinion, Goldman Sachs assumed that the Forecasts were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Pharmacopeia and MSI and that it was the best currently available judgment of MSI that the Forecasts will be realized in the amounts and at the times contemplated thereby. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of MSI or Pharmacopeia or any of MSI's subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.

  Goldman Sachs' advisory services and opinion were provided for the information and assistance of the MSI Board of Directors in connection with its consideration of the transaction contemplated by the Merger Agreement, and such opinion does not constitute a recommendation as to how any holder of MSI Common Stock should vote with respect to such transaction. In addition, Goldman Sachs did not express any opinion as to the prices at which Pharmacopeia Common Stock may trade in the future.

  The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its opinion to the MSI Board of Directors dated as of February 4, 1998.

    (i) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to MSI to corresponding financial information, ratios and public market multiples for (i) Aspen Technology Inc., MDL Information Systems Inc. (utilizing the share price prior to the announcement of the acquisition by Reed Elsevier PLC on March 24, 1997 and fully taxed price/earning multiples), Oxford Molecular Group (utilizing information converted to U.S. dollars) and Tripos Inc. (together, the "Modeling Software Companies"); (ii) Arqule Inc., CombiChem Inc. (utilizing a stock price which reflected the middle of CombiChem's proposed IPO filing range, which IPO has subsequently been indefinitely postponed, and latest twelve months financial information), Pharmacopeia and Trega Biosciences Inc. (together, the "Combinatorial Chemistry Companies") and (iii) Axys Pharmaceuticals Inc. (utilizing pro forma information for the merger of Arris Pharmaceutical Corp. ("Arris") and Sequana Therapeutics Inc. ("Sequana") and assuming 14.7 million shares of Arris issued for Sequana), Cadus Pharmaceutical Corporation, Microcide Pharmaceuticals Inc. and Onyx Pharmaceuticals Inc. (together the "Drug Discovery Companies" and together with the Modeling Software Companies and the Combinatorial Chemistry Companies, the "Selected Companies"). The Selected Companies were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to MSI and Pharmacopeia. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of MSI were calculated using an implied price of $8.73 per share of MSI Capital Stock, derived from the closing price of Pharmacopeia Common Stock on the Nasdaq National Market on February 3, 1998 multiplied by the Exchange Ratio. The multiples and ratios for MSI were based on information provided by MSI's management and the multiples for each of the Selected Companies were based on the most recent publicly available information and the most recent earnings estimates available from Institutional Brokers Estimates System ("IBES"). This analysis indicated, among other things, that the price/earnings ("P/E") ratios using estimated 1997 earnings for (i) the Modeling Software Companies ranged from a low of 13.0x to a high of 37.1x (with a mean of 26.1x and a median of 27.2x), compared to 22.1x for MSI; (ii) the Combinatorial Chemistry Companies were not meaningful (due to a lack of earnings); and (iii) the Drug Discovery Companies were not meaningful (due to a lack of earnings). The P/E ratios using estimated 1998 earnings for (i) the Modeling Software Companies ranged from a low of 9.3x to a high of 25.5x (with a mean of 15.1x and a median of 12.8x), compared to 16.2x for MSI; (ii) the Combinatorial Chemistry Companies were not meaningful (due to a lack of earnings); and
  (iii) the Drug Discovery Companies were not meaningful (due to a lack of earnings). The P/E ratios using estimated 1999 earnings for (i) the Modeling Software Companies ranged from a low of 7.5x to a high of 20.1x (with a mean of 12.4x and a median of 9.7x), compared to 11.6x for MSI;
  (ii) the Combinatorial Chemistry Companies were not meaningful (due to a lack of earnings); and (iii) the Drug Discovery Companies were not meaningful (due to a lack of earnings).

    With respect to the Selected Companies, Goldman Sachs also considered levered equity market capitalization as a multiple of latest quarter data ("LQD") annualized revenues. Goldman Sachs' analysis indicated that multiples of annualized LQD revenues for (i) the Modeling Software Companies ranged from a low of 0.9x to a high of 15.2x (with a mean of 5.4x and a median of 2.7x); (ii) the Combinatorial Chemistry Companies ranged from a low of 7.2x to a high of 24.3x (with a mean of 14.0x and a median of 12.2x); and (iii) the Drug Discovery Companies ranged from a low of 5.3x to a high of 9.0x (with a mean of 6.7x and a median of 6.3x); as compared to 2.0x for MSI.

    (ii) Net Present Value of Future Market Value Analysis. Goldman Sachs performed a net present value of future market value analysis using projections provided by MSI's management. Goldman Sachs calculated MSI's net present values of future market value in the year 2000 based on MSI's estimated year 2001 net income as set forth in the projections provided by MSI's management (which was derived from estimated year 2000 net income and an assumed 20% growth rate) with multiples ranging from 14.0x to

  18.0x and discounting these value to present value using discount rates ranging from 20.0% to 35.0%. Such analyses indicated implied values of MSI that ranged from $97 million to $178 million.

    (iii) Discounted Cash Flow Analysis of MSI. Goldman Sachs performed a discounted cash flow analysis using the projections provided by MSI's management. Goldman Sachs calculated a net present value of free cash flows for the years 1998 through 2001 using discount rates ranging from 20% to 25% and calculated terminal values in 2001 using estimated 2001 unlevered net income and multiples ranging from 16.0x to 20.0x less net debt as set forth in the projections provided by MSI's management. Such analysis indicated implied equity values of MSI ranging from $148 million to $200 million. Goldman Sachs also performed a sensitivity analysis to the discounted cash flow analysis based on discussions with MSI management and reflecting inherent growth rates (with no acquisitions) and steady margin improvement. Using similar methodology as set forth above, Goldman Sachs calculated implied equity values of MSI in the sensitivity case that ranged from $119 million to $158 million.

    (iv) Discounted Cash Flow Analysis of Pharmacopeia. Goldman Sachs performed a discounted cash flow analysis using the Forecasts. Goldman Sachs calculated a net present value of after-tax earnings before interest of Pharmacopeia for estimated years 1998-2015 using discount rates ranging from 20% to 30%. Goldman Sachs also calculated terminal values for Pharmacopeia using the Forecasts, which included estimated year 2015 net income and multiples ranging from 15.0x to 30.0x and discount rates ranging from 20% to 30%. Such analysis indicated implied per share values for Pharmacopeia that ranged from $16.42 to $68.97.

    (v) Contribution Analysis. Goldman Sachs reviewed certain historical and estimated future operating and financial information (including, among other things, revenues, EBIT, net income, book value) for MSI, Pharmacopeia and the combined entity resulting from the Merger (without taking into account any potential synergies as a result of, and any transaction costs related to, the Merger) based on the Forecasts and the projections provided by MSI's management. For estimated years 2001 through 2002 with respect to MSI, Goldman Sachs used 20% growth rates over the preceding years, and with respect to Pharmacopeia, Goldman Sachs used the estimates set forth in an equity research report prepared by BT Alex. Brown dated December 2, 1997. Goldman Sachs analyzed the relative income statement contributions of MSI and Pharmacopeia to the combined entity on a pro forma basis before taking into account any of the possible benefits that may be realized or possible expenses resulting from the Merger. This analysis indicated that MSI would contribute in estimated years 1997, 1998, 1999, 2000, 2001 and 2002 (a) 69.8%, 68.3%, 66.0%, 67.0%, 69.4% and 69.8%, respectively, to combined revenues, (b) 100.0%, 100.0%, 100.0%, 89.2%, 61.3% and 54.3%, respectively, to combined EBIT and (c) 100.0%, 100.0%, 98.1%, 72.5%, 46.3% and 42.8%,
  respectively, to combined net income.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to MSI or Pharmacopeia or the contemplated transaction. The analyses were prepared for purposes of Goldman Sachs' providing its opinion to the MSI Board of Directors as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of MSI Common Stock and MSI Class B Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. As described above, Goldman Sachs' opinion to the Board of Directors of MSI was one of many factors taken into consideration by the MSI Board of Directors in making its determination to approve the Merger and the Merger Agreement. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex 3 hereto.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. MSI selected Goldman Sachs as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. In addition, Goldman Sachs has provided certain investment banking services to Corning, the largest stockholder of MSI, from time to time, including having acted as its financial advisor in connection with its spinoff of Quest Diagnostics in January 1997 and acting as its financial advisor in connection with the pending divestiture of its consumer products business, and may provide investment banking services to Corning in the future.

  Pursuant to a letter agreement dated June 17, 1997 (the "Engagement Letter"), MSI engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of MSI. Pursuant to the terms of the Engagement Letter, MSI has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee equal to 1.25% of the first $150,000,000 in aggregate consideration, as defined in the Engagement Letter, and 3.00% of the aggregate consideration in excess of $150,000,000. Based on the closing price of Pharmacopeia Common Stock on May 5, 1998, the transaction fee would equal approximately $2,700,000. MSI has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws. Any reimbursement of such out-of-pocket expenses shall be credited against the aforementioned transaction fee.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the MSI Board of Directors, stockholders of MSI should be aware that certain members of management and the MSI Board of Directors may be deemed to have interests in the Merger that are in addition to the interests of Pharmacopeia and MSI stockholders generally.

  Officers and Directors of MSI. Certain members of MSI management may be deemed to have certain interests in the Merger. The MSI Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. Certain MSI officers are entitled to receive the benefits under employment agreements entered into between MSI and such officers. See "MSI MANAGEMENT." The existing employment agreements between MSI and each of Messrs. Savage, Zarrabian, Hiatt and Carney provide that the unvested stock options granted to such individuals to acquire 138,148, 75,216, 46,389, and 21,542 shares of MSI Common Stock, respectively (calculated as of January 31, 1998), become immediately exercisable if, at any time within a period commencing two months before and ending twelve months after the Effective Time, the employment of such individual is terminated or otherwise materially modified, as described in the employment agreements. In addition, pursuant to the existing employment agreements, each of such individuals may be entitled to severance payments in the event his target compensation is reduced by more than 10% of his 1996 target compensation. The Merger Agreement provides that at the Effective Time, Michael Savage, the President and Chief Executive of Officer of MSI, and one other director of MSI, will be appointed to the Pharmacopeia Board of Directors. It is currently anticipated that C. Peter W. Booth will be the additional MSI director appointed to the Pharmacopeia Board of Directors.

  Stock Options. Dr. Paul Bartlett, a director of Pharmacopeia, holds MSI Options to purchase 16,349 shares of MSI Common Stock. Dr. Bartlett, who was appointed to the Pharmacopeia Board of Directors on January 29, 1998, did not participate in the meeting of the Pharmacopeia Board of Directors on February 4, 1998, at which the Pharmacopeia Board of Directors approved the transactions contemplated by the Merger Agreement.

  Indemnification. The Merger Agreement provides for certain indemnification of directors and officers of MSI and Pharmacopeia. In addition, pursuant to the Merger Agreement, Pharmacopeia has agreed to maintain directors' and officers' liability insurance for the directors and officers of MSI and Pharmacopeia. See "THE MERGER AGREEMENT--Indemnification; Directors' and Officers' Insurance."

EXCHANGE OF STOCK CERTIFICATES

  As soon as practicable after the Effective Time, American Stock Transfer and Trust Company (the "Exchange Agent") shall mail to each holder of certificates formerly representing MSI Capital Stock a transmittal letter and instructions to be used in effecting the surrender of such certificates in exchange for (i) a certificate representing the number of shares of Pharmacopeia Common Stock that such holder has the right to receive pursuant to the Merger and (ii) cash for fractional shares of Pharmacopeia Common Stock to which such holder would otherwise be entitled. MSI STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR MSI STOCK CERTIFICATES FOR EXCHANGE UNTIL SUCH TRANSMITTAL LETTER AND INSTRUCTIONS ARE RECEIVED BY THEM. After the Effective Time and until surrendered as provided above, such certificates shall be deemed to represent only the right to receive certificates representing the number of shares of Pharmacopeia Common Stock into which the shares of MSI Capital Stock formerly represented by such MSI stock certificates were converted in the Merger and a cash payment in lieu of any fractional shares.

MANAGEMENT AFTER THE MERGER

  At the Effective Time, Michael J. Savage, the President and Chief Executive Officer of MSI, and one other director of MSI, will be appointed to the Board of Directors of Pharmacopeia. It is currently anticipated that C. Peter W. Booth will be the additional MSI director appointed to the Pharmacopeia Board of Directors. It is currently expected that the executive officers of MSI will continue to serve after the Effective Time as the executive officers of the Surviving Corporation.

NASDAQ NATIONAL MARKET

  Prior to the Effective time, Pharmacopeia will file an application for the quotation on the Nasdaq National Market of the shares of Pharmacopeia Common Stock to be issued in connection with the Merger. The approval of such application is a condition to the consummation of the Merger. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger".

REGULATORY APPROVALS

  Pharmacopeia and MSI are not aware of any governmental or regulatory requirements relating to consummation of the Merger, other than compliance with the HSR Act. On March 16, 1998, Pharmacopeia and an affiliate of MSI received notices of the grant of early termination of the waiting period under the HSR Act.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

  The following unaudited pro forma combined condensed financial statements give effect to the Merger under the pooling of interests accounting basis. The pro forma combined condensed financial statements are derived from and should be read in conjunction with the respective historical financial statements and the notes thereto of Pharmacopeia and MSI, which are incorporated by reference herein (in the case of Pharmacopeia) or included in this Joint Proxy Statement/Prospectus (in the case of MSI). The pro forma combined condensed balance sheet combines Pharmacopeia's December 31, 1997 audited balance sheet with MSI's December 31, 1997 audited balance sheet as if the Merger occurred as of December 31, 1997. The pro forma combined condensed statements of operations combine Pharmacopeia's historical condensed statements of operations for the fiscal years ended December 31, 1995, 1996 and 1997 with the corresponding MSI historical condensed statements of operations for the fiscal years ended December 31, 1995, 1996 and 1997, respectively, and assume that the Merger was consummated on January 1, 1995. The unaudited pro forma combined financial statements presented herein are not necessarily indicative of the combined results of operations or the combined financial position that would have resulted had the Merger been consummated at the beginning of the applicable periods indicated, nor are they necessarily indicative of the results of operations in future periods or the future financial position of the combined entity.

           PHARMACOPEIA, INC. AND MOLECULAR SIMULATIONS INCORPORATED

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                       MERGER        PRO FORMA
                                                     PRO FORMA      PHARMACOPEIA
                            PHARMACOPEIA   MSI     ADJUSTMENTS(3)  AND MSI MERGER
                            ------------ --------  --------------  --------------
          ASSETS
Current assets:
  Cash and cash
   equivalents............    $  9,590   $ 15,019     $               $ 24,609
  Marketable securities...      60,166                                  60,166
  Trade receivables, net
   of allowance for doubt-
   ful accounts of $466...                 19,424                       19,424
  Deferred tax asset......                  2,100      (2,100)(4)
  Prepaid expenses and
   other current assets...       1,890      2,781                        4,671
                              --------   --------     -------         --------
    Total current assets..      71,646     39,324      (2,100)         108,870
                              --------   --------     -------         --------
Non-current investments in
 marketable securities....      12,865                                  12,865
Property and equipment,
 net......................      10,874      2,267                       13,141
Software development
 costs, net of accumulated
 amortization of $5,813...                  3,437                        3,437
Investment in joint
 venture..................                  1,013                        1,013
Other assets..............         302        423                          725
                              --------   --------     -------         --------
                              $ 95,687   $ 46,464     $(2,100)        $140,051
                              ========   ========     =======         ========
     LIABILITIES AND
    STOCKHOLDERS EQUITY
Current liabilities:
  Accounts payable........    $  1,756   $  2,476                     $  4,232
  Accrued liabilities.....       2,726     15,568                       18,294
  Notes payable, current
   portion................         690        700                        1,390
  Deferred revenue,
   current portion........      16,091     13,254                       29,345
                              --------   --------     -------         --------
    Total current
     liabilities..........      21,263     31,998                       53,261
                              --------   --------     -------         --------
Notes payable, long-term
 portion..................         712        700                        1,412
Other long-term
 liabilities..............                    440                          440
Deferred revenue, long
 term.....................       3,275      1,067                        4,342
Commitments
Stockholders equity:
  Preferred stock.........                     22         (22)(1)
  Common stock............           1         11         (11)(1)            1
  Additional paid in
   capital................     104,909     39,498          33 (1)      144,440
  Accumulated deficit.....     (34,473)   (26,084)     (2,100)(4)      (62,657)
  Cumulative translation
   adjustment.............                 (1,188)                      (1,188)
                              --------   --------     -------         --------
    Total stockholders
     equity...............      70,437     12,259      (2,100)          80,596
                              --------   --------     -------         --------
                              $ 95,687   $ 46,464     $(2,100)        $140,051
                              ========   ========     =======         ========

   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                               PHARMACOPEIA, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  PRO FORMA
                                                                 PHARMACOPEIA
                                          HISTORICAL  HISTORICAL   AND MSI
                                         PHARMACOPEIA    MSI        MERGER
                                         ------------ ---------- ------------
Revenue:
  Contract.............................    $ 5,151     $           $  5,151
  Software license, service and
   hardware............................                  30,120      30,120
                                           -------     --------    --------
      Total revenue....................      5,151       30,120      35,271
Operating Expenses:
  Research and development
    Collaborative......................      5,563                    5,563
    Proprietary........................      5,468        7,603      13,071
  Software licenses and hardware.......                   6,609       6,609
  Sales, general and administrative....      3,781       15,386      19,167
  Acquisition related charges..........                  12,161      12,161
                                           -------     --------    --------
      Total operating expenses.........     14,812       41,759      56,571
                                           -------     --------    --------
Operating loss.........................     (9,661)     (11,639)    (21,300)
Interest and other income, net.........        705          319       1,024
                                           -------     --------    --------
Loss before provision for income
 taxes.................................     (8,956)     (11,320)    (20,276)
Provision for income taxes.............                     560         560
                                           -------     --------    --------
Net loss...............................    $(8,956)    $(11,880)   $(20,836)
                                           =======     ========    ========
Basic net loss per share...............    $ (2.77)    $  (2.28)   $  (3.48)(2)
                                           =======     ========    ========
Weighted average number of common stock
 outstanding--basic....................      3,231        5,206       5,986


   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                               PHARMACOPEIA, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     PRO FORMA
                                                        MERGER      PHARMACOPEIA
                             HISTORICAL  HISTORICAL   PRO FORMA       AND MSI
                            PHARMACOPEIA    MSI     ADJUSTMENTS(3)     MERGER
                            ------------ ---------- --------------  ------------
Revenue:
  Contract................    $ 14,799    $            $              $14,799
  Software license,
   service and hardware...                 47,261                      47,261
                              --------    -------      -------        -------
      Total revenue.......      14,799     47,261                      62,060
Operating expenses:
  Research and development
    Collaborative.........      13,129                                 13,129
    Proprietary...........       8,111     12,834                      20,945
  Software license and
   hardware...............                  7,759                       7,759
  Sales, general and
   administrative.........       5,617     22,968                      28,585
                              --------    -------      -------        -------
      Total operating
       expenses...........      26,857     43,561                      70,418
                              --------    -------      -------        -------
Operating income (loss)...     (12,058)     3,700                      (8,358)
Interest and other income,
 net......................       3,675        368                       4,043
                              --------    -------      -------        -------
Income (loss) before
 provision for income
 taxes....................      (8,383)     4,068                      (4,315)
Provision for income
 taxes....................                  1,471        1,600 (4)      3,071
                              --------    -------      -------        -------
Net income (loss).........    $ (8,383)   $ 2,597      $(1,600)       $(7,386)
                              ========    =======      =======        =======
Basic net income (loss)
 per share................    $   (.77)   $   .27                     $  (.47)(2)
Diluted net income (loss)
 per share................    $   (.77)   $   .17                     $  (.47)(2)
Weighted average number of
 common stock,
 outstanding--basic.......      10,834      9,531                      15,878
Weighted average number of
 common stock, and common
 stock equivalents
 outstanding--diluted.....      10,834     15,160                      15,878


   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                               PHARMACOPEIA, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA
                                                        MERGER     PHARMACOPEIA
                             HISTORICAL  HISTORICAL   PRO FORMA      AND MSI
                            PHARMACOPEIA    MSI     ADJUSTMENTS(3)    MERGER
                            ------------ ---------- -------------- ------------
Revenue:
  Contract revenue........    $ 24,523    $             $            $24,523
  Software license,
   service and hardware...                 56,674                     56,674
                              --------    -------       -----        -------
      Total revenue.......      24,523     56,674                     81,197
Operating expenses:
  Research and development
    Collaborative.........      16,931                                16,931
    Proprietary...........      12,588     12,663                     25,251
  Software license and
   hardware...............                 10,232                     10,232
  Sales, general and
   administrative.........       5,848     25,959                     31,807
                              --------    -------       -----        -------
      Total operating
       expenses...........      35,367     48,854                     84,221
                              --------    -------       -----        -------
Operating income (loss)...     (10,844)     7,820                     (3,024)
Interest and other income,
 net......................       4,166        126                      4,292
                              --------    -------       -----        -------
Income (loss) before
 provision for income
 taxes....................      (6,678)     7,946                      1,268
Provision for income
 taxes....................                  2,496         500 (4)      2,996
                              --------    -------       -----        -------
Net income (loss).........    $ (6,678)   $ 5,450       $(500)       $(1,728)
                              ========    =======       =====        =======
Basic net income (loss)
 per share................    $   (.58)   $   .56                    $  (.10)(2)
Diluted net income per
 share....................    $   (.58)   $   .35                    $  (.10)(2)
Weighted average number of
 common stock
 outstanding--basic.......      11,454      9,709                     16,592
Weighted average number of
 common stock, and common
 stock equivalents
 outstanding--diluted.....      11,454     15,567                     16,592


   See Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED

                        CONDENSED FINANCIAL STATEMENTS

(1) The Merger will be accounted for as a pooling of interests, and accordingly, the related pro forma adjustments herein reflect, where applicable, an Exchange Ratio of 0.5292 of a share of Pharmacopeia Common Stock for each outstanding share of MSI Common Stock, each outstanding share of MSI Class B Common Stock and each outstanding share of MSI Preferred Stock. The Exchange Ratio is subject to possible adjustment under certain circumstances.

  As a result, information was adjusted for the Merger by the (i) addition of 7,017,583 shares of Pharmacopeia Common Stock, (ii) elimination of 9,791,633 shares of MSI Common Stock, elimination of 1,246,882 shares of MSI Class B Common Stock, and elimination of 2,222,223 shares of MSI Preferred Stock, and (iii) recording of approximately $33,000 as an increase to additional paid in capital at December 31, 1997.

(2) Pro forma loss per share data has been computed based on the combined historical net loss applicable to common stockholders of Pharmacopeia using the historical weighted average shares outstanding of Pharmacopeia Common Stock and the weighted average outstanding shares of MSI, adjusted to equivalent shares of Pharmacopeia Common Stock.

(3) The unaudited pro forma combined condensed financial statements do not include any material expenses related to the Merger, which are currently estimated to be $5,100,000 and are expected to be incurred in the first half of 1998.

(4) Reflects the reversal of a reduction to a valuation allowance for deferred tax assets during 1996 and 1997 of $1,600,000 and $500,000, respectively, which would not be expected to be realized given the combined tax position of the merged entity.

                             THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a copy of which is attached to this Joint Proxy
Statement/Prospectus as Annex 1 and incorporated herein by reference. Capitalized terms which are not otherwise defined in this summary have the meanings set forth in the Merger Agreement. The following description of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement.

EFFECTIVE TIME

  If the Merger is approved by the requisite vote of MSI stockholders and the issuance of Pharmacopeia Common Stock is approved by the requisite vote of Pharmacopeia's stockholders, the Merger will become effective upon the satisfaction of various conditions and upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

CONVERSION OF SHARES OF MSI CAPITAL STOCK PURSUANT TO THE MERGER; TREATMENT OF OPTIONS

  At the Effective Time, (i) Merger Subsidiary shall be merged with and into MSI and the separate existence of Merger Subsidiary shall cease and MSI shall continue as the Surviving Corporation, (ii) each share of common stock of Merger Subsidiary then outstanding shall be converted into one share of common stock of the Surviving Corporation, and (iii) each share of MSI Capital Stock issued and outstanding immediately prior to the Effective Time (other than shares of MSI Capital Stock then held by MSI or any subsidiary of MSI, or held in MSI's treasury, or then held by Pharmacopeia, Merger Subsidiary or any other subsidiary of Pharmacopeia) shall be converted into the right to receive shares of Pharmacopeia Common Stock based on the Exchange Ratio; provided, however, that the Exchange Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other like change in respect of MSI Capital Stock or Pharmacopeia Common Stock occurring after the date of the Merger Agreement and prior to the Effective Time.

  At the Effective Time, all rights with respect to MSI Common Stock in connection with MSI Options then outstanding shall be converted into and become rights with respect to Pharmacopeia Common Stock, and each such option shall be assumed by Pharmacopeia and continue to have, and be subject to, the same terms and conditions, including any restriction on the exercise of any such option, except that (i) each such option assumed by Pharmacopeia may be exercisable solely for shares of Pharmacopeia Common Stock; (ii) the number of shares of Pharmacopeia Common Stock subject to each such option shall be equal to the number of shares of MSI Common Stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole share; and (iii) the exercise price per share under each such option shall equal the exercise price immediately prior to the Effective Time divided by the Exchange Ratio and rounding up to the nearest hundredth of a cent. After the Effective Time, Pharmacopeia will deliver to each holder of such outstanding options a notice describing the assumption of such option by Pharmacopeia and Pharmacopeia will file with the Commission a Registration Statement on Form S-8 relating to the shares of Pharmacopeia Common Stock issuable with respect to the assumed MSI Options.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the parties thereto. The Merger Agreement includes representations and warranties by MSI, as to, among other things, (i) its corporate organization, standing and power; (ii) its capitalization; (iii) the accuracy of MSI's financial statements and the absence of undisclosed liabilities; (iv) the absence of certain changes with respect to its business or financial condition since the date of certain financial statements delivered to Pharmacopeia; (v) the validity of MSI's title to, and certain other matters relating to, the assets purported to be owned by MSI that are material to its business; (vi) intellectual property matters; (vii) material contracts and agreements and the absence of any material breaches or violations thereof; (viii) compliance with legal requirements and the maintenance of necessary governmental authorizations to conduct its business; (ix) tax matters; (x) employee benefit plans; (xi) compliance with environmental laws; (xii) insurance matters; (xiii) transactions with certain parties related to MSI;
(xiv) the absence of pending or threatened litigation; (xv) MSI's corporate power and authority to enter into, and the enforceability against MSI of, the Merger Agreement, (xvi) the approval of the Merger Agreement by the MSI Board of Directors and such Board of Director's recommendation that the MSI stockholders approve the Merger Agreement; (xvii) the vote of MSI stockholders necessary to adopt and approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement; (xviii) the Merger Agreement's non-contravention of laws, agreements and governmental permits;
(xix) the fees of financial advisors employed by MSI; and (xx) employee-related information and agreements.

  The Merger Agreement also includes representations and warranties by Pharmacopeia and Merger Subsidiary as to, among other things, (i) their corporate organization, standing and power; (ii) Pharmacopeia's capitalization; (iii) the accuracy of Pharmacopeia's financial statements and information contained in certain filings of Pharmacopeia with the Commission and the absence of undisclosed liabilities; (iv) the absence of certain changes with respect to Pharmacopeia's business or financial condition since the date of certain financial statements delivered to MSI; (v) intellectual property matters; (vi) material contracts and agreements and the absence of any material breaches or violations thereof; (vii) compliance with legal requirements and the maintenance of necessary governmental authorizations to conduct Pharmacopeia's business; (viii) employee benefit plans; (ix) compliance with environmental laws; (x) insurance matters; (xi) the absence of pending or threatened litigation; (xii) the corporate power and due authorization for, and enforceability of, the Merger Agreement, with respect to Pharmacopeia and Merger Subsidiary; (xiii) the approval of the Merger Agreement by the Pharmacopeia Board of Directors and such Board of Director's recommendation that the Pharmacopeia stockholders approve the issuance of Pharmacopeia Common Stock in connection therewith; (xiv) the vote of Pharmacopeia stockholders necessary to approve the issuance of Pharmacopeia Common Stock in connection with the Merger Agreement; (xv) the Merger Agreement's non-contravention of laws, agreements and governmental permits;
(xvi) the fees of financial advisors employed by Pharmacopeia or Merger Subsidiary; and (xvii) the valid issuance of Pharmacopeia Common Stock pursuant to the Merger.

CONDUCT OF BUSINESS PENDING THE MERGER

  Conduct of MSI's Business Prior to the Effective Time. Pursuant to the Merger Agreement, MSI has agreed that, prior to the Effective Time, it shall
(i) provide Pharmacopeia with reasonable access to its officers, directors, employees, agents, personnel and assets and to all existing books, records and other relevant documents and information; (ii) use reasonable efforts to conduct its business in the ordinary course and in material compliance with legal requirements and contractual requirements; and (iii) use reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to maintain its relations and goodwill with all individuals and entities with which it has a business relationship.

  In addition, MSI has agreed that, prior to the Effective Time, it shall not do any of the following without the written consent of Pharmacopeia: (i) declare or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase or redeem any shares of capital stock or other securities; (ii) sell, issue or grant (A) any capital stock, (B) any options, warrants or any right to acquire shares of its capital stock, or (C) any instrument convertible into or exchangeable for any capital stock or other security (excluding specified transactions involving certain shares and options); (iii) amend its certificate of incorporation or bylaws or become a party to any merger, consolidation, recapitalization or similar transaction;
(iv) enter into any Acquired Corporation Contract outside the ordinary course of business, or amend or prematurely terminate any Acquired Corporation Contract outside the ordinary course of business; (v) lend money to any person (except for certain specified loans to employees), incur or guarantee any indebtedness (except for routine borrowings in the ordinary course of business) or guarantee any obligations of a third party; (vi) establish, adopt or amend any employee benefit plan, pay any bonus or similar payment (except pursuant to existing contracts or plans) to, or increase by more than 6% the compensation payable to, employees, officers or directors; (vii) change its accounting methods or practices; (viii) make any material tax election; (ix) settle any legal proceeding involving payments in excess of $50,000 or involving any material asset; (x) hire any employee or consultant where the total annual compensation would reasonably be expected to exceed $125,000; (xi) acquire any equity interest in, or substantial portion of the assets of, another entity, or acquire any asset outside the ordinary course of business; (xii) sell, lease or encumber any of its assets outside the ordinary course of business; (xiii) make any capital contribution to, or investment in, a third party; (xiv) approve or propose any stockholder rights plan that would affect the consummation of the transactions contemplated by the Merger Agreement; (xv) take any action to cause certain insurance policies to be cancelled or terminated; (xvi) acquire or agree to acquire by merger, consolidation, or asset or equity purchase any business, entity, or division thereof; (xvii) terminate or amend any employment agreement with an executive officer or terminate the employment of any executive officer (excluding terminations for cause); or (xviii) agree or commit to do any of the foregoing.

  Conduct of Pharmacopeia's Business Prior to the Effective Time. Pursuant to the Merger Agreement, Pharmacopeia has agreed that, prior to the Effective Time, it shall (i) provide MSI with reasonable access to its officers, directors, employees, agents, personnel and assets and to all existing books, records and other relevant documents and information; (ii) consult with MSI in advance of the sale, issuance or grant of shares of Pharmacopeia Common Stock (excluding certain stock options) that, when aggregated with other issuances since the date of the Merger Agreement, exceed 1,000,000 shares of Pharmacopeia Common Stock; (iii) use reasonable efforts to conduct its business in the ordinary course and in material compliance with legal requirements and contractual requirements; and (iv) use reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and employees and to maintain its relations and goodwill with all individuals and entities with which it has a business relationship.

  In addition, Pharmacopeia has agreed that, prior to the Effective Time, it shall not do any of the following without the written consent of MSI: (i) declare or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase or redeem any shares of capital stock or other securities; (ii) sell, issue or grant shares of Pharmacopeia Common Stock or securities or rights exercisable for or convertible into shares of Pharmacopeia Common Stock, (excluding certain stock options) that, when aggregated with all issuances since the date of the Merger Agreement, exceed 2,500,000 shares of Pharmacopeia Common Stock; (iii) materially amend its certificate of incorporation or bylaws; (iv) change its accounting methods or practices; (v) expend more than $15,000,000 in a single transaction or more than an aggregate of $25,000,000 in a series of transactions, in connection with any capital contribution to, investment in or acquisition of all or a portion of the equity or assets of any entity; (vi) approve or propose any stockholder rights plan that would affect the consummation of the transactions contemplated by the Merger Agreement; or (vii) agree or commit to do any of the foregoing.

  No Solicitation of Takeover Proposals. Pursuant to the Merger Agreement, MSI has agreed that it shall not, nor shall any of its officers, directors, employees, agents or representatives, directly or indirectly (i) solicit, initiate or encourage the making, submission or announcement of any Company Acquisition Proposal (which generally is defined to include any proposal for a transaction or series of transactions contemplating any merger, consolidation, tender offer, exchange offer or similar transaction involving MSI in which any person would acquire more than 50% of the outstanding securities of any class of voting securities of MSI or in which MSI would issue more than 50% of the outstanding securities of any class of its voting securities, or contemplating the sale, lease, license or transfer of more than 50% of MSI's assets); (ii) furnish any nonpublic information in connection with a Company Acquisition Proposal; (iii) negotiate or engage in discussions with respect to a Company Acquisition Proposal; (iv) approve or recommend any Company Acquisition Proposal; or (v) enter into a letter of intent or other contract relating to a Company Acquisition Proposal; provided, however, that MSI may (i) prior to the vote of MSI's stockholders to approve the Merger Agreement, engage in discussions or negotiation with and supply information to a third party who, without any involvement of MSI or its officers, employees, directors, agents or representatives after the date of the Merger Agreement, directly or indirectly, seeks to initiate negotiations or discussions if and to the extent that (A) the third party has presented a Company Acquisition Proposal that is financially superior to the terms of the Merger and has demonstrated that financing for such Company Acquisition Proposal is reasonably likely to be obtained and (B) MSI's Board of Directors has concluded in good faith that failing to take such action would result in a substantial likelihood of liability for breach of fiduciary duties and (C) prior to entering into such discussions or negotiations, or furnishing such information, MSI promptly notifies Pharmacopeia of its intent to do so and MSI obtains an executed confidentiality agreement from the third party on terms not more favorable to such person as those contained in the confidentiality agreement entered into by Pharmacopeia with respect to confidential information supplied by MSI to Pharmacopeia and (ii) accept a Company Acquisition Proposal from a third party, provided that MSI first terminates the Merger Agreement. Unless otherwise restricted by agreements entered into prior to the date of the Merger Agreement, MSI must notify Pharmacopeia of any inquiries, offers or proposals relating to a Company Acquisition Proposal received after the date of the Merger Agreement, including the terms thereof, within 24 hours of receipt thereof and must keep Pharmacopeia informed of the status and additional details of any such inquiries, offers or proposals. In addition, as of the date of the Merger Agreement, MSI agreed to cease and terminate any then existing negotiations or discussions concerning a Company Acquisition Proposal.

  Pursuant to the Merger Agreement, Pharmacopeia has agreed that it shall not, nor shall any of its officers, directors, employees, agents or representatives, directly or indirectly (i) solicit, initiate or encourage the making, submission or announcement of any Parent Acquisition Proposal (which generally is defined to include any proposal for a transaction or series of transactions contemplating any merger, consolidation, tender offer, exchange offer or similar transaction involving Pharmacopeia in which any person would acquire more than 50% of the outstanding securities of any class of voting securities of Pharmacopeia or in which Pharmacopeia would issue more than 50% of the outstanding securities of any class of its voting securities, or contemplating the sale, lease, license or transfer of more than 50% of Pharmacopeia's assets); (ii) furnish any nonpublic information in connection with a Parent Acquisition Proposal; (iii) negotiate or engage in discussions with respect to a Parent Acquisition Proposal; (iv) approve or recommend any Parent Acquisition Proposal; or (v) enter into a letter of intent or other contract relating to a Parent Acquisition Proposal; provided, however, that Pharmacopeia may take such actions if (A) Pharmacopeia's Board of Directors has concluded in good faith that failing to take such action would result in a substantial likelihood of liability for breach of fiduciary duties and (B) prior to entering into such discussions or negotiations, or furnishing such information, Pharmacopeia promptly notifies MSI of its intent to do so and Pharmacopeia obtains an executed confidentiality agreement from the third party on terms not more favorable to such person as those contained in the confidentiality agreement entered into by MSI with respect to confidential information supplied by Pharmacopeia to MSI. Unless otherwise restricted by agreements entered into prior to the date of the Merger Agreement, Pharmacopeia must notify MSI of any inquiries, offers or proposals relating to a Parent Acquisition Proposal received after the date of the Merger Agreement, including the terms thereof, within 24 hours of receipt thereof and must keep MSI informed of the status and additional details of any such inquiries, offers or proposals. In addition, as of the date of the Merger Agreement, Pharmacopeia agreed to cease and terminate any then existing negotiations or discussions concerning a Parent Acquisition Proposal.

  Mutual Covenants. Pursuant to the Merger Agreement, MSI and Pharmacopeia have agreed to (i) use all reasonable efforts to cause the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part to be declared effective as promptly as practicable after its filing; (ii) cause the Joint Proxy Statement/Prospectus to be mailed to Pharmacopeia's stockholders, in the case of Pharmacopeia, and to MSI's stockholders, in the case of MSI;
(iii) notify the other party of any comments received from the Commission or of any request for any amendment or supplement to this Joint Proxy Statement/Prospectus or the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part or for any other information; (iv) promptly inform the other party of any information that should be disclosed in an amendment or supplement to this Joint Proxy Statement/Prospectus or the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part and to cooperate with the other in filing such amendment or supplement with the Commission; (v) take all action necessary to call and hold their respective stockholder meetings to consider and vote upon, in the case of MSI, the Merger Proposal and, in the case of Pharmacopeia, the Issuance Proposal, and that the Board of Directors of each company shall, subject to its fiduciary duties, recommend that its stockholders approve the applicable; (vi) coordinate the timing of their respective stockholder meetings and use their best efforts to hold such meetings on the same day and within forty-five (45) days after the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part is declared effective; (vii) use all reasonable efforts to file all notices, reports and documentation required by law to be filed with respect to the Merger and any other transaction contemplated by the Merger Agreement; (viii) to respond as promptly as practicable to inquiries and requests from the Federal Trade Commission or the Department of Justice for additional documentation or from any state attorney general or other governmental body in connection with antitrust or related matters; (ix) to provide prompt notice to the other party of any material legal proceeding with respect to the Merger or any other transaction contemplated by the Merger Agreement and to keep the other party informed of the status of such legal proceeding; (x) not to take any action that would adversely affect the ability of Pharmacopeia to account for the Merger as a pooling of interests and to use commercially reasonable efforts to ensure that none of their respective affiliates takes any action that could adversely affect Pharmacopeia's ability to do so; (xi) use all commercially reasonable efforts to cause the Merger to qualify as a tax free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended; (xii) make all filings and give all notices that may be required in connection with the Merger and other transactions contemplated by the Merger Agreement and use reasonable efforts to obtain any and all consents required to be obtained in connection with the Merger or other transactions contemplated by the Merger Agreement; (xiii) not issue, or permit the issuance of, any press release or publicly disseminate any material relating to the Merger or other transactions relating to the Merger Agreement unless (A) the other party has approved such press release or material or (B) the issuance of such press release or the dissemination of such material is required or advisable under applicable law; and (xiv) deliver to counsel appropriate tax representation letters.

  Other Covenants. Pursuant to the Merger Agreement, Pharmacopeia has agreed to (i) use reasonable efforts to obtain all necessary regulatory approvals under state securities laws; (ii) waive any pre-existing condition limitation contained in Pharmacopeia's employee benefit plans under which an employee of the Surviving Corporation would be otherwise eligible to receive benefits;
(iii) use reasonable efforts to cause the shares of Pharmacopeia Common Stock to be issued pursuant to the Merger to be approved for quotation on the Nasdaq National Market; and (iv) use reasonable efforts to cause each of its affiliates to deliver an affiliate letter relating to pooling of interests requirements. MSI has agreed to (i) use reasonable efforts to cause each of its affiliates to deliver an affiliate agreement relating to pooling of interests and certain securities law requirements; (ii) use reasonable efforts to deliver prior to the Effective Time the resignation of each director of MSI; (iii) deliver to Pharmacopeia and the Internal Revenue Service certain materials required by United States Treasury Regulations.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE

  From the Effective Time and for the six years thereafter, (i) Pharmacopeia shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the rights of present and former directors, officers and employees of MSI and Pharmacopeia to be indemnified and held harmless as set forth in the certificate of incorporation, bylaws and indemnity agreements of Pharmacopeia and MSI in effect as of the date of the Merger Agreement, with respect to acts and omissions occurring prior to the Effective Time, and (ii) Pharmacopeia shall, and shall cause the Surviving Corporation to, indemnify the directors and officers of Pharmacopeia and the Surviving Corporation to the fullest extent permitted by their respective certificates of incorporation and by-laws and by applicable law.

  For six years after the Effective Time, Pharmacopeia shall cause to be maintained the current policies of the directors' and officers' liability insurance maintained by Pharmacopeia and MSI for persons covered as of the date of the Merger Agreement by directors' and officers' liability insurance policies with respect to actions and omissions occurring prior to the Effective Time; provided, that policies with third party insurers of similar or better A.M. Best rating of at least the same coverage containing terms and conditions that are not less advantageous to the insured may be substituted therefor. In no event, however, shall Pharmacopeia be required to maintain such insurance coverage for a yearly amount exceeding 150% of the annual premiums as of the date of the Merger Agreement; provided that if the annual premiums for such coverage exceed such amount, Pharmacopeia shall obtain policies with the best coverage available for a cost not exceeding such amount.

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

CONDITIONS TO CONSUMMATION OF THE MERGER

  General. The respective obligations of MSI, Pharmacopeia and Merger Subsidiary to effect the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

    (i) the Registration Statement of which this Joint Proxy
  Statement/Prospectus forms a part shall have become effective in accordance with the Securities Act of 1933, as amended, and no stop order shall have been issued by the Commission with respect thereto;

    (ii) the Merger Proposal and the Issuance Proposal shall have been approved;

    (iii) the shares of Pharmacopeia Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq National Market;

    (iv) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and

    (v) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued and remain in effect; nor shall there have been any law, regulation or order enacted or deemed applicable to the Merger which makes the consummation of the Merger illegal; and all material authorizations, consents, orders or approvals of, or material filings with, any governmental body shall have been obtained or made.

  MSI's Conditions. The obligations of MSI to effect the Merger are subject to the satisfaction prior to or at the Closing of the following conditions:

    (i) the material accuracy when made and as of the Closing of the representations and warranties of Pharmacopeia and Merger Subsidiary;

    (ii) Pharmacopeia and Merger Subsidiary shall have complied with or performed all of the covenants required by the Merger Agreement to be performed at or prior to the Closing, in each case in all material respects;

    (iii) MSI shall have received (i) the affiliate letters executed by affiliates of Pharmacopeia, (ii) a letter from Ernst & Young LLP regarding its concurrence with Pharmacopeia management's conclusion as to the appropriateness of pooling of interests accounting treatment for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the terms of the Merger Agreement, and a letter from Arthur Andersen LLP regarding its concurrence with MSI management's conclusion that MSI could be a combining entity in a transaction accounted for as a pooling of interests in accordance with GAAP and (iii) legal opinions of Cooley Godward LLP and Dechert Price & Rhoads; and

    (iv) there shall have been no material adverse change with respect to Pharmacopeia.

  Pharmacopeia's Conditions. The obligations of Pharmacopeia and Merger Subsidiary to effect the Merger are subject to the satisfaction prior to or at the Closing of the following conditions:

    (i) the material accuracy when made and as of the Closing of the representations and warranties of MSI;

    (ii) MSI shall have complied with or performed all of the covenants required by the Merger Agreement to be performed at or prior to the date of Closing, in each case in all material respects;

    (iii) Pharmacopeia shall have received (i) the affiliate agreements executed by affiliates of MSI, (ii) certain tax materials executed by MSI,
  (iii) a letter from Ernst & Young LLP regarding its concurrence with Pharmacopeia management's conclusion as to the appropriateness of pooling of interests accounting treatment for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the terms of the Merger Agreement, and a letter from Arthur Andersen LLP regarding its concurrence with MSI management's conclusion that MSI could be a combining entity in a transaction accounted for as a pooling of interests in accordance with GAAP and (iv) legal opinions of Cooley Godward LLP and Dechert Price & Rhoads; and

    (iv) there shall have been no material adverse change with respect to MSI.

TERMINATION; TERMINATION FEES AND EXPENSES

  The Merger Agreement may be terminated prior to the Effective Time:

    (i) by mutual consent of the Boards of Directors of MSI and Pharmacopeia;

    (ii) by either MSI or Pharmacopeia, if the Merger shall not have been consummated by July 1, 1998 (unless the failure to consummate is attributable to a failure on the part of the party seeking to terminate to perform a material obligation required to be performed by such party at or prior to the Effective Time);

    (iii) by either MSI or Pharmacopeia if a court of competent jurisdiction or other governmental body shall have issued a final nonappealable order or ruling or shall have taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger;

    (iv) by either MSI or Pharmacopeia if the Merger Proposal shall not have been approved at the MSI Special Meeting; provided, however, that a party may not terminate the Merger Agreement if the failure to obtain such approval is attributable to the failure of such party to perform a material obligation required to be performed by it under the Merger Agreement; provided, further, that if the Merger Agreement is terminated for this reason, then MSI must pay Pharmacopeia $1,750,000;

    (v) by either MSI or Pharmacopeia if the Issuance Proposal shall not have been approved at the Pharmacopeia Annual Meeting; provided, however, that a party may not terminate the Merger Agreement if the failure to obtain such approval is attributable to the failure of such party to perform a material obligation required to be performed by it under the Merger Agreement; provided, further, that if the Merger Agreement is terminated for this reason, then Pharmacopeia must pay MSI $1,750,000;

    (vi) by either MSI or Pharmacopeia if MSI or any committee of its Board of Directors (A) shall withdraw or modify in an adverse manner its approval of the Merger Agreement or the transactions contemplated thereunder, (B) shall approve or recommend any merger or acquisition of MSI or of a material portion of its assets, or any tender offer for shares of MSI Capital Stock (other than by Pharmacopeia or any of its affiliates) or (C) shall resolve to take any of the foregoing actions; provided, that if the Merger Agreement is terminated for this reason, then MSI must pay Pharmacopeia $3,000,000;

    (vii) by either MSI or Pharmacopeia if Pharmacopeia or any committee of its Board of Directors (A) shall withdraw or modify in an adverse manner its approval of the Merger Agreement or the transactions contemplated thereunder, (B) shall approve or recommend any merger or acquisition of Pharmacopeia or a material portion of its assets, or any tender offer for Pharmacopeia Common Stock or (C) shall resolve to take any of the foregoing actions; provided, that if the Merger Agreement is terminated for this reason, Pharmacopeia must pay MSI $3,000,000;

    (viii) by either Pharmacopeia or MSI, after a breach of any representation, warranty or covenant of the other party, provided, that if such breach is curable by the breaching party through reasonable efforts within forty-five (45) days of such breach, the non-breaching party may not terminate the Merger Agreement during such period so long as the breaching party continues to exercise reasonable efforts to cure, and the non-breaching party shall not terminate the Merger Agreement if such breach has been cured in all material respects or if it shall have willfully and materially breached the Merger Agreement; provided, that if the Merger Agreement is terminated for this reason, then the breaching party must pay the non-breaching party 120% of the non-breaching party's out-of-pocket legal and accounting costs and expenses.

AMENDMENT OF THE MERGER AGREEMENT

  The Merger Agreement may be amended in writing with the approval of the Boards of Directors of MSI and Pharmacopeia at any time before or after approval of the Merger Proposal; provided, however, that after

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such approval, no amendment shall be made which requires further approval of
MSI's stockholders without such stockholder approval.

EXPENSES AND FEES

  All fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated under the Merger Agreement will be paid by the party incurring such expenses; provided, however, that MSI and Pharmacopeia have each agreed to pay 50% of the filing fees paid pursuant to the HSR Act and in connection with the filing of the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part.

                               APPRAISAL RIGHTS

  If the merger is consummated, stockholders of MSI who make the demand described below with respect to their shares, who continuously are the record holders of such shares through the Effective Time, who otherwise comply with the statutory requirements of Section 262 of the DGCL (a copy of which Section is attached as Annex 4 to this Joint Proxy Statement/Prospectus) and who neither vote in favor of the Merger Agreement nor consent thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of their shares of MSI Capital Stock. Except as set forth herein, stockholders of MSI will not be entitled to appraisal rights in connection with the Merger. Holders of Pharmacopeia Common Stock do not have rights of appraisal under Section 262 in connection with the Merger because Pharmacopeia is not a constituent corporation in the merger.

  A holder of shares of MSI Capital Stock wishing to exercise dissenters' rights of appraisal must, before the taking of the vote on the Merger at the MSI Special Meeting, deliver to MSI a written demand for appraisal of such shares. A demand for appraisal will be sufficient if it reasonably informs MSI of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his or her shares. A proxy or vote against the Merger shall not constitute such a demand. A failure to vote against the Merger shall not constitute waiver of appraisal rights.

  Within 10 days after the Effective Time, the Surviving Corporation shall notify each stockholder of MSI who has satisfied the foregoing conditions and not voted in favor of the Merger of the date on which the Merger became effective. Within 120 days after the Effective Time, either the Surviving Corporation or any stockholder who has complied with the required conditions of Section 262 may file a petition in the Delaware Court, with a copy served on the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of the Surviving Corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the Surviving Corporation will file such a petition or that the Surviving Corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the Effective Time, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation, a statement setting forth the aggregate number of shares of MSI Common Stock and MSI Preferred Stock not voted in favor of the Merger and the number of shares of MSI Capital Stock with respect to which demands for appraisal have been received by MSI and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the written request therefor has been received by the Surviving Corporation or within 10 days after expiration of the period for the delivery of demands for appraisal, whichever is later.

  If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings;

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

and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of MSI Capital Stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." However, the court noted that, in determining fair value under Section 262, "the speculative elements of value that may arise from the "accomplishment' or "expectation' of the merger are excluded."

  Holders of shares of MSI Capital Stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Pharmacopeia, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

  From and after the Effective Time, no stockholder who has demanded appraisal rights in compliance with the requirements of Section 262 of the DGCL will be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions that were payable to record holders prior to the Effective Time).

  At any time within 60 days after the Effective Time, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time, stockholders' rights to appraisal will cease, and all holders of shares of MSI Capital Stock will be entitled to receive the consideration offered pursuant to the Merger Agreement. Inasmuch as the Surviving Corporation has no obligation to file such a petition, and the Surviving Corporation has no present intention to do so, any holder of shares of MSI Capital Stock who desires such a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just.

  The foregoing is only a summary of Section 262, and is qualified in its entirety by reference to the provisions thereof, the full text of which is set forth as Annex 4 to this Joint Proxy Statement/Prospectus. Each stockholder of MSI is urged to read carefully the full text of Section 262.

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

                      ACCOUNTING TREATMENT OF THE MERGER

  The Merger is intended to qualify as a pooling of interests for accounting purposes. Under this method of accounting, the recorded assets and liabilities of Pharmacopeia and MSI will be carried forward to the consolidated financial statements of Pharmacopeia at their recorded amounts; income (loss) of Pharmacopeia will include income (loss) of Pharmacopeia and MSI for the entire fiscal year in which the Merger occurs; and the reported income of the separate corporations for prior periods will be combined and restated as income (loss) of Pharmacopeia. It is a condition to the consummation of the Merger that Ernst & Young LLP deliver a letter regarding its concurrence with Pharmacopeia management's conclusion as to the appropriateness of pooling of interests accounting treatment for the Merger under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with the terms of the Merger Agreement, and that Arthur Andersen LLP deliver a letter regarding its concurrence with MSI management's conclusion that MSI could be a combining entity in a transaction accounted for as a pooling of interests in accordance with GAAP. Although the receipt of these letters is a condition to the consummation of the Merger that may be waived by Pharmacopeia and MSI, it is not currently expected that such condition would be waived if not satisfied. However, if such condition was waived, the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part would be amended and proxies would be resolicited. Representatives of Ernst & Young LLP and Arthur Andersen LLP are expected to be present at their respective Stockholder Meetings and to be available to respond to questions, and will have an opportunity to make a statement if they desire to do so. See "THE MERGER AGREEMENT--Conditions to Consummation of the Merger" and "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                      FEDERAL SECURITIES LAW CONSEQUENCES

  All shares of Pharmacopeia Common Stock received by MSI stockholders in the Merger will be freely transferable, except that shares of Pharmacopeia Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of MSI prior to or at the Effective Time may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of MSI generally include individuals or entities that control, are controlled by, or are under common control with, MSI and may include certain officers and directors of such party as well as principal stockholders of MSI. This Joint Proxy Statement/Prospectus does not cover any resales of Pharmacopeia Common Stock received by persons who may be deemed to be affiliates of MSI. MSI's affiliates have entered into agreements pursuant to which they have agreed to comply with the applicable requirements of Rule 145.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based on the opinions of Dechert Price & Rhoads, counsel for Pharmacopeia, and Cooley Godward LLP, counsel for MSI, and summarizes the material federal income tax consequences of the Merger to Pharmacopeia, MSI and holders of MSI Capital Stock. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular holder of MSI Capital Stock in light of such holder's specific circumstances or to certain types of holders of MSI Capital Stock subject to special treatment under the federal income tax laws (for example, foreign persons, brokers/dealers in securities, banks and other financial institutions, insurance companies, holders subject to the alternative minimum tax provisions of the Code, tax-exempt organizations, holders who acquired MSI Capital Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan and persons holding their shares as a hedge or as part of a hedging, straddle, conversion or other risk reduction transaction). This summary does not discuss any aspect of state, local, foreign or other tax laws, or the tax consequences of transactions effective prior to or after the Merger (whether or not such transactions are in connection with the Merger).

  This summary is based upon the Code, applicable Treasury regulations thereunder, judicial authority and administrative rulings and practice as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this summary. THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL

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

POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. HOLDERS OF MSI CAPITAL STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

THE MERGER

  It is the opinion of Dechert Price & Rhoads and Cooley Godward LLP, that, if consummated as described herein, the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code and will result in the tax consequences set forth below. The opinions of Dechert Price & Rhoads and Cooley Godward LLP are expressly based upon the accuracy of certain assumptions and the truth and accuracy of certain representations made to such counsel by Pharmacopeia, MSI and certain holders of MSI Capital Stock, including representations in certain tax representation letters delivered or to be delivered by the date of the closing of the Merger to counsel by MSI, Pharmacopeia and Merger Subsidiary. It is a condition to the consummation of the Merger that Pharmacopeia and MSI receive the foregoing opinions as of the Closing Date confirming such tax treatment. Although the receipt of these opinions is a condition to the consummation of the Merger that may be waived by Pharmacopeia and MSI, it is not currently expected that such condition would be waived if not satisfied. However, if such condition was waived, the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part would be amended and proxies would be resolicited. As a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code, the Merger will result in the following general federal income tax consequences:

    1. Pharmacopeia, MSI and Merger Subsidiary will not recognize any gain or loss as a result of the Merger.

    2. No gain or loss will be recognized by holders of MSI Capital Stock who exchange their MSI Capital Stock for Pharmacopeia Common Stock, except with respect to any cash received by MSI stockholders in lieu of fractional shares of Pharmacopeia Common Stock.

    3. A holder of MSI Capital Stock who receives cash in lieu of a fractional share of Pharmacopeia Common Stock generally will be treated as if the fractional share had been distributed to such holder as part of the Merger (with an appropriate amount of tax basis in the holder's MSI Capital Stock allocated to such fractional share) and then redeemed by Pharmacopeia in exchange for the cash distributed in lieu of the fractional share in a transaction governed by Section 302 of the Code. The holder will recognize either ordinary income or loss, or capital gain or loss, as a result and should consult its tax advisors to determine the particular tax consequences in its case.

    4. Each holder's aggregate tax basis in the Pharmacopeia Common Stock received in the Merger will equal his or her aggregate tax basis in the MSI Capital Stock exchanged therefor, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received.

    5. Provided that the MSI Capital Stock is held as a capital asset at the Effective Time, the holding period of Pharmacopeia Common Stock received in the Merger in exchange therefor will include the holding period of such MSI Capital Stock.

    6. There will be no federal income tax consequences to holders of Pharmacopeia Common Stock as a result of the Merger.

FEDERAL INCOME TAX CONSEQUENCES TO DISSENTERS

  The payment of cash to a holder of MSI Capital Stock who exercises dissenters' rights under the DGCL with respect to such shares will result in a taxable transaction to such holder. Such payment will be treated as a distribution in redemption of MSI Capital Stock with respect to which dissenters' rights were exercised and perfected, the consequences of which will be determined in accordance with Section 302 of the Code.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  The following is a summary of certain material differences between the rights of holders of MSI Common Stock, MSI Class B Common Stock and MSI Preferred Stock on the one hand and Pharmacopeia Common Stock

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

on the other. Because each of MSI and Pharmacopeia is organized under the laws of Delaware, these differences arise from various provisions of the Restated Certificate of Incorporation (the "MSI Certificate") and the By-laws (the "MSI By-laws") of MSI, and the Pharmacopeia Certificate and the By-laws (the "Pharmacopeia By-laws") of Pharmacopeia. The following discussion is meant only to summarize certain of such differences and does not purport to be complete. Copies of the Pharmacopeia Certificate and the Pharmacopeia By-laws may be obtained from Pharmacopeia. See "AVAILABLE INFORMATION."

VOTING

  Except as otherwise required by law, the holders of shares of MSI Class B Common Stock are not entitled to vote in any meeting of stockholders. The holders of shares of MSI Common Stock and Pharmacopeia Common Stock are entitled to one vote for each share held. Except as otherwise set forth in the MSI Certificate or under applicable law, the holders of shares of MSI Preferred Stock are entitled to vote together with all other classes and series of stock of MSI as a single class on all actions to be taken by the stockholders of MSI, and each share of MSI Preferred Stock entitles the holder to such number of votes per share as shall equal the number of whole shares of MSI Common Stock into which each share is convertible.

DIRECTORS

  The MSI By-laws provide that the MSI Board of Directors shall consist of between two and ten members, with the actual number to be determined by the Board of Directors. The Pharmacopeia Certificate provides that the number of directors shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the Pharmacopeia Board of Directors or the stockholders. The Pharmacopeia By-laws provide that the number of directors shall be fixed from time to time by resolution of the Pharmacopeia Board of Directors. The Pharmacopeia Certificate also provides for three classes of directors, with each director serving for a term ending on the third annual meeting of stockholders following the annual meeting at which the director was elected. The MSI Certificate does not divide the MSI Board of Directors into separate classes. Both the Pharmacopeia By-laws and the MSI By-laws provide that no reduction of the number of directors shall have the effect of removing a director before his or her term expires.

  Both the Pharmacopeia By-laws and the MSI By-laws provide that a director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of Pharmacopeia, if less than the entire Pharmacopeia Board of Directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire Pharmacopeia Board of Directors. The Pharmacopeia By-laws and the MSI By-laws provide that vacancies in the Board of Directors may be filled by the vote of a majority of the remaining members of the Board of Directors or by a sole remaining director, and that vacancies resulting from resignations may be filled by the vote of a majority of the directors then in office (including the resigning director).

LIABILITY OF OFFICERS AND DIRECTORS; INDEMNIFICATION

  Both the MSI Certificate and the Pharmacopeia Certificate provide that the directors of the respective companies are not liable to the respective corporations or their stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted under the DGCL.

  The Pharmacopeia Certificate provides that Pharmacopeia shall indemnify its officers and directors in each and every situation permitted under the DGCL. In addition, the Pharmacopeia Certificate provides that Pharmacopeia may, in the sole discretion of its Board of Directors, indemnify any other person who may be indemnified under Section 145 of the DGCL to the extent the Pharmacopeia Board of Directors deems advisable. The Pharmacopeia By-laws and MSI By-laws each provide that the respective company shall indemnify its directors, officers, employees and agents, subject to certain exceptions regarding such persons' standard of conduct.

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

SPECIAL MEETINGS

  Under the DGCL, special meetings of stockholders may be called by the Board of Directors or such persons authorized by the corporation's certificate of incorporation or by-laws. The MSI By-laws provide that the MSI Board of Directors, the President or persons holding at least 20% of the voting power of the outstanding stock entitled to vote at such meeting can call a special meeting of stockholders. The Pharmacopeia By-laws provide that a special meeting of the stockholders may be called by the Pharmacopeia Board of Directors, the Chairman of the Board, the President or persons holding shares entitled to cast at least 50% of the votes at such meeting.

PHARMACOPEIA PREFERRED STOCK

  The Pharmacopeia Certificate authorizes Pharmacopeia's Board of Directors to issue, without stockholder approval, 2,000,000 shares of Preferred Stock having such voting, conversion and other rights as determined by the Board of Directors. No such Preferred Stock is currently outstanding. Such an issuance of Preferred Stock could adversely affect the holders of Pharmacopeia Common Stock. See "RISK FACTORS--Risks Related to Pharmacopeia--Anti-Takeover Effect of Certain Charter and By-Law Provisions and Delaware Law." The MSI Certificate does not grant the MSI Board of Directors this authority.

VOTING BY BALLOT

  The MSI By-laws provide that all elections of directors shall be by written ballot, unless otherwise provided in the MSI Certificate. The MSI Certificate states that elections of directors need not be by written ballot, unless provided otherwise in the MSI By-laws. The Pharmacopeia Certificate states that the election of directors need not be by written ballot unless the By-laws so provide. The Pharmacopeia By-laws are silent on this matter.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BY-LAWS

  Under the DGCL, a certificate of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, unless a greater percentage is required by the certificate of incorporation. The Pharmacopeia Certificate states that it may be amended in the manner prescribed by statute. The MSI Certificate also provides that MSI reserves the right to amend or repeal any provision of the MSI Certificate in the manner prescribed by statute; however, except where the vote or written consent of the holders of a greater number of shares of MSI is required by law or the MSI Certificate, the MSI Certificate may not be amended to materially and adversely affect the rights of the holders of MSI Class B Common Stock or MSI Preferred Stock, without the approval of the holders of such shares voting as a separate class.

  Each of the MSI By-laws and the Pharmacopeia By-laws can be amended, altered or repealed by such companies' respective Boards of Directors or by the vote of the holders of a majority of the outstanding stock entitled to vote thereon.

DIVIDENDS; LIQUIDATION RIGHTS

  The MSI Certificate provides that dividends may be declared and paid on the MSI Common Stock as and when determined by the MSI Board of Directors and subject to any preferential dividend rights of any then outstanding MSI Preferred Stock, and that no dividends may be paid or declared on the MSI Class B Common Stock. The MSI Certificate further provides that the holders of MSI Preferred Stock are entitled to receive dividends at the same rate as dividends are paid with respect to the MSI Common Stock (treating each share of MSI Preferred Stock as equal to the number of shares of MSI Common Stock into which each share of MSI Preferred Stock is convertible). The Pharmacopeia Certificate provides that dividends may be declared and paid on the Common Stock only if dividends shall have been paid to or declared for the Preferred Stock, and that the holders of Common Stock and Preferred Stock shall be entitled to dividends when and if declared by the Board of Directors.

  In the event of liquidation or dissolution, the MSI Certificate provides that holders of MSI Common Stock and MSI Class B Common Stock will be entitled to receive all assets available for distribution (in equal amounts per share and without any preference) subject to any preferential rights of holders of MSI Preferred Stock. The MSI Certificate further provides that in the event of liquidation or dissolution, holders of MSI Preferred Stock are entitled to payment before any payment is made to the holders of MSI Common Stock or MSI Class B Common Stock, of an amount equal to the greater of $2.70 per share or the amount payable had each share of MSI Preferred Stock been converted into MSI Common Stock immediately prior to the liquidation or dissolution. The shares of Pharmacopeia Common Stock do not have any such preferential rights.

SPECIAL RIGHTS OF MSI PREFERRED STOCK AND MSI CLASS B COMMON STOCK

  In addition to the rights discussed above, the MSI Certificate grants certain rights to the holders of MSI Preferred Stock and MSI Class B Common Stock. Such shares are convertible under certain circumstances into shares of MSI Common Stock. In addition, except where the vote or written consent of the holders of a greater number of shares of MSI is required by law or the MSI Certificate, (i) the rights of the holders of MSI Preferred Stock or MSI Class B Common Stock may not be materially and adversely affected without obtaining the approval of the holders of a majority of such shares, voting as a separate class, and (ii) MSI may not authorize or issue any class of securities, or reclassify any class of securities, so as to create a class of securities having superior rights to the MSI Preferred Stock, without obtaining the approval of the holders of a majority of the MSI Preferred Stock, voting as a separate class. Holders of Pharmacopeia Common Stock are not entitled to any such conversion or special voting rights.

                      INFORMATION CONCERNING PHARMACOPEIA

  Since its inception in March 1993, Pharmacopeia has focused its research efforts in developing a novel, proprietary technology for accelerating the pace of drug discovery for its pharmaceutical and biotechnology customers. Pharmacopeia's Encoded Combinatorial Library on Polymeric Support ("ECLiPS(TM)") technology addresses a key challenge in the drug discovery process: generating and evaluating large numbers of diverse and readily identifiable small molecule compounds to find new, orally active drugs. ECLiPS enables Pharmacopeia to generate hundreds of thousands of small molecule compounds at a fraction of the cost of traditional chemical synthesis methods. Pharmacopeia focuses on drug discovery, and seeks customers to develop, manufacture, market and sell resulting drugs. To date, Pharmacopeia has signed contracts with several customers, including Schering Corporation and Shering-Plough Ltd., Berlex Laboratories, Inc., Novartis Corporation, Bayer Corporation, Daiichi Pharmaceutical Co., Ltd., N.V. Organon and Bristol-Myers Squibb Company.

  Pharmacopeia's technology supports its pharmaceutical and biotechnology customers in improving their drug discovery productivity. Pharmacopeia uses a patented "Direct Divide" approach to combinatorial chemistry to build collections, or libraries, of 10,000 to 500,000 or more small molecule compounds by performing only 50 to 200 individual chemical reactions. This "Direct Divide" approach yields a more controlled distribution of final compounds than does the "pool and split" method currently used by certain other companies in drug discovery and previously practiced at Pharmacopeia. Pharmacopeia's ECLiPS technology offers substantial productivity improvements as compared to the 10,000 to 500,000 or more reactions that would be required to prepare similarly sized chemical libraries by synthesizing each compound individually. The ECLiPS productivity advantage results from Pharmacopeia's synthesis of compounds on tiny plastic beads in large mixtures. After each solid phase synthesis step, proprietary tag sets are attached to the beads to indicate the chemical building block and reaction conditions used in that step. These stable, easily detectable tag sets enable Pharmacopeia to rapidly identify from the mixture any compound that is active in a biological screening assay. Pharmacopeia's tagging technology is licensed exclusively from Columbia University ("Columbia") and Cold Spring Harbor Laboratory ("Cold Spring").

  Pharmacopeia's objective is to be among the industry leaders in the discovery and optimization of novel drug candidates. Pharmacopeia's commercialization strategy is to pursue collaborations with pharmaceutical and biotechnology companies. Pursuant to collaborative agreements, Pharmacopeia licenses its libraries for screening by customers, forms drug discovery collaborations with its customers and plans to license internally-developed compounds. Pharmacopeia's technology strategy is to enhance productivity through cost reductions and increased throughput and to build Pharmacopeia's library collection and its knowledge base of the relationships between chemical structures and biological targets for use in future drug discovery programs.

                          INFORMATION CONCERNING MSI

  The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements which involve risks and uncertainties. MSI's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and in the sections entitled "RISK FACTORS" and "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

GENERAL

  MSI is a leading provider of molecular modeling and simulation software. MSI designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical, petrochemical and materials industries. Using MSI's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements. MSI's customers comprise leading commercial, governmental and academic organizations, including many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide.

  MSI has a comprehensive product suite consisting of over 100 application modules based on proprietary technologies that employ fundamental scientific principles, advanced computer visualization, molecular modeling techniques and computational chemistry. MSI's application products allow scientists to perform molecular level computations of chemical, biological and physical properties, to simulate, visualize and analyze chemical and biological systems, and to communicate the results to other scientists. MSI's products are based upon advanced software architectures that facilitate the development, integration and deployment of new software products. MSI also offers open access to its core software development environment, within which customers and third-party licensees can develop, integrate and distribute their own software applications for computational chemistry, biology and materials research. MSI markets its products and services worldwide, principally through its direct sales force based in the United States and Europe and through its distribution network in the Asia/Pacific region.

  MSI has assembled its proprietary product suite through internal development, licensing of technologies from third parties and acquisitions of other companies. In August 1995, MSI acquired Biosym, a leading provider of molecular modeling and simulation software and a wholly owned subsidiary of Corning. The acquisition of Biosym allowed MSI to achieve several important strategic objectives, including the addition of key technologies and personnel; the addition of complementary products; a significant expansion of MSI's customer base; penetration into new markets; improved cost efficiencies; and broader research and development, marketing and sales capabilities.

  MSI plans to continue enhancing its product and service offerings for simulation specialists, who are the principal users of MSI's products. In addition, MSI plans to broaden significantly its user base to include the much larger population of experimentalists--laboratory scientists and engineers that engage in experimental activities. MSI has packaged its core simulation technologies into solutions-oriented applications known as computational instruments. These products are easier to use than traditional simulation products and perform specific functions analogous to typical laboratory procedures. Recently, MSI has developed its WebLab family of products, which are computational instruments accessible over corporate intranets. These instruments create a

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"virtual laboratory" of computational instruments and other products for use on desktop computers by a broad range of scientists to perform computational chemistry, biology and materials experiments.

INDUSTRY BACKGROUND

  For companies in the pharmaceutical, chemical and materials industries, innovation in the discovery and development of new products and the rapid, cost-effective commercialization of these products is crucial to success. To keep pace with scientific advancement, companies in these industries invest considerable resources in technologies designed to help discover, develop and commercialize new products and processes. The pace of technical progress has resulted in the increased use of computation to simulate processes, predict the outcome of product designs and decrease the time to market.

  Many factors that affect a product's performance, including activity, bioavailability, toxicity, shelf life and environmental impact, are governed by fundamental, atomic level properties such as molecular shape, structure and reactivity. Molecular simulation was developed to predict these molecular properties and help researchers discover new products, sharpen the focus of experimental activities and improve ultimate product performance. Beginning in the late 1970's, major pharmaceutical and chemical companies began to use molecular simulation in their research and development activities.

  Increased academic and commercial investment in the 1980's improved the utility of these new simulation technologies. As researchers began to migrate from mainframe and minicomputer-based systems to high performance UNIX workstations, companies emerged to provide commercial quality molecular visualization and computational chemistry software products.

THE MSI SOLUTION

  MSI offers a broad suite of software products and services designed to enable MSI customers to shorten product lead times, reduce research and development costs, improve product and process performance, collect and compute otherwise inaccessible information, and communicate more effectively both inside and outside an organization. MSI's products and services incorporate the following attributes:

  . Validated Core Technology. MSI's core technology consists of a number of fundamental, scientifically proven methods for conducting predictive computer modeling of chemical, biological and materials phenomena at the atomic and molecular scale. This core technology is validated by over a decade of industrial use and by the publication of more than 400 presentations, papers and articles citing applications of this technology.

  . Broad Applicability. MSI's validated core technology enables MSI to offer a wide range of products and services to a variety of industries, including the pharmaceutical, biotechnology, chemical, petrochemical, electronics, food, paper, agrochemical, aerospace, plastics, paint and natural gas industries. MSI's products simulate and analyze both small molecules that may be candidates for new drugs and more complex molecular structures such as DNA or the polymers found in plastics and rubber. These products are used in research applications as diverse as drug discovery, protein design and structure determination, crystallization and formulation, polymer property prediction, catalysis and development of electronic materials.

  . Open Architecture. MSI's products are based upon an open architecture that allows customers, collaborators and third parties to develop software applications in the same development environment used internally by MSI. MSI's core molecular modeling functions are included in this open environment, which permits developers to focus on their particular scientific interests and increase the power and utility of their programs by integrating them with MSI's products.

  . Ease of Use. MSI develops software products that are integrated, modular, focused on specific research areas or techniques, and accessible by an intuitive graphical user interface ("GUI"). MSI's GUI enables experimentalists to use molecular simulation in a manner consistent with established analytical and laboratory techniques, in a user-friendly computational environment.

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

  . Increased Access. MSI is developing a Web-based product line that targets a broader group of users, including experimentalists and engineers. Web browsers and other software products are used increasingly by scientific researchers on desktop computers to search for, analyze and communicate scientific data, particularly within corporate intranets. MSI's Web-based products use familiar Web browser technology and are built upon MSI's open architecture and validated core technology.

STRATEGY

  MSI's objective is to strengthen its position as a leading provider of molecular simulation products and services worldwide by providing a set of productivity tools that are integral to the research and development activities of its customers. The key elements of MSI's strategy to achieve this objective include:

  . Expand User Base. MSI plans to increase its number of sales personnel in order to increase sales to its key accounts and pursue new customers within existing markets. In addition, MSI's products have been designed to expand use of its software to include not only a growing number of simulation specialists, but also the much larger group of experimentalists. MSI believes it can leverage its strong relationships with simulation specialists to help promote use of MSI products by other scientists working in the same organization as the specialists.

  . Leverage Core Technology and Maintain Technology Leadership. MSI believes its core technology has helped position MSI at the forefront of simulation technology providers. MSI intends to continue to make significant investments in research and development in order to improve the efficiency and predictive accuracy of its core technology and to maintain its technology leadership. Further, MSI's strategy for WebLab is to create a "virtual laboratory" that allows access to MSI's validated core technology from desktop computers operating within corporate intranets.

  . Become the Industry Standard. MSI has created a development product, the Cerius/2/ Software Developer's Kit ("Cerius/2/ SDK"), that allows customers and third-party licensees to use MSI's open architecture to create their own applications for internal use or for distribution. MSI is extending this development product to include the WebLab SDK for applications development within MSI's WebLab environment. The open architecture facilitates communication within and between companies and institutions that use MSI's products. MSI intends to continue to promote its development environment as the industry standard for use and development of molecular simulation and related applications.

  . Promote Strategic Technology Relationships. MSI strengthens its internal scientific and technical expertise through MSI's consortia and through joint development projects with leading academic, governmental and industrial researchers. MSI will continue to pursue strategic relationships with third parties in order to provide it with early access to new technologies, facilitate market acceptance of new products and reduce internal research and development investment.

TECHNOLOGY

  MSI's core technology delivers predictive models of chemical, biological and materials phenomena within MSI's open environment. This technology simulates interatomic and intermolecular interactions, and a wide range of corresponding properties, including molecular structure, activity, diversity, stability, morphology, solubility, adhesion, adsorption, diffusion, color, analytical spectra, and optical, electrical and mechanical properties. The benefits of MSI's technology have been validated by more than 400 published presentations, papers and articles citing MSI's technology.

 Methods

  There are four primary classes of molecular simulation methods, all of which are employed by MSI in its products:

    Quantum Methods. Quantum methods, the most fundamental of MSI's methods, compute interatomic interactions at the level of electrons and nuclei. These methods make the least number of assumptions about the nature of relevant interactions and require little or no parameterization. These methods are capable of simulating which combinations of elements are stable, how chemical reactions occur, and other electronic structural properties such as reactivity, color and magnetism. These methods are the most computationally demanding and are applied to small, carefully selected models.

    Molecular Methods. Molecular methods probe molecular conformations and the interactions between molecules based on simplified analytical expressions. These methods include automated procedures for probing how a drug molecule binds to an active site, what conformations a polymer chain may adopt, what similarities exist between a new amino acid sequence and protein sequences for which tertiary structures are known, and they also include tools used to determine structure based on X-ray diffraction or NMR data.

    Correlative Methods. Correlative methods identify interrelationships between structure and properties that can be used predictively. In many cases, macroscopic properties are known to be determined by molecular-level behavior, but the analytical details of these relationships are not known. The quantitative structure activity relationship methods ("QSAR") provide a framework in which to correlate molecular attributes and macroscopic properties. The framework can predict, to a reasonable degree of confidence, the properties of molecules that are comparable with a control set for which properties have been measured.

    Statistical Methods. Statistical methods are needed when many different configurations must be sampled or when macroscopic properties reflect an averaging over many different states. These include methods for modeling complex polymer structures, computing thermodynamic parameters and conducting statistical analyses of real and virtual molecular libraries.

  Open Architecture. MSI has pioneered an open molecular simulation software architecture, Cerius/2/, which includes an efficient data model; libraries of mathematical, chemical and graphical utilities; and a client/server data and communications management layer. Cerius/2/, a modular, object-oriented system, is written principally in C++ and uses industry-standard protocols such as MOTIF and TCP/IP. This modular architecture is designed to provide streamlined access to the various methods, allowing their use in discrete, combined and packaged ways. The Cerius/2/ application programming interfaces ("APIs") are used by MSI's internal developers to create products. The same APIs are made available through the Cerius/2/ SDK to customers and third-party licensees. Using the Cerius/2/ open architecture and its validated methods, MSI has created its computational instruments. In each of these computational instruments, a particular application of one or more methods is precalibrated, parameters and protocols are predefined and results are delivered in an easily interpretable fashion. These computational instruments are designed for and used by experimentalists, such as synthetic, analytical and formulation chemists.

  WebLab is a Web-enabling extension of the Cerius/2/ open architecture, and is the medium by which MSI can deliver desktop products for experimentalists. Accessed from a Web browser operating as a client, these products make use of both the Cerius/2/ architecture and MSI's methods running on a server machine. The server is a UNIX workstation accessed through a corporate intranet. The client browser application is created using industry-standard languages and protocols. The WebLab Viewer, a helper application, provides improved performance in the display and manipulation of molecular structures. Versions of the WebLab Viewer have been released for PCs running under Windows 95 and Windows NT.

  MSI's Cerius/2/ architecture, graphics and interface subsystems are supported on Silicon Graphics and IBM UNIX workstations. Certain of the methods are also supported on vector supercomputers and on shared and distributed memory parallel architectures. Existing and planned WebLab products will run on major platforms that support standard browser technology.

PRODUCTS AND SERVICES

  MSI provides an extensive suite of products used throughout the research and development cycle. MSI believes that offering a "single-shop," integrated molecular simulation solution is a significant benefit to its

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

customers. MSI's product family consists of over 100 application modules. The following table sets forth information with respect to representative examples of MSI's products and products under development.

                                                                         FIRST
 SOFTWARE                                                              COMMERCIAL
 PRODUCTS                         DESCRIPTION          INDUSTRIES(1)  RELEASE DATE
 --------                         -----------         --------------- ------------
                           INTEGRATION AND
                            MOLECULAR GRAPHICS
                            PRODUCTS
 QUANTA                    Graphical modeling         Pharmaceutical/       1986
                           system                      Biotechnology
 InsightII                 Graphical modeling               All             1988
                           system
 Cerius/2/ Visualizer      Graphical modeling               All             1994
                           system
 Cerius/2/ SDK             Open architecture and            All             1995
                           development environment
                           METHODS PRODUCTS
 Discover                  Molecular mechanics and          All             1984
                           dynamics simulations
 CHARMm                    Protein structure          Pharmaceutical/       1985
                           simulations                 Biotechnology
 QSAR                      Property predictions by          All             1989
                           correlative methods
 Dmol                      Density functional               All             1989
                           quantum methods for
                           molecules
 CASTEP                    Density functional           Chemicals/          1994
                           quantum methods for           Materials
                           solids
                           APPLICATION PACKAGES
 X-PLOR                    Protein structure          Pharmaceutical/       1987
                           determination package       Biotechnology
 Catalyst                  Analog-based drug          Pharmaceutical/       1990
                           discovery package           Biotechnology
 Felix                     NMR data plotting and      Pharmaceutical/       1990
                           analysis package           Biotechnology/
                                                         Chemicals
 Cerius/2//InsightII       Suite of more than 50            All        1994/1998
  application              modules for specific
  modules                  applications
                           WEBLAB PRODUCTS
 WebLab Viewer             Molecular display and            All             1996
                           integration with desktop
                           productivity tools
 WebLab Gene Explorer      Gene sequence data         Pharmaceutical/       1997
                           interpretation              Biotechnology
 WebLab Polymer Explorer   Design and selection of      Chemicals/          1997
                           polymers                      Materials
 WebLab MedChem Explorer   Analysis tools for         Pharmaceutical/       1997
                           medicinal chemistry         Biotechnology
 WebLab Diversity Explorer Combinatorial chemistry    Pharmaceutical/       1998
                           tools                       Biotechnology

--------
(1) "All" indicates the pharmaceutical, biotechnology, chemicals and materials industries.

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

  MSI's methods products are powerful, full-featured simulation engines used primarily by simulation specialists. MSI's application packages are targeted, solutions-oriented modules usually built upon MSI's methods. These application packages are also used by simulation specialists and, in the case of computational instruments, by experimentalists. The Cerius/2/ Visualizer has a flexible card-stack layout and is designed to be user-friendly for the experimentalist as well as the simulations specialist. MSI's WebLab products are simple-to-use, desktop products designed for specific research tasks of experimental chemists, biologists and engineers. MSI's methods products, applications packages, graphical modeling systems and WebLab Viewer are used throughout the pharmaceutical, biotechnology, chemical and materials industries.

  MSI's individual software modules are priced from $2,500 to $75,000 for an industrial customer on a UNIX workstation with a single processor. A typical commercial product installation for a new user in one application area costs approximately $50,000. Larger installations might include software modules for several different application areas and for multiple processors or workstations. MSI's WebLab products have individual user prices of less than $5,000; the WebLab ViewerLite is provided at no charge on a compact disc or may be downloaded from MSI's Web site.

 Research and Development

  MSI's products are used in a variety of research areas within a number of industries. The principal research and development areas in which MSI products are used include the following:

    Protein Design. The pharmaceutical, biotechnology, cosmetics and agrochemical industries use MSI's software to understand the relationship between protein structure and function and to analyze, modify and tailor proteins and peptides. MSI's protein modeling products integrate capabilities in structure generation, molecular simulation, protein database search and analysis, molecular visualization and presentation. Products used in protein design include Cerius/2/ and Insight II modules, QUANTA, Discover and CHARMm.

    Macromolecular Structure Determination. Protein structure determination is a prerequisite for a structure-based route to drug discovery in the pharmaceutical and biotechnology industries. MSI provides complete software systems that streamline the process of protein structure determination from X-ray and NMR data. These systems include products for data processing and reduction, rapid model building, structure refinement, model evaluation, analysis and graphical display. Products used in protein structure determination include X-PLOR, Insight II application modules, QUANTA, Discover, CHARMm and Felix.

    Rational Drug Design. MSI's rational drug design products are used in the pharmaceutical and biotechnology industries. These products allow the design and optimization of small, organic therapeutics, based on a protein active site model or on activity data for a set of compounds. Related techniques are used to design and assess combinatorial molecular libraries. Products used in drug design include Catalyst, Cerius/2/ and Insight II application modules, QSAR and Discover.

    Polymer Modeling. Polymer modeling products are used by researchers in the chemical, plastics, rubber, adhesives, petrochemical, aerospace and automotive industrial sectors. Polymer researchers seek to analyze and predict polymer properties and establish the link between these properties and the molecular-level structure of the material. MSI's polymer software products allow these researchers to construct and characterize models of polymers and predict key properties, such as blend compatibility, mechanical behavior, cohesion and adhesion to surfaces. MSI's polymer products include Cerius/2/ and Insight II application modules, QSAR and Discover.

    Crystallization. Crystallization phenomena are important to development and formulation departments in companies in the pharmaceutical, paint and pigment, petrochemical and chemical industrial sectors. MSI offers products to predict crystal structure, polymorphism and crystal shapes, and to design additives to control or inhibit crystal growth. MSI's crystallization products include Cerius/2/ and Insight II application modules, Discover, DMol, CASTEP and QSAR.

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

    Electronics Research. The trend toward microminiaturization of electronic devices has created a need for improved processes and materials. MSI's software products are used by semiconductor and electronics companies to understand surface chemistry, defects, thin oxide layers, magnetic properties and the performance of new packaging materials. These products include Cerius/2/ and Insight II application modules, Discover, DMol and CASTEP.

    Chemical Reactions. Understanding, controlling and improving chemical conversions is a key research and development objective of petrochemical, chemical and pharmaceutical companies. MSI offers a range of quantum methods products for simulating chemical reactivity, conversions and thermochemical data, including Cerius/2/ and Insight II application modules, DMol and CASTEP.

    Catalysis and Sorption. MSI's catalysis and sorption products are used by companies in the chemical, petrochemical, natural gas and plastics industries and by catalyst manufacturers to characterize catalysts and sorbent materials and to simulate thermodynamic and reactivity data. MSI's products are used to characterize and design metallocene catalysts, zeolites and other molecular sieves, and metal oxides. MSI's catalysis and sorption products include Cerius/2/ and Insight II application modules, Discover, DMol and CASTEP.

    Analytical Simulation. MSI's analytical products are used by companies in each of the markets served by MSI to display and interpret diffraction, electron microscopy, infra-red and other analytical data. MSI's analytical products include Cerius/2/ and Insight II application modules, and Felix.

 Other Products and Services

  Integration Products. The Cerius/2/ SDK offers customers and third-party licensees a standard simulation environment in which to develop and integrate their own applications. The Cerius/2/ SDK provides an external developer with access to the full set of Cerius/2/ APIs used by MSI's own internal development staff. With the Cerius/2/ SDK a developer can employ any of the functions, subsystems or methods embodied in or accessible through Cerius/2/ to integrate an external program or to create additional application functionality, with a corresponding Cerius/2/ GUI. MSI is extending Cerius/2/ SDK to include the WebLab SDK for applications development within MSI's WebLab environment.

  Databases. Databases are a close adjunct to MSI's software products. MSI resells a number of scientific databases for use with its product modules, including Derwent's World Drug Index, MDL Information Systems' Available Chemical Directory, and the Brookhaven Protein Databank.

  Accelerated Research Services. MSI offers consulting, contract research, custom development and systems integration services. MSI's accelerated research services allow its customers to benefit from MSI's facilities and the expertise of MSI's staff in outsourcing these types of specialist functions. In certain contract research projects, MSI may receive some future compensation in the form of a royalty payment on sales of products or processes that result from the project. MSI intends to continue to apply its technology and the expertise of its staff to design new products and processes, both internally and through collaborative activity, and to benefit from such projects when possible through future royalty payments.

  Computer Hardware. As a convenience to its customers, MSI acts as a value-added reseller of computer hardware in order to deliver a complete turn-key molecular simulation system. MSI purchases substantially all of its hardware for resale from Silicon Graphics, Inc. ("SGI"). MSI's agreement with SGI obligates MSI to meet an annual minimum purchase volume. Under the agreement, SGI provides installation, support and maintenance with respect to the computer hardware.

CUSTOMERS

  MSI's customer base consists of leading commercial, governmental and academic organizations. Except for TMSI, the joint venture formed by MSI with Teijin, no customer accounted for more than 10% of MSI's revenues during the fiscal year ended December 31, 1997.

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

  Industrial Customers. MSI industrial customers include many of the largest pharmaceutical, biotechnology, chemical, petroleum and semiconductor companies worldwide. In each of the past three fiscal years, a significant portion of MSI's total revenue has been derived from pharmaceutical, biotechnology and chemical companies.

  Set forth below is a representative list of current industrial customers of MSI based on the nature of MSI's customers and the products purchased by the identified customers:

     PHARMACEUTICALS     CHEMICALS AND PETROCHEMICALS         MATERIALS



Abbott Laboratories         AECI, Ltd.                Asahi Glass Co., Ltd.
Banyu Pharmaceuticals       Air Products and          Hitachi, Ltd.
 Co., Ltd.                   Chemicals Inc.           Kubota Corp.
Boehringer Ingelheim        AKZO Nobel N.V.           Matsushita Electric
 International GmbH         Amoco Corporation          Industrial Co., Ltd.
Bristol-Myers Squibb        Asahi Chemical Industry   Motorola, Inc.
 Company                     Co., Ltd.                PPG Industries, Inc.
Chisso Corporation          BASF AG                   Ricoh Co., Ltd.
Chugai Pharmaceutical       Bayer AG                  Sharp Electronics Corp.
 Co., Ltd.                  BHP Research              Texas Instruments Inc.
Chiyoda Corp.                Laboratories             Tokyo Electron Ltd.
Daiichi Pharmaceutical      Chevron Research and      Toray Industries, Inc.
 Co., Ltd.                   Technology Company
DuPont Merck                Courtaulds PLC                  BIOTECHNOLOGY
 Pharmaceuticals            Cytec Industries Inc.

Eli Lilly and Company       Dainippon Ink &           Agouron Pharmaceuticals,
GlaxoWellcome plc            Chemicals, Inc.           Inc.
Green Cross Corp.           Dow Chemical Company      Alanex Corporation
Hoechst Marion Roussel,     DSM Research              Amgen Inc.
 Inc.                       Eastman Kodak Company     Axys Pharmaceuticals,
Kaken Pharmaceutical        Engelhard Corporation      Inc.
 Co., Ltd.                  EniChem SpA               Astra Merck, Inc.
LG Biomedical               Eniricerche SpA           Berlex Biosciences
Merck & Co., Inc.           Exxon Chemical Co.        Biogen, Inc.
Monsanto                    E.I. du Pont de Nemours   Cape Cod Research
Nippon Roche KK              and Company              Genentech, Inc.
Novartis                    Hoechst AG                Genetics Institute, Inc.
Novo-Nordisk                ICI Katalco               Genome Therapeutics
Pfizer Inc.                 Intevep S.A.               Corp.
Pharmacia and Upjohn,       Kelco Corp.               Genzyme Corporation
 Inc.                       L'Air Liquide             H. Lundbeck A/S
R.W. Johnson                The Lubrizol Corporation  Incyte Pharmaceuticals,
 Pharmaceutical Research    Mitsubishi Chemical        Inc.
 Institute                   Industries, Ltd.         Isis Pharmaceuticals,
Roche Bioscience            Mitsui Toatsu Chemicals,   Inc.
Roussel Uclaf                Inc.                     Japan Tobacco Inc.
Santen Pharmaceutical       Mobil Corporation         Millenium
 Co., Ltd.                  Nissan Chemical            Pharmaceuticals, Inc.
Schering-Plough              Industries, Ltd.         Vertex Pharmaceuticals
 Corporation                Norsk Hydro A/S            Incorporated
SmithKline Beecham          The Proctor & Gamble      ZymoGenetics, Inc.
Taisho Pharmaceutical        Company
 Co., Ltd.                  Rhone-Poulenc Chimie
Wyeth-Ayerst Research       Saudi Aramco
Zeneca Limited              Smith & Nephew plc
                            Sumitomo Chemical Co.
                             Ltd.
                            Teijin Ltd.
                            Tonen Corp.
                            Total
                            Ube Industries, Ltd.
                            Unilever
                            Union Carbide
                             Corporation

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  Governmental Customers. Many major governmental institutions in the United
States, Canada, Europe and the Asia/Pacific region use MSI's products.

  Academic Customers. Many of the world's leading universities in the United States, Europe and the Asia/Pacific region use MSI's products. This use historically has been for purposes of academic research, but MSI believes its products increasingly may be used as a part of formal university teaching curricula.

STRATEGIC AND ACADEMIC ALLIANCES

  MSI has entered into a number of strategic alliances relating to product development, product distribution and joint marketing. MSI plans to continue to cultivate relationships with academic, governmental and commercial research organizations for purposes of identifying and licensing new technology for MSI to use in product development. In addition, MSI plans to maintain and expand its alliances focused on compatibility of MSI's products with databases and database management systems, other computational chemistry and molecular simulation products, and products in related markets such as laboratory instrumentation. MSI also intends to continue to enter into porting and joint marketing arrangements with hardware vendors on whose systems MSI's products operate.

CONSORTIA

  Since 1986, MSI has formed a number of consortia with outside parties, commonly for purposes of market expansion. MSI believes the formation and management of these consortia helps MSI focus on topical industrial needs and establishes the consortia members as an initial customer base for its products. MSI believes its consortia help MSI establish valuable working relationships with leaders in its target markets.

  These consortia bring together groups of industrial researchers, academic experts and MSI scientists that focus on developing, validating and applying simulation to the target industrial research area. Typically, MSI consortia participants provide funds and a liaison to MSI. Each consortium generally has a three-year term and has a defined set of objectives and milestones that are updated and re-prioritized annually by the consortium's members. Some of the consortia have been extended beyond their initial terms in order to continue the benefits of the collaborative activities.

  MSI has five active consortia in the following research areas: Potential Energy Functions, Polymers, Catalysis and Sorption, Combinatorial Chemistry and Pharmaceutical Development. Consortia agreements are generally one to three years in length and require the consortium participant to pay MSI an annual fee. In return, consortium members obtain rights to participate in meetings, vote on product development priorities and non-exclusive licenses to use software products developed as a result of the consortium activities.

SALES AND MARKETING

  MSI markets its products and services worldwide. In the United States and Europe, MSI has direct sales forces, consisting of field sales and telesales representatives. In Japan and other Asia/Pacific countries, MSI distributes its products and services through TMSI, which manages a network of subdistributors in this region. MSI and Teijin each own 50% of TMSI. As of December 31, 1997, MSI's sales organization consisted of 59 management, sales and administrative employees, excluding those employed by TMSI. MSI intends to increase the number of its sales personnel worldwide.

  North and South America; Europe. As of December 31, 1997, MSI employed 17 direct sales representatives and nine telesales representatives to market and sell MSI's products and services in North and South America. As of December 31, 1997, MSI employed 15 direct sales representatives and eight telesales representatives to market and sell MSI's products and services primarily in Europe. Certain of the telesales representatives focus exclusively on sales to academic researchers. The direct sales representatives and remaining telesales representatives work in teams selling to commercial and governmental accounts in assigned geographic territories and focus on either life science industries or material sciences industries. The direct sales representatives typically focus on larger accounts and account transactions greater than $50,000 and work closely with MSI's pre-sales support scientists in order to demonstrate MSI's products and their applicability to various research and development efforts. Five senior sales persons (two in the United States and three in Europe) focus on sales of MSI's full product and service offerings to a specified group of major accounts that have operations in sites throughout the world.

  Japan and the Asia/Pacific region. MSI has a distribution agreement with TMSI under which TMSI serves as the exclusive distributor of MSI's products and services in Japan, South Korea, Taiwan, Hong Kong, China, India, Singapore, Malaysia, Australia and New Zealand. TMSI has been MSI's exclusive distributor in Japan since April 1, 1992 and in the other Asia/Pacific countries since April 1, 1994. TMSI's Japanese office has six sales, marketing and administrative personnel who manage and support four subdistributors in Japan. TMSI also maintains an office in Korea with four sales, marketing and administrative personnel who manage and support subdistributors and conduct direct sales activities in the other Asian countries. TMSI's subdistributor agreements generally renew automatically each year but may be terminated if either party gives notice 90 days prior to expiration of the then current term.

  In support of its sales activities, MSI participates in industry trade shows, publishes its own magazine, places advertisements in other industry publications, publishes articles in industrial and scientific publications, conducts direct mail campaigns, sponsors industry conferences and seminars, and maintains a World Wide Web home page that contains information about MSI and its product and service offerings.

PRODUCT DEVELOPMENT

  MSI's development efforts are focused on expanding its simulation software product line, designing enhancements to MSI's core technology and integrating existing and new products into MSI's principal software architectures. MSI intends to offer regular updates to its products and to expand its existing product suite. A key component of MSI's product development activities is the extension of its core UNIX-based software architecture to accommodate access to MSI's products from Web browser technology operating on desktop computers.

  MSI licenses products or otherwise has acquired products from corporate, governmental and academic institutions including BASF AG, Bayer AG, Bristol-Myers Squibb, DuPont, the National Institutes of Health, California Institute of Technology, the University of Cambridge and Harvard University. These arrangements sometimes involve joint development efforts and frequently require the payment of royalties by MSI. The development and royalty obligations, scope of distribution rights, duration and other terms of these arrangements vary depending on the product, the market, resource requirements, the other parties with whom MSI contracts and other factors. MSI has also developed products with funding and direction from customers through MSI's consortia activities. See "--Consortia." MSI intends to continue to license or otherwise acquire technology or products from third parties in the future and to develop products as part of its consortia arrangements with customers.

CUSTOMER SERVICES AND SUPPORT

  MSI is committed to providing customers with superior support including telephone, electronic mail, fax and Internet-based technical support services; training; user group conferences; and targeted contract and consulting services involving application of MSI's technology and scientific expertise to particular research needs of customers. MSI believes that a high level of customer service, support and training is critical to the adoption and successful utilization of its products.

  Purchases of multi-year licenses to use MSI's software products include one year of maintenance services, consisting of technical support and software upgrades. Thereafter, MSI offers renewals of maintenance services on an annual basis for an annual fee. Annual licenses to use MSI's software products generally include all maintenance services. Most of MSI's customers contract for maintenance and support services. These give customers access to new releases, technical notes, documentation addenda and other support required to utilize MSI's products effectively, including access to MSI's technical and scientific support personnel during extended business hours. Through its distribution channels, MSI offers training conducted by staff knowledgeable in both the theory and application of molecular simulation. Technical newsletters and bulletins and advance notification about future software releases are sent to customers to keep them informed and to help them with resource allocation and scheduling. To maintain an ongoing understanding of customer requirements, MSI sponsors scientific symposia and user group meetings throughout the year.

COMPETITION

  The market for MSI's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. MSI's competitors offer a variety of products and services to address this market. MSI believes that the principal competitive factors in this market are product quality, flexibility, ease-of-use, scientific validation and performance, functionality and features, open architecture, quality of support and service, reputation and price. Competition currently comes from the following principal sources: other molecular simulation software packages and software for analysis of chemical and biological data; desktop software applications, including chemical drawing, molecular modeling and analytical data simulation applications; consulting and outsourcing services; other types of simulation software provided to engineers; and firms supplying databases, such as chemical or genomic information databases, database management systems and information technology. In addition, certain of MSI's licenses grant the right to sublicense MSI's software. As a result, MSI's customers and third-party licensees could develop specific simulation applications using the Cerius/2/ SDK and compete with MSI by distributing such programs to potential customers of MSI. Customers or licensees could also develop their own simulation technology and cease using MSI's products and services. Further, they may choose to sublicense such technology, in which case MSI may receive royalty payments.

  Certain of MSI's competitors and potential competitors have longer operating histories than MSI and have greater financial, technical, marketing and other resources. Further, many of MSI's competitors offer products and services directed at more specific markets than those targeted by MSI, enabling these competitors to focus a greater proportion of their efforts on such markets. Certain offerings that are competitive with MSI's products and services are developed and made available by governmental organizations and academic institutions, and these entities may be able to devote substantial resources to product development and also offer their products to users for little or no charge. There can be no assurance that MSI's current or potential competitors will not develop products, services or technologies that are comparable to, superior to, or render obsolete, the products, services and technologies offered by MSI. There can be no assurance that MSI's competitors will not adapt more quickly than MSI to technological advances and customer demands, thereby increasing such competitors' market share relative to that of MSI. Any material decrease in demand for MSI's technologies or services may have a material adverse effect on the business, financial condition and results of operations of MSI.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  MSI relies primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. MSI also has two United States patents. MSI believes that factors such as the technological and creative skills of its personnel, new product development, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technical leadership position. MSI seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Further, there can be no assurance that MSI's patents will offer any protection or that they will not be challenged, invalidated or circumvented. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to MSI's technology. Despite MSI's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of MSI's products or to obtain and use information that MSI regards as proprietary. In limited instances, MSI has licensed source codes of certain products to customers or collaborators. For these reasons, policing unauthorized use of MSI's products therefore may be difficult. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of the United States. There can be no assurance that MSI's means of protecting its proprietary rights in the United States or abroad will be adequate.

  There can be no assurance that third parties will not claim infringement by MSI of their intellectual property rights. From time to time MSI receives letters from third parties claiming or suggesting that its products may infringe patents or other intellectual property rights. In particular, MSI has received letters from Tripos, Inc. and Immunex Corporation stating that MSI's products may be relevant to patents held by them. MSI has investigated these matters and believes that they are immaterial to the operations of MSI. There can be no assurance, however, that MSI's products do not infringe upon the patent or other intellectual property rights of these or other third parties, that MSI will not be required to seek licenses for or otherwise acquire rights to technology as a result of claims of infringement or that these or other companies will not bring infringement suits against MSI. MSI expects in general that simulation software product developers will increasingly be subject to infringement claims as the number of products and competitors in MSI's industry segments grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require MSI to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to MSI, if at all. In the event of a successful claim of product infringement against MSI, the failure or inability of MSI to license or design around the infringed technology would have a material adverse effect on MSI's business, financial condition and results of operations.

MSI PROPERTY

  MSI's principal administrative, sales, support, marketing and product development facilities and the corporate headquarters are located in San Diego, California, where MSI has leased 51,635 square feet through April 2000. MSI's European headquarters, also with administrative, sales, support, marketing and product development functions, are located in Cambridge, England, where MSI has leased 6,545 square feet through July 26, 2008 and has subleased an additional 4,952 square feet in the same building through October 2006. MSI leases additional offices in the United States and Europe.

                   MSI SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected historical financial information of MSI is qualified in its entirety by the more detailed financial statements and notes thereto included elsewhere in this Joint Proxy Statement/Prospectus. The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 have been derived from such financial statements and notes thereto. The statement of operations data for the years ended December 31, 1993 and 1994, and the balance sheet data as of December 31, 1993, 1994 and 1995 have been derived from the Company's consolidated financial statements, which statements have been audited by Arthur Andersen LLP and are not included in this Joint Proxy Statement/Prospectus. This data should be read in conjunction with "MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the financial statements and notes thereto appearing elsewhere herein.

                                            YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                     1993    1994(1)  1995(1)    1996    1997
                                    -------  -------  --------  ------- -------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
Revenue:
  Software licenses................ $ 7,987  $ 7,920  $ 14,482  $19,739 $23,658
  Service and other................   5,609    6,110    11,165   21,344  25,450
  Hardware.........................   1,672    1,342     4,473    6,178   7,566
                                    -------  -------  --------  ------- -------
    Total revenue..................  15,268   15,372    30,120   47,261  56,674
Cost of revenue:
  Software licenses................     948    1,743     2,709    2,517   3,512
  Hardware.........................   1,361    1,145     3,900    5,242   6,720
                                    -------  -------  --------  ------- -------
    Total cost of revenue..........   2,309    2,888     6,609    7,759  10,232
                                    -------  -------  --------  ------- -------
    Gross profit...................  12,959   12,484    23,511   39,502  46,442
Operating expenses:
  Sales, marketing and customer
   support.........................   6,463    7,536    12,003   17,359  18,471
  Research and development.........   6,832    5,552     7,603   12,834  12,663
  General and administrative.......   2,197    2,095     3,383    5,609   7,488
  Acquisition-related charges(2)...                     12,161
                                    -------  -------  --------  ------- -------
    Total operating expenses.......  15,492   15,183    35,150   35,802  38,622
                                    -------  -------  --------  ------- -------
Operating income (loss)............  (2,533)  (2,699)  (11,639)   3,700   7,820
Interest and other income..........       5       33       319      368     126
                                    -------  -------  --------  ------- -------
Income (loss) before provision for
 income taxes......................  (2,528)  (2,666)  (11,320)   4,068   7,946
Provision for income taxes.........     253      262       560    1,471   2,496
                                    -------  -------  --------  ------- -------
Net income (loss).................. $(2,781) $(2,928) $(11,880) $ 2,597 $ 5,450
                                    =======  =======  ========  ======= =======
Basic net income (loss) per
 share(3).......................... $ (1.18) $ (1.12) $  (2.28) $  0.27 $  0.56
                                    =======  =======  ========  ======= =======
Diluted net income (loss) per
 share(3).......................... $ (1.18) $ (1.12) $  (2.28) $  0.17 $  0.35
                                    =======  =======  ========  ======= =======
Weighted average common stock
 outstanding--basic(3).............   2,350    2,605     5,206    9,531   9,709
Weighted average common stock and
 common stock equivalents
 outstanding--diluted(3)...........   2,350    2,605     5,206   15,160  15,567

                                              DECEMBER 31,
                              ------------------------------------------------
                                1993      1994      1995      1996      1997
                              --------  --------  --------  --------  --------
                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Cash and cash equivalents...  $  1,609  $  5,855  $ 10,371  $ 14,509  $ 15,019
Total assets................    11,080    14,916    34,152    41,265    46,464
Long-term liabilities, net
 of current portion.........     2,137     2,774     3,116     2,982     2,207
Accumulated deficit.........   (19,323)  (22,251)  (34,131)  (31,534)  (26,084)
Total stockholders' equity..     3,381     6,812     5,149     7,388    12,259

--------
(1) The financial information set forth above excludes financial information for Biosym prior to August 16, 1995, the effective date of MSI's acquisition of Biosym.
(2) The 1995 amount includes a $6.5 million write-off of acquired in-process research and development, $4.5 million in restructuring costs and a $1.1 million write-off of capitalized software, all in connection with the acquisition of Biosym.
(3) See Note 2 of Notes to MSI Consolidated Financial Statements for a description of the computation of the net income (loss) per share and the number of shares used in the per share calculations.

                  MSI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of MSI should be read in conjunction with the consolidated financial statements and the related notes thereto included herein. The discussion in this Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. MSI's actual results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, without limitation, those discussed in this section and the sections entitled "Risk Factors" and "INFORMATION CONCERNING MSI" as well as those discussed elsewhere in this Joint Proxy Statement/Prospectus.

OVERVIEW

  MSI was founded in 1984 and is a leading provider of molecular modeling and simulation software. MSI designs, develops, markets and supports software that facilitates the discovery and development of new products and processes in the pharmaceutical, biotechnology, chemical, petrochemical and materials industries. Using MSI's products, researchers are able to increase the speed and efficiency of the research and development cycle, thereby reducing product development costs and shortening the time to market for new product introductions and process improvements.

  MSI has pursued a strategy that involves internal product development as well as licensing and acquiring complementary products and technologies. In August 1995, MSI took a significant step in pursuit of this strategy by acquiring Biosym, a leading provider of molecular modeling and simulation software and a wholly owned subsidiary of Corning. The Biosym acquisition has had a significant effect on MSI's 1995 and 1996 revenue growth and other financial results and allowed MSI to achieve several important strategic objectives, including the acquisition of key technologies and personnel; the addition of complementary products; a significant expansion of MSI's customer base; expansion into new markets; improved cost efficiencies; and broader research and development, marketing, and sales capabilities. In conjunction with this acquisition, MSI undertook a corporate restructuring that resulted in a reduction of excess facilities and personnel, as well as a streamlining of overlapping projects, duplicate systems and redundant processes.

  MSI's revenue is primarily derived from the license of its software products and from services, as well as the resale of third-party hardware products. License revenue is recognized upon execution of a license agreement and shipment of the product, if no significant contractual obligations remain. MSI's services revenue includes software maintenance fees, consortia fees and fees for other services associated with use of MSI's software products. MSI's consortia are collaborative arrangements among MSI and third parties created for purposes of product development and validation.

  MSI generally licenses its software either under long-term (ten years or perpetual) licenses or annual, renewable licenses. In 1996 and 1997, MSI continued its program of emphasizing the benefits of annual licenses. MSI believes that annual licenses offer customers increased flexibility with respect to product modules and features at a lower up-front cost. Because annual licenses are typically priced substantially lower than long-term licenses, they generate lower initial revenue upon sale compared to sales of long-term licenses. However, they generate incremental future revenue each time the license is renewed. MSI has experienced a marked increase in the relative proportion of annual licenses, which increased from 14% of software license revenue in 1995 to 27% in 1996 and 36% in 1997. MSI expects that this shift towards annual licenses will continue. See "RISK FACTORS--Risks Related to MSI--Increasing Dependence on License Renewals."

  Service and other revenue consists principally of software maintenance fees for ongoing support and product updates; payments for training, contract and consulting services; and consortia membership fees. Software maintenance revenue is recognized ratably over the term of the contract, which is typically 12 months. Training, contract and consulting revenue is recognized as the services are performed. Consortia services fees are recognized ratably over the membership term of the consortium, which is typically one to three years. (See Note 1 of Notes to MSI Consolidated Financial Statements.) In addition to initiating a shift toward annual software licenses, MSI has placed added emphasis on marketing its services in order to increase the proportion of its recurring revenue. As a result, MSI's service revenue has increased as a percentage of total revenue since 1995.

  As a convenience to its customers, MSI acts as a value-added reseller of third-party computer hardware products in order to provide a complete turn-key molecular simulation system. MSI's sales of computer hardware are highly variable and unpredictable. Although fluctuations in the sale of computer hardware can cause significant variability in MSI's reported revenue, the gross profit earned by MSI on such sales is relatively small and fluctuations in revenue from computer hardware have little effect on MSI's overall gross profit.

  MSI markets its products and services worldwide. MSI has committed and continues to commit significant management time and financial resources to develop direct and indirect international sales and support channels. International revenue accounted for approximately 49% of total revenue in fiscal 1997. MSI expects international license, service and maintenance revenue to be a significant percentage of total revenue in the future. In North America and Europe, MSI has a direct sales force consisting of field sales representatives and telesales representatives. In Japan and other Asia/Pacific countries, MSI markets and sells its products through TMSI, which has certain exclusive rights to distribute MSI's products and services. TMSI is a 50/50 joint venture between MSI and Teijin, a large Japanese manufacturer and pharmaceutical company, and distributes MSI's products and services through a network of subdistributors. MSI accounts for its investment in TMSI using the equity method.

  MSI's international operations are subject to risks inherent in the conduct of international business. Because international sales of products by MSI typically are denominated in local currencies, the results of operations of MSI are expected to continue to be affected by changes in exchange rates between certain foreign currencies and the United States dollar. MSI currently engages in limited hedging of foreign currency sales denominated in the Japanese yen. To date, the hedging activities have not had a material effect on the financial condition or results of operations of MSI. There can be no assurance that MSI will not experience currency fluctuation effects in future periods, which could have an adverse impact on its business, results of operation or financial condition. The operations and financial results of MSI also may be significantly affected by other international factors, including changes in governmental regulations or import and export restrictions, and foreign economic and political conditions generally. Certain East Asian countries are currently experiencing severe economic turmoil represented by depressed business conditions and volatility in local currencies. Such conditions may adversely impact MSI's financial results as a result of customers altering their spending plans and by subjecting MSI to greater foreign exchange exposure. During 1997, MSI had sales of $8.5 million in the region, of which $7.7 million were in Japan. The balance of $800,000 consists of sales through the remainder of the region. Thus MSI's principal risk from conducting business in Asia occurs as a result of business conditions in Japan and currency fluctuations in the Japanese yen. Any significant decline in the Japanese economy or its currency could have a material adverse impact on MSI's financial results. There can be no assurance that MSI will be able to sustain or increase international revenue from licenses or from service or maintenance arrangements. See "RISK FACTORS--Risks Related to MSI--Risks Associated with International Operations."

  The operating results of many software companies reflect seasonal trends, and MSI has been and expects to continue to be affected by such seasonal trends in the future. MSI's operating results have fluctuated significantly from quarter to quarter because of seasonal and other factors and MSI expects that future operating results will be subject to similar fluctuations. MSI also has typically earned a significant portion of its quarterly revenue late in the quarter. In the past, MSI has recognized its highest revenue in the fourth quarter followed by lower revenue in the first quarter. In addition, MSI's sales to TMSI have in the past been higher in MSI's first quarter, in part because the fiscal year of most Japanese companies ends on March 31, and have declined sharply in the second quarter. Furthermore, MSI's operating expenses have generally increased beginning in its second quarter due to implementation of annual wage increases and increased hiring. The decline in Japanese sales combined with increased operating expenses typically has caused MSI's results of operations to be lowest in the second quarter. MSI also has experienced quarterly variability in service and other revenue. Finally, MSI has experienced decreased European sales in its third quarter. Consistent with these seasonal trends, MSI expects that its revenues and results of operations will be lower in the first quarter of 1998 as compared to the fourth quarter of 1997, and that its results of operations will decrease in the second quarter of 1998 as compared to the first quarter of 1998. The failure to achieve expected revenue during any individual quarter may have a material adverse effect on MSI's financial condition and results of operations, and the adverse effect may be magnified by MSI's inability to adjust spending in a timely manner to compensate for any revenue shortfall. There can be no assurance that MSI's historical trends will continue in the future. See "RISK FACTORS--Risks Related to MSI--Fluctuations in Future Operating Results; Seasonality; Lengthy Sales Cycles" and "--Risks Related to MSI--Risks Associated with International Operations."

  In June 1997, the American Institute of Certified Public Accountants issued "Statement of Position: Software Revenue Recognition." MSI has reviewed the statement of position and determined that its consolidated financial statements for each of the three years in the period ended December 31, 1997 are, in all material respects, in compliance with the provisions of the statement of position.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

 Revenue

  Software license revenue. Software license revenue increased 36% from $14.5 million in 1995 to $19.7 million in 1996, and 20% to $23.7 million in 1997. The increase in software license revenue from 1995 to 1996 was due primarily to an additional $5.2 million of software license revenue from Biosym's product lines during the period from August 16, 1995 to December 31, 1995, and to an increase of $2.0 million or 25% in sales of MSI software product lines. In 1997, software license revenue increased primarily as a result of an increase in customer sites and additional sales to existing customers. During 1997, revenue from annual licenses grew to $8.6 million or 36% of software license revenue from $5.3 million or 27% of software license revenue in 1996. Software license revenue as a percentage of total revenue remained stable in 1996 and 1997 primarily as a result of increased annual license revenue offset by foreign exchange effects.

  Service and other revenue. Service and other revenue increased 91% from $11.2 million in 1995 to $21.3 million in 1996, and 19% to $25.5 million in 1997. The increase from 1995 to 1996 was primarily attributable to the inclusion of a full year of Biosym service and other revenue in MSI's 1996 results. Additionally, the increase in service and other revenue in 1996 was partially attributable to the growing installed base of MSI's products and the associated increase in demand for maintenance services. Continued focus on marketing software maintenance, consulting and other services also contributed to increased service and other revenue in 1997. All of these factors had the effect of increasing service and other revenue as a percentage of total revenue from 37% in 1995 to 45% in 1996 and 1997.

  Hardware revenue. Hardware revenue increased 38% from $4.5 million in 1995 to $6.2 million in 1996, and 23% to $7.6 million in 1997. The increase from 1995 to 1996 was due to MSI's larger customer base resulting in a greater volume of hardware orders. The 1997 increase in hardware revenue was primarily attributable to continued growth in volume of hardware orders.
  Total revenue. Total revenue increased 57% from $30.1 million in 1996 to $47.3 million in 1996, and 20% to $56.7 million in 1997. The increase from 1995 to 1996 was principally attributable to the $10.2 million increase in service and other revenue, while the increase from 1996 to 1997 was primarily due to increases in software license revenue and service revenue.

 Cost of revenue

  Cost of software license revenue. Cost of software license revenue consists primarily of royalty expenses for software licensed to MSI; amortization of capitalized software development costs; and product media, documentation, packaging and freight expenses. The cost of software license revenue was $2.7 million in 1995, $2.5 million in 1996 and $3.5 million in 1997. The cost of license revenue as a percentage of license revenue was, 19%, 13% and 15%, respectively, for these periods. The decrease in the cost of software license revenue from 1995 to 1996 was primarily the result of a reduction in documentation costs following the integration of the Biosym product line in 1995. The increase in the cost of software license revenue from 1996 to 1997 was primarily the result of increased software royalties associated with the increases in software revenue. Cost of service and other revenue is immaterial and such cost is included in the cost of software license revenue.

  Cost of hardware revenue. The cost of hardware revenue was $3.9 million in 1995, $5.2 million in 1996 and $6.7 million in 1997. The cost of hardware revenue as a percentage of hardware revenue was 87%, 85% and 89%, respectively, for these periods. The absolute dollar increase in the cost of hardware revenue for all periods was the result of a corresponding increase in hardware revenue. Although fluctuations in the sale of computer hardware can cause significant variability in MSI's reported revenue, the gross profit earned by MSI on such sales is relatively small and fluctuations in revenue from computer hardware have little effect on MSI's overall gross profit.

 Operating expenses

  Sales, marketing and customer support expense. Sales, marketing and customer support expense was $12.0 million in 1995, $17.4 million in 1996 and $18.5 million in 1997. These amounts represented 40%, 37% and 33% of total revenue, respectively, for these periods. The increases were largely attributable to additional expenses associated with the larger sales force and increased customer support requirements resulting from the Biosym acquisition. The increase in sales, marketing and customer support expense in 1996 also reflected the hiring of additional sales, marketing and customer support personnel, as well as increased costs associated with expanded promotional activities. MSI believes that a significant level of sales, marketing and customer support is essential to market leadership and anticipates that it will continue to commit substantial resources to such support in the future.

  Research and development expense. Research and development expense, net of capitalized software costs, was $7.6 million in 1995, $12.8 million in 1996 and $12.7 million in 1997. Research and development expense as a percentage of total revenue was 25%, 27% and 22%, respectively, for these periods. Research and development expense consists primarily of personnel, facilities and related expenses. Research and development costs are expensed when incurred, with the exception of certain software development costs required to be capitalized in accordance with Statement of Financial Accounting Standard No. 86 ("SFAS No. 86"). In accordance with SFAS No. 86, MSI capitalized $2.2 million, $1.5 million and $1.9 million of software costs in 1995, 1996 and 1997, respectively. MSI believes that a significant level of investment in research and product development is essential to market leadership and anticipates that it will continue to commit substantial resources to research and product development in the future.

  General and administrative expense. General and administrative expense was $3.4 million in 1995, $5.6 million in 1996 and $7.5 million in 1997. As a percentage of total revenue, general and administrative expense was 11%, 12% and 13%, respectively, for these periods. The increase in general and administrative expense during 1996 was due in part to increased staffing and additional investment in infrastructure necessary to manage and support MSI's growing operations. The increase in general and administrative expense in 1997 was due primarily to $0.7 million in costs associated with an uncompleted initial public offering. MSI believes that its general and administrative expense will increase in dollar amount for 1998 as a result of an anticipated expansion of MSI's administrative staff required to support its growing operations.

  Acquisition-related charges. During the quarter ended September 30, 1995, MSI charged to operations approximately $6.5 million of acquired research and development costs associated with the Biosym acquisition, $4.5 million of restructuring costs, as well as $1.1 million for the impairment of capitalized software. The acquired research and development was expensed in accordance with generally accepted accounting principles. The restructuring costs related primarily to reductions in personnel, consolidation of facilities, and elimination of duplicate products and systems resulting from the Biosym acquisition. The charge for the impairment of capitalized software reflects capitalized software development costs for software products rendered obsolete or redundant by the Biosym acquisition.

 Interest and other income

  Interest and other income primarily represents interest income earned on MSI's cash, cash equivalents and short-term investments, net of interest expense, and equity income from MSI's 50% ownership of TMSI. Interest and other income was $319,000, $368,000 and $126,000 in fiscal 1995, 1996 and
1997, respectively. The increase from 1995 to 1996 was due primarily to an increase in cash and cash equivalents.

 Provision for income tax

  MSI's provision for income tax consists primarily of foreign income taxes withheld on foreign revenue. The tax provision for 1995 reflects the inability to offset these foreign taxes with operating losses. The tax provision for 1996 of 36% reflects the impact of foreign income taxes withheld on revenue as well as MSI's inability to completely offset its operating income with loss carryforwards because of minimum tax requirements. MSI was able in 1997 to offset a substantial portion of its income with net operating loss carryforwards. In 1998 and afterwards, all remaining loss carryforwards will be subject to significant annual limitations.

  Due to the uncertainty surrounding MSI's foreign and domestic loss carryforwards, management has placed a valuation allowance against those net operating loss carryforwards and other tax assets for which realizability is uncertain. Should the realizability of these assets become more likely than not they will be recorded as a reduction in MSI's income tax provision at that time.

YEAR 2000

  MSI has conducted a review of the software products that it markets commercially and the computer programs that it uses internally to identify the systems that could be affected by the "Year 2000" issue. The Year 2000 problem is the result of computer programs being written using two-digits rather than four to define the applicable year. Any program that has time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculation. MSI presently believes that the Year 2000 problem will not pose significant operational problems for MSI's current software products that it markets commercially or the computer programs that it currently uses internally, and that MSI will not incur significant costs as a result of the Year 2000 problem. However, it is possible that future software marketed or used by MSI will suffer from a Year 2000 problem. In addition, it is possible that operating system software or other third party programs with which MSI's software products function could be affected by the Year 2000 problem and adversely affect actual or perceived performance of MSI's software products. In addition, Year 2000 problems of MSI's customers could affect the demand for MSI's products. Any such Year 2000 problems could have a material adverse effect upon MSI's business, financial condition and results of operation.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, MSI has funded its operations primarily through cash flows from operations and private sales of $39.4 million of equity securities. Net cash provided by operating activities was $1.4 million, $7.7 million and $5.9 million in 1995, 1996 and 1997, respectively.

  MSI's primary investing activities have consisted of capitalized software development costs and purchases of equipment and software rights. Capital expenditures were primarily for computer equipment used in support of product development and other company activities. MSI expects to continue to invest in capital assets and capitalized software development activities to support its growth.

  In January 1998, MSI entered into a $4.0 million credit arrangement with a bank consisting of a $2.0 million revolving line of credit and a $2.0 million equipment financing line. The equipment financing line of credit provides for a one-year advance period with repayment required over 48 months thereafter. The lines of credit bear interest at the prime rate. As of December 31, 1997, MSI had a note outstanding to Teijin in the amount of $1.4 million, of which $0.7 million in principal is due within the next twelve months. See Note 8 of Notes to MSI Consolidated Financial Statements.

  As of December 31, 1997, MSI had cash and cash equivalents totaling $15.0 million. MSI's principal commitments as of December 31, 1997 consist of leases on facilities and equipment and the note payable to Teijin. There are no material commitments for capital expenditures.

                                MSI MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The names of MSI's directors and executive officers and certain information about them are set forth below.

  NAME                     AGE                     POSITION
  ----                     ---                     --------
Michael J. Savage.........  44 President, Chief Executive Officer and Director
Saiid Zarrabian...........  45 Chief Operating Officer
David B. Hiatt............  51 Chief Financial Officer; Senior Vice President,
                               Finance and Administration; Secretary and
                               Treasurer
Thomas M. Carney..........  36 Vice President, Corporate Development; General
                               Counsel
Stephen D. Herbert........  44 Vice President, Sales
Christopher Herd..........  42 Vice President and General Manager, Life
                               Sciences
John M. Newsam, D. Phil...  44 Chief Scientific Officer
Michael R. Stapleton,       33 Vice President, Marketing; General Manager,
 Ph.D.....................     Europe
C. Derek Statham, D.        54
 Phil.....................     Chairman of the Board of Directors
R. Pierce Baker...........  50 Director
C. Peter W. Booth.........  58 Director
Thomas J. Cable...........  58 Director
Peter H. Engel............  63 Director
Bruns H. Grayson..........  50 Director

  Michael J. Savage has been President, Chief Executive Officer and a Director of MSI since December 1991. He has been employed by MSI or its predecessors in an executive capacity since April 1990. Mr. Savage earned his M.S. degree in molecular biology at the California Institute of Technology and holds B.S. degrees in chemistry and biology.

  Saiid Zarrabian has been Chief Operating Officer of MSI since October 1994. From 1988 to October 1994, Mr. Zarrabian was Vice President and a Director of Symbolics Inc., which declared Chapter 11 bankruptcy in January 1993. From 1978 to 1988, Mr. Zarrabian was Director of Mechanical Applications Development at Computervision Corporation.

  David B. Hiatt has been MSI's Chief Financial Officer; Senior Vice President, Finance and Administration; Secretary and Treasurer, since April 1992. From November 1986 to September 1991, he was Vice President, Finance and Administration, and Chief Financial Officer at Language Technology Inc. Mr. Hiatt holds an M.S. in finance from the Sloan School of M.I.T., and an M.S. in computer science and a B.S. in mechanical engineering from M.I.T.

  Thomas M. Carney has been MSI's Vice President, Corporate Development and General Counsel since November 1995. From February 1993 to October 1995, he was MSI's Corporate Counsel. From October 1992 to January 1993, Mr. Carney was in-house counsel for Easel Corporation, a software company. Mr. Carney was a private consultant from October 1991 through September 1992, prior to which he was an attorney with Testa, Hurwitz & Thibeault. He holds a B.A. from Amherst College and a J.D. from Harvard University.
  Christopher Herd has been MSI's Vice President and General Manager, Life Sciences since 1993. Mr. Herd joined Biosym at its inception in 1984, and thereafter held various executive positions with Biosym. He holds B.S. and M.S. degrees in mechanical engineering from the University of Delaware.

  John M. Newsam has been MSI's Chief Scientific Officer since March 1996. From March 1996 to February 1997, he also served as MSI's Vice President, Partnering and Services. From August 1995 to March 1996 he served as MSI's Vice President and General Manager, Materials Sciences. Dr. Newsam joined Biosym in October 1990 and served in various executive positions including Director, Catalysis & Sorption Project; Senior Director, Solid State and Vice President, Materials Technology. Dr. Newsam received B.A., M.A. and D.Phil degrees in chemistry from Oxford University.

  Michael R. Stapleton, currently MSI's Vice President, Marketing and General Manager, Europe, has served in various scientific and executive positions, including Vice President, Materials Sciences, and Director, Product Marketing since joining MSI in 1991. Dr. Stapleton received his B.Sc. and M.Phil. in chemistry and his Ph.D. in chemical physics from the University of Southampton.

  C. Derek Statham has been Chairman of the Board of MSI since August 1995. Dr. Statham was Director of Corporate Development at Corning from 1986 to December 1994. From December 1994 to August 1995, he was President and Chief Executive Officer of Biosym. From August 1995 to December 1997, he was Senior Director of Corporate Development at Corning, an affiliate of MSI. Since December 1997, he has served as the Vice President of Corporate Development at Corning. Dr. Statham also serves as a Director of Saturn Solutions, Inc., a Canadian software services company. Dr. Statham holds B.A., M.A. and D.Phil. degrees in metallurgy and materials science from Oxford University and an M.B.A. from Rider College.

  R. Pierce Baker has been a Director of MSI since January 1997. Since April 1996, Mr. Baker has served as Vice President and General Manager-Science Products Division of Corning. From May 1995 to April 1996, he was President and Chief Executive Officer of Corning Costar Corporation. From May 1993 to May 1995, he served as Executive Vice President of Corning Costar Corporation. From November 1987 to May 1993, he served as Corning's Director--Marketing and Business Development for Science Products. Mr. Baker holds a B.S. degree in management science from the University of Rochester and an M.B.A. from the University of Maine.

  C. Peter W. Booth has been a Director of MSI since August 1995. Mr. Booth has served as Senior Vice President, Strategy and Development of Corning since 1991. Mr. Booth is also a Director of Samsung Corning Co., Ltd., Corning Asahi Video Co., and Corning International K.K. He holds A.B. and J.D. degrees from Harvard University.

  Thomas J. Cable has been a Director of MSI since August 1991. Mr. Cable serves as General Partner of Cable and Howse Ventures, L.P. Mr. Cable is also a Director of Endosonics, Inc., a medical equipment company; Fischer Imaging, Inc., a medical equipment company; Mycogen Corporation, an agricultural products company; and Ostex International, Inc., a medical diagnostic procedure company. He earned his A.B. degree from Harvard University, and his M.B.A. from Stanford University.

  Stephen D. Herbert has been Vice President of Sales of MSI since 1997. From 1990 to 1997 he has served in various executive positions in sales and marketing for MSI, including Vice President, Marketing and Vice President of Sales, Americas. Mr. Herbert holds a B.A., with Honors in Biology and Biochemistry from the University of York and a graduate certificate in Administration and Management from Harvard University.

  Peter H. Engel has been a Director of MSI since August 1991. Mr. Engel serves as President and Chief Executive Officer of American Consulting Corporation, Inc. and Affinity Communications Corporation. He earned his B.Com degree from McGill University.

  Bruns H. Grayson has been a Director of MSI since July 1985. Mr. Grayson has served as the Managing General Partner of Calvert Capital, L.P. since August 1987. He is also a Director of Anadigics, Inc., a semiconductor manufacturer. He earned his B.A. from Harvard College, his M.A. from Oxford University and his J.D. from the University of Virginia.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

  On November 30, 1995, MSI entered into Employment Agreements with Michael J. Savage, Saiid Zarrabian and David B. Hiatt, in connection with their relocation from Massachusetts to California following MSI's acquisition of Biosym.
  Under these Employment Agreements, each employee's employment may be terminated by MSI without cause for any reason or no reason, subject to MSI's obligation to make certain severance payments to the terminated employee. Each employee may also be terminated for "cause" as defined in the agreements without any obligation of MSI to make severance payments. In addition, these agreements provide for a base salary, target annual bonus, option grant, one-time relocation bonus, reimbursement of relocation expenses, accelerated vesting of 50% of unvested options in connection with a "change of control" of MSI coupled with certain changes of employment status and the potential for MSI to be obligated to make severance payments to the employee if his target compensation is reduced by more than 10% below his 1996 target compensation. These Employment Agreements were amended in 1997 to reflect 1997 annual base salaries and bonus targets, and will continue after the Merger as obligations of the Surviving Corporation.
  As President and Chief Executive Officer of MSI, Mr. Savage's Employment Agreement provides for an annual base salary of $195,000, a target annual bonus of $146,000, option grants for 492,593 shares of MSI Common Stock vesting over four years, and severance payments equal to his 1997 base salary paid in each of the two years following termination of employment without cause.
  As Chief Operating Officer of MSI, Mr. Zarrabian's Employment Agreement provides for an annual base salary of $187,500, a target annual bonus of $140,000, an option grant for 271,980 shares of MSI Common Stock vesting over four years, and severance payments equal to his 1997 base salary paid during the one-year period following termination of employment without cause.
  As Senior Vice President, Finance and Administration and Chief Financial Officer of MSI, Mr. Hiatt's Employment Agreement provides for an annual base salary of $150,000, a target annual bonus of $75,000, an option grant for 175,555 shares of Common Stock vesting over four years, and severance payments equal to his 1997 base salary paid during the one-year period following termination of employment without cause.
  MSI and John M. Newsam, MSI's Chief Scientific Officer, have entered into an Employment Agreement dated as of September 29, 1992. Pursuant to the agreement, Dr. Newsam is entitled to a base annual salary of $130,000, subject to increases and annual bonuses at the discretion of MSI's Board of Directors. The agreement terminated as of June 30, 1997.

COMPENSATION OF EXECUTIVE OFFICERS OF MSI

  The following table sets forth certain information regarding compensation paid by MSI to MSI's Chief Executive Officer and the four other most highly compensated executive officers of MSI who earned in excess of $100,000 in salary and bonus (collectively, the "MSI Named Executive Officers") for services rendered to MSI during the year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                            LONG TERM
                             ANNUAL COMPENSATION(1)      COMPENSATION(1)
                             -------------------------  -----------------
                                                        SECURITIES UNDER-     ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY($)    BONUS($)(2)   LYING OPTIONS(#)  COMPENSATION($)(3)
---------------------------  -----------  ------------  ----------------- ------------------
Michael J. Savage.......          195,000       200,000         --              27,431
 President, Chief
 Executive Officer and
 Director
Saiid Zarrabian.........          187,000       150,000         --              31,947
 Chief Operating Officer
David B. Hiatt .........          150,000       100,000         --               4,705
 Chief Financial
 Officer; Senior Vice
 President, Finance and
 Administration;
 Secretary and Treasurer
John M. Newsam..........          130,000        78,500         --                 --
 Chief Scientific
 Officer
Stephen D. Herbert......           98,000       131,155      50,000                --
 Vice President, Sales

--------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table includes amounts paid in 1997. It does not include medical, group life insurance or other benefits received by the MSI Named Executive Officers that are available generally to all salaried employees of MSI and certain perquisites and other personal benefits received by the MSI Named Executive Officers that do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.
(2) For Mr. Herbert, bonus compensation represents, in part, the value of commission-based compensation paid in 1997.
(3) Represents reimbursement of relocation expenses.

                       OPTION GRANTS IN LAST FISCAL YEAR

  The table below sets forth for each of the MSI Named Executive Officers information regarding grant of stock options under MSI's 1996 Incentive Stock Option Plan during the fiscal year ended December 31, 1997. The potential realizable value of the option is based solely on arbitrarily assumed rates of appreciation required by applicable SEC regulations. Actual gains, if any, on option exercises are dependent on the future performance of MSI's Common Stock and overall stock market conditions.

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                                                        POTENTIAL REALIZABLE VALUE
                                                                          AT ASSUMED ANNUAL RATES
                           NUMBER OF    % OF TOTAL                            OF STOCK PRICE
                          SECURITIES     OPTIONS    EXERCISE              APPRECIATION FOR OPTION
                          UNDERLYING    GRANTED TO  OR BASE                        TERM
                            OPTION     EMPLOYEES IN  PRICE   EXPIRATION ---------------------------
  NAME                   GRANTED(#)(1) FISCAL YEAR   ($/SH)     DATE        5%($)        10%($)
  ----                   ------------- ------------ -------- ---------- ------------- -------------
Stephen D. Herbert......    20,000         5.6%       4.50     7/20/07         56,601       143,437
                            30,000         8.4%       5.50    10/28/07        103,768       262,968

--------
(1) Options granted vest 25% per year on the anniversary date of the grant. In addition, the vesting of the option for 20,000 shares of MSI Common Stock accelerates on the first and second anniversary dates of grant if certain sales and performance milestones are achieved. The option price is equal to the fair market value of MSI Common Stock on the date of grant.

      AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

  The following table sets forth for each of the MSI Named Executive Officers the number and value of securities underlying unexercised options held by the MSI Named Executive Officers at December 31, 1997. No shares of Common Stock were acquired by exercise of stock options during the year ended December 31, 1997 by any of the MSI Named Executive Officers.

                               NUMBER OF SECURITIES
                                    UNDERLYING           VALUE OF UNEXERCISED
                              UNEXERCISED OPTIONS AT    IN-THE-MONEY OPTIONS AT
                               DECEMBER 31, 1997(#)      DECEMBER 31, 1997(1)
                             ------------------------- -------------------------
  NAME                       EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
  ----                       ----------- ------------- ----------- -------------
Michael J. Savage...........   548,144      276,296    $2,507,635   $1,250,834
Saiid Zarrabian.............   179,317      150,432       817,757      680,556
David B. Hiatt..............   154,555       92,777       712,190      418,749
John M. Newsam..............    45,000       45,000       202,500      202,500
Stephen D. Herbert..........    32,875       67,125       151,875       93,500

--------
(1) Amount based on the difference between the fair market value at December 31, 1997 of $5.50 per share and the exercise price, multiplied by the number of shares of MSI Common Stock underlying the option.

DIRECTOR COMPENSATION

  Directors of MSI did not receive any cash compensation for their services as members of the MSI Board of Directors in the year ended December 31, 1997.

                          MSI PRINCIPAL STOCKHOLDERS

  The following tables set forth certain information, for each person known by MSI to be the beneficial owner of more than 5% of the MSI Common Stock or MSI Preferred Stock, each director of MSI, each MSI Named Executive Officer and all current directors and officers of MSI as a group, with respect to (i) the total number of shares of MSI Common Stock, MSI Class B Common Stock and MSI Preferred Stock owned by such persons as of January 31, 1998, (ii) the percent of each such class owned as of January 31, 1998, (iii) the total number of shares of Pharmacopeia Common Stock into which such persons' reported ownership interests in MSI Capital Stock would be converted upon consummation of the Merger and (iv) the percentage of the outstanding Pharmacopeia Common Stock to be owned by such persons after the consummation of the Merger. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of MSI Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                              SHARES OF MSI CAPITAL STOCK BENEFICIALLY OWNED (1)
                          ------------------------------------------------------------
                                                MSI CLASS B
                           MSI COMMON STOCK     COMMON STOCK    MSI PREFERRED STOCK
                          ------------------ ------------------ ----------------------
                          NUMBER OF PERCENT  NUMBER OF PERCENT  NUMBER OF     PERCENT
BENEFICIAL OWNER           SHARES   OF CLASS  SHARES   OF CLASS   SHARES     OF CLASS
----------------          --------- -------- --------- -------- ------------ ---------
Corning Incorporated....  4,186,001   42.7%  1,246,882   100%
 One Riverfront Plaza
 Corning, New York 14831
D.E. Shaw Investment        186,278    1.9%                        2,222,223      100%
 Group, LP..............
 120 West 45th Street,
 30th Floor
 New York, NY 10036(2)
The Corning Museum of     1,050,500   10.7%
 Glass..................
 One Museum Way
 Corning, New York 14830
Michael J. Savage(3)....    548,144    5.3%
Saiid Zarrabian(4)......    179,317    1.8%
David B. Hiatt(5).......    154,555    1.6%
Stephen D. Herbert(6)...     32,875      *
John M. Newsam(7).......     45,000      *
C. Derek Statham(8).....  4,186,001   42.7%  1,246,882   100%
R. Pierce Baker(8)......  4,186,001   42.7%  1,246,882   100%
C. Peter W. Booth(8)....  4,186,001   42.7%  1,246,882   100%
Thomas J. Cable(9)......    445,326    4.5%
Peter H. Engel(10)......    156,919    1.6%
Bruns H. Grayson(11)....    487,808    4.9%
All directors and
 executive officers as a
 group (14
 persons)(12)...........  6,331,862   57.5%

--------
* Represents beneficial ownership of less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of MSI Capital Stock shown as beneficially owned by them. Percentages of beneficial ownership are based on 9,805,135 shares of MSI Common Stock outstanding as of January 31, 1998, 1,246,882 shares of MSI Class B Common Stock outstanding as of January 31, 1998 and 2,222,223 shares of MSI Preferred Stock outstanding as of January 31, 1998.
(2) The General Partner of D.E. Shaw & Co., L.P. is D.E. Shaw & Co., Inc.
(3) All of the indicated shares of MSI Common Stock are represented by stock options exercisable within 60 days of January 31, 1998.
(4) All of the indicated shares of MSI Common Stock are represented by stock options exercisable within 60 days of January 31, 1998.
(5) All of the indicated shares of MSI Common Stock are represented by stock options exercisable within 60 days of January 31, 1998.
(6) All of the indicated shares of MSI Common Stock are represented by stock options exercisable within 60 days of January 31, 1998.
(7) All of the indicated shares of MSI Common Stock are represented by stock options exercisable within 60 days of January 31, 1998.
(8) All of the indicated shares of MSI Common Stock and MSI Class B Common Stock are held by Corning. The director is affiliated with Corning, but the director disclaims beneficial ownership of such shares.
(9) Represents 19,699 shares of MSI Common Stock held by The Cable Family Partnership and 388,960 shares of MSI Common Stock held by CH Partners IV. Mr. Cable, a director of MSI, is a general partner of the above named partnerships. Mr. Cable disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 36,667 shares of MSI Common Stock subject to stock options granted to Mr. Cable which are exercisable within 60 days of January 31, 1998.
(10) Represents 105,478 shares of MSI Common Stock held by American Consulting Corporation Inc. Mr. Engel, a director of MSI, is President and Chief Executive Officer of American Consulting Corporation Inc. Also includes 51,441 shares of MSI Common Stock subject to stock options granted to Mr. Engel which are exercisable within 60 days of January 31, 1998.

(11) Represents 175,126 shares of MSI Common Stock held by ABS Ventures II Prime Limited Partnership, 116,871 shares of MSI Common Stock held by ABS Ventures III Limited Partnership and 122,478 shares of MSI Common Stock held by Brown Technology Associates Limited Partnership. Mr. Grayson, a director of MSI, is a managing general partner of Calvert Capital, LP, which manages the investments of the above named partnerships. Mr. Grayson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Also includes 73,333 shares of MSI Common Stock subject to stock options granted to Mr. Grayson which are exercisable within 60 days of January 31, 1998.
(12) Includes 1,217,249 shares of MSI Common Stock subject to stock options exercisable within 60 days of January 31, 1998, and 4,186,001 shares of MSI Common Stock held by Corning Incorporated. Pursuant to that certain Shareholders Agreement, dated as of August 15, 1995, by and among Corning, MSI and Certain Shareholders of MSI, Corning and its transferees are required to vote all of their shares of MSI Common Stock in accordance with a majority of the MSI Board of Directors on any matter submitted for or requiring a stockholder vote.

                                         SHARES OF PHARMACOPEIA COMMON STOCK
                                        BENEFICIALLY OWNED IMMEDIATELY AFTER
                                                 THE EFFECTIVE TIME
                                       ---------------------------------------
           BENEFICIAL OWNER            NUMBER OF SHARES(1) PERCENT OF CLASS(2)
           ----------------            ------------------- -------------------
Corning Incorporated..................      2,875,081             15.3%
 One Riverfront Plaza
 Corning, New York 14831
D.E. Shaw Investment Group, LP........      1,274,578              6.8%
 120 West 45th Street, 30th Floor
 New York, NY 10036
The Corning Museum of Glass...........        555,924              3.0%
 One Museum Way
 Corning, New York 14830
Michael J. Savage.....................        290,077              1.5%
Saiid Zarrabian.......................         94,894                *
David B. Hiatt........................         81,790                *
Stephen D. Herbert....................         17,397                *
John M. Newsam........................         23,814                *
C. Derek Statham......................      2,875,081             15.3%
R. Pierce Baker.......................      2,875,081             15.3%
C. Peter W. Booth.....................      2,875,081             15.3%
Thomas J. Cable.......................        235,666              1.3%
Peter H. Engel........................         83,041                *
Bruns H. Grayson......................        258,147              1.4%
All directors and executive officers        4,010,671             20.2%
 as a group (14 persons)..............

--------
* Represents beneficial ownership of less than 1%.
(1) Determined by multiplying the number of shares of MSI Capital Stock reported on the preceding table by the Exchange Ratio.
(2) Based on the number of outstanding shares of Pharmacopeia Common Stock on January 31, 1998, plus the number of shares of Pharmacopeia Common Stock issuable in connection with the Merger for the MSI Capital Stock outstanding on January 31, 1998.

                                    EXPERTS

  The financial statements of Pharmacopeia, Inc. appearing in Pharmacopeia, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of MSI included in this Joint Proxy Statement/Prospectus and elsewhere in the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein, upon the authority of said firm as experts in accounting and auditing.

                                LEGAL OPINIONS

  The legality of the shares of Pharmacopeia Common Stock to be issued to MSI stockholders pursuant to the Merger will be passed upon by Dechert Price & Rhoads, Lawrenceville, New Jersey.

  The Merger Agreement provides that it is a condition to the obligation of Pharmacopeia and Merger Subsidiary to consummate the Merger that they receive the opinion of Dechert Price & Rhoads, Lawrenceville, New Jersey, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any effect.

  In addition, the Merger Agreement provides that it is a condition to the obligation of MSI to consummate the Merger that it receive the opinion of Cooley Godward LLP, Palo Alto, California to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code, which opinion shall not have been withdrawn or modified in any effect.

                      ELECTION OF PHARMACOPEIA DIRECTORS

GENERAL

  Pharmacopeia's Board of Directors is divided into three classes, with the term of office of one class expiring each year. Pharmacopeia currently has eight directors with two directors in Class I, two directors in Class II and four directors in Class III. Pursuant to the Pharmacopeia Certificate, the Pharmacopeia Board of Directors has reduced the number of members of the Board from eight directors to six effective as of the time of the Pharmacopeia Annual Meeting. After giving effect to such reduction, the Pharmacopeia Board of Directors will consist of six directors, with two directors in each class. The terms of office of Class III directors Paul A. Bartlett, Charles A. Sanders, Samuel D. Colella and Eileen M. More expire at the 1998 Annual Meeting of Pharmacopeia stockholders. The terms of office of Class I directors Joseph A. Mollica and Gary E. Costley expire at the 1999 Annual Meeting of Pharmacopeia stockholders and the terms of office of Class II directors Frank Baldino, Jr. and Edith W. Martin expire at the 2000 Annual Meeting of Pharmacopeia stockholders. At the Pharmacopeia Annual Meeting, Pharmacopeia's stockholders will elect two Class III directors for a term of three years.

  Unless otherwise instructed, the proxy holders will vote the proxies received by them for Pharmacopeia's two nominees named below. If any of the nominees of Pharmacopeia is unable or declines to serve as a director at the time of the Pharmacopeia Annual Meeting, the proxies will be voted for any nominee who is designated by the present Pharmacopeia Board of Directors to fill the vacancy. It is not expected that any of the nominees will be unable or will decline to serve as a director. THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT PHARMACOPEIA'S STOCKHOLDERS VOTE FOR THE NOMINEES LISTED BELOW.

NOMINEES FOR ELECTION AT THE PHARMACOPEIA ANNUAL MEETING

  The names of the nominees, and certain information about them, are set forth below:

                                                                              DIRECTOR
    NAME OF NOMINEE      AGE          POSITION/PRINCIPAL OCCUPATION            SINCE
    ---------------      ---          -----------------------------           --------
Paul A. Bartlett,         50 Director; Chair, Department of Chemistry at the    1998
 Ph.D...................     University of California, Berkeley
Charles A. Sanders,
 M.D....................  66 Director; Retired                                  1997

  Dr. Bartlett has served as a director of Pharmacopeia since January 1998. Dr. Bartlett is a member of Pharmacopeia's Scientific Advisory Board. Dr. Bartlett has been a Professor of Chemistry at the University of California, Berkeley since 1973 and is the Chairman of the Department of Chemistry at the University of California, Berkeley.

  Dr. Sanders has served as a director of Pharmacopeia since July 1997. From 1989 until his retirement in 1995, Dr. Sanders held the position of Chairman of the Board of Directors and Chief Executive Officer at Glaxo Inc. Dr. Sanders serves on the Boards of Directors of Kendle International Inc., Magainin Pharmaceuticals, Scios Inc., Staffmark, Inc., Trimeris, Inc. and Vertex Pharmaceuticals and certain other closely held companies and charitable organizations.

INCUMBENT DIRECTORS WHOSE TERMS OF OFFICE CONTINUE AFTER THE PHARMACOPEIA ANNUAL MEETING

  The names and certain other information about the directors whose terms of office continue after the Pharmacopeia Annual Meeting are set forth below:

                                                                              DIRECTOR
  NAME OF DIRECTOR       AGE          POSITION/PRINCIPAL OCCUPATION            SINCE
  ----------------       ---          -----------------------------           --------
Joseph A. Mollica,        57 Director; Chairman of the Board, President and     1994
 Ph.D. .................     Chief Executive Officer
Gary E. Costley,          54 Director; Chairman of the Board, President and     1996
 Ph.D.(2)...............     Chief Executive Officer of International
                             Multifoods Corporation
Frank Baldino, Jr.,
 Ph.D.(2)...............  44 Director; President and CEO of Cephalon, Inc.      1996
Edith W. Martin,             Director; President of Advanced Global
 Ph.D.(1)...............  52 Technologies                                       1997

--------
(1) Member of Audit Committee
(2) Member of Compensation Committee

  There is no family relationship between any director, executive officer or nominee for director of Pharmacopeia.

  Dr. Mollica has served as the Chairman of the Board of Directors and Chief Executive Officer of Pharmacopeia since February 1994 and was appointed President in August 1996. From 1987 to December 1993, Dr. Mollica was employed initially by the DuPont Company and then by The DuPont Merck Pharmaceutical Company, most recently as President and Chief Executive Officer. Dr. Mollica is a director of USP, Inc., ImPath, Inc., and Neurocrine BioSciences, Inc.

  Dr. Costley has served as a director of Pharmacopeia since February 1996. Dr. Costley has served as the Chairman of the Board of Directors, President and Chief Executive Officer of International Multifoods Corporation, a food company, since January 1997. From May 1995 through January 1997, Dr. Costley was the Dean of the Babcock Graduate School of Management, Wake Forest University. For more than five years prior to that time, Dr. Costley held various management positions with Kellogg Company, most recently as Executive Vice President. Dr. Costley is currently a director of International Multifoods Corporation and Candlewood Hotel Co. Inc.

  Dr. Baldino has served as a director of Pharmacopeia since October 1996. Dr. Baldino has served as the President and Chief Executive Officer of Cephalon, Inc. a biopharmaceutical company, since 1987. Dr. Baldino is currently a director of Cephalon, Inc., Integrated Systems Consulting Group, and ViroPharma, Inc., and certain other closely held companies and charitable organizations.

  Dr. Martin has served as a director of Pharmacopeia since May 1997. Dr. Martin is the President of Advanced Global Technologies, a private consulting firm in the technology advisory area. Between January 1996 and December 1997, Dr. Martin was the Chief Information Officer and Vice President of Eastman Kodak Company. Between September 1994 and February 1996, Dr. Martin was the Executive Vice President and Chief Technology Officer of the Student Loan Marketing Association ("Sallie Mae"). Prior to joining Sallie Mae, Dr. Martin had been Vice President and Chief Information Officer of the International Telecommunications Satellite Organization ("INTELSAT") since 1992. Dr. Martin serves as a director of Information Resources, Inc. and Immunex Corporation.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of Pharmacopeia Common Stock as of January 31, 1998 (i) by all persons known to Pharmacopeia to be the beneficial owners of more than 5% of Pharmacopeia Common Stock, (ii) by each of the executive officers named in the table under "EXECUTIVE COMPENSATION--Compensation Tables--Summary Compensation Table," (iii) by each director and nominee for director, and (v) by all current directors and executive officers as a group:

                                                              APPROXIMATE
                                                               PERCENTAGE
                                                 NUMBER         OF TOTAL
      NAME OF PERSON OR ENTITY                OF SHARES(1)    VOTING POWER
      ------------------------                ------------    ------------
Schering-Plough Corporation.................     764,248           6.5%
 One Giralda Farms
 Madison, New Jersey 07940-1000
Joseph A. Mollica...........................     255,166(2)        2.2%
John J. Baldwin.............................     151,616(3)        1.3%
Nolan H. Sigal..............................     160,242(4)        1.3%
Lewis J. Shuster............................      70,229(5)          *
Stephen A. Spearman.........................      19,929(6)          *
Frank Baldino, Jr...........................       3,333(7)          *
Samuel D. Colella...........................     424,333(8)        3.6%
Gary E. Costley.............................       6,666(9)          *
Edith W. Martin.............................           0            --
Eileen M. More..............................     267,811(10)       2.3%
Paul A. Bartlett............................     137,500           1.2%
Charles A. Sanders..........................           0            --
All current directors and executive officers   1,496,825(11)      12.5%
 as a group (12 persons) ...................

--------
  *Less than one percent
 (1) Gives effect to the shares of Pharmacopeia Common Stock issuable within 60 days of January 31, 1998 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Unless otherwise indicated, the persons named in the table have sole voting and sole investment power with respect to all shares shown as being beneficially owned. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to shares.
 (2) Includes 15,000 shares held by Dr. Mollica's wife and children, although Dr. Mollica disclaims beneficial ownership of such shares. Includes 37,082 shares of Pharmacopeia Common Stock subject to options exercisable within 60 days of January 31, 1998.
 (3) Includes 15,728 shares of Pharmacopeia Common Stock subject to options exercisable within 60 days of January 31, 1998.
 (4) Includes 21,000 shares held by David Baer as custodian for Dr. Sigal's children, although Dr. Sigal disclaims beneficial ownership of such shares. Includes 15,728 shares of Pharmacopeia Common Stock subject to options exercisable within 60 days of January 31, 1998.
 (5) Mr. Shuster holds options to purchase 70,091 shares of Pharmacopeia Common Stock exercisable within 60 days of January 31, 1998.
 (6) Mr. Spearman holds options to purchase 19,791 shares of Pharmacopeia Common Stock exercisable within 60 days of January 31, 1998.
 (7) Dr. Baldino holds options to purchase 3,333 shares of Pharmacopeia Common Stock exercisable within 60 days of January 31, 1998.
 (8) Includes 27,226 shares of Pharmacopeia Common Stock owned directly by Mr. Colella. Also includes 383,203 shares of Pharmacopeia Common Stock held directly by Institutional Venture Partners V ("IVP V") and 10,264 shares of Pharmacopeia Common Stock held directly by Institutional Venture Management V ("IVM V"), the general partner of IVP V. Mr. Colella is a general partner of IVM V and, in such capacity, Mr. Colella may be deemed to be the beneficial owner of such shares, although he disclaims such beneficial ownership except to the extent of his individual partnership interest. Also includes 1,974 shares of Pharmacopeia Common Stock held directly by the Colella Family Partners, of which Mr. Colella is a general partner and 1,666 shares of Pharmacopeia Common Stock subject to options held by Mr. Colella exercisable within 60 days of January 31, 1998.
 (9) Mr. Costley holds options to purchase 6,666 shares of Pharmacopeia Common Stock exercisable within 60 days of January 31, 1998.
(10) Ms. More is a managing member of Oak Associates V, L.L.C., the general partner of Oak Investment Partners V, Limited Partnership, which holds 254,687 shares of Pharmacopeia Common Stock. Ms. More is also a general partner of Oak V Affiliates, the general partner of Oak V Affiliates Fund, Limited Partnership, which holds 11,458 shares of Pharmacopeia Common Stock. In such capacities, Ms. More may be deemed to be the beneficial owner of such shares, although she disclaims such beneficial ownership except to the extent of her pecuniary interest therein, if any. Also includes 1,666 shares of Pharmacopeia Common Stock subject to options held by Ms. More exercisable within 60 days of January 31, 1998.
(11) Includes 171,751 shares of Pharmacopeia Common Stock subject to options exercisable within 60 days of January 31, 1998. See footnotes (2) through
     (10).

BOARD MEETINGS AND COMMITTEES

  The Board of Directors of Pharmacopeia held a total of five meetings during 1997. The standing committees of the Pharmacopeia Board of Directors are the Audit Committee and the Compensation Committee.
  The Audit Committee's current members are Eileen M. More and Edith W. Martin. This committee is primarily responsible for approving the services performed by Pharmacopeia's independent auditors and for reviewing and evaluating Pharmacopeia's accounting principles and its system of internal accounting controls. The Audit Committee met two times during 1997.

  The Compensation Committee's current members are Frank Baldino, Jr., Samuel
D. Colella and Gary E. Costley. The Compensation Committee reviews and recommends to the Board the compensation of all executive officers. The Compensation Committee met five times during 1997.

  No current director attended fewer than 75% of the aggregate of the total number of meetings of the Board of Directors (held during the period for which he or she has been a director) and the total number of meetings held by all committees of the Board of Directors on which he or she served (during the period that he or she served).

BOARD COMPENSATION

  Non-employee directors are reimbursed for expenses incurred in connection with performing their respective duties as directors of Pharmacopeia. In addition, Pharmacopeia has agreed to pay directors Gary E. Costley, Frank Baldino, Jr., Edith W. Martin, Charles A. Sanders and Paul A. Bartlett and any other non-employee director who becomes a member of the Pharmacopeia Board of Directors for the first time after 1995 a cash fee of $1,000 for each meeting of the Pharmacopeia Board of Directors or a committee thereof attended by such director. Each non-employee director participates in Pharmacopeia's 1995 Director Stock Option Plan. Each individual who becomes a non-employee Board member for the first time on or after October 26, 1995 will automatically be granted an option to purchase 10,000 shares of Pharmacopeia Common Stock on the date of his or her election or appointment to the Pharmacopeia Board of Directors, provided such individual has not been in the prior employ of Pharmacopeia. Thereafter, at each annual stockholders meeting, each non-employee director with at least six months of service on the Pharmacopeia Board of Directors reelected to the Board will automatically be granted an option to purchase 5,000 shares of Pharmacopeia Common Stock.

EMPLOYMENT AGREEMENTS

  Effective November 1, 1997, Pharmacopeia and Joseph A. Mollica entered into a three-year employment agreement, subject to extension by mutual agreement, whereby Dr. Mollica is employed as Chairman of the Board of Directors and Chief Executive Officer. Pursuant to his agreement, Dr. Mollica receives a minimum annual base salary of $365,000, and is eligible to receive a discretionary bonus of up to 35% of his base salary. In the event Pharmacopeia terminates Dr. Mollica's employment without "cause," as defined in his agreement, Pharmacopeia will continue to pay as severance benefits his base salary, bonus and benefits for the earlier of (i) fifteen months or (ii) Dr. Mollica's obtaining full-time employment. Also, upon an acquisition of Pharmacopeia, if the successor acquiror fails to assume or observe the obligations of the agreement or if Dr. Mollica's employment is subsequently terminated without cause, Dr. Mollica will be entitled to full severance benefits.

  In June 1996, Pharmacopeia and Stephen A. Spearman entered into an agreement whereby Dr. Spearman is employed as Executive Vice President of Operations. Pursuant to his agreement, Dr. Spearman receives an annual base salary of $225,000 and is eligible for an annual bonus of up to 20% of his annual base salary to be awarded at the discretion of the Pharmacopeia Board of Directors. The agreement does not specify a term of employment. Dr. Spearman's agreement also provides that an interest free loan would be made available to assist Dr. Spearman with certain relocation expenses. Currently, there are no loans outstanding from Pharmacopeia to Dr. Spearman. In the event that Pharmacopeia terminates Dr. Spearman's employment without "cause," as defined in his agreement, between twelve months and twenty-four months from the date he commenced employment with Pharmacopeia, then Pharmacopeia will pay Dr. Spearman his base salary through the earlier of (i) the end of such twenty-four month period and
(ii) Dr. Spearman's obtaining full-time employment.

              PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO
             INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE
                        THEREUNDER TO 2,250,000 SHARES

  The Incentive Plan was approved by the Pharmacopeia Board of Directors and by the stockholders of Pharmacopeia in 1994, with a total of 750,000 shares of Pharmacopeia Common Stock reserved for issuance under the Incentive Plan. In 1996 and 1997, the Pharmacopeia Board of Directors and stockholders approved cumulative increases of 1,000,000 shares authorized for issuance under the Incentive Plan. Subject to stockholder approval, in January 1998, the Pharmacopeia Board of Directors approved an additional increase of 500,000 shares authorized for issuance under the Incentive Plan, increasing the total number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 1,750,000 to 2,250,000 shares. This proposed increase in the total number of shares of Pharmacopeia Common Stock available for issuance under the Incentive Plan equals approximately 4% of the total outstanding shares of Pharmacopeia Common Stock on the Pharmacopeia Record Date. A summary description of the Incentive Plan, as proposed to be amended, is attached as Annex 5 to this Joint Proxy Statement/Prospectus. Said summary is qualified in its entirety by the prospectus covering the shares available for issuance pursuant to the Incentive Plan, and by the full text of the Incentive Plan, copies of which may be obtained by Pharmacopeia's stockholders upon request to the Office of the Secretary of Pharmacopeia.

  As of January 31, 1998, options to purchase 1,340,440 shares of Pharmacopeia Common Stock (net of exercised and terminated options) had been granted under the Incentive Plan, 312,566 shares remained available for future option grants and 93,181 options had been exercised.

  The Pharmacopeia Board of Directors believes that this proposed increase in the number of shares authorized for issuance under the Incentive Plan is in the best interest of Pharmacopeia. The Pharmacopeia Board of Directors believes that this increase will provide an adequate reserve of shares for issuance under the Incentive Plan (unless the Merger is consummated), which is necessary to enable Pharmacopeia to compete successfully with other companies to attract and retain valuable employees.

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE FOR THE INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE INCENTIVE PLAN TO 2,250,000 SHARES OF PHARMACOPEIA COMMON STOCK.

              PROPOSAL TO AMEND THE 1994 INCENTIVE STOCK PLAN TO
             INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE
                 THEREUNDER TO 2,750,000 SHARES EFFECTIVE UPON
                          CONSUMMATION OF THE MERGER

  In addition to the authority sought to increase the number of shares of Pharmacopeia Common Stock authorized for issuance under the Incentive Plan to 2,250,000, Pharmacopeia is seeking the authority to increase the number of authorized shares to 2,750,000. This further increase would only take effect if the Merger is consummated. The Board of Directors of Pharmacopeia has approved this proposed amendment to the Incentive Plan because Pharmacopeia cannot be certain that the Merger will be approved and consummated. Therefore, Pharmacopeia cannot be certain how many employees it will have or how many shares of Pharmacopeia Common Stock should be authorized for issuance under the Incentive Plan. Pharmacopeia is seeking authority under the immediately preceding proposal for an increase in the number of shares authorized for issuance under the Incentive Plan that Pharmacopeia believes would be sufficient if Pharmacopeia does not acquire MSI.

Pharmacopeia is seeking authority under this proposal for an additional increase that would be necessary, and would take effect, only if the Merger is consummated. This proposed increase in the total number of shares of Pharmacopeia Common Stock available for issuance under the Incentive Plan, combined with the increase sought under the preceding proposal, would equal approximately 8% of the total outstanding shares of Pharmacopeia Common Stock on the Pharmacopeia Record Date and 5% of the total number of outstanding shares of Pharmacopeia Common Stock immediately after the Effective Time (assuming that the number of outstanding shares of Pharmacopeia Common Stock does not change between the Pharmacopeia Record Date and the Effective Time, and that all shares of Pharmacopeia Common Stock registered under the Registration Statement of which this Joint Proxy Statement/Prospectus forms a part are issued at the Effective Time).

  The Pharmacopeia Board of Directors believes that this proposed increase in the number of shares authorized for issuance under the Incentive Plan is in the best interest of Pharmacopeia. The Pharmacopeia Board of Directors believes that if the Merger is consummated, this increase will provide an adequate reserve of shares for issuance under the Incentive Plan, which is necessary to enable Pharmacopeia to compete successfully with other companies to attract and retain valuable employees.

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE FOR THE INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE INCENTIVE PLAN TO 2,750,000 SHARES OF PHARMACOPEIA COMMON STOCK, EFFECTIVE UPON CONSUMMATION OF THE MERGER.

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

  Management has selected Ernst & Young LLP ("Ernst & Young"), independent auditors, to audit the books, records and accounts of Pharmacopeia for the current fiscal year ending December 31, 1998.

  A representative of Ernst & Young is expected to be available at the Pharmacopeia Annual Meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

  THE PHARMACOPEIA BOARD OF DIRECTORS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE FOR APPROVAL AND RATIFICATION OF SUCH SELECTION. In the event of a negative vote on such ratification, the Board of Directors will reconsider its selection.

                   OTHER INFORMATION REGARDING PHARMACOPEIA

PERFORMANCE GRAPH

  The following is a line graph comparing the cumulative total return to stockholders of Pharmacopeia Common Stock from December 5, 1995 (the date of Pharmacopeia's initial public offering) through December 31, 1997 with the cumulative total return over such period of (i) The Nasdaq Stock Market (U.S. Companies) Index and (ii) the Dow Jones Biotechnology Industry Group Index. The information contained in the Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the Commission, nor shall such information be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that Pharmacopeia specifically incorporates it by reference to any such filing.


                          12/5/95      12/31/95      12/31/96     12/31/97

Pharmacopeia, Inc.           100        151.96        121.09        100

Dow Jones Biotechnology
 Industry Group Index        100        111.47        115.13        121.60

Nasdaq Market Index          100         99.63        123.81        151.45

ASSUMES $100 INVESTED ON DEC. 05, 1995
ASSUMES DIVIDENDS REINVESTED
FISCAL YEAR ENDING DECEMBER 31, 1997

                            EXECUTIVE COMPENSATION

COMPENSATION TABLES

  Summary Compensation Table. The following table sets forth the compensation awarded to, earned by or paid to the Chief Executive Officer and each of the other four most highly compensated executive officers of Pharmacopeia (the "Pharmacopeia Named Executive Officers") for services rendered to Pharmacopeia in each of the three fiscal years ended December 31, 1997:

                                                                  LONG-TERM COMPENSATION
                                    ANNUAL COMPENSATION                  AWARDS(1)
                              ----------------------------------- --------------------------
                                                                  RESTRICTED
                                                     OTHER ANNUAL    STOCK      SECURITIES      ALL OTHER
   NAME AND PRINCIPAL                                COMPENSATION   AWARDS       UNDERLYNG     COMPENSATION
        POSITION         YEAR SALARY($)  BONUS($)       ($)(2)      ($)(3)      OPTIONS(#)         ($)
   ------------------    ---- ---------  --------    ------------ -----------   ------------   ------------
Joseph A. Mollica....... 1997  362,833   140,000          --                --          50,000        --
 President and Chief     1996  336,875   135,000          --                --          55,000        --
 Executive Officer       1995  312,375   110,000          --                --          20,000        --
Stephen A. Spearman..... 1997  234,167    60,000          --                --          15,000    31,582(6)
 Executive Vice          1996   87,837(4) 55,000(5)       --                --          50,000   121,262(6)
 President of Operations
John J. Baldwin......... 1997  241,083    50,000          --                --          20,000        --
 Senior Vice President   1996  230,250    50,000          --                --          25,000        --
 of Chemistry            1995  221,263    42,000          --                --           7,500        --
Nolan H. Sigal.......... 1997  223,667    40,000          --                --          20,000        --
 Senior Vice President   1996  208,250    50,000          --                --          25,000        --
 of Drug Discovery       1995  199,333    42,000          --                --           7,500        --
Lewis J. Shuster........ 1997  199,008    50,000          --                --          20,000        --
 Executive Vice          1996  186,925    50,000          --                --          25,000        --
 President, Corporate    1995  174,000    44,000          --                --          15,000    49,424(6)
 Development & CFO

--------
(1) Pharmacopeia did not grant any stock appreciation rights or make any long-term incentive plan payments to any Pharmacopeia Named Executive Officer in 1995, 1996 or 1997.
(2) Unless otherwise disclosed, the value of certain perquisites or personal benefits is not included in the amounts disclosed because it did not exceed for any Pharmacopeia Named Executive Officer the lesser of either $50,000 or 10% of total annual salary and bonus reported for the Pharmacopeia Named Executive Officer.
(3) During 1995, 1996, and 1997 no shares of restricted Common Stock were awarded or sold to the Pharmacopeia Named Executive Officers. The restricted Common Stock was sold at a price which was equal to the then current market value as determined by the Board of Directors. The restricted shares of Common Stock are subject to a repurchase right of Pharmacopeia in the event these individuals' employment terminates. The repurchase right terminated with respect to one-fourth of the amount of the restricted Common Stock held by each Pharmacopeia Named Executive Officer one year after the individual's first date of employment, and terminated and will terminate at a rate of one-forty-eighth of the total amount for each month thereafter. Such restricted Common Stock is eligible to receive dividends at the same rate as those paid on Common Stock although Pharmacopeia has not declared or paid dividends on Common Stock. As of December 31, 1997, Dr. Mollica held 202,400 shares of restricted Common Stock with an aggregate value of $3,238,400, Dr. Baldwin held 135,750 shares of restricted Common Stock with an aggregate value of $2,172,000, Dr. Sigal held 123,400 shares of restricted Common Stock with an aggregate value of $1,974,400, and Mr. Shuster and Dr. Spearman held no shares of restricted Common Stock.
(4) Dr. Spearman became employed by Pharmacopeia in August 1996 at an annual salary of $225,000.
(5) Represents a $25,000 signing bonus and a $30,000 performance bonus.
(6) Represents relocation expenses.

  Option Grants in Last Fiscal Year. The following table sets forth each grant of stock options made during the year ended December 31, 1997 to each of the Pharmacopeia Named Executive Officers:

                                   % OF TOTAL                        POTENTIAL REALIZABLE VALUE AT
                         OPTIONS OPTIONS GRANTED                        ASSUMED ANNUAL RATE OF
                         GRANTED TO EMPLOYEES IN EXERCISE EXPIRATION    STOCK APPRECIATION FOR
      NAME                #(1)     FISCAL YEAR    PRICE      DATE           OPTION TERM(2)
      ----               ------- --------------- -------- ---------- -----------------------------
                                                                          5%             10%
                                                                     -----------------------------
Joseph A. Mollica....... 50,000         10%       $16.00    5/9/07   $     503,116 $     1,274,994
John J. Baldwin......... 20,000          4%       $16.00    5/9/07         201,246         509,998
Nolan H. Sigal.......... 20,000          4%       $16.00    5/9/07         201,246         509,998
Lewis J. Shuster........ 20,000          4%       $16.00    5/9/07         201,246         509,998
Stephen A. Spearman..... 15,000          3%       $16.00    5/9/07         150,935         382,498

--------
(1) The listed options become exercisable as follows: one-fourth of the total number of shares subject to the options are exercisable one year from the grant date and an additional one forty-eighth of the total number of shares are exercisable each full month thereafter based on the optionee's continuing to be employed by Pharmacopeia.
(2) Potential realizable value is based on an assumption that the stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on the requirements promulgated by the Commission and do not reflect Pharmacopeia's estimate of future stock price growth.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values. The following table sets forth for each of the Pharmacopeia Named Executive Officers options exercised during 1997 and the fiscal year-end value of unexercised options.

                          SHARES
                         ACQUIRED
                            ON       VALUE                                VALUE OF UNEXERCISED
                         EXERCISE REALIZED($)   NUMBER OF UNEXERCISED         IN-THE-MONEY
      NAME                 (#)        (1)      OPTIONS AT YEAR-END(#)   OPTIONS AT YEAR-END($)(1)
      ----               -------- ----------- ------------------------- -------------------------
                                              EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                              ----------- ------------- ----------- -------------
Joseph A. Mollica.......   --         --        32,395       92,605      $190,640     $104,560
John J. Baldwin.........   --         --        13,697       38,803        71,483       39,217
Nolan H. Sigal..........   --         --        13,697       38,803        71,483       39,217
Lewis J. Shuster........   --         --        63,685       55,315       843,260      293,820
Stephen A. Spearman.....   --         --        16,666       48,334           --           --

--------
(1) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.

REPORT OF THE COMPENSATION COMMITTEE

  The following is a report of the Compensation Committee of Pharmacopeia describing the compensation policies and rationale applicable to Pharmacopeia's executive officers with respect to the compensation paid to such executive officers for the year ended December 31, 1997. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Commission nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Pharmacopeia specifically incorporates it by reference into any such filing.

  The Compensation Committee (the "Committee") of the Pharmacopeia Board of Directors reviews and approves Pharmacopeia's executive compensation policies. The following is the report of the Committee describing the compensation policies and rationales applicable to Pharmacopeia's executive officers with respect to the compensation paid to such executive officers for the fiscal year ended December 31, 1997.

  Compensation Philosophy. Pharmacopeia's philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The primary goal of Pharmacopeia's executive compensation program is therefore to closely align the interests of the executive officers with those of Pharmacopeia's stockholders. To achieve this goal, Pharmacopeia seeks to offer its executive officers competitive compensation based upon their performance, and the performance of Pharmacopeia. The executive compensation program is designed to attract and retain executive talent that contributes to Pharmacopeia's long-term success, to reward the achievement of Pharmacopeia's short-term and long-term strategic goals, to recognize and reward individual contributions to Pharmacopeia's performance, and to link executive officer compensation and stockholder interests through equity-based plans. Pharmacopeia currently uses three integrated components--Base Salary, Variable Annual Incentives and Long-Term Incentives--to meet these goals.

  Base Salary. The base salary component of the total compensation is designed to compensate executives competitively within the industry. The Committee reviewed and approved fiscal 1997 base salaries for the Chief Executive Officer and other executive officers at the beginning of the fiscal year. Base salaries were established by the Committee based upon competitive compensation data, the executive's job responsibilities, level of experience, individual performance and contribution to the business. Executive officer base salaries have been targeted at or above the average rates paid by competitors to enable Pharmacopeia to attract, motivate, reward and retain highly skilled executives. In order to evaluate Pharmacopeia's competitive posture in the industry, the Committee reviewed and analyzed the compensation packages, including base salary levels, offered by other biotechnology and pharmaceutical companies. The competitive information was obtained from surveys prepared by consulting companies or industry associations (e.g., the Radford Biotechnology Compensation survey and the Top Five Data Services Report on Executive Compensation in the Biopharmaceutical Industry). In making base salary decisions, the Committee exercised its discretion and judgment based upon these factors. No specific formula was applied to determine the weight of each factor.

  Variable Annual Incentives. Variable incentive bonuses for executive officers are intended to reflect the Committee's belief that a portion of the compensation of each executive officer should be contingent upon the performance of Pharmacopeia as well as the individual contribution of each executive officer. To carry out this philosophy, Pharmacopeia has implemented a compensation policy (the "Compensation Policy") which compensates officers in the form of annual bonuses which may be paid in cash or, at the option of the officer, up to 25% in stock. At the beginning of fiscal 1997, the Committee established target bonuses for each executive officer relative to the officer's base salary. The Compensation Policy is intended to motivate and reward executive officers by directly linking the amount of any cash bonus to specific company-based performance targets and specific individual-based performance evaluations. Pharmacopeia-based performance goals are tied to different indicators of company performance, such as achievement of revenue, research and development, manufacturing, and other operating objectives. These company-based performance goals vary from year to year, are somewhat subjective in nature, and account for 50% of the bonus amount. The individual officer's performance goals account for 50% of the bonus amount, are tied to different indicators of the individual officer's performance (such as having achieved a research and development project milestone) and, except in the case of the Chief Executive Officer, are based upon the evaluation of the Chief Executive Officer. The Chief Executive Officer's achievement of individual performance goals is determined by the Committee. The Committee evaluates the achievement level of Pharmacopeia annual goals and approves a performance rating relative to the goals. At the beginning of each year, Pharmacopeia objectives are assigned a relative weighting factor to assist in the priority setting and subsequent evaluation of performance against objectives is conducted at the end of the year. This evaluation is subjective and is influenced by the Committee's perception of the importance of the various corporate goals. The aggregate amount of bonus payments can range from 50-150% of the total individual target amounts based upon achievement of individual goals, provided that if less than 75% of the annual Pharmacopeia objectives are met no bonus amounts will be paid. For 1997, the Board of Directors awarded Pharmacopeia's executive officers incentive bonuses based upon the officers and Pharmacopeia's having achieved the goals and objectives set for 1997 performance. The Committee believes that Pharmacopeia's Compensation Policy provides an excellent link between Pharmacopeia's performance and the incentives paid to executives.

  Long-Term Incentives. The Committee provides Pharmacopeia's executive officers with long-term incentive compensation through grants of stock options under Pharmacopeia's 1994 Incentive Stock Plan and the opportunity to purchase stock under the 1995 Employee Stock Purchase Plan (the "Purchase Plan"). The Pharmacopeia Board of Directors believes that stock options provide Pharmacopeia's executive officers with the opportunity to purchase and maintain an equity interest in Pharmacopeia and to share in the appreciation of the value of Pharmacopeia Common Stock. The Pharmacopeia Board of Directors believes that stock options directly motivate an executive to maximize long-term stockholder value. The options also utilize vesting periods (generally four years) that encourage key executives to continue in the employ of Pharmacopeia. All options granted to executive officers to date have been granted at the fair market value of Pharmacopeia Common Stock on the date of grant. The Pharmacopeia Board of Directors considers the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of Pharmacopeia's long-term strategic performance goals. Long-term incentives granted in prior years are also taken into consideration. The Committee has not yet made a determination with respect to long-term incentive grants based on 1997 performance.

  Pharmacopeia established the Purchase Plan both to encourage employees to continue in the employ of Pharmacopeia and to motivate employees through ownership interest in Pharmacopeia. Under the Purchase Plan, employees, including officers, may have up to 10% of their earnings withheld for purchases of Pharmacopeia Common Stock on certain dates specified by the Pharmacopeia Board of Directors. The price of Pharmacopeia Common Stock purchased will be equal to 85% of the lower of the fair market value of the Pharmacopeia Common Stock on the date of commencement of participation in each six-month offering period or on each specified purchase date.

  Chief Executive Officer Compensation. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Joseph A. Mollica's base salary for 1997 was set at $365,000. Dr. Mollica's base salary was established in part by comparing the base salaries of chief executive officers at other biotechnology and pharmaceutical companies of similar size. In 1997, Dr. Mollica was granted options to purchase 50,000 shares of Pharmacopeia Common Stock based on 1996 performance. The Compensation Committee has not yet made a determination with respect to option grants to Dr. Mollica based on 1997 performance. Under the Compensation Policy, Dr. Mollica received a $140,000 bonus for 1997 performance, which performance exceeded the goals and objectives set by the Pharmacopeia Board of Directors at the beginning of 1997. Dr. Mollica's total compensation was based on Pharmacopeia's accomplishments and his contribution thereto, including the proactive acquisition strategy launched during 1997, culminating in the executed Merger Agreement with MSI. In addition, in 1997, Dr. Mollica was instrumental in (i) attracting new executive talent and directors to Pharmacopeia, (ii) signing a Collaboration and License Agreement with Bristol-Myers Squibb Company ("BMS") pursuant to which BMS undertook sponsorship of internal research program(s), and (iii) Pharmacopeia's exceeding 1997 financial measurements in terms of lower expenses, lower net loss and a significantly improved balance sheet and earnings per share.

SECTION 162(m)

  The Board has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to Pharmacopeia's executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance-based. Pharmacopeia has adopted a policy that, where reasonably practicable, Pharmacopeia will seek to qualify the variable compensation paid to its executive officers for an exemption from the deductibility limitations of Section 162(m).

  In approving the amount and form of compensation for Pharmacopeia's executive officers, the Committee will continue to consider all elements of the cost to Pharmacopeia of providing such compensation, including the potential impact of Section 162(m).

                                          Respectfully submitted by:

                                          COMPENSATION COMMITTEE

                                          Frank Baldino, Jr., Ph.D.
                                          Samuel D. Colella
                                          Gary E. Costley, Ph.D.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  On the basis of reports and representations submitted by or on behalf of the directors, executive officers and ten percent stockholders of Pharmacopeia, all Forms 3, 4 and 5 showing ownership of and change of ownership in Pharmacopeia's equity securities during 1997 were timely filed with the Commission as required by Section 16 (a) of the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee during 1997 were Samuel D. Colella, Gary E. Costley and Frank Baldino since July, 1997. No such member of the Compensation Committee was a former or current officer or employee of Pharmacopeia.

CERTAIN TRANSACTIONS

  In 1997, Pharmacopeia and Schering-Plough Corporation (the beneficial owner of more than 5% of Pharmacopeia Common Stock) agreed to extend the Schering-Plough collaboration agreement for one year. As a result, during December 1997, Schering-Plough paid Pharmacopeia $3.8 million towards research funding and other amounts expected to become due to Pharmacopeia during 1998.

STOCKHOLDER PROPOSALS FOR THE 1999 ANNUAL MEETING OF PHARMACOPEIA STOCKHOLDERS

  It is currently anticipated that the 1999 Annual Meeting of Stockholders of Pharmacopeia will be held in May 1999. Stockholder proposals intended to be presented at such meeting must be received by Pharmacopeia not later than January 13, 1999.

                 INDEX TO MSI CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Public Accountants................................. F-1
Consolidated Balance Sheets as of December 31, 1996 and 1997............. F-2
Consolidated Statements of Income for the Years Ended December 31, 1995,
 1996 and 1997........................................................... F-3
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1995, 1996 and 1997........................................ F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997..................................................... F-5
Notes to Consolidated Financial Statements............................... F-6

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Molecular Simulations Incorporated:

  We have audited the accompanying consolidated balance sheets of Molecular Simulations Incorporated (a Delaware Corporation) and subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Molecular Simulations Incorporated and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

San Diego, California
February 4, 1998

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
Current assets:
  Cash and cash equivalents................................ $ 14,509  $ 15,019
  Trade receivables, net of allowance for doubtful accounts
   of $496 in 1996 and
   $466 in 1997............................................   16,178    19,424
  Deferred tax asset.......................................    1,600     2,100
  Prepaid expenses and other current assets................    2,888     2,781
                                                            --------  --------
    Total current assets...................................   35,175    39,324
Long-term assets:
  Property and equipment, net..............................    1,511     2,267
  Software development costs, net of accumulated
   amortization of $4,208 in 1996 and $5,813 in 1997.......    3,099     3,437
  Investment in joint venture..............................    1,019     1,013
  Other assets.............................................      461       423
                                                            --------  --------
    Total assets........................................... $ 41,265  $ 46,464
                                                            ========  ========
Current liabilities:
  Accounts payable......................................... $  1,634  $  2,476
  Accrued liabilities......................................   12,930    15,568
  Current portion of deferred revenue......................   15,731    13,254
  Current portion of note payable..........................      600       700
                                                            --------  --------
    Total current liabilities..............................   30,895    31,998
Long-term liabilities:
  Note payable, net of current portion.....................    1,400       700
  Other long-term liabilities..............................      446       440
  Deferred revenue, net of current portion.................    1,136     1,067
                                                            --------  --------
    Total long-term liabilities............................    2,982     2,207
                                                            --------  --------
    Total liabilities......................................   33,877    34,205
Commitments and contingencies
Stockholders' equity:
  Series A convertible preferred stock, $0.01 par value--
   authorized:
   2,222,223 shares; issued and outstanding: 2,222,223
   shares..................................................       22        22
  Common stock, $0.001 par value--authorized:
   25,000,000 shares; issued and outstanding: 9,651,654
   shares in 1996 and
   9,791,633 shares in 1997 ...............................       10        10
  Class B convertible nonvoting common stock, $0.001 par
   value--authorized: 1,500,000 shares; issued and
   outstanding: 1,307,445 shares in 1996 and
   1,246,882 shares in 1997................................        1         1
  Additional paid-in capital...............................   39,388    39,498
  Accumulated deficit......................................  (31,534)  (26,084)
  Cumulative translation adjustment........................     (499)   (1,188)
                                                            --------  --------
    Total stockholders' equity.............................    7,388    12,259
                                                            --------  --------
    Total liabilities and stockholders' equity............. $ 41,265  $ 46,464
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEARS ENDED DECEMBER 31,
                                                     -------------------------
                                                       1995     1996    1997
                                                     --------  ------- -------
Revenue:
  Software licenses................................. $ 14,482  $19,739 $23,658
  Service and other.................................   11,165   21,344  25,450
  Hardware..........................................    4,473    6,178   7,566
                                                     --------  ------- -------
    Total revenue...................................   30,120   47,261  56,674
                                                     --------  ------- -------
Cost of revenue:
  Software licenses.................................    2,709    2,517   3,512
  Hardware..........................................    3,900    5,242   6,720
                                                     --------  ------- -------
    Total cost of revenue...........................    6,609    7,759  10,232
                                                     --------  ------- -------
    Gross profit....................................   23,511   39,502  46,442
Operating expenses:
  Sales, marketing and customer support.............   12,003   17,359  18,471
  Research and development..........................    7,603   12,834  12,663
  General and administrative........................    3,383    5,609   7,488
  Acquired in-process research and development......    6,500      --      --
  Restructuring charge..............................    4,519      --      --
  Impairment of capitalized software................    1,142      --      --
                                                     --------  ------- -------
    Total operating expenses........................   35,150   35,802  38,622
                                                     --------  ------- -------
Operating income (loss).............................  (11,639)   3,700   7,820
Interest and other income, net......................      319      368     126
                                                     --------  ------- -------
Income (loss) before provision for income taxes.....  (11,320)   4,068   7,946
Provision for income taxes..........................      560    1,471   2,496
                                                     --------  ------- -------
Net income (loss)................................... $(11,880) $ 2,597 $ 5,450
                                                     ========  ======= =======
Basic net income (loss) per share................... $  (2.28) $  0.27 $  0.56
                                                     ========  ======= =======
Diluted net income (loss) per share................. $  (2.28) $  0.17 $  0.35
                                                     ========  ======= =======
Weighted average common stock outstanding--basic....    5,206    9,531   9,709
                                                     ========  ======= =======
Weighted average common stock and common stock
 equivalents outstanding--diluted...................    5,206   15,160  15,567
                                                     ========  ======= =======

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                             SERIES A                         CLASS B
                            CONVERTIBLE                     CONVERTIBLE
                          PREFERRED STOCK    COMMON STOCK  COMMON STOCK   ADDITIONAL             CUMULATIVE
                          -----------------  ------------- --------------  PAID-IN   ACCUMULATED TRANSLATION
                          SHARES    AMOUNT   SHARES AMOUNT SHARES  AMOUNT  CAPITAL     DEFICIT   ADJUSTMENT   TOTAL
                          --------  -------  ------ ------ ------  ------ ---------- ----------- ----------- --------
Balance, December 31,
 1994...................     2,222   $   22  3,587   $ 4     --     $--    $29,121    $(22,251)    $   (82)  $  6,814
Stock issued in
 connection with
 Purchase of company....       --       --   5,776     6   1,468       1    10,126         --          --      10,133
Exercise of stock
 options and Warrants...       --       --      46   --      --      --         33         --          --          33
Translation adjustment..       --       --     --    --      --      --        --          --           49         49
Net Loss................       --       --     --    --      --      --        --      (11,880)        --     (11,880)
                          --------   ------  -----   ---   -----    ----   -------    --------     -------   --------
Balance, December 31,
 1995...................     2,222       22  9,409    10   1,468       1    39,280     (34,131)        (33)     5,149
Conversion of Class B
 Common Stock...........       --       --     160   --     (160)    --        --          --          --         --
Exercise of stock
 options and Warrants...       --       --      83   --      --      --        108         --          --         108
Translation adjustment..                                                                              (466)      (466)
Net Income..............       --       --     --    --      --      --        --        2,597         --       2,597
                          --------   ------  -----   ---   -----    ----   -------    --------     -------   --------
Balance, December 31,
 1996...................     2,222       22  9,652    10   1,308       1    39,388     (31,534)       (499)     7,388
Conversion of Class B
 Common Stock...........       --       --      61   --      (61)    --        --          --          --         --
Exercise of stock
 options and Warrants...       --       --      79   --      --      --        110         --          --         110
Translation adjustment..       --       --     --    --      --      --        --          --         (689)      (689)
Net Income..............       --       --     --    --      --      --        --        5,450         --       5,450
                          --------   ------  -----   ---   -----    ----   -------    --------     -------   --------
Balance, December 31,
 1997...................     2,222   $   22  9,792   $10   1,247    $  1   $39,498    $(26,084)    $(1,188)  $ 12,259
                          ========   ======  =====   ===   =====    ====   =======    ========     =======   ========


  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEARS ENDED DECEMBER 31,
                                                    --------------------------
                                                      1995     1996     1997
                                                    --------  -------  -------
Cash flows from operating activities:
 Net income (loss)................................. $(11,880) $ 2,597  $ 5,450
 Adjustments to reconcile net income (loss) to net
  cash provided by
  (used in) operating activities:
  Depreciation and amortization....................    2,250    2,531    2,985
  Charge for acquired in-process research and
   development.....................................    6,500      --       --
  Impairment of capitalized software...............    1,142      --       --
  Equity in undistributed earnings of joint
   venture.........................................      (67)     (55)       6
  Changes in assets and liabilities, net of
   businesses acquired:
   Accounts receivable.............................   (5,936)  (1,347)  (3,246)
   Other current assets............................      717   (1,912)    (393)
   Accounts payable................................      244     (840)     842
   Accrued liabilities.............................    4,146    2,941    2,830
   Deferred revenue................................    4,693    3,859   (2,546)
   Other...........................................     (380)     (29)      37
   Other liabilities...............................      --       --        (6)
                                                    --------  -------  -------
    Net cash provided by operating activities......    1,429    7,745    5,959
                                                    --------  -------  -------
Cash flows from investing activities:
 Purchase of property and equipment, net...........     (319)    (756)  (2,216)
 Increase in capitalized software development
  costs............................................   (2,210)  (1,520)  (1,923)
 Cash proceeds from acquisition....................    6,262      --       --
                                                    --------  -------  -------
    Net cash provided by (used in) investing
     activities....................................    3,733   (2,276)  (4,139)
                                                    --------  -------  -------
Cash flows from financing activities:
 Principal payments under capital lease
  obligations......................................     (180)    (373)    (193)
 Proceeds from exercise of stock options and
  warrants.........................................       35      108      110
 Payments on note payable..........................     (400)    (600)    (600)
 Net repayments under lines of credit..............     (150)     --       --
                                                    --------  -------  -------
    Net cash used in financing activities..........     (695)    (865)    (683)
                                                    --------  -------  -------
Exchange rate effects on cash......................       49     (466)    (627)
                                                    --------  -------  -------
Net increase in cash...............................    4,516    4,138      510
Cash and cash equivalents, beginning of year.......    5,855   10,371   14,509
                                                    --------  -------  -------
Cash and cash equivalents, end of year............. $ 10,371  $14,509  $15,019
                                                    ========  =======  =======
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
  Interest......................................... $     61  $    44  $   148
                                                    ========  =======  =======
  Income taxes..................................... $    531  $   817  $ 1,555
                                                    ========  =======  =======
Supplemental disclosure of noncash investing and
 financing activities:
 Stock issued in connection with acquisitions...... $ 10,133  $   --   $   --
                                                    ========  =======  =======
 Fixed assets acquired under capital leases........ $    139  $    34  $   425
                                                    ========  =======  =======
 Realization of the benefit of certain Biosym net
  operating loss carryforwards through the
  reduction of goodwill by approximately $983 and
  capitalized software by approximately $617....... $    --   $ 1,600  $   --
                                                    ========  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  Molecular Simulations Incorporated and Subsidiaries (the "Company") was incorporated in June 1984 to develop and market integrated molecular modeling systems and technical information systems. The Company designs, develops, markets and supports computer software products for the pharmaceutical, biotechnology, chemical, petrochemical and materials industries and also offers consulting, training and maintenance services in support of its customers' use of its software products. Distribution of Company products is primarily through a direct sales force and foreign distributors.

2. SIGNIFICANT ACCOUNTING POLICIES

  The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying notes to consolidated financial statements.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Molecular Simulations Incorporated and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company has a 50 percent ownership interest in a joint venture, which is accounted for under the equity method.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  The Company recognizes revenue from licenses of computer software provided that a customer signed purchase order has been obtained, a noncancelable license agreement has been signed, the software and related documentation has been shipped, no material uncertainties regarding customer acceptance exist, collection of the resulting receivable is deemed probable and no other significant obligations by the Company exist. Prepaid post contract support and maintenance ("PCS") revenue bundled with software license agreements is unbundled using objective, vendor specific evidence. PCS revenue is recognized over the related license period, which is generally one year. PCS services and other revenue generated from consulting, training and software customization sold separately from license agreements are recognized as the services are performed.
  Under certain circumstances, the Company sells computer hardware to a licensee that is used to run the Company's software products. In these instances, the Company typically orders the hardware from an unrelated vendor and records revenue upon shipment of the hardware to the licensee by the vendor.
  Cost of license revenue consists primarily of royalty expense for software licensed to the Company, amortization of capitalized software development costs, and product media, documentation, packaging and freight expenses. Cost of service and other revenue is immaterial and is included in the cost of license revenue. Service personnel costs are included in sales, marketing and customer support expenses.
  The Company earns revenue under product development and consortia agreements wherein several unrelated parties enter into a joint product development agreement with the Company. The Company's product development and consortia agreements are generally one to three years in length, require an annual fee and

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES contain progressive milestones. The Company recognizes consortia development revenue under such agreements on a straight-line basis over the life of the agreement. The Company is not required to deliver specified products under the agreements and the consortia fees are non-refundable. If the Company is successful in developing products under the product development and consortia agreements described above, a non-transferable license is typically awarded to the consortia members. For the years ended December 31, 1995, 1996 and 1997, the Company recognized revenue totaling approximately $1,641,000, $4,777,000 and $4,613,000, respectively, under such product development and consortia agreements, which is included in service and other revenue.

 Concentrations of Risk

  The Company purchases substantially all hardware products it sells to its licensees from a single vendor. Management believes that other vendors could be identified who could provide the Company and its licensees with similar hardware products at comparable terms.

  Financial instruments that potentially subject the Company to concentrations of risk consist primarily of cash equivalents. The Company licenses its products primarily to corporations, including value added resellers and academic institutions, serving a wide variety of domestic and foreign markets. The Company extends credit to its licensees based on its evaluation of the customer's financial condition, generally without requiring a deposit or collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for estimated losses.

  During 1997, international sales accounted for approximately 49% of the Company's revenues, 33% of which is derived from the Company's foreign subsidiaries as disclosed in note 13. The Company expects that international sales will continue to account for a significant portion of the Company's revenue in future periods. The Company's international sales are generally denominated in foreign currencies. Losses on the conversion of foreign-denominated receivables into U.S. dollars could have a material adverse effect on the Company's financial statements.

  The Company conducts business in the Asia/Pacific region, selling its products principally through TMSI, its Japanese joint venture. Certain East Asian countries are currently experiencing severe economic turmoil represented by depressed business conditions and volatility in local currencies. During 1997, the Company had sales of $8.5 million in the region, of which $7.7 million were in Japan. The balance of $800,000 consists of sales throughout the remainder of the region. Thus, the Company's principal risk from conducting business in Asia occurs as a result of business conditions in Japan and currency fluctuations in the Yen. Any significant decline in the Japanese economy or the value of its currency could have a material adverse impact on the Company.

 Disclosures about Fair Value of Financial Instruments

  FSAS 107, "Disclosures about Fair Value of Financial Instruments" requires companies to disclose the fair value of financial instruments, including both assets and liabilities recognized and not recognized, in its consolidated financial statements. It is management's opinion that the carrying amounts reflected in the accompanying consolidated financial statements for such instruments are reasonably estimated at their related fair values.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of highly liquid instruments with a maturity of three months or less when purchased.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

 Property and Equipment

  Property and equipment are recorded at cost. The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts estimated to allocate the costs of the property and equipment over their estimated useful lives. The estimated useful lives are as follows:

     ASSET CLASSIFICATION                                           USEFUL LIFE
     --------------------                                          -------------
     Equipment.................................................... 3-5 years
     Leasehold improvements....................................... Life of Lease
     Purchased Software........................................... 3 years
     Equipment under capital leases............................... Life of lease

  Maintenance and repairs are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

 Intangibles

  Software Development Costs

  Product development costs related to the Company's software products are expensed as incurred until technological feasibility has been established. Thereafter, the Company capitalizes computer software development costs in accordance with Statement of Financial Accounting Standards No. 86 (SFAS 86), "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The Company amortizes such costs using the greater of (a) the ratio that current gross revenues for a product bears to the total of current and estimated future gross revenues for that product, and (b) the estimated product life, not to exceed three years from the date on which the product is available for general release. The Company capitalized approximately $2,210,000, $1,520,000 and $1,923,000 in 1995, 1996 and 1997, respectively.
Included in the accompanying consolidated statements of operations for 1995, 1996 and 1997, respectively, is approximately $1,123,000, $902,000 and $1,585,000 of amortization expense related to capitalized software.

  The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated life of its assets. The criteria used for these evaluations include management's estimates of the assets continuing ability to generate income from operations and positive cash flow in future periods, as well as the strategic significance of its intangible assets to the Company's business objectives. During the year ended December 31, 1995, the Company expensed approximately $1,142,000 of previously capitalized software development costs in order to recognize an impairment of this asset as determined by management.

 Foreign Currency Translation

  The Company translates certain of its accounts and the financial statements of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards No. 52 (SFAS No. 52), "Foreign Currency Translation". In translating the accounts of the foreign subsidiaries into U.S. dollars, assets and liabilities are translated at the rate of exchange in effect at year-end. Resulting translation adjustments are reflected as a separate component of stockholders' equity as a cumulative translation adjustment. Revenue and expense accounts are translated using the weighted average exchange rate in effect during the year. Transaction gains and losses are reflected in the results of operations.

 Computation of Net Income (Loss) Per Share

  Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are included in the per share

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES calculations where the effect of the inclusion would be dilutive. Dilutive common equivalent shares consist of the incremental common shares issuable upon conversion of convertible preferred stock and convertible common stock using the "if converted" method and incremental shares issuable upon the exercise of stock options and warrants using the modified treasury stock method in all periods.

  Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128) is effective for financial statements issued for periods ending after December 15, 1997. SFAS 128 replaces APB Opinion No. 15, Earnings Per Share. SFAS 128 simplifies the computation of EPS by replacing the presentation of primary EPS with a presentation of basic EPS. It requires dual presentation of basic and diluted EPS by entities with complex capital structures. The Company has restated all periods to conform with SFAS 128.

 Earnings Per Share

  Earnings per share is calculated as follows:

                                                    DECEMBER 31, 1997
                                           -----------------------------------
                                             INCOME       SHARES     PER SHARE
                                           (NUMERATOR) (DENOMINATOR)  AMOUNT
                                           ----------- ------------- ---------
   Basic EPS:
     Income available to common
      shareholders........................   $5,450        9,709       $0.56
     Stock options........................      --         2,357         --
     Conversion of Class B common stock...      --         1,279         --
     Conversion of preferred stock........      --         2,222         --
                                             ------       ------       -----
   Diluted EPS:
     Income available to common
      stockholders plus assumed
      conversions.........................   $5,450       15,567       $0.35
                                             ======       ======       =====
                                                    DECEMBER 31, 1996
                                           -----------------------------------
                                             INCOME       SHARES     PER SHARE
                                           (NUMERATOR) (DENOMINATOR)  AMOUNT
                                           ----------- ------------- ---------
   Basic EPS:
     Income available to common
      shareholders........................   $2,597        9,531       $0.27
     Stock options........................      --         2,019         --
     Conversion of Class B common stock...      --         1,388         --
     Conversion of preferred stock........      --         2,222         --
                                             ------       ------       -----
   Diluted EPS:
     Income available to common
      stockholders plus assumed
      conversions.........................   $2,597       15,160       $0.17
                                             ======       ======       =====

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. If it is more likely than not that some portion or all of the deferred tax asset will not be realized, a valuation allowance is recognized.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

 Recent Accounting Pronouncements

  In June 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2: "Software Revenue Recognition", which is effective for transactions entered into for fiscal years beginning after December 15, 1997. The Company has reviewed the statement of position and determined that its consolidated financial statements for each of the three years in the period ended December 31, 1997 are, in all material respects, in compliance with the provisions of the statement of position.

  In December 1997, the Company adopted Statement of Financial Accounting Standards No. 129 (SFAS 129) "Disclosure of Information about Capital Structure." This statement establishes standards for disclosure information about an entity's capital structure. This statement is effective for financial statements for periods ending after December 15, 1997. The adoption of SFAS No. 129, in fiscal 1997, had no impact on the Company's results of operations or financial position.

  Statement of Financial Accounting Standards No. 130, "Reporting
Comprehensive Income" (SFAS 130) is effective for financial statements beginning after December 15, 1997. SFAS 130 requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS 130 beginning in the first quarter of the 1998.

  Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131) is effective for fiscal years beginning after December 15, 1997. This statement requires reporting certain information about operating segments in annual and interim period financial statements. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Company operates in one segment. The adoption of SFAS 131 will have no impact on the Company.

  In November 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", which establishes a fair-value-based method of accounting for stock compensation plans with employees and others. As permitted, the Company has not adopted the recognition and measurement aspects of SFAS 123, but has adopted the disclosure requirements of SFAS 123 effective January 1, 1996. See note 9.

3. ACQUISITIONS

  On August 15, 1995, the Company acquired 100 percent of the outstanding shares of common stock of Biosym Technologies, Inc. (Biosym) from Corning Incorporated (See note 9), Biosym's sole shareholder, in exchange for 50 percent of the Company's fully diluted equity, consisting of 5,776,558 shares of common stock and 1,467,825 shares of non-voting common stock valued at approximately $10,133,000. The Company was treated as the acquiring corporation in the transaction on the basis of a number of factors, including the fact that the pre acquisition stockholders retained control of the seven person, post acquisition Board of Directors. The pre acquisition shareholders retained the right to nominate three directors plus the Chief Executive Officer (the "MSI directors") and Corning retained the right to nominate three directors. Additionally, Corning is required to vote all of its shares of the Company in accordance with a majority of the MSI Board of Directors on any matter submitted to the Board of Directors requiring a shareholder vote. Corning also maintains no control over the voting rights of the MSI directors.

  The acquisition was accounted for as a purchase and accordingly, the results of operations of Biosym have been included in the consolidated financial statements of the Company since August 16, 1995. The purchase price has been allocated to the net assets acquired based on an independent appraisal of, among other things, the

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES acquired capitalized software and the acquired in-process research and development. A summary of the net assets acquired, after allocation of purchase price, at August 15, 1995 is as follows (in thousands):

     Tangible assets:
       Current assets (including cash of approximately $6,262)........ $  8,585
       Property and equipment.........................................    2,119
       Other assets...................................................    3,309
                                                                       --------
                                                                         14,013
     Intangible assets:
       Capitalized software...........................................    1,000
       Acquired in-process research and development...................    6,500
       Goodwill.......................................................    1,300
                                                                       --------
                                                                          8,800
         Total assets acquired........................................   22,813
     Liabilities assumed..............................................  (12,680)
                                                                       --------
         Net assets acquired.......................................... $ 10,133
                                                                       ========

  Acquired in-process research and development represents the present value of the estimated cash flows expected to be generated by the Biosym related technology, which at the acquisition date had not yet reached the point of technological feasibility and does not have an alternative future use. Therefore, in accordance with generally accepted accounting principles, acquired in-process research and development of approximately $6,500,000 was written off and charged to operations during the year ended December 31, 1995.

  During 1996 the Company realized the tax benefit of certain Biosym net operating loss carryforwards and concurrently recorded a $1,600,000 reduction in goodwill and capitalized software. (See note 6).

  The accompanying consolidated statements of operations reflect the operating results of Biosym since the effective date of the acquisition. Pro forma unaudited consolidated operating results of the Company and Biosym for the year ended December 31, 1995, are summarized below (in thousands):

                                                                        1995
                                                                     -----------
                                                                     (UNAUDITED)
        Revenue.....................................................  $ 46,758
        Operating loss..............................................   (15,234)
        Net loss....................................................   (16,398)

  These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments such as the expensing of the acquired in-process research and development costs and additional goodwill amortization. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisition been in effect on January 1, 1995 or of future results of operations of the consolidated entities.

4. RESTRUCTURING CHARGE

  During 1995, the Company commenced a formal plan of restructuring. The plan was initiated primarily as a result of the Company's acquisition of Biosym which resulted in, among other things, excess facilities and

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES personnel, duplicate projects in process and duplicate systems and processes worldwide. A summary of the restructuring charge is as follows (in thousands):

        Reductions in personnel......................................... $1,287
        Facility consolidation..........................................  2,387
        Elimination of duplicate products and systems...................    337
        Other...........................................................    508
                                                                         ------
                                                                         $4,519
                                                                         ======

  During 1996 substantially all activities related to the restructuring were completed. There were no material variations from the amounts originally accrued.

5. BALANCE SHEET COMPONENTS

  Following is a summary of property and equipment at December 31, 1996 and 1997 (in thousands):

                                                                1996     1997
                                                               -------  -------
     Equipment................................................ $ 4,006  $ 4,743
     Purchased software.......................................     227      579
     Equipment under capital leases...........................     278      514
     Leasehold improvements...................................     257      584
                                                               -------  -------
                                                                 4,768    6,420
     Less: accumulated depreciation and amortization..........  (3,257)  (4,153)
                                                               -------  -------
                                                               $ 1,511  $ 2,267
                                                               =======  =======

  Following is a summary of accrued liabilities at December 31, 1996 and 1997
(in thousands):

                                                                1996     1997
                                                               -------  -------
     Payroll and other compensation........................... $ 5,310  $ 4,109
     Commissions..............................................   1,933    2,360
     Royalties................................................     624    1,041
     Income and other accrued taxes...........................   2,013    4,975
     Other....................................................   3,050    3,083
                                                               -------  -------
                                                               $12,930  $15,568
                                                               =======  =======

6. INCOME TAXES

  The provision for income taxes consists of the following:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                        1995    1996     1997
                                                       --------------- --------
                                                            (IN THOUSANDS)
     Current tax provision:
       Federal........................................ $  --  $     47 $  1,637
       State..........................................    --        59      480
       Foreign........................................    560    1,365      913
                                                       ------ -------- --------
                                                          560    1,471    3,030
                                                       ------ -------- --------
     Deferred tax provision:
       Federal........................................    --       --      (381)
       State..........................................    --       --      (153)
                                                       ------ -------- --------
                                                          --       --      (534)
                                                       ------ -------- --------
         Total provision.............................. $  560 $  1,471 $  2,496
                                                       ====== ======== ========

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before taxes as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996     1997
                                                   --------  --------  --------
                                                        (IN THOUSANDS)
   Tax provision (benefit) at statutory rate.....  $ (3,849) $  1,383  $ 2,701
   State tax, net of federal benefit.............      (653)      244      477
   Increase in valuation allowance...............     4,502       --       --
   Foreign taxes provided at rates other than the
    U.S. statutory rate..........................       --        250      --
   Foreign taxes other than income...............       560     1,111      --
   Tax benefit of utilization of U.S. and foreign
    operating losses.............................       --     (1,635)    (701)
   Other.........................................       --        118       19
                                                   --------  --------  -------
   Provision for income taxes....................  $    560  $  1,471  $ 2,496
                                                   ========  ========  =======

  The components of deferred tax assets (liabilities) are as follows:

                                                         DECEMBER 31,
                                                   --------------------------
                                                     1995     1996     1997
                                                   --------  -------  -------
                                                        (IN THOUSANDS)
   Deferred tax assets:
     Net operating loss carryforwards............. $ 10,264  $ 2,923  $ 2,641
     Research and development and other tax
      credits.....................................    2,062       79      800
     Accrued liabilities..........................    2,358    2,153    2,203
     Other........................................      164      --       --
                                                   --------  -------  -------
                                                     14,848    5,155    5,644
   Less:
   Deferred tax liability:
     Depreciation and amortization................   (1,498)    (776)    (825)
                                                   --------  -------  -------
     Net asset before valuation allowance.........   13,350    4,379    4,819
     Valuation allowance..........................  (13,350)  (2,779)  (2,719)
                                                   --------  -------  -------
     Net deferred tax asset....................... $    --   $ 1,600  $ 2,100
                                                   ========  =======  =======

  As of December 31, 1997, the Company has net operating loss carryforwards of approximately $7,768,000 for federal tax reporting purposes, respectively. The federal net operating losses and credits expire through 2011.

  The Federal Tax Code contains provisions that may limit the federal net operating loss carryforwards available to be used in any given year if a significant change in ownership interests, as defined, occurs. Such a change in ownership occurred in 1995. As a result, federal net operating losses incurred prior to August 15, 1995, which amount to approximately $7,768,000, are limited in their availability to offset any future federal taxable income. The Company is subject to a 10% withholding tax on software revenue earned in Japan. The withholding tax expense is reported as current foreign taxes.

  Realization of certain components of the net deferred tax asset is dependent on the Company generating sufficient taxable income prior to expiration of net operating loss and credit carryforwards. Although realization is not assured, management believes that it is more likely than not that some or all of the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are changed. Also, as noted

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES above, under Federal tax law, certain potential changes in ownership of the Company may limit annual future utilization of these carryforwards. Accordingly, a valuation allowance on the net deferred tax asset has been recorded as of December 31, 1995, 1996 and 1997. The net deferred tax asset of $2,100,000 represents the estimated benefit from the reversal of temporary differences, which management currently believes the Company will, more likely than not, realize in the future. The net operating loss benefit relates principally to carryforward losses acquired in the Biosym acquisition. Accordingly, goodwill and other intangible assets acquired in the Biosym transaction have been reduced concurrent with recognizing the aforementioned tax asset.

7. LINE OF CREDIT

  In January 1998, the Company entered into $4.0 million credit arrangement with a bank consisting of a $2.0 million revolving line of credit and a $2.0 million equipment financing line of credit. The equipment line of credit provides for a one-year advance period requiring interest only payments. Thereafter, the outstanding balance will be repaid in 48 monthly installments. All borrowings under the credit arrangement bear interest at the prime rate. The credit agreement contains restrictive covenants, including maintenance of certain liquidity and profitability levels and is secured by substantially all of the Company's assets.

  The Company had a $1,200,000 working capital line of credit that expired in February 1996. Borrowings under the line of credit bore interest at the bank's prime rate plus 3/4% and were collateralized by substantially all of the Company's assets. No amounts were outstanding under any line of credit arrangement at December 31, 1996 or 1997.

8. NOTE PAYABLE

  In 1993, the Company entered into a software development agreement (the Agreement) with Teijin Limited ("Teijin"--see note 11) whereby Teijin agreed to fund the Company's development of new products through loans, up to an aggregate of $3,000,000. Upon the execution of this agreement, $2,000,000 was received from Teijin. The remaining $1,000,000 was received in 1994 as the Company began shipment of a specified product.

  In connection with this loan, the Company is obligated to repay the debt at the rate of 4% of the Company's net software margin, as defined in the Agreement. The Agreement contains the following cumulative minimum repayments, to be paid on April 1, of the respective periods:

                                                                       MINIMUM
                                                                      CUMULATIVE
        YEAR                                                          REPAYMENTS
        ----                                                          ----------
        1995......................................................... $  400,000
        1996.........................................................  1,000,000
        1997.........................................................  1,600,000
        1998.........................................................  2,300,000
        1999.........................................................  3,000,000

9. STOCKHOLDERS' EQUITY

 Convertible Preferred Stock

  In 1994, the Board of Directors authorized the issuance of 2,222,223 shares of Series A, $0.01 par value, convertible preferred stock (Series A preferred stock). The Series A preferred stock is entitled to vote on an as-converted basis with common stock as one class. Series A preferred stock is entitled to dividends, when and if declared, at the same rate as dividends with respect to the Company's common stock. Each share of Series A preferred stock is convertible at the option of the holder into one share of common stock. The Series A preferred

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES stock automatically converts to common stock upon the closing of an initial public offering of the Company's common stock in which the Company receives aggregate gross proceeds of at least $10,000,000. Series A preferred stock has a preference over common stock, in the event of a liquidation, dissolution or winding up of the Company, in an amount equal to the greater of (i) $2.70 per share, subject to adjustment, or (ii) such amount per share as would be payable had such shares been converted into common stock. The Company is required to reserve shares of its authorized common stock equal to the amount required upon conversion of all Series A preferred stock.

 Nonvoting Common Stock

  In 1995, the Board of Directors authorized 1,500,000 shares of Class B, $0.001 par value, nonvoting common stock (Class B Common stock) and concurrently issued 1,467,825 shares of stock. The dividend and liquidation rights of the holders of the Class B Common stock are subject to and qualified by the rights of the holders of the Series A preferred stock. The Class B Common stock is nonvoting, except as required by applicable law. No dividends may be declared or paid on the Class B Common stock.

  Subject to certain terms and conditions, each share of Class B Common stock is convertible into one share of common stock at any time after a conversion event. Conversion events include 1) the issuance of additional shares of common stock or convertible preferred stock to parties other than Corning Incorporated and its transferees, such that, after such issuance, the total number of shares of common stock plus shares resulting from the conversion of preferred stock held by Corning Incorporated and its transferees is equal to or less than forty percent of the total number of then issued and outstanding shares of common stock plus shares of shares resulting from the conversion of preferred stock into common stock or 2) the consummation of any acquisition of the Company or substantially all of its assets by a third party or a merger with a third party pursuant to which (i) the Company is not the surviving corporation and (ii) the shares of capital stock of the Company are exchanged or converted into less than a majority of the surviving corporation's shares of capital stock. Nonvoting common stock is automatically converted into of common stock upon the closing of an underwritten initial public offering of the Company's common stock in which the Company receives aggregate gross proceeds of at least $10,000,000.

  In the event of dissolution or liquidation of the Company, whether voluntary or involuntary, common stock and Class B Common stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any of then outstanding preferred stock. In any such dissolution or liquidation of the Company, the assets available for distribution to the holders of common stock and Class B Common stock shall be distributed in equal amounts per share and without preference or priority to either the common stock or the Class B Common stock.

 Common Stock

  Common stock consists of 25,000,000, $0.001 par value, authorized voting shares.

 Registration Rights

  Under the terms of an investor rights agreement, certain of the Company's common stockholders may require the Company to file a registration statement under the Securities Act with respect to their shares. Generally, the Company is required to bear all registration and selling expenses incurred in connection with any such registrations.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

 Stock Plans

  The Board of Directors has established the Incentive Stock Option Plan, the Supplemental Stock Option Plan, The 1996 Stock Plan and the 1996 Equity Incentive Plan. The Company has reserved 4,000,000 shares of common stock for issuance under the combined stock plans.

 Incentive Stock Option Plan

  Under the Incentive Stock Option Plan, options may be granted to employees at a price not less than the fair market value of the stock at the date of grant. Options under this plan generally vest at 25 percent per year over a four year period. Options typically expire 10 years after issuance.

 Supplemental Stock Option Plan

  Under the Supplemental Stock Option Plan, non qualified options may be granted at the discretion of the Board of Directors to non employees, employees, directors and consultants at not less than 85% of the fair market value of the stock at the date of grant. Options under this plan generally vest at 25 percent per year over a four year period. Options typically expire 10 years after issuance.

 The 1996 Stock Plan

  In May 1996, the Company implemented a stock option plan for employees and others, to attract, retain and reward key employees and providers to the Company, by offering such persons stock options of the Company. The plan provides for the issuance of qualified and nonqualified stock options. Under this plan, options are granted at an exercise price equal to the fair value of the Company's common stock, have 10 year terms, and typically vest at 25 percent per year over a four year period.

 1996 Equity Incentive Plan

  In November 1996 the Board approved the 1996 Equity Incentive Plan. Options granted under the previous plans will remain outstanding in accordance with their terms. The 1996 Equity Incentive Plan provides for the grant of incentive stock option awards to employees and non-qualified options and certain other direct stock awards to employees and non-employee directors and consultants. The term of stock options granted under the plan may not exceed 10 years. The exercise price of incentive stock options granted under the plan may not be less than 100% of the fair market value of common stock on the date of grant. The exercise price of non-qualified options may not be less than 85% of the fair market price on the date of grant. Options under the plan generally vest at a rate of at least 20% per year.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

 Stock Option Plan Activity

  The following tables summarize stock option plan activity for the years ended December 31, 1995, 1996 and 1997 under the combined stock plans:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                        SHARES    EXERCISE PRICE
                                                       ---------  --------------
   Outstanding, December 31, 1994..................... 1,199,040      $0.75
     Granted.......................................... 2,253,896       0.75
     Exercised........................................   (44,818)      0.75
     Terminated.......................................  (115,484)      0.75
                                                       ---------      -----
   Outstanding, December 31, 1995..................... 3,292,634       0.75
     Granted..........................................   149,124       1.00
     Exercised........................................  (123,024)      0.79
     Terminated.......................................   (82,910)      0.80
                                                       ---------      -----
   Outstanding, December 31, 1996..................... 3,235,824       0.97
     Granted..........................................   365,895       4.52
     Exercised........................................   (79,416)      0.90
     Terminated.......................................  (202,090)      1.35
                                                       ---------      -----
   Outstanding, December 31, 1997..................... 3,320,213      $1.33
                                                       =========      =====
   Exercisable, December 31, 1997..................... 1,868,165      $1.12
                                                       =========      =====

  As permitted, the Company has adopted the disclosure only provisions of SFAS No. 123 effective January 1, 1996. Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at date of grant for 1995, 1996 and 1997 awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings per share would have been as indicated in the pro forma amounts below (in thousands, except per share amounts):

                                                          1995     1996   1997
                                                        --------  ------ ------
   Net income (loss)--as reported...................... $(11,880) $2,597 $5,450
   Net income (loss)--pro forma........................ $(11,924) $2,400 $5,180
   Basic earnings (loss) per share--as reported........ $  (2.28) $ 0.27 $ 0.56
   Basic earnings (loss) per share--pro forma.......... $  (2.29) $ 0.25 $ 0.53
   Diluted earnings (loss) per share--as reported...... $    --   $ 0.17 $ 0.35
   Diluted earnings (loss) per share--pro forma........ $    --   $ 0.16 $ 0.33

  Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997: risk free interest rate of 5.35%, expected option life of 6 years, expected volatility of zero percent and a dividend rate of zero. The weighted average fair value of options granted in 1995, 1996 and 1997 was $0.68, $1.64 and $1.33, respectively.

10. COMMITMENTS AND CONTINGENCIES

 Leasing Agreements

  The Company has both operating and capital lease commitments for certain facilities and equipment which expire through 2002.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  The future commitments under these leases as of December 31, 1997 are summarized as follows (in thousands):

                                                                       OPERATING
                                                                        LEASES
                                                                       ---------
        Year Ending December 31,
          1998........................................................  $1,169
          1999........................................................     888
          2000........................................................     230
          2001........................................................     114
          2002........................................................      10
                                                                        ------
        Total minimum lease payments..................................  $2,411
                                                                        ======

  Capital lease obligations amounted to $187,000 and $421,000 in total at December 31, 1996 and 1997, respectively. Rent expense was approximately $855,000, $1,063,000 and $965,000 in 1995, 1996 and 1997, respectively.

 Royalties

  The Company pays royalties to approximately forty five partners for the worldwide licenses to enhance and market certain software developed at universities, corporations and other institutions. A majority of the royalty agreements are long term or perpetual in nature and the royalty obligations thereunder are generally based on a percentage of revenues derived from certain software licenses plus associated revenues from post contract support and maintenance. The royalty agreements require quarterly payments and generally do not limit the maximum royalty amount under the agreement. Certain agreements contain provisions for quarterly and annual minimum royalty payments or a minimum per unit royalty. During 1998, the Company is required to pay minimum royalties of approximately $368,000. The Company paid royalties under these agreements of approximately $281,000, $606,000 and $1,333,000 in 1995, 1996 and 1997, respectively. Approximately $647,000, 701,000 and $1,304,000 of royalty expense related to royalty agreements is included in license cost of revenue for the year ended December 31, 1995, 1996 and 1997, respectively. Based on existing royalty agreements the Company expects to incur significant future royalty obligations.

 Litigation

  In the ordinary course of business, the Company is subject to claims and, from time to time, is named in various legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to any pending actions will not materially affect the financial position or results of operations of the Company.

11. JOINT VENTURE AGREEMENT

  In February 1992, the Company formed a joint venture with Teijin, with each company owning 50% of a Japanese company, Teijin Molecular Simulations Incorporated (TMSI), formed for the purpose of marketing, distributing, licensing, selling and supporting the Company's products in Japan. Each company invested 100,000,000 Japanese yen ($750,000 at February 1992) to form TMSI. Translation gains or losses related to the Company's investment in TMSI have been immaterial for all periods presented. The Company had product sales to TMSI of approximately $2,111,000, $5,924,000 and $8,478,000 in 1995, 1996
and 1997, respectively. The products are shipped directly to the end user by the Company.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

  The Company uses the equity method of accounting for the joint venture. Condensed financial information of TMSI as of and for the years ended September 30, is as follows (in thousands):

                                                                    1996   1997
                                                                   ------ ------
                                                                    (UNAUDITED)
     Current assets............................................... $5,425 $4,790
     Non-current assets...........................................    642    583
     Current liabilities..........................................  4,028  3,353
     Stockholders' equity.........................................  2,039  2,020
     Revenue......................................................  6,490 11,067
     Operating income.............................................    267    848
     Net income...................................................    110    343

12. EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) Plan (the Plan) covering substantially all employees meeting minimum service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan allows for the Company to make discretionary matching contributions as determined by a committee of the Board of Directors. No discretionary contribution was provided in 1995 and the Company provided for a contribution of $250,000 and $230,000 in 1996 and 1997, respectively.

13. GEOGRAPHIC OPERATIONS

  The Company operates exclusively in a single industry segment, the molecular modeling and simulation software industry. A summary of the Company's operations by geographic area is presented below (in thousands):

                                                        1995     1996    1997
                                                      --------  ------- -------
   Revenues
     United States................................... $ 22,161  $34,111 $37,921
     Europe..........................................    7,959   13,150  18,753
                                                      --------  ------- -------
                                                      $ 30,120  $47,261 $56,674
                                                      ========  ======= =======
   Operating profit (loss)
     United States................................... $(11,739) $   884 $ 8,020
     Europe..........................................      100    2,816    (200)
                                                      --------  ------- -------
                                                      $(11,639) $ 3,700 $ 7,820
                                                      ========  ======= =======
   Identifiable assets
     United States................................... $ 26,594  $26,366 $34,844
     Europe..........................................    7,558   14,899  11,620
                                                      --------  ------- -------
                                                      $ 34,152  $41,265 $46,464
                                                      ========  ======= =======

  Operating profit (loss) is computed using net sales less operating expenses and does not include interest, other income and income taxes. General corporate expenses primarily located in the United States have been included in determining operating profit (loss). Revenue in the category United States includes export sales, primarily to TMSI, the Company's sales and distribution entity for Japan and the Asia/Pacific region. Export sales totaled $8,305,000, $12,228,000 and $8,980,000 in 1995, 1996 and 1997, respectively.

              MOLECULAR SIMULATIONS INCORPORATED AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


14. SUBSEQUENT EVENTS

 Merger with Pharmacopeia

  On February 4, 1998 the Company signed a definitive merger agreement with Pharmacopeia. The merger is structured as a tax-free reorganization whereby Pharmacopeia will issue approximately 7.0 million new shares of common stock for all of the issued and outstanding stock of the Company. The merger will be accounted for as a pooling of interests and is subject to shareholder and other regulatory approvals. The transaction is expected to be completed in the second quarter of 1998.

                                                                         ANNEX 1

--------------------------------------------------------------------------------

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     AMONG:

                               PHARMACOPEIA, INC.
                            A DELAWARE CORPORATION;

                         MICRO ACQUISITION CORPORATION,
                          A DELAWARE CORPORATION; AND

                       MOLECULAR SIMULATIONS INCORPORATED
                             A DELAWARE CORPORATION

                               ----------------

                          DATED AS OF FEBRUARY 4, 1998

                               ----------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
 Section 1. Description Of Transaction.................................   1
    1.1   Merger of Merger Sub into the Company.......................    1
    1.2   Effect of the Merger........................................    1
    1.3   Closing; Effective Time.....................................    1
          Certificate of Incorporation and Bylaws; Directors and
    1.4   Officers....................................................    2
    1.5   Conversion of Shares........................................    2
    1.6   Closing of the Company's Transfer Books.....................    2
    1.7   Exchange of Certificates....................................    3
    1.8   Appraisal Rights............................................    4
    1.9   Tax Consequences............................................    4
    1.10  Accounting Consequences.....................................    4
    1.11  Further Action..............................................    4
 Section 2. Representations And Warranties Of The Company..............   4
    2.1   Due Organization; Subsidiaries; Etc. .......................    5
    2.2   Certificate of Incorporation and Bylaws; Records............    5
    2.3   Capitalization, Etc. .......................................    5
    2.4   Financial Statements........................................    6
    2.5   Absence of Changes..........................................    6
    2.6   Title to Assets; Equipment; Real Property...................    7
    2.7   Proprietary Assets..........................................    7
    2.8   Contracts...................................................    8
    2.9   Compliance with Legal Requirements..........................    8
    2.10  Governmental Authorizations.................................    9
    2.11  Tax Matters.................................................    9
    2.12  Employee Benefit Plans......................................   10
    2.13  Environmental Matters.......................................   11
    2.14  Insurance...................................................   12
    2.15  Related Party Transactions..................................   12
    2.16  Legal Proceedings; Orders...................................   12
    2.17  Authority; Binding Nature of Agreement......................   12
    2.18  Vote Required...............................................   13
    2.19  Non-Contravention; Consents.................................   13
    2.20  Financial Advisor...........................................   13
    2.21  Employees...................................................   13
 Section 3. Representations And Warranties Of Parent And Merger Sub....  14
    3.1   Due Organization, Standing and Power........................   14
    3.2   Capitalization, Etc. .......................................   14
    3.3   SEC Filings; Financial Statements...........................   15
    3.4   Absence of Changes..........................................   15
    3.5   Proprietary Assets..........................................   15
    3.6   Contracts...................................................   16
    3.7   Compliance with Legal Requirements..........................   16
    3.8   Governmental Authorizations.................................   16
    3.9   Employee Benefit Plans......................................   17
    3.10  Environmental Matters.......................................   17
    3.11  Insurance...................................................   18
    3.12  Legal Proceedings; Orders...................................   18
    3.13  Authority; Binding Nature of Agreement......................   18
    3.14  Vote Required...............................................   18

                                                                           PAGE
                                                                           ----
    3.15  Non-Contravention; Consents....................................   18
    3.16  Financial Advisor..............................................   19
    3.17  Valid Issuance.................................................   19
 Section 4. Certain Covenants Of The Parties..............................  19
    4.1   Access and Investigation.......................................   19
    4.2   Operation of the Company's Business............................   20
    4.3   Operation of Parent's Business.................................   21
    4.4   No Solicitation................................................   22
 Section 5. Additional Covenants Of The Parties...........................  23
    5.1   Registration Statement; Joint Proxy Statement..................   23
    5.2   Stockholders' Meetings.........................................   24
    5.3   Regulatory Approvals...........................................   24
    5.4   Stock Options..................................................   25
    5.5   Indemnification of Officers and Directors......................   25
    5.6   Pooling of Interests; Tax Free Reorganization..................   26
    5.7   Additional Agreements..........................................   26
    5.8   Disclosure.....................................................   26
    5.9   Affiliate Agreements...........................................   27
    5.10  Tax Matters....................................................   27
    5.11  Parent Plans and Benefit Arrangements..........................   27
    5.12  Nasdaq Quotation...............................................   27
    5.13  Resignation of Directors.......................................   27
    5.14  Election to Board of Directors.................................   27
    5.15  FIRPTA Matters.................................................   27
 Section 6. Conditions Precedent to Obligations of Parent and Merger Sub..  27
    6.1   Accuracy of Representations....................................   27
    6.2   Performance of Covenants.......................................   28
    6.3   Effectiveness of Registration Statement........................   28
    6.4   Stockholder Approval...........................................   28
    6.5   Agreements and Documents.......................................   28
    6.6   Quotation......................................................   28
    6.7   No Restraints..................................................   28
    6.8   HSR Act........................................................   29
    6.9   Material Adverse Change........................................   29
    6.10  Compliance Certificate.........................................   29
 Section 7. Conditions Precedent To Obligations Of The Company............  29
    7.1   Accuracy of Representations....................................   29
    7.2   Performance of Covenants.......................................   29
    7.3   Effectiveness of Registration Statement........................   29
    7.4   Stockholder Approval...........................................   29
    7.5   Agreements and Documents.......................................   29
    7.6   Quotation......................................................   30
    7.7   No Restraints..................................................   30
    7.8   HSR Act........................................................   30
    7.9   Material Adverse Change........................................   30
    7.10  Compliance Certificate.........................................   30
 Section 8. Termination...................................................  30
    8.1   Termination....................................................   30
    8.2   Effect of Termination..........................................   31
    8.3   Termination Fee; Expenses......................................   31

                                                                           PAGE
                                                                           ----
 Section 9. Miscellaneous Provisions......................................  32
    9.1   Amendment......................................................   32
    9.2   Waiver.........................................................   32
    9.3   No Survival of Representations and Warranties..................   32
    9.4   Entire Agreement; Counterparts; Applicable Law.................   32
    9.5   Assignability..................................................   33
    9.6   Notices........................................................   33
    9.7   Cooperation....................................................   34
    9.8   Construction...................................................   34
    9.9   Titles.........................................................   34
    9.10  Sections and Exhibits..........................................   34

                                    EXHIBITS

 Exhibit A--Certain Definitions...........................................
 Exhibit B--Form of Affiliate Agreement...................................
 Exhibit C--Form of Opinion of Cooley Godward LLP.........................
 Exhibit D--Form of Opinion of Dechert Price & Rhoads.....................
 Exhibit E--Form of Tax Representation Letters............................

                              AGREEMENT AND PLAN
                         OF MERGER AND REORGANIZATION

  THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of February 4, 1998, by and among: PHARMACOPEIA, INC., a Delaware corporation ("Parent"); MICRO ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and MOLECULAR SIMULATIONS INCORPORATED, a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.

                                   RECITALS

  A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

  B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For accounting purposes, it is intended that the Merger be treated as a "pooling of interests."

  C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger.

                                   AGREEMENT

  The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. Description of Transaction

  1.1 Merger of Merger Sub Into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable law, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

  1.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

  1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121-2128 or at such other place as the parties may agree, at 10:00 a.m. on a date to be specified by the parties (the "Closing Date"), which (subject to the satisfaction or waiver of the conditions set forth in Sections 6 and 7) shall be no later than the second business day after satisfaction of the latest to occur of the conditions set forth in Sections 6.4, 6.6, 6.8, 7.4,
7.6 and 7.8. Contemporaneously with or as promptly as practicable after the Closing, a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the "Effective Time").


                                      1-1

  1.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

    (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Certificate of Incorporation of Merger Sub in the form filed with the Secretary of State of the State of Delaware on January 9, 1998, except that the name of the Surviving Corporation will be Molecular Simulations Incorporated;

    (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

    (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

  1.5 Conversion of Shares.

  (a) Subject to Sections 1.5(c) and 1.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

    (i) any shares of Company Capital Stock then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled;

    (ii) any shares of Company Capital Stock then held by Parent, Merger Sub or any other subsidiary of Parent shall be canceled;

    (iii) except as provided in clauses "(i)" and "(ii)" above and subject to
  Section 1.5(b), each share of Company Capital Stock then outstanding shall be converted into .5292 of a share of Parent Common Stock (as adjusted pursuant to Section 1.5(b), the "Exchange Ratio") upon surrender of the certificate representing such share of Company Capital Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in
  Section 1.7); and

    (iv) each share of the common stock, par value $.01 per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

  (b) Subject to Section 4.2, if, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

  (c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. In lieu of such fractional shares, any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder's Company Stock Certificate(s), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the last reported bid price of a share of Parent Common Stock on the Nasdaq on the date the Merger becomes effective.

  1.6 Closing of the Company's Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Capital Stock (a "Company Stock

                                      1-2

Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

  1.7 Exchange of Certificates.

  (a) Prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1 and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

  (b) As soon as practicable after the Effective Time, the Exchange Agent will mail to the holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Subject to Section 1.5(c), upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a)(iii), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by this
Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. Neither Parent nor the Exchange Agent shall require the owner of such lost, stolen or destroyed Company Stock Certificate to provide a bond as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. In the event of a transfer of ownership of Company Capital Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the certificate representing such Company Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid.

  (c) Any portion of the Exchange Fund that remains undistributed to former stockholders of the Company six months after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any former stockholders of the Company who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

  (d) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Capital Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

                                      1-3

  (e) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

  1.8 Appraisal Rights.

  (a) Notwithstanding anything to the contrary contained in this Agreement, Appraisal Shares (as defined in Section 1.8(c)) shall not be converted into or represent the right to receive Parent Common Stock in accordance with Section 1.5(a) (or cash in lieu of fractional shares in accordance with Section 1.5(c)), and each holder of Appraisal Shares shall be entitled only to such rights with respect to such Appraisal Shares as may be granted to such holder in Section 262 of the DGCL. From and after the Effective Time, a holder of Appraisal Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any holder of Appraisal Shares shall fail to perfect or shall waive, rescind, withdraw or otherwise lose such holder's right of appraisal under Section 262 of the DGCL, then (i) any right of such holder to require the Company to purchase the Appraisal Shares for cash shall be extinguished and (ii) such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Parent Common Stock in accordance with
Section 1.5(a) (and cash in lieu of any fractional share in accordance with Section 1.5(c)).

  (b) The Company (i) shall give Parent prompt written notice of any demand by any stockholder of the Company for appraisal of such stockholder's shares of Company Capital Stock pursuant to the DGCL and of any other notice, demand or instrument delivered to the Company pursuant to the DGCL, and (ii) shall give Parent's Representatives the opportunity to participate in all negotiations and proceedings with respect to any such notice, demand or instrument. The Company shall not make any payment or settlement offer with respect to any such notice or demand unless Parent shall have consented in writing to such payment or settlement offer.

  (c) For purposes of this Agreement, "Appraisal Shares" shall refer to any shares of Company Capital Stock outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and who properly demand appraisal of such shares pursuant to, and who comply with the applicable provisions of, Section 262 of the DGCL.

  1.9 Tax Consequences. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

  1.10 Accounting Consequences. For accounting purposes, the Merger is intended to be treated as a "pooling of interests."

  1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

Section 2. Representations and Warranties of the Company

  The Company represents and warrants to Parent and Merger Sub that, except as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the "Company Disclosure Schedule"):


                                      1-4

  2.1 Due Organization; Subsidiaries; Etc.

  (a) The Company owns no shares of capital stock of, or equity interest of any nature in, any Entity, other than as set forth in Part 2.1(a)(i) of the Company Disclosure Schedule (the "Subsidiaries") and as set forth in Part 2.1(a)(ii) of the Company Disclosure Schedule. (The Company and the Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations"). None of the Acquired Corporations has agreed or is obligated to make any future investment in or capital contribution to any Entity other than an Acquired Corporation.

  (b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

  (c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of the jurisdictions where the nature of its business requires such qualification and where the failure to so qualify will have a Material Adverse Effect on the Acquired Corporations. Each such jurisdiction is listed in Part 2.1(c) of the Company Disclosure Schedule.

  2.2 Certificate of Incorporation and Bylaws; Records. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation and bylaws of the Company, including all amendments thereto. The Company has made available to Parent accurate and complete copies in all material respects of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of the Company and the board of directors and all committees of the board of directors of the Company.

  2.3 Capitalization, Etc.

  (a) The authorized capital stock of the Company consists of: (i) 25,000,000 shares of Company Common Stock, of which 9,805,135 shares have been issued and are outstanding as of the date of this Agreement; (ii) 1,500,000 shares of Company Class B Common Stock, of which 1,246,882 shares have been issued and are outstanding as of the date of this Agreement; and (iii) 2,222,223 shares of Company Preferred Stock, all of which have been designated "Series A Convertible Preferred Stock," of which 2,222,223 shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and non-assessable.

  (b) As of the date of this Agreement: 3,188,587 shares of Company Common Stock are reserved for future issuance pursuant to stock options granted and outstanding. (Stock options granted by the Company pursuant to its stock option plans are referred to in this Agreement as "Company Options.") The Company has delivered or made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company (or any of its predecessors) has ever granted stock options. Part 2.3(b) of the Company Disclosure Schedule accurately sets forth as of February 3, 1998 the names of all persons who held outstanding Company Options, and sets forth for each person as of February 3, 1998 (i) the plans under which Company Options have been issued to such person, (ii) the number of vested Company Options held by such person and (iii) a vesting schedule for the unvested Company Options held by such person.

  (c) Except for the Company Options and as set forth in Part 2.3(c) of the Company Disclosure Schedule, as of the date of this Agreement, there is no:
(i) outstanding subscription, option, call, warrant or right to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or will become convertible into or exchangeable for any shares of the capital stock or other securities of the Company (except for the 1,246,882 shares of Company Class B Common Stock outstanding as of the date of this Agreement, which are convertible into 1,246,882 shares of Company Common Stock and the

                                      1-5

2,222,223 shares of Company Preferred Stock outstanding as of the date of this Agreement, which are convertible into 2,222,223 shares of Company Common Stock); or (iii) Contract under which the Company is or will become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

  (d) The outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

  (e) Except as set forth in Part 2.3(e) of the Company Disclosure Schedule, none of the awards, grants or other agreements pursuant to which the Company Options were issued have provisions which accelerate the vesting or right to exercise such options upon the execution of this Agreement, the consummation of the transactions contemplated hereby or any other change of control or similar event.

  (f) The Company is not party to any Acquired Corporation Contract that obligates it to, and is not otherwise obligated to, repurchase or redeem any of its issued securities. Except as set forth in Part 2.3(f) of the Company Disclosure Schedule, there is no voting trust or other arrangement to which the Company or any Subsidiary is a party with respect to the voting of the Company Capital Stock.

  2.4 Financial Statements.

  (a) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company Financial Statements"):

    (i) the audited consolidated balance sheets of the Company as of December 31, 1996 and 1995, and the related audited consolidated statements of operations, statements of stockholders' equity and statements of cash flows of the Company for the years ended December 31, 1996, 1995 and 1994, together with the notes thereto and the unqualified report of Arthur Andersen LLP relating thereto; and

    (ii) the unaudited consolidated balance sheet of the Company as of September 30, 1997 (the "Company Unaudited Interim Balance Sheet"), and the related unaudited consolidated statement of operations and a statement of cash flows of the Company for the nine months then ended.

  (b) The Company Financial Statements present fairly, in all material respects, the consolidated financial position of the Acquired Corporations as of the respective dates thereof and the consolidated results of operations and cash flows of the Acquired Corporations for the periods covered thereby. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude).

  (c) Except for liabilities or obligations which are accrued or reserved in the Company Financial Statements (or reflected in the Notes thereto) or which were incurred after September 30, 1997 in the ordinary course of business, the Company has no liabilities or obligations (accrued or contingent) of a nature required by GAAP to be reflected in a balance sheet or that would be required to be disclosed in footnotes that would be required pursuant to Article 10 of Regulation S-X promulgated by the SEC in connection with the filing with the SEC of a quarterly report on Form 10-Q.

  (d) Part 2.4(d) of the Company Disclosure Schedule is an aged list of the Company's accounts receivable as of September 30, 1997. The Company's accounts receivable arose in the ordinary course of business for goods or services delivered or rendered, constitute only valid, undisputed claims and are not subject to counterclaims or setoffs.

  2.5 Absence of Changes. Between September 30, 1997 and the date of this Agreement, none of the Acquired Corporations has:

    (a) sold or transferred any material portion of its assets or any material portion of the interests in such portion other than sales of the Company's products in the ordinary course of business;

                                      1-6

    (b) suffered any material loss, or material interruption in use, of any asset or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God;

    (c) made any material change in the nature of its business or operations;

    (d) without limitation by the enumeration of any of the foregoing, entered into any material transaction other than sales or licenses of the Company's products and services;

    (e) incurred any liabilities other than in the ordinary course of business; or

    (f) suffered any adverse change with respect to its business or financial condition which has had a Material Adverse Effect on the Acquired Corporations.

  2.6 Title to Assets; Equipment; Real Property. The Acquired Corporations own, and have good, valid and marketable title to, the assets purported to be owned by them and which are material to the Acquired Corporations or to the conduct of their business. Except as set forth in Part 2.6 of the Company Disclosure Schedule, such assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (x) any lien for current taxes not yet due and payable and (y) liens that have arisen in the ordinary course of business and that do not materially detract from the value of the assets subject thereto or materially impair the operations of the Acquired Corporations. The material items of equipment and other tangible assets owned by or leased to the Acquired Corporations are adequate for the uses to which they are being put and are in good condition and repair (ordinary wear and tear excepted). None of the Acquired Corporations owns or leases any real property or any material interest in real property, except for the leaseholds created under the real property leases included in Part 2.8 of the Company Disclosure Schedule.

  2.7 Proprietary Assets.

  (a) The Acquired Corporations own or have a valid right to use and exploit the intellectual property in the Acquired Corporation Proprietary Assets. Except as set forth in Part 2.7(a)(i) of the Company Disclosure Schedule, none of the Acquired Corporations jointly owns with any other Person any Acquired Corporation Proprietary Asset (i) that an Acquired Corporation purports to own and (ii) that is material to the business of the Acquired Corporations. Except as set forth in Part 2.7(a)(ii) of the Company Disclosure Schedule, as of December 31, 1997, there is no Acquired Corporation Contract pursuant to which any Acquired Corporation has granted any Person other than another Acquired Corporation any right (whether or not currently exercisable) to sublicense, commercially distribute or otherwise market any Acquired Corporation Proprietary Asset.

  (b) The Acquired Corporations have taken commercially reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of the Acquired Corporation Proprietary Assets (except Acquired Corporation Proprietary Assets whose value would be unimpaired by public disclosure). No current or former officer, director, stockholder, employee, consultant or independent contractor has any ownership right with respect to any Acquired Corporation Proprietary Asset.

  (c) To the Knowledge of the Company: (i) all patents, trademarks, service marks and copyrights that are registered with any Governmental Body and held by any of the Acquired Corporations are valid and subsisting; (ii) none of the Acquired Corporation Proprietary Assets, the use thereof in the Acquired Corporations' business activities or the conduct of the Acquired Corporations' business as presently conducted infringes any Proprietary Asset owned or used by any other Person; and (iii) no other Person is infringing any Acquired Corporation Proprietary Asset.

  (d) The Acquired Corporation Proprietary Assets, together with agreements for the license to an Acquired Corporation of software generally available to the public, constitute all the material Proprietary Assets necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. None of the Acquired Corporations has (i) licensed any of the Acquired Corporation Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability (A) to exploit fully any material Acquired Corporation Proprietary Assets or (B) to transact business in any market or geographical area or with any Person.

                                      1-7

  (e) Except as otherwise provided in Part 2.7(e) of the Company Disclosure Schedule, the Company has maintained the source code of the Acquired Corporation Proprietary Assets and no third party has a copy of the source code for any Acquired Corporation Proprietary Assets that the Company purports to own.

  (f) The Acquired Corporation Proprietary Assets are Year 2000 Compliant. For purposes of this Agreement, "Year 2000 Compliant" means that the Acquired Corporation Proprietary Assets which have an internal calendar or a requirement to manipulate, store, compare or sequence dates (i) will accurately manage, manipulate, input, accept, process, store and output dates up to, including and following January 1, 2000 without adversely affecting the operability of the Acquired Corporation Proprietary Assets or the utility of the data produced therefrom and (ii) will accurately process date/time data from the year 1999 into the year 2000.

  (g) Part 2.7(g) of the Company Disclosure Schedule sets forth all patents that have been issued to an Acquired Corporation, patent applications that have been filed by an Acquired Corporation and trademarks that have been registered by an Acquired Corporation and the jurisdictions in which such patents have been issued, patent applications have been filed and trademarks have been registered.

  (h) With respect to the in-license agreements identified in Part 2.7(h) of the Company Disclosure Schedule and the software licensed to an Acquired Corporation pursuant thereto (the "Identified In-License Software"), such in-license agreements provide an Acquired Corporation with sufficient rights for such Acquired Corporation to license to its customers for their use the Acquired Corporation's current commercially released products that incorporate the Identified In-License Software.

  2.8 Contracts.

  (a) Part 2.8 of the Company Disclosure Schedule identifies each Acquired Corporation Contract as of December 31, 1997.

  (b) The Company has delivered or made available to Parent accurate and complete copies of the written Contracts identified in Part 2.8 of the Company Disclosure Schedule, including the amendments thereto. Each Contract identified in Part 2.8 of the Company Disclosure Schedule is valid and in full force and effect.

  (c) Except as set forth in Part 2.8 of the Company Disclosure Schedule:

    (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract, except where such violations, breaches or defaults have not had and will not have a Material Adverse Effect on the Acquired Corporations;

    (ii) none of the Acquired Corporations has executed any written amendments of any Acquired Corporation Contract;

    (iii) none of the Acquired Corporations has waived in writing any of its material rights under any Material Contract; and

    (iv) since September 30, 1997, none of the Acquired Corporations has received any written cancellation or notice of non-renewal of any Material Contract that in 1997 generated revenue for any of the Acquired
  Corporations in an amount greater than $500,000.

  2.9 Compliance With Legal Requirements. Each of the Acquired Corporations is in compliance with applicable Legal Requirements, except where the failure to comply with such Legal Requirements will not have a Material Adverse Effect on the Acquired Corporations. Except as disclosed in Part 2.9 of the Company Disclosure Schedule, none of the Acquired Corporations has received (i) at any time since January 1, 1995, any notice or written communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) prior to January 1, 1995 any such notice or communication that remains pending. To the Knowledge of the Company, no investigation or review of any of the Acquired

                                      1-8

Corporations by any Governmental Body is pending or threatened, other than those which would not reasonably be expected to result in a Material Adverse Effect on the Acquired Corporations.

  2.10 Governmental Authorizations. The Acquired Corporations hold the Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted and in compliance with applicable Legal Requirements, except where failure to hold such Governmental Authorizations will not have a Material Adverse Effect on the Acquired Corporations. Such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is in compliance with the terms and requirements of such Governmental Authorizations except where failure to be in compliance will not have a Material Adverse Effect on the Acquired Corporations. None of the Acquired Corporations has received (i) at any time since January 1, 1995 any written notice or other written communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization or (ii) prior to January 1, 1995 any such notice or communication that remains pending.

  2.11 Tax Matters.

  (a) The Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) have been or will be filed on a timely basis on or before the applicable due date (including any extensions of such due date) and (ii) have been, or will be when filed, prepared in compliance with applicable Legal Requirements, except where failure to be in such compliance would not have a Material Adverse Effect on the Acquired Corporations. The amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date and on all notices of assessment or demand for payment received by the Acquired Corporations have been or will be paid on or before the Closing Date.

  (b) The Company Financial Statements fully accrue the Company's liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. Each Acquired Corporation will establish, in the ordinary course of business and consistent with its past practices, appropriate reserves for the payment of Taxes due for the period from September 30, 1997 through the Closing Date.

  (c) There are no examinations or audits of any Acquired Corporation Return currently underway, and no extension or waiver of the limitation period applicable to any Acquired Corporation Return is in effect.

  (d) No proposed adjustment, claim or Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax. There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing. None of the Acquired Corporations has been the subject of a Tax ruling or closing agreement with a Governmental Body that has continuing effect.

  (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that could reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. None of the Acquired Corporations is, or has ever been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement

                                      1-9
or similar Contract. Except as set forth in Part 2.11(e) of the Company Disclosure Schedule, none of the Acquired Corporations has ever been a member of a consolidated group of corporations or analogous group under state or local law for which it could be liable for the Taxes of any Person (other than such Acquired Corporation) following the Effective Time.

  2.12 Employee Benefit Plans.

  (a) Set forth on Part 2.12 of the Company Disclosure Schedule is a true and complete list of each (i) "employee benefit plan," as defined in Section 3(3) of ERISA (including any "multiemployer plan" as defined in Section 3(37) of ERISA), and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change-of-control, health, life, disability, group insurance, vacation, holiday and fringe benefit plan, program or arrangement (each such plan, program or arrangement described in the foregoing clauses (i) and (ii), a "Plan") currently maintained, contributed to, or required to be contributed to, by the Acquired Corporations or any ERISA Affiliate of any Acquired Corporation or under which the Acquired Corporations or any ERISA Affiliate of any Acquired Corporation have any liability (collectively the "Company Plans").

  (b) Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986 stating that such Company Plan is so qualified.

  (c) Except as otherwise disclosed in Part 2.12 of the Company Disclosure
Schedule:

    (i) The Acquired Corporations and all ERISA Affiliates of the Acquired Corporations are in compliance in all material respects with the provisions of ERISA and the Code applicable to the Company Plans. Each Company Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA and the Code.

    (ii) No Company Plan is subject to Title IV of ERISA and no Company Plan is a "multiemployer plan" as defined in Section 3(37) of ERISA.

    (iii) The Company Plans which are "employee pension benefit plans" within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code now meet, and at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.

    (iv) Except for claims for benefits in the normal operation of the Company Plans, there is no pending or threatened audit, assessment, complaint, proceeding or investigation of any kind in any court or governmental agency with respect to any Company Plan.

    (v) Neither a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code nor any breach of any duty imposed by Title I of ERISA has occurred with respect to any Company Plan.

    (vi) With respect to each Company Plan that is a "group health plan" within the meaning of ERISA Section 607(l) and that is subject to Code
  Section 4980B, the Acquired Corporations comply in all material respects with the continuation coverage requirements of those provisions and Part 6 of Title I of ERISA.

    (vii) No Company Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, or (ii) death or retirement benefits under a Company Plan qualified under Code Section 401(a).


                                     1-10

  2.13 Environmental Matters.

  (a) None of the Acquired Corporations is liable or potentially liable for any material response cost or natural resource damages under any so-called "superfund" or "superlien" law or similar Legal Requirement, at or with respect to any site.

  (b) The Acquired Corporations are and have been in compliance with all applicable Environmental Laws, except for failures to be in compliance that would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. The Acquired Corporations possess all material permits and other material Governmental Authorizations required under applicable Environmental Laws, and the Acquired Corporations are and have been in compliance with the terms and requirements of all such Governmental Authorizations, except for failures to be in compliance that would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. None of the Acquired Corporations has received or given, and to the Knowledge of the Company, no current or prior owner of any property leased or controlled by any of the Acquired Corporations has received or given any notice, citation, summons, order, complaint, penalty, assessment, request for information, demand or other communication (in writing) to or from any Governmental Body or other Person regarding any actual, alleged, possible or potential material liability or responsibility arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Material of Environmental Concern that has not already been paid or fully resolved without any outstanding obligations. No Person has ever commenced or threatened to commence any contribution action or other Legal Proceeding against any of the Acquired Corporations in connection with any such actual, alleged, possible or potential liability or responsibility; and to the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to directly or indirectly give rise to, or result in any of the Acquired Corporations becoming subject to, any such liability or responsibility.

  (c) To the Knowledge of the Company, none of the Acquired Corporations has generated, manufactured, produced, transported, imported, used, treated, refined, processed, handled, stored, discharged, released or disposed of any Material of Environmental Concern. To the Knowledge of the Company, none of the Acquired Corporations has permitted (knowingly or otherwise) any Material of Environmental Concern to be generated, manufactured, produced, used, treated, refined, processed, handled, stored, discharged, released or disposed of (whether lawfully or unlawfully):

    (i) on or beneath the surface of any real property that is, or that has at any time been, owned by, leased to, controlled or used by any of the Acquired Corporations;

    (ii) in or into any surface water, groundwater, soil or air associated with or adjacent to any such real property; or

    (iii) in or into any well, pit, pond, lagoon, impoundment, ditch, landfill, building, structure, facility, improvement, installation, equipment, pipe, pipeline, vehicle or storage container that is or was located on or beneath the surface of any such real property or that is or has at any time been owned by, leased to, controlled by or used by any of the Acquired Corporations.

  (d) To the Knowledge of the Company, all property that is owned by, leased to, controlled by or used by any of the Acquired Corporations, and all surface water, groundwater, soil and air associated with or adjacent to such property:

    (i) is free of any Material of Environmental Concern and any harmful chemical or physical conditions; and

    (ii) is free of any environmental contamination of any nature.

  (e) To the Knowledge of the Company, there is no storage tank or other storage container that is or has been owned by, leased to, controlled by or used by any of the Acquired Corporations, or that is located on or

                                     1-11
beneath the surface of any real property owned by, leased to, controlled by or used by any of the Acquired Corporations.

  (f) There have been no environmental inspections, investigations, studies, audits, tests, reviews or other analyses conducted by, for or at the request of the Company or the Acquired Corporations, or to the Knowledge of the Company, by any other Person in relation to any property or business now or previously owned, operated or leased by the Company or the Acquired Corporations.

  2.14 Insurance. The Company has delivered or made available to Parent a copy of each material insurance policy relating to the business, assets or operations of the Acquired Corporations. Each such insurance policy is in full force and effect. Since December 31, 1995, none of the Acquired Corporations has received any written notice or other written communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy
(b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending material claim (including any workers' compensation claim) under or based upon any insurance policy of any of the Acquired Corporations. Part 2.14 of the Company Disclosure Schedule sets forth each material insurance policy relating to the business, assets or operations of the Acquired Corporations, the coverage provided thereunder and the premiums therefor.

  2.15 Related Party Transactions. No Related Party has any direct or indirect interest in any material asset used in or otherwise relating to the business of any of the Acquired Corporations. No Related Party has any direct or indirect financial interest in any Acquired Corporation Contract, transaction or business dealing involving any of the Acquired Corporations. No Related Party is competing directly or indirectly with any of the Acquired Corporations. No Related Party has any claim or right against any of the Acquired Corporations (other than rights under Company Options and rights to receive compensation for services performed as an employee of an Acquired Corporation). (For purposes of this Section 2.15 each of the following shall be deemed to be a "Related Party": (i) each individual who is an officer of any of the Acquired Corporations; (ii) each member of the immediate family of each of the individuals referred to in clause "(i)" above; and (iii) any trust or other Entity (other than an Acquired Corporation) in which any one of the individuals referred to in clauses "(i)" and "(ii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

  2.16 Legal Proceedings; Orders.

  (a) There is no pending Legal Proceeding, and (to the Knowledge of the Company) no Person has overtly threatened to commence any Legal Proceeding:
(i) that involves any of the Acquired Corporations or any assets owned or used by any of the Acquired Corporations and that, if adversely decided, would have a Material Adverse Effect on the Acquired Corporations; or (ii) that challenges the Merger or any of the other transactions contemplated by this Agreement.

  (b) There is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any assets owned or used by any of the Acquired Corporations, is subject.

  2.17 Authority; Binding Nature of Agreement. The Company has the corporate right, power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has (a) determined by a unanimous vote of the directors present that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement by the Company, and (c) recommended the adoption and approval of this Agreement by the holders of Company Capital Stock and directed that this Agreement be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2). Other than the Company Stockholders' Meeting, no other corporate proceedings are necessary to authorize this Agreement and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company,

                                     1-12
enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  2.18 Vote Required. The Company Required Vote (as hereinafter defined) is the only vote of the holders of any class or series of the Company's capital stock necessary to adopt and approve this Agreement, the Merger and the other transactions contemplated by this Agreement. For purposes of this Agreement, "Company Required Vote" shall mean the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single class).

  2.19 Non-contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

    (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of any of the Acquired Corporations;

    (b) contravene, conflict with or result in a violation of, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any material assets owned or used by any of the Acquired Corporations, is subject;

    (c) contravene, conflict with or result in a violation of any of the terms or requirements of any material Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any material assets owned or used by any of the Acquired Corporations; or

    (d) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the creation of any lien with respect to the assets of an Acquired Corporation pursuant to, any provision of any Material Contract, except for any such violations, liens, breaches or defaults, or failures to give notice that, individually or in the aggregate, will not have a Material Adverse Effect on the Acquired Corporations.

Except as contemplated by this Agreement or as may be required by the DGCL or under the HSR Act, none of the Acquired Corporations is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except where the failure to take such actions will not have a Material Adverse Effect on the Acquired Corporations.

  2.20 Financial Advisor. Except as set forth in Part 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of either of the Acquired Corporations.

  2.21 Employees. Part 2.21 of the Company Disclosure Schedule contains an accurate list of: (i) all written agreements providing for a term of employment between any Acquired Corporation and any current or retired employee; (ii) all collective bargaining agreements to which any Acquired Corporation is a party; (iii) the name, office location and salary of all full- and part-time employees of the Company as of December 31, 1997; and (iv) a description of personal perquisites and other personal benefits paid to or on behalf of any employee of the Company during 1997 to the extent that the aggregate amount of such perquisites and other personal benefits exceeds the lesser of $50,000 or 10% of the total of annual salary and bonus paid to such employee (it being understood that such perquisites and benefits do not include benefits made available under Company Plans). The Company does not have a written severance pay policy. To the Knowledge of the Company, as of the date of this Agreement, none of Michael J. Savage, Saiid Zarrabian, David
B. Hiatt, Steven Herbert, Thomas M. Carney, Christopher Herd and Michael Stapleton has indicated to any other Person that he is considering terminating his

                                     1-13
employment with the Company. The Company does not know of any efforts within the last three years to attempt to organize the Company's employees, and no strike or labor dispute involving the Company and a group of its employees has occurred during the last three years or, to the Knowledge of the Company, is threatened. The Company has complied in all material respects with applicable wage and hour, equal employment, safety and other legal requirements relating to its employees, except where the failure to comply will not have a Material Adverse Effect on the Acquired Corporations.

Section 3. Representations and Warranties of Parent and Merger Sub

  Parent and Merger Sub represent and warrant to the Company that, except as set forth in the disclosure schedule delivered by Parent to the Company on the date of this Agreement (the "Parent Disclosure Schedule"):

  3.1 Due Organization, Standing and Power.

  (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

  (b) Each of the Parent, Merger Sub and its other subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of the jurisdictions where the nature of its business requires such qualification and where the failure to so qualify will have a Material Adverse Effect on Parent. Each such jurisdiction is listed in Part 3.1(b) of the Parent Disclosure Schedule.

  (c) Parent has delivered or made available to the Company accurate and complete copies of the certificate of incorporation and bylaws of Parent, including all amendments thereto. Parent has made available to the Company accurate and complete copies in all material respects of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders of Parent and the board of directors and all committees of the board of directors of Parent.

  3.2 Capitalization, Etc.

  (a) The authorized capital stock of Parent consists of: (i) 40,000,000 shares of Parent Common Stock, of which 11,795,486 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 2,000,000 shares of preferred stock, of which no shares have been issued and are outstanding as of the date of this Agreement. There are no shares of Parent Common Stock held in treasury. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and non-assessable.

  (b) As of the date of this Agreement: 1,340,440 shares of Parent Common Stock are reserved for future issuance pursuant to stock options granted and outstanding.

  (c) Except as described in Sections 3.2(a) and (b) above, and except as set forth in Part 3.2(c) of the Parent Disclosure Schedule, as of the date of this Agreement there is no: (i) outstanding subscription, option, call, warrant or right to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or will become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; (iii) Contract under which Parent is or will become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) voting trust or other arrangement to which Parent is a party with respect to the voting of the capital stock of Parent. Parent is not party to any Contract that obligates it to, and is not otherwise obligated to, repurchase or redeem any of its issued securities.


                                     1-14

  3.3 SEC Filings; Financial Statements.

  (a) Parent has delivered or made available to the Company accurate and complete copies of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by Parent with the SEC between January 1, 1996 and the date of this Agreement (the "Parent SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Parent SEC Documents, the representations made in this Agreement, and the provisions of the Parent Disclosure Schedule, when read together, contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

  (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments which will not, individually or in the aggregate, be material in magnitude; and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

  (c) Except for liabilities or obligations which are accrued or reserved in the financial statements (or reflected in the Notes thereto) included in the Parent SEC Documents or which were incurred after September 30, 1997 in the ordinary course of business, Parent has no liabilities or obligations (accrued or contingent) of a nature required by GAAP to be reflected in a balance sheet or that would be required to be disclosed in footnotes that are required pursuant to Article 10 of Regulation S-X promulgated by the SEC in connection with the filing with the SEC of a quarterly report on Form 10-Q.

  3.4 Absence of Changes. Between September 30, 1997 and the date of this Agreement, and except as set forth in Part 3.4 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has:

    (a) sold or transferred any material portion of its assets or any material portion of the interests in such portion other than sales of Parent's products in the ordinary course of business;

    (b) suffered any material loss, or material interruption in use, of any asset or property (whether or not covered by insurance), on account of fire, flood, riot, strike or other hazard or Act of God;

    (c) made any material change in the nature of its business or operations;

    (d) without limitation by the enumeration of any of the foregoing, entered into any material transaction other than sales of Parent's and its subsidiaries' products;

    (e) incurred any liabilities other than in the ordinary course of business; or

    (f) suffered any adverse change with respect to its business or financial condition which has had a Material Adverse Effect on Parent.

  3.5 Proprietary Assets.

  (a) Each of Parent and its subsidiaries owns or has a valid right to use and exploit the intellectual property in the Parent Proprietary Assets. Except as set forth in Part 3.5(a) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries jointly owns with any other Person any Parent Proprietary Asset (i) that Parent or any of its subsidiaries purports to own and (ii) that is material to the business of Parent or its subsidiaries.

                                     1-15

Except as set forth in Part 3.5(a) of the Parent Disclosure Schedule, as of December 31, 1997 there is no Parent Contract pursuant to which Parent or any of its subsidiaries has granted any Person any right (whether or not currently exercisable) to use, sublicense, commercially distribute or otherwise exploit any Parent Proprietary Asset.

  (b) Parent and its subsidiaries have taken commercially reasonable measures and precautions to protect and maintain the confidentiality, secrecy and value of the Parent Proprietary Assets (except Parent Proprietary Assets whose value would be unimpaired by public disclosure). No current or former officer, director, stockholder, employee, consultant or independent contractor has any ownership right with respect to any Parent Proprietary Asset.

  (c) To the Knowledge of Parent: (i) all patents, trademarks, service marks and copyrights that are registered with any Governmental Body and held by Parent and its subsidiaries are valid and subsisting; (ii) except as set forth in Part 3.5(c)(ii) of the Parent Disclosure Schedule, none of the Parent Proprietary Assets, the use thereof in Parent's and its subsidiaries' business activities or the conduct of Parent's and its subsidiaries' business as presently conducted by Parent and its subsidiaries infringes any Proprietary Asset owned or used by any other Person; and (iii) except as set forth in Part 3.5(c)(iii) of the Parent Disclosure Schedule, no other Person is infringing any Parent Proprietary Asset.

  (d) The Parent Proprietary Assets, together with agreements for the license to Parent or any of its subsidiaries of software generally available to the public, constitute all the material Proprietary Assets necessary to enable Parent and its subsidiaries to conduct their business in the manner in which such business is currently being conducted. Except as set forth in Part 3.5(a) of the Parent Disclosure Schedule, none of Parent or its subsidiaries has (i) licensed any of the Parent Proprietary Assets to any Person on an exclusive basis, or (ii) entered into any covenant not to compete or Contract limiting its ability (A) to exploit fully any material Parent Proprietary Asset or (B) to transact business in any market or geographical area or with any Person.

  3.6 Contracts.

  (a) Parent has delivered or made available to the Company accurate and complete copies of the Parent Contracts. Each Parent Contract is valid and in full force and effect;

  (b) Neither Parent nor any of its subsidiaries has violated or breached, or committed any default under, any Parent Contract, and, to the Knowledge of the Parent and Merger Sub, no other Person has violated or breached, or committed any default under, any Parent Contract, except where such violations, breaches or defaults and have not had and will not have a Material Adverse Effect on Parent; and

  (c) Neither Parent nor any of its subsidiaries has executed any written amendments of, or waived in writing any of its material rights under, any Parent Contract.

  3.7 Compliance With Legal Requirements. Each of Parent and its subsidiaries is in compliance with applicable Legal Requirements, except where the failure to comply with such Legal Requirements will not have a Material Adverse Effect on Parent. Neither Parent nor any of its subsidiaries has received (i) at any time since January 1, 1995 any notice or written communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement or (ii) prior to January 1, 1995 any such notice or communication that remains pending. To the Knowledge of Parent, no investigation or review of Parent or any of its subsidiaries by any Governmental Body is pending or threatened, other than those which would not reasonably be expected to result in a Material Adverse Effect on Parent.

  3.8 Governmental Authorizations. Parent and its subsidiaries hold the Governmental Authorizations necessary to enable Parent and its subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and in compliance with applicable Legal
Requirements, except where failure to hold such Governmental Authorizations will not have a Material Adverse Effect on Parent. Such

                                     1-16

Governmental Authorizations are valid and in full force and effect. Each of Parent and its subsidiaries is in compliance with the terms and requirements of such Governmental Authorizations except where failure to be in compliance will not have a Material Adverse Effect on Parent. None of Parent or its subsidiaries has received (i) at any time since January 1, 1995 any written notice or other written communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization or (ii) prior to January 1, 1995 any such notice or communication that remains pending.

  3.9 Employee Benefit Plans.

  (a) Except as set forth in Part 3.9 of the Parent Disclosure Schedule, each Plan currently maintained, contributed to, or required to be contributed to, by Parent or any of its subsidiaries or any ERISA Affiliate of Parent or any of its subsidiaries or under which Parent or any of its subsidiaries or any ERISA Affiliate of Parent or any of its subsidiaries have any liability (collectively, the "Parent Plans") which is intended to be qualified under
Section 401(a) of the Code has received a favorable determination from the IRS covering the provisions of the Tax Reform Act of 1986 stating that such Parent Plan is so qualified.

  (b) Except as otherwise disclosed in Part 3.9 of the Parent Disclosure
Schedule:

    (i) Parent and its subsidiaries and all ERISA Affiliates of Parent and its subsidiaries are in compliance in all material respects with the provisions of ERISA and the Code applicable to the Parent Plans. Each Parent Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA and the Code.

    (ii) No Parent Plan is subject to Title IV of ERISA and no Parent Plan is a "multiemployer plan" as defined in Section 3(37) of ERISA.

    (iii) The Parent Plans which are "employee pension benefit plans" within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code now meet, and at all times since their inception have met, the requirements for such qualification, and the related trusts are now, and at all times since their inception have been, exempt from taxation under Section 501(a) of the Code.

    (iv) Except for claims for benefits in the normal operation of the Parent Plans, there is no pending or threatened audit, assessment, complaint, proceeding or investigation of any kind in any court or governmental agency with respect to any Parent Plan.

    (v) Neither a "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code nor any breach of any duty imposed by Title I of ERISA has occurred with respect to any Parent Plan.

    (vi) With respect to each Parent Plan that is a "group health plan" within the meaning of ERISA Section 607(l) and that is subject to Code
  Section 4980B, such Parent Plan complies in all material respects with the continuation coverage requirements of those provisions and Part 6 of Title I of ERISA.

    (vii) No Parent Plan provides benefits, including, without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, or (ii) death or retirement benefits under a Parent Plan qualified under Code Section 401(a).

  3.10 Environmental Matters. Parent and its subsidiaries are and have been in compliance with all applicable Environmental Laws, except for failures to be in compliance that would not reasonably be expected to have a Material Adverse Effect on Parent. Parent and its subsidiaries possess all material permits and other material Governmental Authorizations required under applicable Environmental Laws, and Parent and its subsidiaries are and have been in compliance with the terms and requirements of all such Governmental Authorizations, except for failures to be in compliance that would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its subsidiaries has received or given, and to the Knowledge

                                     1-17
of Parent, no current or prior owner of any property leased or controlled by Parent or any of its subsidiaries has received or given any notice, citation, summons, order, complaint, penalty, assessment, request for information, demand or other communication (in writing) to or from any Governmental Body or other Person regarding any actual, alleged, possible or potential material liability or responsibility arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Material of Environmental Concern that has not already been paid or fully resolved without any outstanding obligations. No Person has ever commenced or threatened to commence any contribution action or other Legal Proceeding against Parent or any of its subsidiaries in connection with any such actual, alleged, possible or potential liability or responsibility.

  3.11 Insurance. Each material insurance policy relating to the business, assets or operations of Parent or any of its subsidiaries is in full force and effect. Since December 31, 1995, neither Parent nor any of its subsidiaries has received any written notice or other written communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy,
(b) refusal of any coverage or rejection of any material claim under any insurance policy or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending material claim (including any workers' compensation claim) under or based upon any insurance policy of any of Parent or any of its subsidiaries.

  3.12 Legal Proceedings; Orders.

  (a) There is no pending Legal Proceeding and (to the Knowledge of Parent) no Person has overtly threatened to commence any Legal Proceeding: (i) that involves Parent or its subsidiaries or any of the assets owned or used by Parent or its subsidiaries and that, if adversely decided, would have a Material Adverse Effect on Parent; or (ii) that challenges the Merger or any of the other transactions contemplated by this Agreement.

  (b) There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any assets owned or used by Parent or any of its Subsidiaries, is subject.

  3.13 Authority; Binding Nature of Agreement. Parent and Merger Sub have the corporate right, power and authority to enter into and perform their respective obligations under this Agreement. The board of directors of Parent (at a meeting duly called and held) has (a) determined by a unanimous vote of the directors present that the Merger is advisable and fair and in the best interests of Parent and its stockholders, (b) approved the execution, delivery and performance of this Agreement by Parent (including the contemplated issuance of Parent Common Stock in the Merger in accordance with this Agreement) and (c) recommended the approval of the issuance of Parent Common Stock in the Merger by the holders of Parent Common Stock and directed that approval of such issuance be submitted for consideration by Parent's stockholders at the Parent Stockholders' Meeting (as defined in Section 5.2). The execution, delivery and performance by Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Merger Sub and its board of directors. Other than the Parent Stockholders' Meeting, no other corporate proceedings are necessary to authorize this Agreement or consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

  3.14 Vote Required. The Parent Required Vote (as hereinafter defined) is the only vote of the holders of any class or series of Parent's capital stock necessary to approve the issuance of the Parent Common Stock in the Merger. For purposes of this Agreement, "Parent Required Vote" shall mean the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock.

  3.15 Non-contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of

                                     1-18
the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

    (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation or bylaws of Parent or any of its subsidiaries;

    (b) contravene, conflict with or result in a violation of, any Legal Requirement or any order, writ, injunction, judgment or decree to which or any material assets owned or used by Parent or any of its subsidiaries is subject;

    (c) contravene, conflict with or result in a violation of any of the terms or requirements of any material Governmental Authorization that is held by Parent or any of its subsidiaries or that otherwise relates to the business of Parent or any of its subsidiaries or to any material assets owned or used by Parent or any of its subsidiaries; or

    (d) contravene, conflict with or result in a violation or breach of, or result in a default under, or result in the creation of any lien with respect to Parent's assets pursuant to, or require the giving of notice under, any provision of any Parent Contract, except for any such violations, liens, breaches or defaults, or failures to give notice that will not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

Except as contemplated by this Agreement or as may be required by the DGCL, federal and state securities laws, the By-laws of the National Association of Securities Dealers or under the HSR Act, neither Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except where the failure to take such actions will not have a Material Adverse Effect on Parent.

  3.16 Financial Advisor. Except as set forth in Part 3.16 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

  3.17 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 4. Certain Covenants of the Parties

  4.1 Access and Investigation.

  (a) During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause its Representatives and the Subsidiaries' Representatives to provide Parent and Parent's Representatives with, reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations. All information obtained through such access shall be treated as Evaluation Material under that certain letter agreement between the Company and Parent dated September 24, 1997 (the "Company Confidentiality Agreement").

  (b) During the Pre-Closing Period, (i) Parent shall, and shall cause its Representatives and its subsidiaries' Representatives to provide the Company and the Company's Representatives with, reasonable access to the Parent's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Parent and its subsidiaries and (ii) Parent shall consult with the Company in advance of, and shall provide any information reasonably requested by the Company with respect to, the sale, issuance or grant of shares of Parent Common Stock or securities or rights exercisable for or convertible into shares of Parent Common Stock (except stock options granted to employees, consultants or directors) that, when aggregated with all such issuances since the date of this Agreement (assuming conversion

                                     1-19
into, or exercise for, shares of Parent Common Stock of any such securities) exceed 1,000,000 shares of Parent Common Stock (as appropriately adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction). All information obtained through such access or consultation shall be treated as Proprietary Information under that certain letter agreement between the Company and Parent dated November 14, 1997 (the "Parent Confidentiality Agreement").

  4.2 Operation of the Company's Business.

  (a) During the Pre-Closing Period: (i) the Company shall use reasonable effort to cause each of the Acquired Corporations to conduct its business and operations (A) in the ordinary course and (B) in material compliance with applicable Legal Requirements and the requirements of the Acquired Corporation Contracts; and (ii) the Company shall use reasonable efforts to cause each of the Acquired Corporations to preserve intact its current business organization, to keep available the services of its current officers and employees and to maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations.

  (b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed by Parent), and shall not permit the Subsidiaries to:

    (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (excluding transactions among the Company and the Subsidiaries);

    (ii) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire, or relating to, any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that the Company may (1) issue up to 3,469,105 shares of Company Common Stock upon the valid conversion of shares of outstanding Company Preferred Stock and Company Class B Common Stock, (2) issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement, (3) grant the Company Options described in Part 2.3C of the Company Disclosure Schedule and issue shares of Company Common Stock upon exercise of such Company Options and (4) in addition to the Company Options described in Part 2.3C of the Company Disclosure Schedule, grant Company Options (and issue shares of Company Common Stock upon exercise of such Company Options) in accordance with past practices in connection with the hiring of new employees, provided that, with respect to this clause (4) only, the aggregate of the number of shares of Company Capital Stock (A) outstanding as of the Effective Time, (B) issuable upon exercise of Company Options outstanding as of the Effective Time and (C) issuable upon exercise of the Company Options described in Part 2.3C of the Company Disclosure Schedule does not exceed the aggregate of the number of shares of Company Capital Stock (x) outstanding as of the date of this Agreement, (y) issuable upon exercise of Company Options outstanding as of the date of this Agreement and (z) issuable upon exercise of the Company Options described in Part 2.3C of the Company Disclosure Schedule); provided, however, that any Subsidiary may conduct such a transaction with the Company;

    (iii) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

    (iv) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Acquired Corporation Contract outside the ordinary course of business, or amend or prematurely terminate, or waive any material right or remedy under, any Acquired Corporation Contract outside the ordinary course of business;

    (v) lend money to any Person other than travel advances to employees of the Company not to exceed $10,000 to any individual employee, loans to employees of the Company for the purchase of computers in accordance with the Company's policy for such loans and in amounts not to exceed $5,000 to any individual

                                     1-20
  employee, and relocation advances to employees made in the ordinary course of business and consistent with past practice; or incur or guarantee any indebtedness (except that the Company may make routine borrowings in the ordinary course of business and in accordance with prudent business practices) or guarantee any other obligations of a third party;

    (vi) establish, adopt or amend any Company Plan or other employee benefit plan, pay any bonus or make any profit-sharing or similar payment (except pursuant to existing Contracts, programs or Company Plan terms consistent with past practice) to, or increase by more than 6% the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

    (vii) change any of its methods of accounting or accounting practices in any respect;

    (viii) make any material Tax election;

    (ix) enter into any settlement of any Legal Proceeding involving payments by an Acquired Corporation in excess of $50,000 or involving any material asset of either of the Acquired Corporations;

    (x) hire any employee or consultant where the total annual compensation payable to such person would exceed, or in the case of a person working on a commission or similar performance basis, would reasonably be expected to exceed, $125,000;

    (xi) acquire any equity interest in or a substantial portion of the assets of another Entity or otherwise acquire any assets outside the ordinary course of business;

    (xii) sell, lease, license, waive, release, transfer or encumber any of its assets outside the ordinary course of business;

    (xiii) make any capital contribution to, or investment in, a third person;

    (xiv) approve or propose any Stockholder Rights Plan that would affect the consummation of the transactions contemplated hereby;

    (xv) take any action to cause any insurance policy naming any of the Acquired Corporations as a beneficiary or a loss payee to be canceled or terminated;

    (xvi) acquire or agree to acquire by merging or consolidating with, or by purchasing or agreeing to purchase any assets or equity securities of, or by any other manner, any business or any Entity or division thereof;

    (xvii) terminate or amend the terms of any employment agreement with any executive officer of the Company or terminate the employment of any such executive officer (excluding terminations for "cause" as defined in an employment agreement); or

    (xviii) agree or commit to take any of the actions described in clauses "(i)" through "(xvii)" of this Section 4.2(b).

  (c) Notwithstanding anything to the contrary contained in this Section 4.2, the Company shall not be required under this Section 4.2 to take any action, or refrain from acting in a manner, that would cause the Company to violate the HSR Act.

  4.3 Operation of Parent's Business.

  (a) During the Pre-Closing Period: (i) Parent shall use reasonable effort to cause Parent and each of its subsidiaries to conduct its business and operations (A) in the ordinary course and (B) in material compliance with applicable Legal Requirements and the requirements of the Parent Contracts; and (ii) Parent shall use reasonable efforts to cause Parent and each of its subsidiaries to preserve intact its current business organization, to keep available the services of its current officers and employees and to maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with Parent and its subsidiaries.


                                     1-21

  (b) During the Pre-Closing Period, Parent shall not (without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed by the Company), and shall not permit its subsidiaries to:

    (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (excluding transactions among Parent and its subsidiaries);

    (ii) sell, issue or grant shares of Parent Common Stock or securities or rights exercisable for or convertible into shares of Parent Common Stock (except stock options to employees, consultants or directors) that, when aggregated with all such issuances since the date of this Agreement (assuming conversion into, or exercise for, shares of Parent Common Stock of any such securities) exceed 2,500,000 shares of Parent Common Stock (as appropriately adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction);

    (iii) materially amend or permit the adoption of any material amendment to its certificate of incorporation or bylaws;

    (iv) change any of its methods of accounting or accounting practices in any respect;

    (v) expend more than $15,000,000 of funds in a single transaction, or more than an aggregate of $25,000,000 of funds in a series of transactions, in connection with any capital contribution to, investment in, or acquisition of all or any portion of the equity securities or assets of any Entity;

    (vi) approve or propose any Stockholder Rights Plan that would affect the consummation of the transactions contemplated hereby; or

    (vii) agree or commit to take any of the actions described in clauses "(i)" through "(vi)" of this Section 4.3(b).

  (c) Notwithstanding anything to the contrary contained in this Section 4.3, Parent shall not be required under this Section 4.3 to take any action, or refrain from acting in a manner, that would cause Parent to violate the HSR Act.

  4.4 No Solicitation.

  (a) The Acquired Corporations and the Acquired Corporations' Representatives shall not directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Company Acquisition Proposal,
(ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to a Company Acquisition Proposal, (iii) negotiate or engage in discussions with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Transaction or (v) enter into any letter of intent or Contract contemplating or otherwise relating to any Company Acquisition Proposal; provided, however, that notwithstanding any other provision hereof, the Company may (i) at any time prior to the time the Company's stockholders shall have voted to approve this Agreement, engage in discussions or negotiations with a third party who (without any solicitation, initiation, encouragement, discussion or negotiations, directly or indirectly, by or with the Company or its Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish such third party information concerning the Company and its business, properties and assets if, and only to the extent that, (A)(x) the third party has first made a Company Acquisition Proposal that is financially superior to the terms hereof and has demonstrated that financing for the Company Acquisition Proposal is reasonably likely to be obtained (as determined in good faith by the Company's Board of Directors after consultation with its financial advisors) and (y) the Company's Board of Directors shall conclude in good faith, after considering applicable provisions of state law, on the basis of oral or written advice of outside counsel that failing to take such action would result in substantial likelihood of liability for breach of the Company's Board of Directors' fiduciary duties under applicable law and (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, the Company (x) provides prompt notice to Parent to the effect that it is planning to furnish information to or enter into discussions or negotiations with such person or entity and (y) receives from

                                     1-22
such Person an executed confidentiality agreement in reasonably customary form on terms not in the aggregate materially more favorable to such Person than the terms contained in the Company Confidentiality Agreement, and (ii) accept a Company Acquisition Proposal from a third party, provided the Company first terminates this Agreement pursuant to Section 8.1(f). Except as may be restricted by the terms of Contracts entered into by the Company prior to the date of this Agreement, the Company shall notify Parent orally and in writing of any such inquiries, offers or proposals received after the date of this Agreement (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, shall keep Parent informed of the status and details of any such inquiry, offer or proposal.

  (b) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person that relate to any Company Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, the Company may give a copy of Sections 4.4(a), 4.4(b) and 5.2 to any Person who submits an unsolicited bona fide written Company Acquisition Proposal to the Company.

  (c) Parent its subsidiaries and Parents' and its subsidiaries' Representatives shall not directly or indirectly (i) solicit, initiate, encourage or induce the making, submission or announcement of any Parent Acquisition Proposal, (ii) furnish any nonpublic information regarding Parent or any of its subsidiaries to any Person in connection with or in response to a Parent Acquisition Proposal, (iii) negotiate or engage in discussions with any Person with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Transaction or (v) enter into any letter of intent or Contract contemplating or otherwise relating to any Parent Acquisition Proposal; provided, however, that notwithstanding any other provision hereof, Parent may take such actions if (A) Parent's Board of Directors shall conclude in good faith, after considering applicable provisions of state law, on the basis of oral or written advice of outside counsel that failing to take such action would result in substantial likelihood of liability for breach of Parent's Board of Directors' fiduciary duties under applicable law and (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Parent
(x) provides prompt notice to the Company to the effect that it is planning to furnish information to or enter into discussions or negotiations with such person or entity and (y) receives from such Person an executed confidentiality agreement in reasonably customary form on terms not in the aggregate materially more favorable to such Person than the terms contained in Parent Confidentiality Agreement. Except as may be restricted by the terms of contracts entered into by Parent prior to the date of this Agreement, Parent shall notify the Company orally and in writing of any such inquiries, offers or proposals received after the date of this Agreement (including, without limitation, the terms and conditions of any such proposal and the identity of the person making it), within 24 hours of the receipt thereof, shall keep the Company informed of the status and details of any such inquiry, offer or proposal.

  (d) Parent shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person that relate to any Parent Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, Parent may give a copy of Sections 4.4(c), 4.4(d) and 5.2 to any Person who submits an unsolicited bona fide written Parent Acquisition Proposal to Parent.

Section 5. Additional Covenants of the Parties

  5.1 Registration Statement; Joint Proxy Statement.

  (a) As promptly as practicable after the date of this Agreement, the Company and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, together with the Joint Proxy Statement and any other documents required by the Securities Act or the Exchange Act in connection with the Merger. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 Registration Statement (including the Joint Proxy Statement) to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to Parent's stockholders, and the Company will use all reasonable efforts to cause the Joint Proxy Statement to be mailed to the Company's stockholders, as

                                     1-23
promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the Company and Parent shall promptly furnish to the other all information that may be required or reasonably requested in connection with any action contemplated by this
Section 5.1. Each of the Company and Parent shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for any amendment or supplement to the Form S-4 Registration Statement or Joint Proxy Statement or for any other information and shall supply the other with copies of all correspondence between such party and the SEC or its staff or other governmental officials with respect to the Form S-4 Registration Statement or Joint Proxy Statement. The information supplied by each of Parent and the Company for inclusion in the Form S-4 Registration Statement and the Joint Proxy Statement shall not (i) at the time the Form S-4 Registration Statement is declared effective, (ii) at the time the Joint Proxy Statement is first mailed to the stockholders of Parent and the Company, (iii) at the time of the Company Stockholders' Meeting and at the time of the Parent Stockholders' Meeting, and (iv) at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If Parent or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement, then Parent or the Company, as the case may be, shall promptly inform the Company or Parent thereof and shall cooperate with the other in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company and Parent.

  (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote on the Merger.

  5.2 Stockholders' Meetings.

  (a) Subject to the fiduciary duties of the directors of Company, (i) the Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock and Company Preferred Stock (the "Company Stockholders' Meeting") to consider, act upon and vote upon the adoption of this Agreement and approval of the Merger and (ii) the Board of Directors of the Company shall recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting.

  (b) Subject to the fiduciary duties of the directors of Parent, (i) Parent shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Parent Common Stock (the "Parent Stockholders' Meeting") to consider, act upon and vote upon the issuance of Parent Common Stock in the Merger and (ii) the Board of Directors of Parent shall recommend that Parent's stockholders vote in favor of the issuance of Parent Common Stock in the Merger at the Parent Stockholders' Meeting.

  (c) The Company and Parent shall coordinate the timing of the Company Stockholders' Meeting and the Parent Stockholders' Meeting and shall use their best efforts to hold such meetings on the same day and within forty-five (45) days after the Form S-4 Registration Statement is declared effective under the Securities Act.

  5.3 Regulatory Approvals. The Company and Parent shall use all reasonable efforts to file as soon as practicable after the date of this Agreement all notices, reports and other documents required by law to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any

                                     1-24
inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (i) give the other party prompt notice of the commencement of any material Legal Proceeding by or before any court or other Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such Legal Proceeding and (iii) except as may be prohibited by any Governmental Body or by any Legal Requirement, permit the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document filed with or provided to any Governmental Body in connection with any such Legal Proceeding.

  5.4 Stock Options. At the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price (as adjusted as set forth in clause "(iii)" of this sentence), being payable for any fraction of a share), (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest hundredth of a cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed pursuant to this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. After the Effective Time, Parent will deliver to each holder of an outstanding Company Option a notice describing the assumption of such Company Option. Parent agrees to file with the SEC a Registration Statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the assumed Company Options no later than the business day immediately following the Closing Date.

  5.5 Indemnification of Officers and Directors.

  (a) From and after the Effective Time and for a period of six years thereafter, (i) Parent shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the rights of present and former directors, officers and employees of Parent and the Company (the "Indemnified Parties"), respectively, to be indemnified and held harmless as provided for in the Certificate of Incorporation, By-laws and indemnity agreements of Parent and the Company as in effect on the date of this Agreement, with respect to acts and omissions occurring prior to the Effective Time, and (ii) Parent shall, and shall cause the Surviving Corporation to, indemnify the directors and officers of Parent and the Surviving Corporation, respectively, to the fullest extent permitted by their respective certificates of incorporation and by-laws and by applicable law.

  (b) For six years after the Effective Time, Parent shall cause to be maintained the current policies of the officers' and directors' liability insurance maintained by the Company and Parent covering persons who are presently covered by the Company's and Parent's officers' and directors' liability insurance policies with respect to actions and omissions occurring prior to the Effective Time to the extent available; provided, that policies with third party insurers of similar or better A.M. Best rating of at least the same coverage containing terms and conditions that are not less advantageous to the insured may be substituted therefor; provided, further, that in no event shall Parent be required to maintain or procure insurance coverage pursuant to this Section 5.5 for an amount per annum in excess of 150% of the current annual premiums with respect to each such policy; provided, however, that if the annual premiums of such insurance coverage exceed such amount, Parent shall obtain or cause to be obtained policies with the best coverage available for a cost not exceeding such amount.


                                     1-25

  (c) Parent shall bear and pay, and shall reimburse the Indemnified Parties for, all costs and expenses, including attorneys' fees, that may be incurred by the Indemnified Parties in seeking to enforce their rights against Parent and the Surviving Corporation under this Section 5.5.

  (d) This Section 5.5 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Indemnified Parties and their respective heirs, successors and assigns and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns.

  5.6 Pooling of Interests; Tax Free Reorganization. Each of the Company and Parent agrees (i) not to take any action during the Pre-Closing Period that would adversely affect the ability of Parent to account for the Merger as a "pooling of interests," and (ii) to use commercially reasonable efforts to attempt to ensure that none of its "affiliates" (as that term is used in Rule 145 promulgated under the Securities Act) takes any action that could adversely affect the ability of Parent to account for the Merger as a "pooling of interests." Parent and the Company shall use all commercially reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under Section 368(a)(1) of the Code.

  5.7 Additional Agreements. Each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (ii) shall use reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement. Each party shall promptly deliver to the other party a copy of each such filing made, each such notice given and each such Consent obtained during the Pre-Closing Period.

  5.8 Disclosure.

  (a) The Company shall not, and shall not permit any of its Representatives to, issue any press release or otherwise publicly disseminate any document or other written material relating to the Merger or any of the other transactions contemplated by this Agreement unless (i) Parent shall have approved such press release or written material (it being understood that Parent shall not unreasonably withhold its approval of any such press release or written material), or (ii) the Company shall have been advised by its outside legal counsel that the issuance of such press release or the dissemination of such written material is required or advisable by any applicable law or regulation, and the Company shall have consulted with Parent prior to issuing such press release or disseminating such written material. The Company shall use reasonable efforts to ensure that none of its Representatives makes any public statement that is materially inconsistent with any press release issued or any written material publicly disseminated by the Company with respect to the Merger or with respect to any of the other transactions contemplated by this Agreement.

  (b) Parent shall not, and shall not permit any of its Representatives to, issue any press release or otherwise publicly disseminate any document or other written material relating to the Merger or any of the other transactions contemplated by this Agreement unless (i) the Company shall have approved such press release or written material (it being understood that the Company shall not unreasonably withhold its approval of any such press release or written material), or (ii) Parent shall have been advised by its outside legal counsel that the issuance of such press release or the dissemination of such written material is required or advisable by any applicable law or regulation, and Parent shall have consulted with the Company prior to issuing such press release or disseminating such written material; provided, however, that Parent shall be entitled to file with the SEC, after the execution and delivery of this Agreement, a Report on Form 8-K, together with a copy of this Agreement (including the exhibits hereto) and the press release (which shall have been approved by the Company) announcing this Agreement. Parent shall use reasonable efforts to ensure that none of its Representatives makes any public statement that is materially inconsistent with any press release issued or any written material publicly disseminated by Parent with respect to the Merger or with respect to any of the other transactions contemplated by this Agreement.


                                     1-26

  5.9 Affiliate Agreements. The Company shall use reasonable efforts to cause each Person who is or becomes an "affiliate" (as that term is used in Rule 145 promulgated under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit B. Parent shall use reasonable efforts to cause each of Parent's "affiliates" (as that term is used in Rule 145 promulgated under the Securities Act) to execute and deliver to Parent, at least 30 days prior to the date on which the Merger becomes effective, an "affiliate letter" in customary form relating to "pooling of interests" accounting requirements.

  5.10 Tax Matters. At or prior to the Closing, the Company and Parent shall execute and deliver to Dechert Price & Rhoads and to Cooley Godward LLP appropriate tax representation letters in the form of Exhibit E (which will be used in connection with the legal opinions contemplated by Sections 6.5(f) and 7.5(e)). Parent and the Company shall use all reasonable efforts to cause the Merger to qualify as a tax free reorganization under Section 368(a)(1) of the Code.

  5.11 Parent Plans and Benefit Arrangements. Any pre-existing condition limitations contained in any Parent Plans under which any Continuing Employee otherwise becomes eligible to receive benefits and who would be deemed under such Parent Plans to have a disqualifying pre-existing condition will be waived, to the extent such condition was covered by a Company Plan immediately prior to the Effective Time. For purposes of determining the eligibility and vesting of Continuing Employees under the Parent Plans, each Continuing Employee (who otherwise becomes eligible under the Parent Plans) shall be given full credit under the Parent Plans for such Continuing Employee's period of service with the Company prior to the Effective Time which was recognized under the Company Plans prior to the Effective Time. For purposes of this
Section 5.11 "Continuing Employee" shall mean any employee of the Company who continues as an employee of the Surviving Corporation or Parent after the Effective Time.

  5.12 NASDAQ Quotation. Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for quotation on Nasdaq.

  5.13 Resignation of Directors. The Company shall use reasonable efforts to obtain and deliver to Parent prior to the Closing the resignation of each director of the Company.

  5.14 Election to Board of Directors. At the Effective Time, the Parent's board of directors shall consist of not more than nine members and Michael Savage and one other director of the Company that is reasonably acceptable to Parent will be elected to the Parent's board of directors. One of the two individuals shall be a Class I director of Parent and the other shall be a Class II director of Parent.

  5.15 FIRPTA Matters. At the Closing, (a) the Company shall deliver to Parent a statement (in such form as may be reasonably requested by counsel to Parent) conforming to the requirements of Section 1.897--2(h)(1)(i) of the United States Treasury Regulations, and (b) the Company shall deliver to the Internal Revenue Service the notification required under Section 1.897--2(h)(2) of the United States Treasury Regulations.

Section 6. Conditions Precedent to Obligations of Parent and Merger Sub

  The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

  6.1 Accuracy of Representations. The representations and warranties of the Company set forth in this Agreement shall have been accurate when made and shall be accurate as of the Closing Date as if made on and as of the Closing Date, except, in any and all respects under this Section 6.1, for representations and warranties that expressly speak only as of a specific date or time which need only be accurate as of such date or time (it being understood that, for purposes of determining the accuracy of such representations and warranties in any and all respects under this Section 6.1, inaccuracies that would not, individually or in the aggregate, have a Material Adverse Effect on the Acquired Corporations shall be disregarded).

                                     1-27

  6.2 Performance of Covenants. All of the covenants that the Company is required to comply with or to perform under this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

  6.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

  6.4 Stockholder Approval. This Agreement shall have been duly adopted and the Merger shall have been duly approved by the Company Required Vote and the issuance of Parent Common Stock in the Merger shall have been approved by the Parent Required Vote.

  6.5 Agreements and Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

    (a) Affiliate Agreements in the form of Exhibit B, executed by each Person who is reasonably determined by the Company to be an "affiliate" of the Company (as that term is used in Rule 145 promulgated under the Securities Act);

    (b) the statement referred to in Section 5.15(a), executed by the Company;

    (c) a letter from Arthur Andersen LLP, dated as of the Closing Date and addressed to the Company, reasonably satisfactory in form and substance to Parent and Ernst & Young LLP, to the effect that, after reasonable investigation, Arthur Andersen LLP concurs with Company's management's conclusion that the Company could be a combining entity in a transaction accounted for as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

    (d) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent and Arthur Andersen LLP, regarding such firm's concurrence with Parent's management's conclusions as to the appropriateness of "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

    (e) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, in the form attached hereto as Exhibit C; provided, however, that such opinion may reflect changes or exceptions that, considered collectively, would not have a material adverse effect on the consummation of the transactions contemplated hereby and have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations taken as a whole.

    (f) a legal opinion of Dechert Price & Rhoads, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. In rendering such opinion, such firm may rely on such representations, warranties and certificates as it deems reasonable or appropriate under the circumstances.

  6.6 Quotation. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq.

  6.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any U.S. federal or state law or regulation enacted or deemed applicable to the Merger that makes consummation of the Merger illegal. Other than the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, all authorizations, consents, waivers, orders or approvals of, or declarations or filing with, any Governmental Body, the failure of which to obtain or make would have a Material Adverse Effect on Parent or the Surviving Corporation, shall have been obtained or made. Parent shall have received all state securities or "blue sky" permits and other authorizations, if any, necessary to issue the shares of Parent Common Stock pursuant to this Agreement.

                                     1-28

  6.8 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

  6.9 Material Adverse Change. No Material Adverse Change shall have occurred with respect to the Company.

  6.10 Compliance Certificate. Parent shall have received a certificate, duly executed by an executive officer of the Company, certifying that the conditions set forth in Sections 6.1 and 6.2 have been satisfied.

Section 7. Conditions Precedent to Obligations of the Company

  The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

  7.1 Accuracy of Representations. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been accurate when made and shall be accurate as of the Closing Date as if made on and as of the Closing Date, except, in any and all respects under this Section 7.1, for representations and warranties that expressly speak only as of a specific date or time which need only be true and correct as of such date or time (it being understood that, for purposes of determining the accuracy of such representations and warranties in any and all respects under this Section 7.1, inaccuracies that would not, individually or in the aggregate, have a Material Adverse Effect on Parent shall be disregarded).

  7.2 Performance of Covenants. All of the covenants that Parent or Merger Sub is required to comply with or to perform under this Agreement at or prior to the Closing shall have been complied with and performed in all material respects.

  7.3 Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

  7.4 Stockholder Approval. This Agreement shall have been duly adopted and the Merger shall have been duly approved by the Company Required Vote and the issuance of Parent Common Stock in the Merger shall have been approved by the Parent Required Vote.

  7.5 Agreements and Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

    (a) Affiliate letters as described in Section 5.9 of this Agreement, executed by each Person who is reasonably determined by Parent to be an "affiliate" of Parent (as that term is used in Rule 145 promulgated under the Securities Act);

    (b) a letter from Arthur Andersen LLP, dated as of the Closing Date and addressed to the Company, reasonably satisfactory in form and substance to the Company and Ernst & Young LLP, to the effect that, after reasonable investigation, Arthur Andersen LLP concurs with Company's management's conclusion that the Company could be a combining entity in a transaction accounted for as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

    (c) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to the Company and Arthur Andersen LLP, regarding such firm's concurrence with Parent's management's conclusions as to the appropriateness of a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;


                                     1-29

    (d) a legal opinion of Dechert Price & Rhoads, dated as of the Closing Date, in the form attached hereto as Exhibit D; provided, however, that such opinion may reflect changes or exceptions that, considered collectively, would not have a material adverse effect on the consummation of the transactions contemplated hereby and have not had and would not reasonably be expected to have a Material Adverse Effect on Parent; and

    (e) a legal opinion of Cooley Godward LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. In rendering such opinion, such firm may rely on such representations, warranties and certificates as it deems reasonable or appropriate under the circumstances.

  7.6 Quotation. The shares of Parent Common Stock to be issued in the Merger shall have been approved for quotation on Nasdaq.

  7.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any U.S. federal or state law or regulation enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal. Other than the filing of a Certificate of Merger with the Secretary of State of the State of Delaware, all authorizations, consents, waivers, orders or approvals of, or declarations or filing with, any Governmental Body, the failure of which to obtain or make would have a Material Adverse Effect on Parent or the Surviving Corporation shall have been obtained or made.

  7.8 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

  7.9 Material Adverse Change. No Material Adverse Change shall have occurred with respect to Parent.

  7.10 Compliance Certificate. The Company shall have received a certificate, duly executed by an executive officer of Parent, certifying that the conditions set forth in Sections 7.1 and 7.2 have been satisfied.

Section 8. Termination

  8.1 Termination. This Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

    (a) by mutual written consent of Parent and the Company;

    (b) by either Parent or the Company if the Merger shall not have been consummated by July 1, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

    (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

    (d) by either Parent or the Company if the Company Stockholders' Meeting shall have been held and this Agreement and the Merger shall not have been adopted and approved at such meeting by the Company Required Vote; provided, however, that (1) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Company's stockholders to adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement and (2) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Company's stockholders to adopt and approve this Agreement and the Merger at the Company Stockholders' Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement;

                                     1-30

    (e) by either Parent or the Company if the Parent Stockholders' Meeting shall have been held and the issuance of Parent Common Stock in the Merger shall not have been approved at such meeting by the Parent Required Vote; provided, however, that (1) the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Parent's stockholders to approve the issuance of Parent Common Stock in the Merger at the Parent Stockholders' Meeting is attributable to a failure on the part of the Company to perform any material obligation required to have been performed by the Company under this Agreement and (2) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of Parent's stockholders to approve the issuance of Parent Common Stock in the Merger at the Parent Stockholders' Meeting is attributable to a failure on the part of Parent to perform any material obligation required to have been performed by Parent under this Agreement;

    (f) by either Parent or the Company if the Company or any committee of the Company's Board of Directors (1) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement or the transactions contemplated hereby, (2) shall approve or recommend any merger or acquisition of the Company or a material portion of its assets, or any tender offer for shares of Company Capital Stock, in each case, other than by Parent or an affiliate of Parent or (3) shall resolve to take any of the actions specified in the foregoing clauses (1) or (2);

    (g) by either Parent or the Company if Parent or any committee of Parent's Board of Directors (1) shall withdraw or modify in any adverse manner its approval or recommendation of this Agreement or the transactions contemplated hereby, (2) shall approve or recommend any merger or acquisition of the Parent or a material portion of its assets, or any tender offer for shares of Parent Common Stock, or (3) shall resolve to take any of the actions specified in the foregoing clauses (1) or (2);

    (h) by Parent, following a breach of any representation, warranty or covenant of the Company set forth in this Agreement, in any such case such that the condition set forth in Section 6.1 or Section 6.2 would not be satisfied as of the time of such breach, provided, that if such breach in such representation, warranty or covenant is curable by the Company through the exercise of reasonable efforts within 45 days after the time of such breach, then Parent may not terminate this Agreement under this Section 8.1(h) during such 45-day period provided the Company continues to exercise such reasonable efforts and Parent may not, in any event, terminate this Agreement under this Section 8.1(h) as a result of such breach if such breach shall have been cured in all material respects; and provided further, that Parent may not terminate this Agreement pursuant to this
  Section 8.1(h) if it shall have willfully and materially breached this Agreement; or

    (i) by the Company, following a breach of any representation, warranty or covenant of Parent set forth in this Agreement, in any such case such that the condition set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach, provided that if such breach in such representation, warranty or covenant is curable by Parent through the exercise of reasonable efforts within 45 days after the time of such breach, then the Company may not terminate this Agreement under this
  Section 8.1(i) during such 45-day period provided Parent continues to exercise such reasonable efforts and the Company may not, in any event, terminate this Agreement under this Section 8.1(i) as a result of such breach if such breach shall have been cured in all material respects; and, provided further, that the Company may not terminate this Agreement pursuant to this Section 8.1(i) if it shall have willfully and materially breached this Agreement.

  8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3, Section 4.1 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful and knowing breach of this Agreement.

  8.3 Termination Fee; Expenses.

  (a) If this Agreement is terminated by Parent or the Company pursuant to
Section 8.1(d), then the Company shall pay to Parent, in cash, a nonrefundable fee in the amount of $1,750,000. If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e), then Parent shall pay to the Company, in cash, a

                                     1-31
nonrefundable fee in the amount of $1,750,000. If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(f), then the Company shall pay to Parent, in cash, a nonrefundable fee in the amount of $3,000,000. If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(g), then Parent shall pay to the Company, in cash, a nonrefundable fee in the amount of $3,000,000.

  (b) If this Agreement is terminated by Parent pursuant to Section 8.1(h), then the Company shall pay Parent, in cash, a nonrefundable fee equal to 120% of Parent's out-of-pocket legal and accounting costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby. If this Agreement is terminated by the Company pursuant to Section 8.1(i), then Parent shall pay the Company, in cash, a nonrefundable fee equal to 120% of the Company's out-of-pocket legal and accounting costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

  (c) Any termination payment required under Section 8.3 shall be made within three (3) business days after termination of this Agreement.

  (d) The payments called for by this Section 8.3 shall not be deemed to be liquidated damages, and shall be in addition to any rights or remedies at law or equity arising out of a breach of the obligations set forth in this Agreement.

  (e) The Company and Parent shall each bear and pay 50% of all filing fees required to be paid to a Governmental Body under the HSR Act in connection with the transactions contemplated by this Agreement, if any, and all filing fees required to be paid to the SEC in connection with the filing of the Form S- 4 Registration Statement.

  (f) Except as otherwise provided by this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

Section 9. Miscellaneous Provisions

  9.1 Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time before or after approval of this Agreement by the stockholders of the Company; provided, however, that after any such stockholder approval, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  9.2 Waiver.

  (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

  (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

  9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

  9.4 Entire Agreement; Counterparts; Applicable Law. This Agreement and the other agreements referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written

                                     1-32
and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall be governed in all respects by the laws of the State of Delaware as applied to contracts entered into and to be performed entirely within Delaware.

  9.5 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective permitted successors and assigns; provided, however, that neither this Agreement nor any of any party's rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties hereto, and any attempted assignment of this Agreement or any of such rights or obligations without such consent shall be void and of no effect. Except as set forth in Section 5.5 with respect to directors and officers of the Company and as otherwise provided in this Agreement, nothing in this Agreement is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

  9.6 Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  To Parent or Merger Sub:

    Pharmacopeia, Inc.
    101 College Road East
    Princeton Forrestal Center
    Princeton, NJ 08540
    Attention: Lewis Shuster
    Telephone: (609) 452-3600
    Fax: (609) 452-2434

  with a copy to:

    Dechert Price & Rhoads
    Princeton Pike Corporate Center
    997 Lenox Drive
    Building 3, Suite 210
    Lawrenceville, NJ 08648
    Attention: James J. Marino, Esq.
    Telephone: (609) 520-3230
    Fax: (609) 520-3259

  To the Company:

    Molecular Simulations Incorporated
    9685 Scranton Road
    San Diego, CA 92121
    Attention: President
    Telephone: (619) 458-9990
    Fax: (619) 597-9799

  with a copy to:

    Cooley Godward LLP
    Five Palo Alto Square
    3000 El Camino Real
    Palo Alto, CA 94306
    Attention: James R. Jones, Esq.
    Telephone: (650) 843-5000
    Fax: (650) 857-0663

                                     1-33

All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery,
(b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally- recognized, overnight courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following such mailing.

  9.7 Cooperation. Each of the Company and Parent agrees to cooperate fully with the other party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

  9.8 Construction.

  (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

  (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

  (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

  9.9 Titles. The titles and captions of the Sections of this Agreement are included for convenience of reference only and shall have no effect on the construction or meaning of this Agreement.

  9.10 Sections and Exhibits. Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.


                                     1-34

  In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

                                          Pharmacopeia, Inc.

                                                   /s/ Joseph A. Mollica
                                          By: _________________________________
                                            Name: Joseph A. Mollica, Ph.D.
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

                                          Micro Acquisition Corporation

                                                   /s/ Joseph A. Mollica
                                          By: _________________________________
                                            Name: Joseph A. Mollica, Ph.D.
                                            Title: Chairman of the Board,
                                                   President and Chief
                                                   Executive Officer

                                          Molecular Simulations Incorporated

                                                    /s/ Michael Savage
                                          By: _________________________________
                                            Name: Michael Savage
                                            Title: President and Chief
                                                   Executive Officer

                                     1-35

                                                           EXHIBIT A TO ANNEX 1

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

  For purposes of the Agreement (including this Exhibit A):

  Acquired Corporation Contract. "Acquired Corporation Contract" shall mean any Contract that is material to any of the Acquired Corporations, to the business or operations of any of the Acquired Corporations or to any of the transactions contemplated by the Agreement: (a) to which any of the Acquired Corporations is a party; or (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is bound or under which any of the Acquired Corporations has, any obligation, except for (1) end user license agreements entered into by the Company in the ordinary course of business, (2) agreements for the license to an Acquired Corporation of software generally available to the public and (3) customer contracts entered into in the ordinary course of business.

  Acquired Corporation Proprietary Asset. "Acquired Corporation Proprietary Asset" shall mean any material Proprietary Asset owned by or exclusively licensed to any of the Acquired Corporations, except for (1) end user license agreements entered into by the Company in the ordinary course of business and
(2) agreements for the license to an Acquired Corporation of software generally available to the public. As used herein, "exclusively licensed" means exclusively licensed for commercial use subject to certain retentions, exceptions and license-backs.

  Agreement. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

  Company Acquisition Proposal. "Company Acquisition Proposal" shall mean any offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Company Acquisition Transaction.

  Company Acquisition Transaction. "Company Acquisition Transaction" shall mean any transaction or series of related transactions involving:

    (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which an Acquired Corporation is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of an Acquired Corporation, or (iii) in which an Acquired Corporation issues securities representing more than 50% of the outstanding securities of any class of voting securities of an Acquired Corporation; or

    (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of an Acquired Corporation.

  Company Capital Stock. "Company Capital Stock" shall mean Company Common Stock, Company Class B Common Stock and Company Preferred Stock.

  Company Class B Common Stock. "Company Class B Common Stock" shall mean the Class B, nonvoting common stock, $.001 par value per share, of the Company.

  Company Common Stock. "Company Common Stock" shall mean the common stock, $.001 par value per share, of the Company.

                                     1-A-1

  Company Preferred Stock. "Company Preferred Stock" shall mean the Series A Convertible Preferred Stock, $.01 par value per share, of the Company.

  Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental
Authorization).

  Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

  Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest or encumbrance.

  Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

  Environmental Law. "Environmental Law" shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

  ERISA. "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  ERISA Affiliate. With respect to any Entity, "ERISA Affiliate" shall mean
(i) any corporation included with such Entity in a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) any trade or business (whether or not incorporated) which is under common control with such Entity within the meaning of Section 414(c) of the Code; (iii) any member of an affiliate service group of which such Entity is a member within the meaning of Section 414(m) of the Code; or (iv) any other person or entity treated as an affiliate of such Entity under Section 414(o) of the Code.

  Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  Form S-4 Registration Statement. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

  Governmental Authorization. "Governmental Authorization" shall mean any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

  Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

  HSR Act. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                     1-A-2

  Joint Proxy Statement. "Joint Proxy Statement" shall mean the joint proxy statement to be sent to the Company's stockholders in connection with the Company Stockholder's Meeting and to Parent's stockholders in connection with the Parent Stockholders' Meeting.

  Knowledge. "Knowledge" shall mean the actual knowledge of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Vice President of Sales and Vice President of Research and Development of any entity to which such term applies.

  Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding or hearing conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

  Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

  Material Adverse Change. An event, circumstance or other matter will be deemed to constitute a "Material Adverse Change" with respect to the Acquired Corporations if such event, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole; provided, however, that (i) any event, circumstance or other matter occurring after the date of the Agreement that results from or relates to general economic or industry conditions, after giving due consideration to the performance of the Acquired Corporation's competition and the effect of such conditions on the Acquired Corporation's customer base, shall be disregarded; (ii) any event, circumstance or other matter occurring after the date of this Agreement that results from or relates to the taking of any action contemplated or permitted by this Agreement or the announcement or pendency of the Merger shall be disregarded; and (iii) any change that results from or relates to quarterly or monthly fluctuations in the financial condition, business or results of operations of the Acquired Corporations similar in nature to those experienced by the Acquired Corporations in prior years shall be disregarded. An event, circumstance or other matter will be deemed to constitute a "Material Adverse Change" with respect to Parent if such event, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Parent and its subsidiaries taken as a whole; provided, however, that (i) any event, circumstance or other matter occurring after the date of the Agreement that results from or relates to general economic or industry conditions, after giving due consideration to the performance of Parent and its subsidiaries' competition and the effect of such conditions on Parent's and its subsidiaries' customer base, shall be disregarded; (ii) any event, circumstance or other matter occurring after the date of this Agreement that results from or relates to the taking of any action contemplated or permitted by this Agreement or the announcement or pendency of the Merger shall be disregarded; and (iii) any change that results from or relates to quarterly or monthly fluctuations in the financial condition, business or results of operations of Parent and its subsidiaries similar in nature to those experienced by Parent and its subsidiaries in prior years shall be disregarded.

  Material Adverse Effect. An event, violation, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of the Acquired Corporations taken as a whole. An event, violation, inaccuracy, circumstance or other matter will be deemed to constitute a "Material Adverse Effect" on Parent if such event, violation, inaccuracy, circumstance or other matter would have a material adverse effect on the business, condition, assets, liabilities, operations or financial performance of Parent and its subsidiaries taken as a whole.

  Material Contract. "Material Contract" shall mean any Contract that is material to any of the Acquired Corporations, to the business or operations of any of the Acquired Corporations or to any of the transactions contemplated by this Agreement: (a) to which any of the Acquired Corporations is a party; or
(b) by which any

                                     1-A-3
of the Acquired Corporations or any asset of any of the Acquired Corporations is bound or under which any of the Acquired Corporations has any obligation.

  Materials of Environmental Concern. "Materials of Environmental Concern" shall mean chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, petroleum and petroleum products and any other toxic or hazardous substance, waste or material that is now regulated by any Environmental Law.

  Nasdaq. "Nasdaq" shall mean the Nasdaq National Market.

  Parent Acquisition Proposal. "Parent Acquisition Proposal" shall mean any offer or proposal contemplating or otherwise relating to any Parent Acquisition Transaction.

  Parent Acquisition Transaction. "Parent Acquisition Transaction" shall mean any transaction or series of related transactions involving:

    (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Parent or any of its subsidiaries is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Parent, or (iii) in which Parent or any of its subsidiaries issues securities representing more than 50% of the outstanding securities of any class of voting securities of Parent or any of its subsidiaries; or

    (c) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 50% of the assets of Parent or any of its subsidiaries.

  Parent Common Stock. "Parent Common Stock" shall mean the Common Stock, $.0001 par value per share, of Parent.

  Parent Contract. "Parent Contract" shall mean any Contract that has been filed by Parent as an exhibit to a registration statement or report filed by Parent with the SEC.

  Parent Proprietary Asset. "Parent Proprietary Asset" shall mean any material Proprietary Asset owned by or exclusively licensed to Parent or its subsidiaries except for agreements for the license to Parent or its subsidiaries of software generally available to the public.

  Parent Financial Statements. "Parent Financial Statements" shall mean: (i) the audited and unaudited consolidated financial statements of Parent contained in the Parent SEC Documents; and (ii) the Parent Unaudited Interim Balance Sheet.

  Parent Unaudited Interim Balance Sheet. "Parent Unaudited Interim Balance Sheet" means the unaudited consolidated balance sheet of Parent and its subsidiaries as of September 30, 1997.

  Person. "Person" shall mean any individual, Entity or Governmental Body.

  Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, computer software, computer program, source code, algorithm, invention, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or
(b) right to use or exploit any of the foregoing.

  Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

                                     1-A-4

  SEC. "SEC" shall mean the United States Securities and Exchange Commission.

  Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

  Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, imposed, assessed or collected by or under the authority of any Governmental Body.

  Tax Return. "Tax Return" shall mean any return (including any information return) filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                     1-A-5

                                                                        ANNEX 2

                  [LETTERHEAD OF BT ALEX. BROWN INCORPORATED]

February 4, 1998

Board of Directors
Pharmacopeia, Inc.
Princeton Forrestal Center
101 College Road East
Princeton, NJ 08540

Members of the Board:

  Pharmacopeia, Inc. ("Pharmacopeia"), Micro Acquisition Corporation, a wholly owned subsidiary of Pharmacopeia ("Merger Sub"), and Molecular Simulations Incorporated ("MSI") have proposed to enter into an Agreement and Plan of Merger and Reorganization, dated as of February 4, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, the implementation of which is contingent on approval by the stockholders of Pharmacopeia and MSI, Merger Sub will be merged with and into MSI (the "Merger") and each outstanding share of the common stock, par value $0.001 per share, of MSI, Class B non-voting common stock, par value $0.001 per share, of MSI and Series A convertible preferred stock, par value $0.01 per share, of MSI will be converted into
0.5292 (the "Exchange Ratio") of a share of the common stock, par value $0.0001 per share, of Pharmacopeia (the "Pharmacopeia Common Stock"). You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to Pharmacopeia.

  BT Alex. Brown Incorporated ("BT Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of Pharmacopeia in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger and a portion of which is payable upon delivery of this opinion. We previously have provided investment banking services to Pharmacopeia in connection with matters unrelated to the proposed Merger, for which services we have received compensation. BT Alex. Brown maintains a market in Pharmacopeia Common Stock and regularly publishes research reports regarding the pharmaceutical and biotechnology industries and the businesses and securities of Pharmacopeia and other publicly owned companies in such industries. In the ordinary course of business, BT Alex. Brown may actively trade the securities of Pharmacopeia for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of Pharmacopeia.

  In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning Pharmacopeia, certain available financial information and other information concerning MSI and certain internal analyses and other information furnished to us by Pharmacopeia and MSI. We have also held discussions with the members of the senior management of Pharmacopeia and MSI regarding the business and prospects of Pharmacopeia and MSI and the joint prospects of a combined company. In addition, we have (i) reviewed the reported prices and trading activity for Pharmacopeia Common Stock, (ii) compared certain financial and stock market information for Pharmacopeia and certain financial information for MSI with similar information for certain publicly traded companies, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the

                                      2-1
prospects of Pharmacopeia, MSI and the combined company, we have assumed that such information reflects the best currently available judgments and estimates of the management of Pharmacopeia and MSI as to the likely future financial performance of their respective companies and of the combined company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of Pharmacopeia or MSI, nor have we been furnished with any such evaluations or appraisals. We are expressing no opinion as to the price at which the Pharmacopeia Common Stock actually may trade at any time. We have assumed, with your consent, that the Merger will qualify for pooling-of-interests accounting treatment. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Our advisory services and the opinion expressed herein are for the use of the Board of Directors of Pharmacopeia and do not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to matters relating to the proposed Merger. We hereby consent, however, to the inclusion of this opinion in its entirety as an exhibit to the proxy or registration statement of Pharmacopeia relating to the proposed Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio is fair, from a financial point of view, to Pharmacopeia.

                                          Very truly yours,

                                          BT ALEX. BROWN INCORPORATED

                                      2-2

                                                                        ANNEX 3


                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]


PERSONAL AND CONFIDENTIAL

February 4, 1998

Board of Directors
Molecular Simulations Incorporated
9685 Scranton Road
San Diego, CA 92121-3752

Gentlemen:

  You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of (i) Common Stock, par value $0.001 per share (the "Common Shares") and (ii) Class B Common Stock, par value $0.001 per share (the "Class B Common Shares and together with the Common Shares, the "Shares"), of Molecular Simulations Incorporated (the "Company") of the exchange ratio of 0.5292 shares of Common Stock, par value $0.0001 per share (the "Pharmacopeia Shares"), of Pharmacopeia Inc. ("Pharmacopeia") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 4, 1998, among Pharmacopeia, Micro Acquisition Corporation, a wholly-owned subsidiary of Pharmacopeia, and the Company (the "Agreement").
  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. In addition, we have provided certain investment banking services to Corning Incorporated ("Corning"), the largest shareholder of the Company, from time to time including having acted as its financial advisor in connection with its spinoff of Quest Diagnostics in January 1997 and acting as its financial advisor in connection with the pending divestiture of its consumer products business, and we may provide investment banking services to Corning in the future.
  In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-1, dated February 10, 1997, of the Company with respect to its previously proposed initial public offering; audited financial statements of the Company for the three years ended December 31, 1996; unaudited financial statements of the Company for the year ended December 31, 1997; and certain internal financial analyses and forecasts for the Company prepared by its management. We have also reviewed the Registration Statement on Form S-1, dated December 5, 1995, of Pharmacopeia with respect to an initial public offering of the Pharmacopeia Shares; Annual Reports to Stockholders and Annual Reports on Form 10-K of Pharmacopeia for the two years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pharmacopeia; certain other communications from Pharmacopeia to its stockholders; and certain internal financial analyses and forecasts for Pharmacopeia prepared by its management and certain

                                      3-1
financial analyses and forecasts for Pharmacopeia reviewed by us with the respective managements of Pharmacopeia and the Company (the "Forecasts"). We have also held discussions with members of the senior management of the Company and Pharmacopeia regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Pharmacopeia Shares, compared certain financial information for the Company and Pharmacopeia with similar information for certain other companies the securities of which are publicly traded, compared certain stock market information for Pharmacopeia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.
  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have also assumed with your consent that the transaction contemplated by the Agreement will be accounted for as a pooling-of-interests under generally accepted accounting principles. You are aware that Pharmacopeia has a limited operating history with a record of operating losses and there is no assurance of future profitability due, among other factors, to its dependence on patents and proprietary rights, competition, the risk of obsolescence of its technology, its dependence upon third party suppliers, collaborators and key employees, and the need for future capital and the uncertainty of funding therefor. Notwithstanding the various risks and uncertainties inherent in achieving the Forecasts because of the nature of Pharmacopeia's business and lack of demonstrated profitability, for purposes of our opinion, you have instructed us to assume, and we have assumed, that the Forecasts have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Pharmacopeia and the Company and it is the best currently available judgment of the Company that the Forecasts will be realized in the amounts and at the times contemplated thereby. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Pharmacopeia or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction. In addition, we are not expressing any opinion herein as to the prices at which the Pharmacopeia Shares may trade in the future.
  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

       /s/ Goldman Sachs & Co.
_____________________________________
        (GOLDMAN SACHS & CO.)

                                      3-2

                                                                        ANNEX 4

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

  262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of sec. 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsections (f) of sec. 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.


                                      4-1

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that is such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

                                      4-2

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

                                      4-3

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 299, L. '96, eff. 2-1-96 and Ch. 349, L. '96, eff. 7-1-96.)

                                      4-4

                                                                        ANNEX 5

           DESCRIPTION OF THE 1994 PHARMACOPEIA INCENTIVE STOCK PLAN

  General. Pharmacopeia's 1994 Incentive Stock Plan (the "Incentive Plan") was initially adopted by the Board of Directors on April 20, 1994 and initially approved by the stockholders on February 25, 1995. The Incentive Plan authorizes the grant of stock options, stock appreciation rights and stock purchase rights. Options granted under the Incentive Plan may be either "incentive stock options" as defined in Section 422 of the Code, or nonstatutory stock options, as determined by the Administrator (defined below). A total of 750,000 shares of Pharmacopeia Common Stock was initially reserved for issuance under the Incentive Plan. In 1996 and 1997, the Board of Directors and stockholders approved cumulative increases of 1,000,000 shares authorized for issuance under the Incentive Plan, increasing the number of shares of Pharmacopeia Common Stock authorized for issuance thereunder from 750,000 to 1,750,000 shares. Stockholder approval is now being sought for amendments of the Incentive Plan to increase by 500,000 the number of shares authorized for issuance under the Incentive Plan to 2,250,000, and to further increase the number of shares authorized for issuance to 2,750,000 effective upon consummation of the merger of a wholly-owned subsidiary of Pharmacopeia with and into Molecular Simulations Incorporated (the "Merger"). The Board of Directors believes that the proposed amendments increasing the number of shares reserved for issuance under the Incentive Plan are in the best interests of Pharmacopeia. The proposed increases will provide an adequate reserve of shares for issuance under the Incentive Plan, which is necessary to enable Pharmacopeia to compete successfully with other companies to attract and retain valuable employees. The reason for having two proposals regarding the Incentive Plan is that Pharmacopeia cannot be certain that the Merger will be approved and consummated. Therefore, Pharmacopeia cannot be certain how many employees it will have or how many shares of Pharmacopeia Common Stock should be authorized for issuance under the Incentive Plan. Pharmacopeia is seeking authority for an increase in the number of shares authorized for issuance under the Incentive Plan to 2,225,000, which Pharmacopeia believes would be a sufficient amount if Pharmacopeia does not acquire MSI. Pharmacopeia is also seeking authority for an additional increase in the number of shares authorized for issuance under the Incentive Plan to 2,750,000. This increase would be necessary, and would take effect, only if the Merger is consummated.

  Purpose. The general purpose of the Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to employees and consultants and to promote the success of Pharmacopeia's business.

  Administration. The "Primary Committee" administers the Incentive Plan for all employees subject to Section 16 of the Securities and Exchange Act of 1934 (the "Exchange Act"). The Primary Committee consists of two or more non-employee directors appointed by the Board of Directors. With respect to all other participants in the Incentive Plan, the Board of Directors may either administer the Incentive Plan or appoint a committee (the "Secondary Committee") from among its members, including the Primary Committee, to administer the Incentive Plan. A subcommittee of the Primary Committee or the Secondary Committee which has been approved by the Board of Directors may be delegated those administrative functions under the Incentive Plan which have been authorized to be performed by the Primary or Secondary Committee, as the case may be. The Board of Directors, Primary Committee, Secondary Committee or an approved subcommittee thereof, as applicable, are collectively referred to herein as the "Administrator". Subject to the other provisions of the Incentive Plan, the Administrator has the authority to: (i) grant options and rights; (ii) interpret the Incentive Plan; (iii) select the persons to whom options and rights are to be granted; (iv) determine the number of shares to be made subject to each option and right; (v) prescribe, amend and rescind rules and regulations relating to the Incentive Plan; (vi) prescribe the terms and conditions of each option and right (including the exercise price, whether an option will be classified as an incentive stock option or a nonstatutory stock option and the provisions of the stock option or stock purchase agreement to be entered into between Pharmacopeia and the grantee); and (vii) to make all other determinations deemed necessary or advisable for the administration of the Incentive Plan. All decisions, interpretations and other actions of the Administrator shall be final and binding on all holders of options and on all persons deriving their rights therefrom.

                                      5-1

  Eligibility. The Incentive Plan provides that options and rights may be granted to Pharmacopeia's employees and consultants (as such terms are defined in the Incentive Plan). Incentive stock options may be granted only to employees. At January 31, 1998, approximately 197 employees of Pharmacopeia were eligible to participate in the Incentive Plan, as proposed to be amended. It is not possible to state at this time whether a particular executive officer, all current executive officers as a group, a particular nominee for director or all non-executive officers as a group will be granted Options under the Incentive Plan or the benefit or value of such Options, since these matters will be determined by the Administrator based on each participant's level of responsibility, compensation and contribution to Pharmacopeia's success. As of January 31, 1998, Pharmacopeia had granted options pursuant to the Incentive Plan to purchase an aggregate of 1,510,300 shares at exercise prices ranging from $.48 to $26.75 per share. (For information regarding options granted under the Incentive Plan to certain Pharmacopeia Named Executive Officers of Pharmacopeia, see "Executive Compensation" in the Joint Proxy Statement/Prospectus). As of that date, Pharmacopeia had also granted options pursuant to the Incentive Plan to the following groups or persons: all current executive officers as a group had received options to purchase 417,500 shares at exercise prices ranging from $.48 to $21.50 per share and all current employees, including all current officers who are not executive officers, as a group, had received options under the Incentive Plan to purchase 553,725 shares at exercise prices ranging from $.48 to $26.75 per share. The closing price of Pharmacopeia Common Stock as reported on the Nasdaq National Market for January 31, 1998 was $16.625.

  Section 162(m) Limitations. Section 162(m) of the Code limits the deductibility of compensation paid to certain executive officers of Pharmacopeia. To maximize Pharmacopeia's deduction attributable to options granted to such persons, the Incentive Plan requires that no participant may receive options, separately exercisable stock appreciation rights and stock purchase rights for more than 400,000 shares of Pharmacopeia Common Stock in any one year.

  Terms and Conditions of Options. Each option granted under the Incentive Plan is evidenced by a written stock agreement between the optionee and Pharmacopeia and is subject to the following terms and conditions:

    (a) Exercise Price. The Administrator determines the exercise price of an option to purchase shares of Pharmacopeia Common Stock at the time the option is granted. The exercise price under an incentive stock option must not be less than 100% of the fair market value of the Pharmacopeia Common Stock on the date the option is granted and the exercise price of a nonstatutory stock option must not be less than 85% of the fair market value of the Pharmacopeia Common Stock on the date the option is granted. However, any optionee who owns more than 10% of the combined voting power of all classes of outstanding stock of Pharmacopeia (a "10% Stockholder") is not eligible for the grant of an option unless the exercise price of the option is at least 110% of the fair market value of the Pharmacopeia Common Stock on the date of grant. Generally, the fair market value shall be the closing sale price for such stock on the date of determination (or the mean of the bid and asked prices, if no sales were reported) as quoted on the Nasdaq National Market as reported in The Wall Street Journal.

    (b) Form of Consideration. The means of payment for shares issued upon exercise of an option is specified in each option agreement and generally may be made by cash, check, money order, promissory note, certain other shares of Pharmacopeia Common Stock of Pharmacopeia owned by the optionee, delivery of an exercise notice together with irrevocable instructions to a broker to deliver the exercise price to Pharmacopeia from the sale or loan proceeds (a "cashless exercise"), delivery of an irrevocable subscription agreement which requires full payment within twelve months, any combination of the foregoing methods, or any other consideration to the extent permitted under applicable law.

    (c) Term of the Option. Each stock option agreement will specify the type of option, the term of the option and the date when the option is to become exercisable. However, the term of an option granted under the Incentive Plan will be no longer than ten years from the date of grant in the case of an incentive stock option and ten years and one day in the case of a nonstatutory stock option. Moreover, in the case of an option granted to a 10% Stockholder, the term of an incentive stock option will be for no more than five years from the date of grant and the term of a nonstatutory stock option will be no more than five years and one day from the date of grant.

                                      5-2

    (d) Termination of Employment or Consulting Relationship. If an optionee's employment or consulting relationship terminates for any reason (other than death or permanent disability), the optionee may exercise his or her option, but only within thirty days (or such other period of time as is determined by the Administrator) from the date of such termination, and only to the extent that the optionee was entitled to exercise it at the date of such termination (and in no event later than the expiration of the term of such option as set forth in the option agreement). To the extent that the optionee was not entitled to exercise an option at the date of such termination, and to the extent that the optionee does not exercise such option (to the extent otherwise so entitled) within the time permitted, the option shall terminate.

    (e) Permanent Disability and Death. If an optionee is unable to continue employment or consulting with Pharmacopeia as a result of disability (as defined in Section 22(e)(3) of the Code) or death, then all his or her options under the Incentive Plan shall expire within six months after the date of termination of the optionee's employment or consulting relationship (or such other period of time determined by the Administrator) but in no event later than the expiration of the term of such option as set forth in the option agreement. The optionee, executor or other legal representative of the optionee may exercise all or part of his or her option at any time before such expiration date to the extent that such option was exercisable at the time of termination of employment. To the extent that the options were not exercisable at the date of such termination, and to the extent that the options are not exercised (to the extent otherwise permissible) within the time permitted, the options shall terminate.

    (f) Misconduct. If an optionee's employment or consultancy terminates due to misconduct, all outstanding options terminate immediately. Misconduct as defined in the Incentive Plan includes, but is not limited to, (i) acts of fraud, embezzlement or dishonesty, (ii) unauthorized use or disclosure of confidential information or trade secrets of Pharmacopeia or (iii) other intentional acts of misconduct by the optionee that harm Pharmacopeia.

    (g) Value Limitation. If the aggregate fair market value of all shares of Pharmacopeia Common Stock subject to an optionee's incentive stock options which are exercisable for the first time during any calendar year exceeds $100,000, the excess options shall be treated as nonstatutory stock options.

  Nontransferability of Options and Stock Purchase Rights. During a participant's lifetime, his or her options and rights shall be exercisable only by the participant and shall not be transferable other than by will or laws of descent and distribution.

  Stock Appreciation Rights. A stock appreciation right granted in connection with an option entitles the optionee to exercise the stock appreciation right by surrendering to Pharmacopeia unexercised the corresponding portion of the related option. In exchange, the optionee receives from Pharmacopeia an amount equal to the excess of the fair market value of the Pharmacopeia Common Stock covered by the surrendered portion of the related option on the date of surrender of the related option over the exercise price of the related option. When a stock appreciation right granted in connection with an option is exercised, the related option, to the extent surrendered, ceases to be exercisable. A stock appreciation right granted in connection with an option remains exercisable until, and expires no later than, the date on which the related option ceases to be exercisable or expires.

  With respect to employees subject to Section 16 of the Exchange Act, the Administrator may grant limited stock appreciation rights in connection with an option. The limited stock appreciation rights may only be exercised upon the occurrence of a hostile take-over (as defined by the Incentive Plan). In the event of a hostile take-over, each limited stock appreciation right that has been held for at least six months may be exercised for thirty days after the hostile take-over for a cash distribution equal to the excess of (i) the take-over price for the shares subject to the related option over (ii) the aggregate exercise price payable for such shares.

  Pharmacopeia's obligation arising upon the exercise of a stock appreciation right may be paid in Pharmacopeia Common Stock or in cash, or any combination thereof, as the Administrator may determine.

  Stock Purchase Rights. A stock purchase right gives the purchaser a period of no longer than six months from the date of grant to purchase Pharmacopeia Common Stock. A stock purchase right is accepted by the execution of a restricted stock purchase agreement between Pharmacopeia and the purchaser, accompanied by

                                      5-3
the payment of the purchase price for the shares. Unless the Administrator determines otherwise, the restricted stock purchase agreement shall give Pharmacopeia a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with Pharmacopeia for any reason (including death or disability). The purchase price for any shares repurchased by Pharmacopeia shall be the original price paid by the purchaser. The repurchase option lapses at a rate determined by the Administrator.

  Stock Withholding. The Administrator may allow participants in the Incentive Plan to satisfy their withholding obligations, if applicable, by either electing to have a certain number of shares of stock which would then be received pursuant to the exercise of the option or the vesting of such shares withheld by Pharmacopeia or by delivering to Pharmacopeia the number of shares of stock required to be withheld.

  Adjustment Upon Change in Capitalization. Subject to any required action by the stockholders of Pharmacopeia, in the event that the stock of Pharmacopeia is changed by reason of any stock split, reverse stock split, stock dividend, combination, reclassification or other increase or decrease in the number of issued shares of Pharmacopeia Common Stock effected without receipt of consideration by Pharmacopeia, appropriate proportional adjustments will be made in the number and class of shares of stock under the Incentive Plan, the number of shares of stock subject to any option or right outstanding under the Incentive Plan, and the exercise price of any such outstanding option or right. Any such adjustment will be made by the Administrator, whose determination shall be conclusive.

  Merger or Asset Sale. In connection with any merger, or sale of all or substantially all of the assets of Pharmacopeia, each outstanding option may be assumed or an equivalent option substituted by a successor corporation. If the successor corporation does not assume the option or substitute a substantially equivalent option, each option will become fully exercisable for a period of time determined by the Administrator. All options not exercised before the merger or asset sale will terminate, if not substituted for or assumed. Any option assumed or substituted for will automatically become fully exercisable if an optionee's employment or consultancy ends within eighteen months after the merger or asset sale. Such option will expire at the end of its term or one year after the involuntary termination, whichever is earlier. In addition, any repurchase option on Pharmacopeia Common Stock will terminate and the stock will fully vest upon a merger or asset sale unless the repurchase options are assigned to the successor corporation. Any such repurchase option assigned in the merger or asset sale will end and the shares subject to the repurchase option will immediately vest in full if the optionee's employment or consultancy ends within eighteen months of the merger or asset sale.

  Change in Control. The Administrator has the discretion to make any outstanding option fully or partially exercisable upon a change in control, or condition making any outstanding option fully exercisable on the involuntary termination of an optionee's employment or consultancy within eighteen months of the date of the change in control. In addition, the Administrator has the discretion with respect to stock purchase rights to terminate any repurchase option and vest the Pharmacopeia Common Stock to which the repurchase option relates upon a change in control or upon the involuntary termination of an optionee's employment or consultancy within eighteen months of the date of the change in control. A change in control means (i) certain changes in the composition of Pharmacopeia's Board of Directors over a three year period, or
(ii) the acquisition of more than half of the beneficial ownership of Pharmacopeia by any person or group accomplished by a tender offer which the Board of Directors does not recommend the stockholders accept.

  Amendments, Suspensions and Termination of the Incentive Plan. The Board of Directors may amend, suspend or terminate the Incentive Plan at any time; provided, however, that stockholder approval is required for any amendment which (i) materially increases the number of shares under the Incentive Plan,
(ii) materially increases the maximum number of shares allowed for grants to any participant, (iii) materially changes the class of persons eligible to receive grants of options or rights, or (iv) materially increases the benefits to participants under the Incentive Plan. In any event, the Incentive Plan will terminate automatically in 2004.

FEDERAL INCOME TAX CONSEQUENCES

  Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise may subject the optionee to

                                      5-4
the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss is treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee recognizes ordinary income at the time of disposition equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income is treated as long-term or short-term capital gain or loss, depending on the holding period. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% stockholder of Pharmacopeia. Pharmacopeia is entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

  Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time he or she is granted a nonstatutory stock option. Upon exercise, the optionee recognizes ordinary taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of Pharmacopeia is subject to tax withholding by Pharmacopeia. Pharmacopeia is entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Upon a disposition of such shares by the optionee, any difference between the sale price and the optionee's exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

  Stock Appreciation Rights. No income will be recognized by a recipient in connection with the grant of a stock appreciation right. When the stock appreciation right is exercised, the recipient generally will be required to include as taxable ordinary income in the year of exercise an amount equal to the sum of the amount of cash received and the fair market value of any Pharmacopeia Common Stock received on the exercise. In the case of a recipient who is also an employee, any income recognized on exercise of a stock appreciation right will constitute wages for which withholding will be required. Pharmacopeia will be entitled to a tax deduction in the same amount. If the optionee receives Pharmacopeia Common Stock upon the exercise of a stock appreciation right, any gain or loss on the subsequent sale of such stock will be treated in the same manner as discussed above under "Nonstatutory Stock Options."

  Stock Purchase Rights. Stock purchase rights will generally be taxed in the same manner as discussed above under "Nonstatutory Stock Options." However, restricted stock is generally purchased upon the exercise of a stock purchase right. At the time of purchase, restricted stock is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code. As a result, the purchaser will not recognize ordinary income at the time of purchase. Instead, the purchaser will recognize ordinary income on the dates when a stock ceases to be subject to a substantial risk of forfeiture. The stock will generally cease to be subject to a substantial risk of forfeiture when it is no longer subject to Pharmacopeia's right to repurchase the stock. At such times, the purchaser will recognize ordinary income measured as the difference between the purchase price and the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture.

  The purchaser may accelerate to the date of purchase his or her recognition of ordinary income, if any, and the beginning of any capital gain holding period by timely filing an election with the Internal Revenue Service pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the purchase price and the fair market value of the stock on the date of purchase, and the capital gain holding period commences on such date. The ordinary income recognized by a purchaser who is an employee will be subject to tax withholding by Pharmacopeia. Different rules may apply if the purchaser is also an officer, director, or 10% stockholder of Pharmacopeia.

  The foregoing is only a summary of the effect of federal income taxation upon optionees, holders of stock purchase rights, and Pharmacopeia with respect to the grant and exercise of options and stock purchase rights under the Incentive Plan. It does not purport to be complete, and does not discuss the tax consequences of the employee's or consultant's death or the provisions of the income tax laws of any municipality, state or foreign country in which the employee or consultant may reside.

                                      5-5

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 ("Section 145") of the Delaware General Corporation Law (the "DGCL") provides generally and in pertinent part that a Delaware corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative or investigative action, suit or proceeding (except actions by or in the right of the corporation), if, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal suit or proceeding, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that, in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors, officers, employees and agents against expenses actually and reasonably incurred by them if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, absent a determination by a court that such indemnity is proper. Section 145 further permits a Delaware corporation to grant its directors, officers, employees and agents additional rights of indemnification through bylaw provisions and otherwise.

  Section 145 further permits a Delaware corporation to purchase and maintain insurance on behalf of any persons who are or were directors, officers, employees or agents of the corporation, or are or were serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such, whether or not the corporation would have the power to indemnify them against such liability under the other provisions of Section 145.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Restated Certificate of Incorporation of Pharmacopeia provides for the indemnification of its directors and officers to the fullest extent provided by the DGCL. The Restated Certificate of Incorporation further states that Pharmacopeia may, in the sole discretion of its Board of Directors, indemnify any other person to the extent the Board of Directors deems advisable, as permitted by Section 145. Pharmacopeia's By-laws provide that Pharmacopeia shall indemnify its directors, officers, employees and agents, subject to certain exceptions regarding such persons' standard of conduct.

  In addition, Article IX, Section (b) of Pharmacopeia's Restated Certificate of Incorporation provides, in part, as follows:

    "No person shall be personally liable to the corporation or its stockholders for monetary damages for beach of fiduciary duty as a director, provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

  In addition, Pharmacopeia's By-laws provide that it has the power to purchase liability insurance policies covering its directors, officers, employees and agents, whether or not Pharmacopeia would have the power to indemnify such person under the DGCL. Pharmacopeia currently maintains such insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    2.1    Agreement and Plan of Merger and Reorganization dated as of February
           4, 1998, among Pharmacopeia, Inc., Micro Acquisition Corporation and
           Molecular Simulations Incorporated.(1)
    4.1    Restated Certificate of Incorporation of the Registrant.(2)
    4.2    Bylaws of the Registrant, as amended.(3)
    4.2(a) Amendment to Bylaws of the Registrant dated July 31, 1997.(4)
    4.3    Stockholder Rights Agreement, dated February 15, 1995.(5)
    5.1    Opinion of Dechert Price & Rhoads regarding the legality of the securities being registered.*
    8.1    Opinion of Dechert Price & Rhoads as to federal tax matters.
    8.2    Opinion of Cooley Godward LLP as to federal tax matters.
   21      Subsidiaries of the Registrant.(6)
   23.1    Consent of Dechert Price & Rhoads.*
   23.2    Consent of Cooley Godward LLP.*
   23.3    Consent of Ernst & Young LLP.
   23.4    Consent of Arthur Andersen LLP.
   24      Power of Attorney.*
   99.1    Consent of BT Alex. Brown Incorporated.*
   99.2    Consent of Goldman Sachs & Co.
   99.3    Form of Proxy Card of Pharmacopeia.*
   99.4    Consent of Michael J. Savage.*
   99.5    Consent of C. Peter W. Booth.*

--------
   *Previously filed.
(1) Filed as an Annex to the Joint Proxy Statement/Prospectus of which this Registration Statement forms a part and incorporated herein by reference.
(2) Incorporated by reference to exhibit 3.1 filed with the Registrant's Form 10-K for the year ended December 31, 1996.
(3) Incorporated by reference to exhibit 3.3 filed with the Registrant's Form 10-K for the year ended December 31, 1996.
(4) Incorporated by reference to exhibit 3.3(a) filed with the Registrant's Form 10-Q for the quarter ended September 30, 1997.
(5) Incorporated by reference to exhibit 4.3 filed with the Registrant's Registration Statement on Form S-1 No. 33-93460.
(6) Incorporated by reference to exhibit 21.0 filed with the Registrant's Form 10-K for the year ended December 31, 1997.

 (b) Financial Statement Schedules.

  Financial Statement Schedules are omitted because they are not applicable or are not required or because the requested information is immaterial or the required information is included in the financial statements or notes thereto.

 (c) 4(b) Information.

  The opinions of BT Alex. Brown Incorporated and Goldman Sachs & Co. are included as Annexes 2 and 3, respectively, to the Joint Proxy
Statement/Prospectus included in Part I of this Registration Statement.

ITEM 22. UNDERTAKINGS.

  (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (2) The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement:

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) immediately above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
  Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

    (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (5) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

  (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF PRINCETON, STATE OF NEW JERSEY ON THE SEVENTH DAY OF MAY, 1998.

                                          Pharmacopeia, Inc.

                                                   /s/ Joseph A. Mollica
                                          By:__________________________________
                                             JOSEPH A. MOLLICA, PH.D. CHAIRMAN
                                                      OF THE BOARD OF
                                               DIRECTORS,PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE
                                                                     DATE

         /s/ Joseph A. Mollica         Chairman of the Board     May 7, 1998
_____________________________________   of Directors,
       JOSEPH A. MOLLICA, PH.D.         President and Chief
                                        Executive Officer
                                        (Principal Executive
                                        Officer)

         /s/ Lewis J. Shuster          Executive Vice            May 7, 1998
_____________________________________   President, Corporate
           LEWIS J. SHUSTER             Development, Chief
                                        Financial Officer and
                                        Secretary (Principal
                                        Financial and
                                        Accounting Officer)

                   *                   Director                  May 7, 1998
_____________________________________
       FRANK BALDINO, JR., PH.D.

                   *                   Director                  May 7, 1998
_____________________________________
           SAMUEL D. COLELLA

              SIGNATURE                          TITLE               DATE
                   *                    Director                May 7, 1998
_____________________________________
        GARY E. COSTLEY, PH.D.

                   *                    Director                 May 7, 1998
_____________________________________
        EDITH W. MARTIN, PH.D.

                   *                    Director                 May 7, 1998
_____________________________________
            EILEEN M. MORE

                   *                    Director                 May 7, 1998
_____________________________________
       CHARLES A. SANDERS, M.D.

                   *                    Director                 May 7, 1998
_____________________________________
        PAUL A. BARTLETT, PH.D.

         /s/ Joseph A. Mollica
*By: ________________________________
          JOSEPH A. MOLLICA
          ATTORNEY-IN-FACT